Who We Are
Founded in 1817 as Bank of Montreal, BMO Financial Group is today a highly diversified North American financial services provider. Through our four operating groups — Personal and Commercial Banking Canada, Personal and Commercial Banking U.S., Private Client Group and BMO Capital Markets — we serve a broad range of personal, commercial, corporate and institutional customers.
Key Facts

•	$367 billion in total assets as of October 31, 2007

•	35,827 employees

•	TSX and NYSE: BMO

Personal and Commercial Banking		Private Client Group	BMO Capital Markets

Personal and Commercial Banking Canada (P&C Canada) serves over seven million customers. Working in partnership with other BMO businesses, we offer a full range of products and services. These include solutions for everyday banking, financing, investing, credit card and insurance needs, as well as a full suite of integrated commercial and capital market products and financial advisory services. P&C Canada’s extensive delivery network encompasses almost 1,000 BMO Bank of Montreal® traditional and instore branches, telephone banking, online banking at bmo.com, mortgage specialists and our network of almost 2,000 automated banking machines. Our personal and commercial banking business is among the five largest in Canada.

Personal and Commercial Banking U.S. (P&C U.S.) serves personal and business customers in select markets of the U.S. Midwest with a full range of products and services delivered through a community banking model that emphasizes local knowledge and commitment. Harris’®† extensive distribution network of 232 convenient, attractive branches, online banking at harrisbank.com, nearly 600 automated banking machines and an award-winning call centre support our strong focus on customer service.

Private Client Group (PCG) brings together all of our wealth management businesses. PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. Working together with our partners throughout BMO and Harris, we offer clients a broad range of wealth management products and services, including full-service and online brokerage, private banking and investment products.

BMO Capital Markets (BMO CM) combines all of our businesses serving a broad range of corporate, institutional and government clients in Canada and the United States. We also serve clients in the United Kingdom, Europe, Australia/Asia and South America. BMO Capital Markets offers complete financial solutions, drawing upon our expertise in areas including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, merchant banking, securitization, treasury and market risk management, foreign exchange, derivatives, debt and equity research, and institutional sales and trading.

    2007 Highlights
•    Introduced a new AIR MILES®1 program that rewards personal customers for purchases made on debit cards, as well as existing rewards on credit cards. They also receive additional reward miles when they do more of their business with BMO.
•    Fully integrated the bcpbank Canada branches, enabling former bcpbank Canada customers as well as BMO customers wider access to products and services. This has increased our presence in a multicultural market in a high-growth area.
•    Improved market share across all commercial banking segments for loans under $5 million, reinforcing our continued strength in servicing the commercial marketplace.

•   Further improved customer loyalty through refining our customer experience and providing excellent customer service.
•   Emphasized same store revenue growth while maintaining a disciplined focus on managing expenses.
•   Continued to build our branch network primarily through acquisition, closing on our acquisition of First National Bank & Trust in Indiana and announcing the acquisitions of Ozaukee Bank and Merchants and Manufacturers Bancorporation, Inc. in Wisconsin.

•   Delivered strong referral volumes in the United States, increasing referrals to and from Harris Private Bank by nearly 80%. PCG Canada delivered consistently strong referrals, continuing to improve on the high levels attained in prior years.
•   BMO Harris Private Banking was recognized in Euromoney Magazine’s Global Survey of private banking services as the Best Local Private Bank in Canada and Harris Private Bank was rated as one of the top five local private banks in the United States.

•   Improvement in cross-selling performance over the prior year in our efforts to grow U.S. revenues.
•   U.S. Investment and Corporate Banking revenue growth fuelled by continued hiring of 13 sector and product specialists for key roles in the United States.
•   Leveraged our Canadian market leadership to expand our presence in the United States and Europe.
•   Ranked as the top Equity Research Group in Canada for the 27th consecutive year in the Brendan Wood International Survey of Institutional Investors.

See page 44.	See page 46.	See page 49.	See page 52.

At-A-Glance		Business Review		Financial Report		Directories and Resources
Who We Are	IFC	Chairman’s Message	2	Management’s Discussion		Management Committee	4
Objectives, Strategic Priorities		President and Chief Executive		and Analysis	22	Board of Directors	18
and Results	IFC	Officer’s Message, including Q&A	3	Financial Performance and		Principal Subsidiaries	138
Numbers That Matter	1	2007 Financial Review	8	Condition at a Glance	24	Performance Committee	139
		Growth, Customer, Pace	10	Supplemental Information	78	Glossary	140
		Corporate Governance	16	Consolidated Financial		Shareholder Information	IBC
		Corporate Responsibility	19	Statements	92
				Notes to Consolidated Financial Statements	96
On our cover: Tiffany Kan, Direct Banking Manager, Lending and Investments, BMO Bank of Montreal.

Our Objectives

Our Vision à	Our Governing Objective à	Our Strategy à

To be the top- performing financial services company in North America.	To maximize the total return to BMO® share- holders and generate, over time, first-quartile total shareholder return relative to our Canadian and North American peer groups.	To grow our core Canadian businesses and accelerate our expansion in the United States.

At BMO, we understand that our success is

determined by how well we develop mutually

beneficial relationships with our many
stakeholders. We serve our customers

exceptionally well and they reward us with their
business. We provide our shareholders

with high-quality returns and they invest in our
company. We offer our employees a diverse

and opportunity-filled workplace where each one

of them can achieve success, and they repay us

with their talent and commitment. We contribute
to our communities and they welcome our

presence and honour us with their trust.
Our Strategic Priorities

1	Build a superior Canadian personal banking business to ensure that we meet all of our customers’ financial needs.
2	Further strengthen our commercial banking businesses to become a leading player everywhere we compete.
3	Grow our wealth management businesses, capturing an increasing share of this high-growth market.
4	Drive strong returns and disciplined growth in our North American investment banking business.
5	Improve our U.S. performance and expand our network to become the leading personal and commercial bank in the U.S. Midwest.
6
Build a high-performing, customer-focused organization supported by a world-class foundation of productive technologies, efficient processes, disciplined performance management, and sound risk management and governance.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Our 2007 Results

2007 Initiatives and Accomplishments

•	P&C Canada reported record net income of $1,250 million, up 9.4% due to branch-driven sales strategy, systems and process improvements and high-impact product offers.

•	We introduced redesigned integrated branch and individual scorecards with a focus on customer loyalty. We also reallocated resources to customer-facing positions.

•	In Canada, our customer-focused operating model led to commercial revenue growth of 6.1% and a 63 basis point increase in our market share of business loans of $5 million and below, which increased to 19.2%.

•	In the United States, we opened loan production offices in four new markets, enhanced by our Indiana and pending Wisconsin acquisitions.

•	Private Client Group reported record net income of $408 million, up 15%.

•	Continued investments in our sales forces and businesses, including our recent agreement, which is subject to regulatory approval, to purchase Pyrford International plc, are positioning us for future growth.

•	In BMO Capital Markets, excluding the $651 million after-tax impact of commodities losses and charges related to deterioration in capital markets, earnings grew by 25% to $1,076 million, driven by trading revenues, merger and acquisition fees and equity underwriting.

•	Increased sector focus and key hires in the U.S. market helped deepen our client relationships, increasing revenue per sector coverage officer by 18%.

•	P&C U.S. net income increased 3% to US$105 million. Excluding acquisition integration expenses, P&C U.S. earnings increased in each quarter of 2007 relative to the preceding quarter.

•	In P&C U.S., we completed the purchase and integration of First National Bank & Trust and entered into agreements to purchase Ozaukee Bank and Merchants and Manufacturers Bancorporation, Inc., subject to approval of U.S. regulators and Ozaukee Bank shareholders, increasing our presence in the Indiana market and expanding into Wisconsin.

•	Across the enterprise, we initiated efforts to improve productivity and shift resources to the front line; captured approximately $140 million in run rate cost reductions; and improved our cash productivity ratio, excluding significant items, by 150 basis points.

•	Increased our focus on improving our customer experience across the enterprise, increasing front-line capacity and accessibility and improving response times in our retail businesses, shifting to more planning-focused conversations in PCG and creating integrated solutions for our capital market clients.

BMO Financial Group at a Glance
Financial Targets

We achieved one of our 2007 annual targets[1]. Excluding the impact of significant items[2], all annual financial targets would have been achieved, reflecting the strength of our businesses.

Earnings per Share (EPS) Growth (see page 32)
2007 Target: 5% to 10% EPS growth from a base of $5.11
2007 Performance: EPS of $4.38, down 14.3% from $5.11 a year ago. Excluding significant items[2], EPS of $5.66, up 10.8%
2008 Target[3]:
10% to 15%EPS growth from a base of $5.24
Return on Equity (ROE) (see page 33)

2007 Target: ROE of 18% to 20%
2007 Performance: ROE of 15.3%. Excluding significant items, ROE of 19.8%
2008 Target: ROE of 18% to 20%
Provision for Credit Losses (see page 39)
2007 Target: Specific provision for credit losses of $400 million or less
2007 Performance: Specific provision for credit losses of $303 million
2008 Target: Specific provision for credit losses of $475 million or less
Tier 1 Capital Ratio[4] (see page 57)
2007 Performance: Tier 1 Capital Ratio of 9.51%
2008 Target: Tier 1 Capital Ratio of at least 8.0%
Cash Productivity Ratio/Operating Leverage (see page 40)
2007 Target: Improve cash productivity ratio by 100 to 150 basis points
2007 Performance: Cash productivity ratio deteriorated 473 basis points. Excluding significant items, cash productivity ratio improved 150 basis points
2008 Operating Leverage[5] Target: Achieve operating leverage of at least 2%
(1)	Our 2007 targets and performance measured on a basis consistent with our targets exclude the impact of changes in the general allowance for credit losses and restructuring charges.
(2)	Results in 2007 excluding significant items further adjusts results to exclude the impact of commodities losses and charges related to deterioration in capital markets. Significant items are itemized on page 32 of Management’s Discussion and Analysis.
(3)	The base for our 2008 EPS and Operating Leverage targets exclude the impact of changes in the general allowance, restructuring charges and commodities losses.
(4)	Our policy was to maintain a Tier 1 Capital Ratio of at least 8.0%. It was not a financial target in 2007.
(5)	Operating leverage is the difference between the revenue and cash-based expense growth rates.
The data above are non-GAAP measures. Please see the Non-GAAP Measures section on page 34 of Management’s Discussion and Analysis.

Financial Performance

4.1%
Excluding significant items, 5-year compound annual growth rate (CAGR)
9.15
9.49
9.96
10.11
10.70
9.53
2003 2004 2005 2006 2007

1.7%
Excluding significant items, 5-year CAGR
6.09
6.17
6.33
6.35
6.60
6.56
2003 2004 2005 2006 2007

16.3%
Excluding significant items, 5-year CAGR
1.78
2.30
2.40
2.66
2.92
2.13
2003 2004 2005 2006 2007

714 bps
Improvement since 2002
65.4
63.9
62.6
62.4
68.8
60.9
2003 2004 2005 2006 2007

455
(103)
179
176
353
2003 2004 2005 2006 2007

0.30
(0.07)
0.11
0.09
0.17
2003 2004 2005 2006 2007

6.4%
Excluding significant items, improvement since 2002
16.4
19.4
18.8
19.2
19.8
14.4
2003 2004 2005 2006 2007

9.55
9.84
10.30
10.22
9.51
2003 2004 2005 2006 2007

Shareholder Return

16.1%
Excluding significant items, 5-year CAGR
3.44
4.40
4.63
5.15
5.66
4.11
2003 2004 2005 2006 2007

30.5%
Excluding significant items, 5-year CAGR
703
1,113
1,116
1,230
1,390
603
2003 2004 2005 2006 2007

12.9
18.9
13.8
19.1
14.2
2003 2004 2005 2006 2007

17.7%
5-year CAGR
1.34
1.59
1.85
2.26
2.71
2003 2004 2005 2006 2007

Customer Service Measures

Operating groups change from 2006
4.9%
Corporate and T&O change from 2006
-4.0%
34.0 33.6 33.8 34.9 35.8
25.0 25.0 25.3 25.8 27.0
9.0 8.6 8.5 9.2 8.8
2003 2004 2005 2006 2007

Canada
Non-Canada
1,142 1,174 1,180 1,182 1,224
172 186 212 219 247
970 988 968 963 977
2003 2004 2005 2006 2007

Employee Measures

6.5
6.5
6.3
6.5
7.0
2003 2004 2005 2006 2007

Our Communities

31.9
37.2
37.9
40.8
50.4
2003 2004 2005 2006 2007

BMO Financial Group 190th Annual Report 2007 1

Numbers That Matter

Total Revenue ($ billions)(a)
See page 36.

Non-Interest Expense ($ billions)

See page 40.

Net Income ($ billions)

See page 36.

Cash Productivity Ratio (%) (a)
(100 basis points = 1%)

See page 40.

Tier 1 Capital Ratio (%)
See page 58.

Return on Equity (%)
See page 33.

Provision for Credit Losses as
a % of Average Net Loans and
Acceptances (c) See page 39.

Provision for (Recovery of)
Credit Losses ($ millions) (c)
See page 39.

Net Economic Profit ($ millions)
See page 33.

Earnings per Share ($) (b)
See page 32.

Five-Year Average Annual
Total Shareholder Return (%)
See page 78.

Dividends Declared ($ per share)
See page 58.

Product/Service Excellence

■

•

BMO’s Customer Connect received the Gold Award in the For Profit Customer Centricity category at the Canadian Information Productivity Awards (CIPA).

■

•

BMO Harris Private Banking selected Best Local Private Bank in Canada and recognized as one of the top five local private banks in the United States.

■

•

BMO Mutual Funds awarded the Dalbar Mutual Fund Service Award for best overall service.

■

•

Guardian Group Asian Growth and Income Fund received a Lipper Award for excellence in delivering consistently strong risk-adjusted performance.

■

•

BMO Capital Markets ranked as top Equity Research Group in Canada for the 27th consecutive year in the Brendan Wood International Survey of Institutional Investors.

Reported results

Excluding 2007 significant items, which consist of commodities losses,

charges related to deterioration in capital markets, restructuring charges and changes in the general allowance for credit losses, where applicable

Full-Time Employees (thousands)

See page 80.

Branches

See page 80.

Average Training Days per

Employee (2002–2005 averages
based on employee headcounts,
2006–2007 averages based on
full-time equivalent)

Community Support ($ millions)

(Includes corporate donations,
sponsorships and events supporting
communities, charities and not-for-
profit organizations in Canada and
the United States) See page 21.

Legend

All revenues on this page are reported on a taxable equivalent basis (teb).

All earnings per share (EPS) measures in this report refer to diluted EPS, unless otherwise specified.

Provision for credit losses includes changes in the general allowance.

Results stated on a basis that excludes commodities losses, charges related to deterioration in the capital markets environment, increases in the general allowance for credit losses and/or restructuring charges are non-GAAP measures. Please see the Non-GAAP Measures section in Management’s Discussion and Analysis on page 34.

(a)

(b)

(c)

Chairman’s Message to Fellow Shareholders

David A. Galloway Chairman
Change, Challenge and Great Promise
It has been a year of change, challenge and great promise at BMO.
A Time of Transition
This has been a year of transition, as Bill Downe assumed the role of President and CEO in March. Since then, he has brought his own hands-on style and unrelenting focus on improving BMO’s performance. His formidable experience and knowledge of all of our businesses, combined with his desire to move forward at an accelerated pace, have instilled our entire enterprise with a renewed sense of momentum and, indeed, excitement. It is a good time to be part of BMO.
A Time of Challenge
We have also witnessed Bill’s coolness under pressure as he successfully faced significant challenges during his inaugural year. BMO’s management team dealt openly and extensively with the commodities losses, initiating internal and external reviews to understand the factors that contributed to the losses. Your Board has been similarly active on this matter. We held a number of special meetings to review the situation and are overseeing a complete review of risk management systems and procedures, as well as attitudes to risk, across the enterprise. I am confident that we are doing all in our power to prevent such losses from happening again.
Economic trials also coloured 2007. In the United States, concern over the subprime mortgage market dampened demand for home financing and resulted in tighter lending practices and increased volatility in credit markets around the world. The full implications of the current economic conditions remain an unfolding tale. The fact that our leaders are managing well during this delicate time provides us with the confidence that BMO is well-positioned to weather ongoing squalls.
A Time of Promise
While it is important to be frank about challenges, we must take time to celebrate progress. There was much of that in 2007. Thanks to a number of initiatives, including the renewal of senior management, launch of new products and a more concerted focus on customer service, our Personal and Commercial Banking in Canada business increased significantly. Our Private Client Group also experienced solid gains. And excluding our commodities losses, and the fourth quarter capital markets environment charges, BMO Capital Markets performed well.
We have more to do; particularly, in our Personal and Commercial Banking business in the United States.
I know that inspiring our employees to grow all of our businesses profitably in an ethical and sustainable manner is at the top of Bill’s priorities. Based on his performance to date, I speak on behalf of the Board when I say that we have every confidence that BMO’s new leader and his team will continue to overcome challenges, meet our strategic priorities and build shareholder value by achieving the great promise that is BMO.
David A.Galloway
Chairman

2   BMO Financial Group 190th Annual Report 2007

           President and Chief Executive Officer’s Message to Fellow Shareholders

Delivering value for our customers
In this, my first letter to the shareholders of BMO Financial Group, my objective is to speak to you in plain terms about our recent performance and the higher expectations we have for the future.

William A. Downe President and Chief Executive Officer

As the Chairman said in his message on the previous page, it has been a year of transition. The fact of a management transition itself creates the expectation of change and in our company we started the year with a great deal of change underway. In truth, our history has been defined by the periods of greatest change, when we have seized the opportunity to do things in a different way and challenged conventional practices.

We take great pride in our history and the fact that Bank of Montreal can properly claim to be the first Canadian bank. When this company was established, on November 3, 1817, it was destined to play an important role in the development of the North American economy. We provided capital to new businesses across the continent, financed the building of the nation’s early infrastructure, the railways, the canals and for many years served as Canada’s central bank. In March we are holding our Annual General Meeting in Quebec City, to recognize that it will celebrate its 400th anniversary in 2008.

Today we are a bank with diversified operations across North America and tightly defined, but important, client businesses in Europe and Asia. With 36,000 talented, committed employees and market capitalization in excess of $30 billion we have earned a reputation as a consistent performer over a long period of time — 190 years in fact. We see a future in which our success is not constrained by resources or opportunity.

Looking back at the past year, we were confronted by events that tested and confirmed the resilience of BMO and the people who work here. Upon recognizing significant losses in our natural gas trading business, our attention was clearly on reduction of risk in the portfolio and minimizing the cost of that reduction. We identified areas where decision making was not at the standard expected at our company. The factors that contributed to this situation have been explicitly revisited; we completed a thorough review of controls and risk
BMO Financial Group 190th Annual Report 2007   3

           President and Chief Executive Officer’s Message to Fellow Shareholders

Management Committee

1	William A. Downe, President and Chief Executive Officer, BMO Financial Group, is responsible for providing leadership and vision for BMO Financial Group, and is accountable to shareholders through the Board of Directors for defining, communicating and implementing strategic and operational goals that will maximize shareholder value. The President and CEO has responsibility for our enterprise-wide performance and financial results, including P & L, Balance Sheet and Shareholder Value metrics.

2	Yvan Bourdeau, Chief Executive Officer and Head of Investment Banking Group, BMO Capital Markets, is responsible for all of BMO Financial Group’s businesses serving corporate, institutional and government clients in North America and around the world.

3	Ellen Costello, Chief Executive Officer, Harris Bankcorp, Inc., is responsible for our U.S. personal and commercial banking business, driving profitable business growth, both organically and through acquisition.

4	Joan Dea, Executive Vice-President and Head of Strategic Management and Corporate Marketing, BMO Financial Group, is responsible for enterprise-wide and group strategy development and management, and corporate marketing with a strong focus on strengthening our customer brand and building a performance culture.

5	Barry Gilmour, Group Head, Technology and Operations, BMO Financial Group, is responsible for managing, maintaining and providing governance related to information technology, operations services, real estate and sourcing for BMO Financial Group.
6	Sandra Hanington, Executive Vice-President, Customer Strategies and Marketing, Personal and Commercial Banking Canada, is accountable for the development and implementation of customer strategies to achieve a differentiated position for BMO Bank of Montreal in the Canadian market.

7	Maurice Hudon, Senior Executive Vice-President, Personal and Commercial Banking Canada, is accountable for operational risk management, long-term development initiatives and the cards and retail payments, insurance and broker services lines of business.

8	Karen Maidment, Chief Financial and Administrative Officer, BMO Financial Group,* is responsible for BMO Financial Group’s financial strategy, financial reporting and planning, taxation, treasury, investor relations, legal and compliance, corporate communications, economics and enterprise-wide risk and portfolio management.

9	Dean Manjuris, Head of Full Service Brokerage Line of Business and President and Director, Private Client Division, BMO Nesbitt Burns, is responsible for the strategic direction of the Private Client Division within our wealth management business.

10	Robert McGlashan, Executive Vice-President and Chief Risk Officer, Enterprise Risk and Portfolio Management, BMO Financial Group, is responsible for enterprise-wide risk and portfolio management at BMO Financial Group.

11	Tom Milroy, Co-President, BMO Capital Markets, shares responsibility for all of BMO Financial Group’s dealings with corporate, institutional and government clients, encompassing investment and corporate banking, as well as all treasury and trading operations.
12	Gilles Ouellette, President and Chief Executive Officer, Private Client Group, is responsible for BMO Financial Group’s North American wealth management businesses. He is also deputy chair, BMO Nesbitt Burns.

13	Graham Parsons, Executive Vice-President, Global Private Banking and End-to-End Strategic Initiatives, BMO Financial Group, is responsible for the strategic direction of BMO Financial Group’s trust and estate, customized banking, investment management, family office and philanthropic advisory services, which are delivered through 50 offices in North America.

14	Rose Patten, Senior Executive Vice-President, Head of Human Resources and Senior Leadership Advisor, BMO Financial Group, is responsible for BMO Financial Group’s enterprise-wide human resources functions and strategies. This includes four strategic portfolios: talent management and diversity, performance alignment and compensation, operational management and governance, and the Institute for Learning.

15	Frank Techar, President and Chief Executive Officer, Personal and Commercial Banking Canada, oversees the strategic direction for delivery of our banking services through BMO Bank of Montreal to more than seven million customers across Canada.

16
Eric Tripp, Co-President, BMO Capital Markets, shares responsibility for all of BMO Financial Group’s dealings with corporate, institutional and government clients, encompassing all treasury and trading operations, as well as investment and corporate banking.

*	As of October 26, 2007, Thomas E. Flynn, Executive Vice-President, Finance and Treasurer, was appointed Acting Chief Financial Officer, BMO Financial Group.

4   BMO Financial Group 190th Annual Report 2007

practices in the business and management oversight has been strengthened. I made the commitment earlier this year that this was a one-time, one-location event, and this is a commitment we intend to keep.

In the last two quarters we have seen, at the same time, highly unsettled debt markets and a global revaluation of financial assets. While this was triggered by the issues in the U.S. subprime mortgage market, it brought attention to a broader mis-pricing of financial risk. Our exposure to subprime is indirect and very limited, but all markets have been affected and will likely exhibit continuing uncertainty about price and liquidity going into the next year.

Against this backdrop, our confidence in the future is confirmed by the strength of our balance sheet and the demonstrated capacity of the core operating businesses to grow revenue and net income. In BMO Capital Markets, where the difficult issues of the year were centred, the impact was cushioned by better performance in the issuing client business, investment and corporate banking. We continue to focus on a strong North American base of mid-market clients where our expertise in M&A, debt and equity, lending and operating services can combine in a stable high return on equity business. The institutional trading business, where much of the market risk activity is centred, remains critical to our clients’ execution needs but will follow a strategy to reduce future volatility from the levels of the past 12 months.

“...our history has been defined by the periods of greatest change, when we have seized the opportunity to do things in a different way and challenged conventional practices.”

We are expecting Personal and Commercial Banking and our wealth management businesses in Canada and the United States to generate increased levels of growth at attractive rates of return. Following a period of sustained reinvestment in people and facilities, we are committed to faster growth in our customer base, in loans and deposits and in invested assets under management. In Canada, we have been building new branches, upgrading existing branches, and improving our customer access to bank machines, telephone banking and online banking and investing. In the United States, we added 30 branches to our base of 202 and announced the further acquisition of 40 branches, which when completed will represent a 35% expansion since the beginning of fiscal 2007.

But the most important element in the pursuit of growth is our relationship with our customers. We hear them telling us, in so many ways, that managing their finances is often too complex and they want our help in making better decisions. We are no longer asking what are the products and services that we might sell to customers, we are asking what it is that our customers want and what will we do to help them make better financial decisions. How can we help them buy their first home, save for the college education of their children, support or assist aging parents, prepare for retirement — on their terms.
BMO Financial Group 190th Annual Report 2007   5

President and Chief Executive Officer’s Message to Fellow Shareholders

In every area of BMO we are examining the impact of our actions and our decisions on our customers. It is central to our priorities and it is showing up across all of our businesses. The introduction of AIR MILES loyalty recognition for debit card users this spring rewards clients who have a primary relationship with us, where we truly are in a position to help them make the right choices. Shifting our resources to expand the mortgage specialist sales force in the Bank brings us closer to our customers and away from the mortgage broker channel where margins are poor and it is hard to manage the customer experience. Having everyone in our company see themselves as working for the customer — whether they sit on the front line, in the back office, or in a critical corporate function — generates enthusiasm and commitment in our bankers, in all of our employees. When I read this Annual Report, it confirms for me their determination and passion for our customers.

“In every area of BMO we are examining the impact of our actions and our decisions on our customers. It is central to our priorities and it is showing up across all of our businesses.”

I have spent many working days this year at the front line, meeting with customers from every line of business, participating in round tables with branch managers and the leaders of individual lines of business. In every conversation I have the opportunity to hear what the customer is saying; when they are delighted with our service and we can expand on those wins, or where we have not met their expectations (or our own) and can do better.

The creation of value for our shareholders flows directly from the value we deliver to our customers. We know that the best way to do that is to bring the strength of our entire company to our customers, to help them to make the choices that are best for them. Every time.

William A. Downe President and Chief Executive Officer
  6   BMO Financial Group 190th Annual Report 2007

At BMO, our commitment to transparency and accountability begins at the top. In the following Q&A, BMO Financial Group President and CEO Bill Downe takes the opportunity to answer questions that matter the most to our shareholders.

Q	Why should investors choose BMO?

A	Our balance sheet shows the value of the diversity of our business mix from an operating standpoint. But from my vantage point, and the vantage point of our customers, it is the combination of product and service that creates real value. We have completely refocused on customers. In every business, we are making decisions much faster than before. This allows us to enter the market in a way that, I believe, challenges the category. It is how we are strengthening our Canadian franchise in all three business groups and continuing our U.S. expansion. When we make decisions in individual businesses, it is the customers’ experience that will always be the deciding factor.

Q	What is BMO doing to differentiate itself in the highly competitive Canadian retail banking market?

A	Something we work at every day is to see banking and investing from our customers’ vantage point rather than our own. This way, we can work at taking away the complexity that comes with managing financial affairs. If customers come away with a feeling that we are the financial services company that makes things clearer and behaves like we are standing in their shoes, respecting their time, then we have accomplished something. This is how we are different.

Q	Where do you see your opportunities in the United States?

A	In the Midwest, our goal remains to become the leading personal and commercial bank. We’re taking advantage of opportunities to grow organically. For instance, we’re leveraging our strong community banking network to grow our commercial, capital markets and private client banking businesses. We’re also continuing to seek out more opportunities to grow through acquisition. We have expanded into both Indiana and Wisconsin and have a strong base in Illinois. We are going to continue to add branches and keep administrative costs flat.

Q	Has your appetite for risk changed as a result of a more challenging economic climate and tighter credit?

A	The definitive answer is “no.” BMO has long pursued a disciplined, consistent and prudent approach to credit risk management. This means our lending criteria remain consistent whether the economy is growing or slowing. It’s an approach that delivers better and more predictable returns for our shareholders. And peace of mind for our customers, who know they can count on BMO to meet their own unique and individual needs through the ups and downs of the economic cycle. Risk controls, on the other hand, have advanced and we are trying to make every investment we make in risk systems and processes one that not only manages risk but moves us ahead in other ways.

Q	What satisfied you most about the year and what disappointed you most?

A	It is a great source of satisfaction that, in spite of this year’s challenges which were clearly disappointing, we’ve proven our resilience and managed the performance of our core businesses like never before. And this shows in our operating results. Executing against our stated strategies is job one for our entire leadership team. To do that, we need to be thinking about our customers all the time.

Q	How has BMO’s strategy changed under your leadership?

A	Our strategic direction has not changed. We continue to develop our core Canadian businesses and accelerate our expansion in the United States. What has changed is our focus. We are far more visible in the market with our offers. We are focused on performance, customers, and doing what needs to be done. We used to ask ourselves: What product or service can we create for our customers to purchase? Now we ask ourselves: What is it our customers want and how can we make that happen — on their terms. Our leaders, myself included, are spending a great deal more time with our customers. It is amazing what you learn from customers when you take the time to listen.

BMO Financial Group 190th Annual Report 2007   7

2007 Financial Review
Demonstrating the fundamental strength
and diversity of our business

Net income of $2.1 billion was affected by commodities losses and, in the fourth quarter, the difficult capital markets environment. With a return on equity of 14.4%, our results demonstrated the fundamental strength and diversity of our businesses. Excluding significant items1, BMO produced net income of $2.9 billion and a 19.8% return on equity.

$2,131 million

Net Income

14.4%

Return on Equity

Financial Results
BMO Financial Group’s net income for 2007 was $2,131 million, with a return on equity of 14.4%, despite the impact of four significant items: commodities losses, charges related to the difficult capital markets environment, restructuring costs and an increase in the general allowance for credit losses.
Excluding these items, our net income was $2,918 million, an increase of $278 million or 10.5% over 2006, representing a return on equity of 19.8% and an improvement in our cash productivity ratio of 150 basis points to 60.9% in 2007. We were able to build solid momentum in most of our businesses by focusing on our customers and delivering on our priorities. The businesses performed well, which should pay off as market conditions improve.
Operating Groups
In 2007, our Personal and Commercial Banking Canada (P&C Canada) and Private Client Group (PCG) both set new net income records. P&C Canada is now fundamentally stronger and better positioned, a reflection of our renewed commitment to customers that we will make it easier for them to do business with us. This strength is reflected in net income, which increased to $1,250 million in 2007, an increase of 9%, while we continued to invest in the businesses. PCG, a consistent performer once again in 2007, achieved outstanding results with net income of $408 million, an increase of 15% over 2006. P&C U.S. enjoyed a solid year, achieving net income of US$105 million, including acquisition integration expenses. Net income excluding these costs was better in each successive quarter in 2007, a substantial accomplishment in a difficult operating environment. The financial performance of BMO Capital Markets saw a significant decline to net income of $425 million due to the impact of commodities losses and the capital
(1)	Results stated on a basis that excludes commodities losses, charges related to deterioration in the capital markets environment, changes in the general allowance for credit losses and/or restructuring charges are non-GAAP measures. Please see the Non-GAAP Measures section in Management’s Discussion and Analysis on page 34.

8   BMO Financial Group 190th Annual Report 2007

Dividends and Total Return
BMO’s total dividends declared of $2.71 per common share in 2007 increased 20% from 2006 and represents a Canadian industry-leading payout ratio of 47%, excluding the impact of 2007 significant items, which is within our target 45% to 55% payout range. By increasing our dividends declared for 15 consecutive years, BMO has demonstrated our commitment to balancing returns to shareholders while maintaining a strong capital base that supports ongoing investments in growing our businesses.

Dividends Declared
per Share ($ Cdn)

Dividends declared have increased at an average annual rate of 17.7% over the past five years.

As shown on the accompanying graph, over the past five years, BMO’s total return to common shareholders has reached $94.09 for every $100 invested in 2002.

$100 Invested

markets environment. Excluding these items, net income rose to $1,076 million, an increase of 25% with favourable results in a number of our capital markets businesses, including strong activity in mergers and acquisitions, equity underwriting and lending fees and commissions.
Foreign Exchange
Net income in 2007 was minimally impacted by the significant Canadian and U.S. foreign exchange rate fluctuations, reduced by $2 million in 2007, compared to a $24 million reduction in 2006. The minimal impact in 2007 was in part due to the hedging transactions we enter into at the beginning of each quarter.
Capital
We ended the year with a strong Tier 1 Capital Ratio of 9.51%, which remained comfortably ahead of our policy of at least 8%. This strength in capital provides BMO with the financial flexibility to invest in our businesses as opportunities arise.
Summary
The financial results in 2007 demonstrated the strength, diversity and continued momentum of BMO’s businesses. We continued to deliver consistent returns, with a reported return on equity above 13% for the 18th consecutive year, the only bank in our North American peer group to achieve this, and we continue to deliver to shareholders through a Canadian industry-leading dividend payout ratio. We enter 2008 with significant momentum in our businesses, providing us with confidence in achieving our targets.

BMO Financial Group 190th Annual Report 2007   9

1

By focusing on profitable and

sustainable growth, we deliver

value to our customers, create

opportunities for our employees

and generate greater rewards

to our shareholders. To achieve

our goals, we are investing

in the highest-growth and

highest-return businesses and

opportunities. Growing our

business means helping our

customers grow their
businesses and their personal

wealth.

.

BMO Mosaik

MasterCard for small

business accounts

40

%

Harris expansion

in the U.S. Midwest

This year, BMO Mosaik ® MasterCard ®2
increased the number of new personal
and small business accounts by 28% and
40%, respectively. Coupled with strong
customer retention, we’ve increased our
active account growth to the highest level
in over a decade.

In 2007, we acquired First National Bank &
Trust in Indiana and announced our intent to
purchase Merchants and Manufacturers
Bancorporation, Inc. and Ozaukee Bank in
Wisconsin. Three years ago we had 168
branches, all in Illinois. We will soon have
272 branches across three states, closing
in on our current goal of 350–400 branches.

10 BMO Financial Group 190th Annual Report 2007

growth

$

41.5

billion of completed
mergers and acquisitions

This year, at BMO Capital Markets, we
participated in 599 corporate and government
debt and equity transactions that raised $250
billion. We advised on 76 completed mergers
and acquisitions in North America totalling $41.5
billion. We also received our first M&A mandate
in China, acting as sole financial advisor to
Aluminum Corporation of China, the country’s
largest diversified metals and mining company,
on its acquisition of Vancouver-based Peru
Copper Inc. Helping our clients achieve their
growth ambitions wherever they are located is
our goal.

BMO Financial Group 190th Annual Report 2007 11

“Our goal is to help every client reach
their financial potential. When they grow,
we grow.”

Derral Moriyama, Senior Vice-President, Commercial, Greater Vancouver District

Our 36,000 employees are
focused on creating a high-
quality banking and investing
experience. We’re simplifying
our processes and investing in
technology to make it easier
and faster for customers to do
business with us. And we’re
giving our customers the easy-
to-understand information,
informed advice and the right
products they need to make
the right decisions about their
money – and their financial
futures.

2

.

Craig Christie,
Personal and Commercial Banking Canada

12  BMO Financial Group 190th Annual Report 2007

“We’re using customer insights to really
understand the type of banking and
investing experience our customers want.”

customer

We value our customers and are
rewarding both new and existing
customers for doing business with
us. Recently we introduced an
exciting new way for our personal
customers to collect
AIR MILES®1 reward miles on
purchases made with their debit
cards. BMO is now leading the
industry in Canada by rewarding
customers with reward miles for
purchases made on debit cards, as
well as existing rewards on credit
cards. Customers also receive
additional reward miles when they
do more of their business with us.
Since the launch of the program, we
have 20% more customers set up to
earn AIR MILES reward miles on
their debit cards.

This year, we created three new
commercial districts led by senior,
experienced bankers in Toronto,
Vancouver and Montreal – a
tangible sign of our commitment.
We offer our customers, from
small businesses to medium-sized
enterprises and mid-market
banking clients, a one-stop shop
for all their financial needs,
including banking expertise and
advice, and a great line-up of
products and services to assist
with banking, managing cash flow,
investment and financing. BMO
Harris Private Banking expertise is
also part of the offer, as are
banking services for their
employees. We continue to rank
second in market share for
business loans under $5 million,
clearly demonstrating our focus.

Helping our clients invest for their
futures is one of the many ways
we focus on their success and
provide them with financial
solutions that meet their personal
preferences. From BMO Harris
Private Banking, which offers an
unparalleled banking and
investing experience to high net
worth clients, to our focus on the
“new” retirement to help Boomers
plan for all aspects of retirement,
to our award-winning equity
research, we are there for our
customers at every stage in their
financial planning and investing.

BMO Financial Group 190th Annual Report 2007 13

3

.

We’re shortening the time it
takes to make decisions,
answer our customers’
questions and get things done.
That means less red tape,
simpler processes and shorter
wait times. It means more of
our people with the right skill
sets and greater decision-
making abilities, building
relationships with the
customers and communities
they serve. This is how we’re
picking up the pace.

Suzy Brown, Investment Advisor, BMO Nesbitt Burns

14  BMO Financial Group 190th Annual Report 2007

“Being responsive is
more than answer-
ing questions
and giving choices.
We help customers
make sense of the choices
and respond quickly.”

pace

BMO InvestorLine® is top-ranked
because it’s responsive to clients’
direct investing needs. This year we
streamlined our online application
process to allow clients to open
trading accounts more quickly and
help reduce approval wait times.
Currently, 80% of online applicants
receive swift approval and
immediate access to their accounts.
We also introduced MyLink™ in
2007, making us the first online
brokerage in Canada to offer a
service that sends personalized
messages directly to individual
investors. This industry-leading
secure online service gives our
clients access to relevant and
timely information specific to their
investment holdings, enabling them to
make better investing decisions.

We have added 55 new
mortgage specialists this year.
And we are planning to hire
another 80 next year. It’s all part
of our strategy of shifting more
of our resources to the front line
to improve customer service, be
responsive and faster in getting
back to our customers.

Our customers told us that they want
answers faster. And we acted. For
example, we improved our Direct
Promotions application process to get our
Mosaik® MasterCard®2 credit card into
customers’ hands much faster – 30%
faster. For Canadian customers who apply
for a loan or mortgage online or by
telephone, we shortened the wait time for
a decision by 88%. For qualified Harris
mortgage customers, approval waiting
times were cut in half.

BMO InvestorLine introduced MyLink, a service that sends personalized messages directly to individual investors

BMO Financial Group 190th Annual Report 2007 15

Corporate Governance
Committed to Sound Corporate Governance

BMO has long been committed to, and recognized as a leader in, sound corporate governance. Today, we remain focused on maintaining our place at the forefront. In practice, this means that every day we seek to earn the trust of all our stakeholders, including our shareholders, customers, employees and communities. We do so by conducting our business ethically and according to the principles of honesty, transparency and accountability.

BMO’s Board of Directors sets the standard of good governance for the entire enterprise. We believe that having all BMO directors be independent, with the exception of BMO’s President and CEO, helps the Board operate autonomously and ensures that we are accountable to all our stakeholders. Our independent Chairman ensures that the Board operates independently of management and that directors have access to an independent leader. Further, the Board seeks to represent the interests of all our stakeholders by nominating individuals with a broad array of skills and backgrounds for election to the Board.
Here is an overview of BMO’s corporate governance structure:
An Active Year
The Board’s leadership role was particularly evident in fiscal 2007. It was a year that saw a number of complicated and challenging issues arise, including losses in our commodities business, unsettled asset-backed commercial paper markets and economic concerns related to the troubled subprime mortgage market in the United States. The Board held 10 meetings in fiscal 2007, in addition to those in its normal schedule, to provide advice and oversight on various issues. As well, it is overseeing a complete review of risk management systems and procedures, as well as attitudes to risk, across the enterprise.
Responsibility Framework
The Board’s Approval/Oversight Guidelines serve as the backbone of our corporate governance program and provide management and directors with a clear road map of their respective responsibilities. These guidelines, which are updated annually, detail clearly those matters requiring Board and committee approval, advice or review.
The Board also has adopted FirstPrinciples, our comprehensive code of business conduct and ethics, which provides directors, officers and employees with a framework for the ethical conduct and decision-making integral to their work. The Audit Committee has also adopted whistleblower procedures that allow officers and employees who believe a violation of FirstPrinciples has occurred to report this violation on a confidential and anonymous basis to BMO’s Ombudsman. The Chair of the Audit Committee is notified of all concerns relating to accounting, internal accounting controls or auditing matters and determines the nature of any necessary investigation to be completed and the action taken at the conclusion of the investigation.

16     BMO Financial Group 190th Annual Report 2007

Focus on Disclosure
Disclosure is an essential component of effective corporate governance. At BMO, we place a high value on our stakeholders being able to understand our operations, goals and values as well as our financial performance. Our Board encourages, and management actively seeks, ways to provide more information, clarity and insight to our stakeholders on an ongoing basis.
We place a high value on our stakeholders being able to understand our operations, goals and values as well as our financial performance.
A hallmark of our public disclosure is our financial performance scorecard in our Annual Report (see pages 24-26), which has made us a pioneer in financial disclosure. The scorecard is a report on and comparison of 11 important financial measures, including shareholder return, return on equity, earnings per share growth, productivity and credit performance. We disclose our performance on these measures relative to the performance of Canada’s major banks and our North American peer group. We believe that assessing performance relative to our competition puts our results in an appropriate context for our stakeholders and provides further clarity. BMO has disclosed these comparatives every year since we started the practice in 1992.
Building on Our Commitment
Over the past number of years, BMO has adopted many leading governance practices, including:
•	discontinuing option grants to non-employee directors in 2003;

•	having independent directors meet regularly without management present;

•	enhancing Board and director evaluation procedures by including written peer reviews and one-on-one interviews with the Chairman; and

•	setting minimum share ownership guidelines for directors at six times their annual retainer to strengthen the alignment of their interests with those of our shareholders.

2007 Awards
Recognized for Corporate Governance
The Globe and Mail’s Report on Business 2007 annual review of corporate governance practices ranked BMO fifth overall among 270 Canadian reporting issuers.
Protecting Privacy
BMO Financial Group ranked second in the 2007 Canada’s Most Trusted Companies for Privacy study. Conducted by the Ponemon Institute, the study measures public perception of the privacy and security practices of both Canadian and global companies. This is the second consecutive year that BMO ranked in the top five and ahead of all other financial institutions included in the study.
Serving Our Investors
IR Global Rankings once again recognized BMO as having one of the top five investor relations web sites in North America. Along with this award, BMO was recognized with two additional awards: top five in North America for best financial disclosure procedures and best online annual report in North America.
Recognized for Disclosure
For the second year in a row, BMO Financial Group received an Award of Excellence for Financial Reporting from the Canadian Institute of Chartered Accountants (CICA). The award is presented to the best annual report among the 80 submissions judged, regardless of industry sector.

For More Information
For more details regarding corporate governance at BMO, please see the following documents, which are posted on our web site at www.bmo.com.
Notice of Annual Meeting of Shareholders
Shareholders are invited to attend our annual meeting on March 4, 2008 in Quebec City or view a webcast of the event. Details of the webcast are available on our web site at www.bmo.com.
Corporate Governance
Our web site contains information on our corporate governance practices, including FirstPrinciples (our code of conduct), our Code of Ethics for the CEO and Senior Financial Officers, our Director Independence Standards and the Board and Committee Charters.
Proxy Circular
Our proxy circular contains information on each of the directors, Board committee reports and a discussion of our corporate governance practices.
BMO Corporate Responsibility Report including our Public Accountability Statement
This annual report documents our corporate citizenship activities throughout the year. The 2007 report will be released in February 2008.
New York Stock Exchange Governance Requirements
A summary of the significant ways in which our corporate governance practices differ from the corporate governance practices required to be followed by U.S. domestic companies under New York Stock Exchange Listing Standards is posted on our web site.
Each of the above documents is available in print without charge to any shareholder upon request.
BMO Financial Group 190th Annual Report 2007   17

Corporate Governance

Board of Directors*
1	Robert M. Astley
Corporate Director and former President and Chief Executive Officer, Clarica Life Insurance Company and former President, Sun Life Financial Canada
Committees Human Resources and Management Compensation, Risk Review, The Pension Fund Society of Bank of Montreal
Director since 2004

2	Stephen E. Bachand
Corporate Director and retired President and Chief Executive Officer, Canadian Tire Corporation, Limited
Committees Governance and Nominating, Human Resources and Management Compensation (Chair)
Other public boards Canadian Pacific Railway Limited, George Weston Limited
Director since 1999

3	David R. Beatty, O.B.E.
Chairman and Chief Executive Officer, Beatinvest Limited
Committees Audit, Risk Review
Other public boards FirstService Corporation, Husky Injection Molding Systems Ltd., Inmet Mining Corporation
Director since 1992

4	Robert Chevrier, F.C.A.
President, Société de gestion Roche Inc.
Committees Audit, The Pension Fund Society of Bank of Montreal (Chair)
Other public boards Addenda Capital Inc., Cascades Inc., CGI Group Inc., Richelieu Hardware Ltd., Transcontinental Inc.
Director since 2000

5	George A. Cope President and Chief Operating Officer, Bell Canada Committees Risk Review Other public boards NII Holdings, Inc. Director since 2006

6	William A. Downe President and Chief Executive Officer, BMO Financial Group Committees Attends all Committee meetings as an ex-officio (non-voting) member Director since 2007

7	Ronald H. Farmer Managing Director, Mosaic Capital Partners Committees Audit, Human Resources and Management Compensation Director since 2003

8	David A. Galloway
Chairman of the Board
Committees Governance and Nominating, Human Resources and Management Compensation, Risk Review. Attends Audit Committee and The Pension Fund Society of Bank of Montreal meetings as an ex-officio (non-voting) member
Other public boards Cognos Incorporated, E.W. Scripps Company, Toromont Industries Ltd.
Director since 1998

9	Harold N. Kvisle
President and Chief Executive Officer, TransCanada Corporation Committees Human Resources and Management Compensation
Other public boards PrimeWest Energy Inc., TransCanada Corporation, TransCanada PipeLines Limited
Director since 2005

10	Eva Lee Kwok
Chair and Chief Executive Officer, Amara International Investment Corp.
Committees Audit
Other public boards Cheung Kong Infrastructure Holdings Ltd., CK Life Sciences Int’l., (Holdings) Inc., Husky Energy Inc.
Director since 1999

11	Bruce H. Mitchell
President and Chief Executive Officer, Permian Industries Limited
Committees Governance and Nominating, Risk Review (Chair)
Other public boards Garbell Holdings Limited
Director since 1999

12	Philip S. Orsino, O.C., F.C.A.
Corporate Director
Committees Audit (Chair), Governance and Nominating. Attends Risk Review Committee meetings as an ex-officio (non-voting) member
Other public boards Clairvest Group Inc.
Director since 1999

13	Dr. Martha C. Piper, O.C., O.B.C.
Corporate Director and former President, The University of British Columbia
Committees Human Resources and Management Compensation
Other public boards Shoppers Drug Mart Corporation, TransAlta Corporation
Director since 2006

14	J. Robert S. Prichard, O.C., O.Ont.
President and Chief Executive Officer, Torstar Corporation
Committees Governance and Nominating (Chair), Human Resources and Management Compensation
Other public boards George Weston Limited, Onex Corporation, Torstar Corporation
Director since 2000

15	Jeremy H. Reitman President and Chief Executive Officer, Reitmans (Canada) Limited Committees Audit, Risk Review Other public boards Reitmans (Canada) Limited Director since 1987

16	Guylaine Saucier, C.M., F.C.A.
Corporate Director
Committees Audit, The Pension Fund Society of Bank of Montreal
Other public boards Areva, AXA Assurance Inc., CHC Helicopter Corporation, Petro-Canada
Director since 1992

17	Nancy C. Southern
President and Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited
Committees Risk Review, The Pension Fund Society of Bank of Montreal
Other public boards Akita Drilling Ltd., ATCO Ltd., Canadian Utilities Limited
Director since 1996
Honorary Directors
Charles F. Baird
Skillman, NJ, U.S.
Ralph M. Barford
Toronto, ON
Matthew W. Barrett, O.C., LL.D.
London, ENG
Peter J.G. Bentley, O.C., LL.D.
Vancouver, BC
Claire P. Bertrand
Montreal, QC
Frederick S. Burbidge, O.C.
Frelighsburg, QC
Tony Comper
Toronto, ON
Pierre Côté, C.M.
Quebec City, QC
C. William Daniel, O.C., LL.D.
Toronto, ON
Graham R. Dawson
Vancouver, BC
Louis A. Desrochers, C.M., c.r.
Edmonton, AB
A. John Ellis, O.C., LL.D., O.R.S.
Vancouver, BC
John F. Fraser, O.C., LL.D.
Winnipeg, MB
Thomas M.Galt
Toronto, ON
Richard M. Ivey, C.C., Q.C.
Toronto, ON
Senator Betty Kennedy, O.C., LL.D.
Campbellville, ON
J. Blair MacAulay
Oakville, ON
Ronald N. Mannix, O.C.
Calgary, AB
Robert H. McKercher, Q.C.
Saskatoon, SK
Eric H. Molson
Montreal, QC
Jerry E.A. Nickerson
North Sydney, NS
Lucien G. Rolland, O.C.
Montreal, QC
Joseph L. Rotman, O.C., LL.D.
Toronto, ON
Mary Alice Stuart, C.M., O.Ont., LL.D.
Toronto, ON

*As of October 31, 2007.
18   BMO Financial Group 190th Annual Report 2007

Corporate Responsibility
Managing and Acting Responsibly

Conducting our affairs ethically and with integrity. Contributing to economic well-being. Providing what is important to employees: fairness, equality, diversity and opportunity. Encouraging environmental stewardship and partnering for healthy, resilient communities. That’s how we practice corporate responsibility at BMO. Why we do so is clear too. By being responsible to all whose lives are touched by our business, we ultimately do what’s in the best interests of our customers, employees, shareholders and communities.

In the following pages, we discuss three areas of corporate responsibility — employees, community and environment — that are of particular relevance to our stakeholders and our company. For a broader account of our corporate responsibility strategy and activities, please refer to our 2007 Corporate Responsibility Report and Public Accountability Statement, to be released in February 2008.

Our Values
BMO’s corporate values represent our core beliefs. They stand as our organizational commitment to our colleagues, customers and shareholders, and to the communities of which we are a part. They guide our actions.
•	We care about our customers, shareholders, communities and each other.

•	We draw our strength from the diversity of our people and our businesses.

•	We insist upon respect for everyone and encourage all to have a voice.

•	We keep our promises and stand accountable for our every action.

•	We share information, learn and innovate to create consistently superior customer experiences.
Employees
As we pursued our strategic imperatives in 2007 — Customer, Growth and Pace — we also increased our emphasis on making sure we have the very best people in the right roles to deliver on our business goals. Our many best-in-class Human Resources practices have enabled us to achieve the highest-ever employee engagement score in our Annual Employee Survey. The score was also extraordinarily high compared to external benchmarks of other large industries surveyed. All of this contributes to our reputation as an “Employer of Choice.”
Talent Management and Diversity
Several new initiatives were also undertaken to improve the way we select and develop our people and to improve our practices for managing performance. At a time when the war for talent has never been more challenging, our recruitment strategies have been enhanced for both quality and speed. Diversity is a key component of all our recruitment strategies to ensure we excel at fulfilling the current and evolving needs of all of our customers, in an ever-changing demographic landscape. During 2007, BMO worked in partnership with community organizations such as Jewish Vocational Service of Metropolitan Toronto, the National Education Association of Disabled Students and the Foundation for the Advancement of Aboriginal Youth (FAAY) demonstrating our commitment as an Employer of Choice. In 2008, we will continue to actively partner with community and government agencies to recruit talented people from the communities where we live, work and do business, including groups who are under-represented in our workforce. We are committed to developing new opportunities through community outreach, bursaries, scholarships and job placements to create a representative workforce that supports the attainment of our strategic imperatives.

BMO Financial Group 190th Annual Report 2007   19

Corporate Responsibility

Achieving higher performance is also dependent on the development and deployment of all employees, including managers and leaders. Accordingly, we are placing special emphasis on the early identification of emerging leaders to ensure a ready pipeline of talent for key leadership roles, while also encouraging career opportunities for development. This year we increased our emerging leader pool by 46%, which is a testament to the quality of people we have at BMO.
Redefining our Learning Curriculum
We also began to redefine our entire learning curriculum to emphasize just-in-time training that is more customer-centred and that allows for greater access to management development opportunities. Similarly, a new senior leadership development program is underway to enable senior leaders to adapt and acquire the capabilities to achieve BMO’s strategic and cultural goals to effectively lead in today’s complex, competitive world.
Aligning and Coaching for Performance
Satisfied employees are those who know what is expected of them and are given constructive feedback on their performance. This year we made great strides in aligning performance targets from the operating groups through to the business units and through to the individual level. For all employees, this is providing clarity around how their objectives fit with the larger priorities of the company. In addition, we are launching a new learning tool to advance our managers’ coaching and feedback capabilities.
When it comes to attracting the very best people to our company, retaining top performers, and ensuring high levels of employee engagement, BMO Financial Group is a leader and is well positioned for the future.

Environment

Climate change is one of the far-reaching challenges facing this generation and generations to come, one that has profound implications for our customers, investors, communities — and our business. At BMO, we are committed to being part of the solution, which includes managing our carbon footprint, considering the indirect impacts of our businesses and supporting the need for transparency in corporate climate change disclosure.

Reducing Our Footprint
Our environmental sustainability office has the mandate to design, implement and maintain a sustainable enterprise-wide Environmental Management System that reduces the direct impact of BMO’s operational footprint on the environment and raises awareness within the organization. Some examples of our efforts in 2007 follow.

Green Energy
In September 2007, we signed a three-year agreement with Bullfrog Power, a green electricity retailer that markets energy from clean, renewable sources like wind power and low-impact water power, to purchase 5,000 megawatt hours of emission-free electricity annually. Up to 53 branches in Ontario and Alberta will be
bullfrogpoweredTM, including our flagship branches at First Canadian Place® in Toronto and First Canadian Centre® in Calgary. As a result, we will reduce our overall carbon emissions by more than 3,000 tonnes per year. With this investment, BMO becomes the leading financial services institution on the bullfrogpowered green index.

Building Green Branches
In 2007, we committed to build three branches in Canada and one in the United States, for certification under the Canadian and U.S. green building councils’ Leadership in Energy and Environmental Design (LEED) rating system. LEED certification covers the design, construction and operation of green buildings and will enable us to measure a building’s performance in areas such as water savings, energy efficiency, materials selection and indoor air quality. We expect energy savings in excess of 45% at each participating branch. That’s good for the environment and for our business.
Sustainable Procurement
As we grow our business, we want to buy goods and services from environmentally responsible suppliers. Recently, we introduced a more comprehensive sustainable procurement practice designed to include environmental and social considerations into the process for evaluating and selecting BMO suppliers, enterprise-wide.
The World Beyond
We recognize that there is an environmental impact associated with the businesses that we engage in. We recently benchmarked our response to climate change risks and opportunities against those of other financial services institutions recognized for best practices in this area. We are using this information to shape our strategic plans. Additionally, we collaborated with other financial services institutions in a study that examines the role of the financial services sector in protecting and conserving Canada’s boreal forest.
Through our ongoing affiliation with global environmental organizations, such as the United Nations Environment Programme, we continue to contribute to the discussion and use the knowledge we gain to enhance our own environmental management practices while promoting environmental sustainability globally.

20 BMO Financial Group 190th Annual Report 2007

BMO in the Community

When communities thrive, life is better for our customers, our employees — and our business. That’s why we are committed to improving the quality of life in our neighbourhoods and towns. In 2007, BMO, one of Canada’s top corporate donors, contributed $50.4 million in donations, sponsorships and events in Canada and the United States to groups, organizations and programs that help build and sustain resilient, vital and healthy communities.

Promoting Learning
Learning is crucial to the success of our society and our company. Our passion for encouraging the pursuit of knowledge once again led us to direct a significant portion of our contribution dollars to programs that promote education. We announced a $500,000 donation to The University of British Columbia’s Sauder School of Business. Sauder is one of the country’s foremost research-based schools and an internationally recognized leader in creating business knowledge.
In Central Canada, we pledged $500,000 to establish the BMO Financial Group Graduate Scholarship Fund at Wilfrid Laurier University in Waterloo, Ontario. We also pledged $2.5 million to develop the BMO Auditorium in the new John Molson School of Business at Concordia University in Montreal.
Supporting Good Health
Good health and wellness are critically important to our stakeholders — and hallmarks of a caring, responsible society. We focused on enhancing regional health care in communities where we operate. We pledged $400,000 over five years to over 80 health care facilities that make up The Eastern Regional Health Authority in Newfoundland and Labrador and $750,000 over five years to University Hospitals Kingston Foundation’s three hospitals in Kingston, Ontario.

BMO Employee Charitable Foundation
Our employees share our passion for supporting their communities and BMO supports a culture of volunteerism. In May, BMO Employee Charitable Foundation (formerly BMO Fountain of Hope) hosted a Celebration of Giving at which $1.3 million was distributed to 50 Greater Toronto Area charitable organizations. Since 2000, when BMO Employee Charitable Foundation became a national organization with BMO funding its administration, employees and pensioned employees have raised more than $50 million to help those in need in the communities where they live and work across Canada. In 2007, our employees raised a total of $8 million.

In 2007, we contributed $50.4 million in corporate donations, sponsorships and events, supporting communities and thousands of charities and not-for-profit organizations in Canada and the United States.

Partnering in Sports
Athletics at every level improves health and well-being. It also inspires understanding and tolerance, and celebrates cultural diversity. That’s the goal of BMO’s support of soccer — the beautiful game enjoyed by millions of people around the globe. 2007 marked the official opening of BMO FieldTM in Toronto, the new 20,000-seat stadium that is home to Major League Soccer’s Toronto FC and the Canadian National Soccer Team. It also saw the launch of our partnership with the Canadian Soccer Association to support grassroots soccer for young people — one way for us to give back to our customers from diverse backgrounds in communities across the country.
Our support of grassroots skating also made news this year. At its annual awards ceremony in March, Canadian Sports Award presented BMO with its Canadian Sports Award for Corporate Excellence — National Initiative Support in recognition of our sponsorship of Skate Canada’s CanSkate®3 program.
Contributing to Arts and Culture
Art has the power to transform and inspires our souls and our dreams. As individuals and as a society, art makes us better. BMO continued to be one of Canada’s most active supporters of arts and cultural organizations in 2007. Our contribution included $450,000 for The Banff Centre for Continuing Education. Alberta’s — and Canada’s — internationally celebrated learning and cultural institution draws more than 7,000 creative artists and thinkers to its doors annually.
Encouraging Community Development
At BMO, we are proud to partner with organizations that encourage tolerant and caring communities. Last year, we reaffirmed our long-standing commitment to Kids Help Phone,®4 Canada’s only toll-free, bilingual anonymous counselling, referral and information service for children and youth. Our $2 million donation over five years will help the organization triple the number of times it can respond to children and keep up with the way young people are communicating today.
A Tradition of Helping
Helping to strengthen local communities is a tradition in our U.S. operations. Last October 10th in Chicago, hundreds of our employees picked up paintbrushes, brooms and hammers to assist local organizations and launch the Harris and BMO Capital Markets United Way annual giving campaign. Harris, which celebrated its 125th anniversary this year, has long been an active and generous supporter of the 75-year-old United Way of Metropolitan Chicago.

BMO Financial Group 190th Annual Report 2007  21

Management’s Discussion and Analysis
Management’s Discussion and Analysis
BMO’s President & Chief Executive Officer and Executive Vice-President Finance and Treasurer and Acting Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in this Annual Report. The statement, which can be found on page 90, also explains the roles of the Audit Committee and Board of Directors in respect of financial information in the Annual Report.
          Management’s Discussion and Analysis (MD&A) comments on BMO’s operations and financial condition for the years ended October 31, 2007 and 2006. The MD&A should be read in conjunction with our consolidated financial statements for the year ended October 31, 2007. The MD&A commentary is as of November 27, 2007, except for peer group comparisons, which are as of December 6, 2007. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).
          Certain prior year data has been reclassified to conform with the current year’s presentation, including reclassifications arising from transfers of certain businesses between operating groups.
   Index

23	Who We Are provides an overview of BMO Financial Group, outlines our 2007 and 2008 targets, explains the links between our annual targets and our overall vision and presents key performance data to help answer the question “Why invest in BMO?”

24	Financial Performance and Condition at a Glance provides a snapshot of our results on 11 key financial performance and condition measures used by management to monitor performance relative to our peer groups.

27	Enterprise-Wide Strategy outlines our enterprise-wide strategy and the context in which it is developed, as well as our progress in relation to our strategic priorities.

28	Caution Regarding Forward-Looking Statements warns readers about the limitations and inherent risks and uncertainties of forward-looking information.

28	Factors That May Affect Future Results outlines certain industry and company-specific factors that investors should consider when assessing BMO’s earnings prospects.

30	Economic Developments includes commentary on the impact of economic developments on our businesses in 2007 and expectations for the Canadian and U.S. economies in 2008.

Value Measures reviews financial performance on the four key measures that assess or most directly influence shareholder return.

31	Total Shareholder Return
32	Earnings per Share Growth
33	Return on Equity
33	Net Economic Profit Growth

34	2007 Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes explanations of the use of non-GAAP measures and the impacts of business acquisitions and sales and changes in foreign exchange rates.

Operating Group Review outlines the visions and strategies of our operating groups and the major business risks they face, along with their strengths, competencies and key performance drivers. It also includes a summary of their achievements in 2007, their priorities for 2008 and a review of their financial performance for the year.

42	Summary
43	Personal and Commercial Banking
44	Personal and Commercial Banking Canada
46	Personal and Commercial Banking U.S.
49	Private Client Group
52	BMO Capital Markets
55	Corporate Services, including Technology and
Operations

Financial Condition Review discusses our assets and liabilities by major balance sheet category. It reviews our capital adequacy and our approach to ensuring we optimize our capital position to support our business strategies and maximize returns to our shareholders. It also discusses off-balance sheet arrangements and financial instruments.

55	Summary Balance Sheet
57	Enterprise-Wide Capital Management
59	Off-Balance Sheet Arrangements
60	Financial Instruments

Accounting Matters and Disclosure and Internal Control reviews critical accounting estimates and changes in accounting policies in 2007 and for future periods. It also discusses our evaluation of disclosure controls and procedures and internal control over financial reporting.

61	Critical Accounting Estimates
63	Changes in Accounting Policies in 2007
63	Future Changes in Accounting Policies
64	Disclosure Controls and Procedures and Internal
Control over Financial Reporting
64	Pre-Approval of Shareholders’ Auditors’ Services and Fees

65	Enterprise-Wide Risk Management outlines our approach to managing the key financial risks and other related risks we face.

74	Review of Fourth Quarter Performance, Quarterly Earnings Trends and 2006 Financial Performance Review provide commentary on results for relevant periods other than fiscal 2007.

78	Supplemental Information presents many useful financial tables and provides more historical detail.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A, audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders & Proxy Circular, are available on our web site at www.bmo.com, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov. BMO’s President and Chief Executive Officer and Executive Vice-President Finance and Treasurer and Acting Chief Financial Officer each certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements and MD&A and Annual Information Form, and the effectiveness of BMO’s disclosure controls and procedures and internal control over financial reporting.

22   BMO Financial Group 190th Annual Report 2007

Who We Are
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $367 billion and almost 36,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. We serve clients across Canada through our Canadian retail arm, BMO Bank of Montreal, and through our wealth management businesses, BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking and investment services. BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.

Our Financial Targets
BMO’s overall governing objective and annual targets for selected important financial performance measures are set out in the adjacent chart. Although our success in achieving our governing objective of delivering first-quartile total shareholder return is dependent on the relative performance of our peer groups, we believe that we will deliver first-quartile total shareholder return by meeting our medium-term financial objectives of increasing EPS by an average of at least 10% per year over time and by earning an average annual ROE of 18% to 20% over time. Annual financial targets represent checkpoints in our progress toward the achievement of our medium-term objectives, but they also reflect economic conditions prevailing at the time and may be influenced by results in base years used for comparison purposes. As such, in any particular year our annual financial targets may be higher or lower than our medium-term financial objectives.
          Our operating philosophy is to increase revenues at rates higher than general economic growth rates, while limiting expense growth to achieve average annual operating leverage (defined as the difference between the revenue and cash-based expense growth rates) of at least 2% over time. In managing our operations, we balance current profitability with the need to invest for future growth.
          In 2007, we achieved one of our four financial targets. Specific provisions for credit losses were $303 million, better than the $400 million target established at the beginning of the year and in line with the $300 million estimate we provided following the second quarter. As outlined in the adjoining table, we achieved all of our financial targets excluding the impact of significant items, which are itemized on page 32. In 2006, as in 2005, we achieved four of our five financial targets, as our productivity improvement fell short of our target in both years. Our targets for 2008 reflect earnings momentum and solid growth across all our businesses. They have been established in the context of our 2007 results and expectations for the economy in the year ahead, as detailed on page 30.

Why Invest in BMO?

As at or for the periods ended October 31, 2007 (%)	1-year	5-year	10-year

Compound annual total shareholder return	(5.8)	14.2	11.0
Compound growth in annual EPS
– Reported	(20.2)	8.9	6.1
– Excluding significant items*	10.8	16.1	9.5
Average annual ROE
– Reported	14.4	17.6	16.3
– Excluding significant items*	19.8	18.7	16.8
Compound growth in annual dividends declared per share	19.9	17.7	12.7
Dividend yield at October 31, 2007	4.4	na	na
Price-to-earnings multiple	15.3	na	na
Market value/book value (per share)	2.23	na	na
Dividend payout ratio
– Reported	64.8	na	na
– Excluding significant items*	47.3	na	na
Tier 1 Capital Ratio	9.51	na	na

*	Non-GAAP measures. See page 34.

na – not applicable

Our Vision
To be the top-performing financial services company in North America.

Our Governing Objective
To maximize the total return to BMO shareholders and generate, over time, first-quartile total shareholder return relative to our Canadian and North American peer groups.

Our Medium-Term Financial Objectives
Over time, increase EPS by a minimum of 10% per year, earn average annual ROE of between 18% and 20%, achieve average annual operating leverage of at least 2%, and maintain a strong regulatory capital position, consistent with our peers.

2007 Financial			2008 Financial
Targets(1)	2007 Financial Performance		Targets(3)
	On a Basis Consistent	Excluding
	with Our Targets(1)	Significant Items(2)
• 5% to 10% EPS growth from a base of $5.11	• EPS growth of –14.3%, on this basis, from $5.11 to $4.38	• EPS growth of 10.8%, on this basis, from $5.11 to $5.66	• 10% to 15% EPS growth from a base of $5.24
• ROE of 18% to 20%	• ROE of 15.3%	• ROE of 19.8%	• ROE of 18% to 20%
• Specific provision for credit losses of $400 million or less	• Specific provision for credit losses of $303 million	• Specific provision for credit losses of $303 million	• Specific provision for credit losses of $475 million or less
	• Tier 1 Capital Ratio of 9.51%(4)	• Tier 1 Capital Ratio of 9.51%(4)	• Tier 1 Capital Ratio of at least 8.0%
• Improve cash productivity ratio by 100 to 150 bps	• Cash productivity ratio deteriorated by 473 bps	• Cash productivity ratio improved by 150 bps	• Achieve operating leverage(5) of at least 2%

(1)	Our 2007 targets and performance measured on a basis consistent with our targets exclude the impact of changes in the general allowance for credit losses and restructuring charges.

(2)	Results excluding significant items further adjusts results to exclude the impact of commodities losses and charges related to deterioration in capital markets. Significant items are itemized on page 32.

(3)	The base for our 2008 EPS and operating leverage targets excludes the impact of changes in the general allowance, restructuring charges and commodities losses.

(4)	Our policy was to maintain a Tier 1 Capital Ratio of at least 8.0%. It was not a financial target in 2007.

(5)	Operating leverage is the difference between the revenue and cash-based expense growth rates.
The data above are non-GAAP measures. Please see the Non-GAAP Measures section on page 34.
The adjacent Our Financial Targets section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 28 of this Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

  BMO Financial Group 190th Annual Report 2007  23

Management’s Discussion and Analysis
Financial Performance and Condition at a Glance

Our Performance (Note 1)	Peer Group Performance

Total Shareholder Return (TSR)	Five-Year TSR (%)
•     BMO shareholders have earned an average annual return of 14.2% over the past five years.
•     The one-year TSR in 2007 was –5.8%, compared with a top-tier return of 24.1% in 2006.
•     BMO’s one-year TSR was 20% or higher in three of the past five years.

•     The Canadian peer group average annual five-year TSR was 20.4%, up slightly from a year ago.
•     The Canadian peer group average one-year TSR was 8.0%.
•     The North American peer group average annual five-year TSR was 15.6%.

Further details are provided on page 31.

Earnings per Share (EPS) Growth	EPS Growth (%)
•     EPS fell 20.2% to $4.11 in 2007, after having grown to record levels for four straight years.
•     Excluding the impact of significant items, EPS rose 10.8% to $5.66, primarily due to improved revenues from business growth.
•     Personal and Commercial Banking and Private Client Group each earned record net income for the third consecutive year.

•     Canadian peer group EPS grew by an average of 2.2%.
•     Excluding the impact of significant items, Canadian peer group EPS grew by an average of 18.7%. The increase reflected an average operating leverage of 5.0%, supported by a lower effective tax rate, partially offset by increased provisions for credit losses.
•     North American peer group EPS was unchanged on average from a year ago, but grew by an average of 4.5% excluding the impact of significant items.

Further details are provided on page 32.

Return on Equity (ROE)	ROE (%)
•     ROE was 14.4% in a difficult year, reflecting the core strengths and benefits of our diversified businesses.
•     ROE has exceeded 13% for 18 consecutive years, distinguishing BMO as the only bank in its North American peer group with this level of earnings consistency.
•     Excluding the impact of significant items, ROE was 19.8%.

•     The Canadian peer group average ROE was 21.1%.
•     Excluding the impact of significant items, the peer group average ROE was 22.0%.
•     The North American peer group average ROE was 15.8% both on a reported basis and on a basis that excludes the impact of significant items.

Further details are provided on page 33.

Net Economic Profit (NEP) Growth	NEP Growth (%)
•     NEP, a measure of added economic value, fell to $603 million from a record $1,230 million in the prior year.
•     Excluding the impact of significant items, NEP grew to $1,390 million, supported by record earnings in P&C Canada and Private Client Group as well as strong results in BMO Capital Markets.

Further details are provided on page 33.
•     Canadian peer group NEP grew by an average of –4.3%, reflecting weak EPS growth of certain members of the peer group.
•     Excluding the impact of significant items, peer group NEP grew on average by 25.0% with major contributions from Canadian retail banking and wealth management as well as wholesale banking.
•     North American peer group NEP grew by an average of –12.8% on a reported basis and by
–4.5% excluding the impact of significant items.

Canadian peer group NEP growth for 2003 (3,112%) is not to scale.

Note 1. Results stated on a cash basis and on a basis that excludes the impact of significant items are non-GAAP measures. Revenue and income taxes are reported in the MD&A on a taxable equivalent basis, which is also a non-GAAP basis of reporting. Please see page 34 for a discussion of the use of non-GAAP measures.

Certain BMO and peer group prior year data has been restated to conform with the current year’s basis of presentation.

Results are as at or for the years ended October 31 for Canadian banks and as at or for the years ended September 30 for U.S. banks, as appropriate.

24 BMO Financial Group 190th Annual Report 2007

Our Performance (Note 1)	Peer Group Performance

Revenue Growth	Revenue Growth (%)
• Revenue decreased $583 million or 5.8% in 2007. • Excluding the impact of significant items, revenue increased $588 million or 5.8%, supported by revenue growth in all operating groups.
•     Average revenue growth of the Canadian peer group was 4.9% on a reported basis and 9.9% excluding the impact of significant items. The major contributors to revenue growth were Canadian retail banking and wholesale banking.
•     Average revenue growth of the North American peer group was 10.0% on a reported basis and 10.9% excluding the impact of significant items.

Further details are provided on page 36.

Productivity Ratio (Expense-to-Revenue Ratio)	Productivity Ratio (%)
•     The productivity ratio was 69.3%.
•     Excluding the impact of significant items, the productivity ratio improved by 150 basis points to 61.3% and the cash productivity ratio improved by 150 basis points to 60.9%. On this basis, cash productivity has improved by 640 basis points over the past five years.

•     The average productivity ratio of the Canadian peer group was 60.9%.
•     Excluding the impact of significant items, the average productivity ratio of the peer group improved by 290 basis points to 59.3%, with each member of the peer group contributing to the improvement. On this basis, the average cash productivity ratio of the peer group improved by 280 basis points to 58.4%.
•     The average productivity ratio of the North American peer group was 57.1% on an as reported basis and 56.7% excluding the impact of significant items.

Further details are provided on page 40.

Credit Losses	Provision for Credit Losses as a % of Average Net Loans and Acceptances
•     The provision for credit losses (PCL) was $353 million, comprised of $303 million of specific provisions and a $50 million increase in the general allowance.
•     PCL as a percentage of average net loans and acceptances remains low, at 17 basis points, well below the 15-year average of 31 basis points.

•     Provisions for credit losses of the Canadian peer group averaged 23 basis points of net loans and acceptances, well below the 15-year average of 45 basis points.
•     Provisions for credit losses of the North American peer group averaged 76 basis points, up from 54 basis points last year.

Further details are provided on page 39 and 67.

Impaired Loans	Gross Impaired Loans and Acceptances as a % of Equity and Allowances for Credit Losses
•     Gross impaired loans and acceptances were $720 million, up 8% from $666 million in 2006, and represented 4.1% of equity and allowances for credit losses, compared with 3.8% a year ago.
•     Formations of new impaired loans and acceptances, a key driver of provisions for credit losses, were $588 million, up from $420 million in 2006.

•     Gross impaired loans and acceptances of the Canadian peer group averaged 9% higher than in 2006, and represented 4.5% of equity and allowances for credit losses, versus 4.3% last year.
•     Gross impaired loans and acceptances of the North American peer group averaged 49% higher than in 2006, and represented 3.5% of equity and allowances for credit losses, compared with 2.6% a year ago.

Further details are provided on page 39 and 67.

The Canadian peer group averages are based on the performance of Canada’s six largest banks: BMO Financial Group, Canadian Imperial Bank of Commerce, National Bank of Canada, RBC Financial Group, Scotiabank and TD Bank Financial Group. The North American peer group averages are based on the performance of North America’s largest banks, consisting of 15 banks in North America having shareholders’ equity that is at least 75% as large as BMO’s. It includes the Canadian peer group, except National Bank of Canada, as well as Bank of America Corporation, Citigroup Inc., J.P. Morgan Chase & Co., KeyCorp, National City Corporation, The PNC Financial Services Group Inc., SunTrust Banks Inc., U.S. Bancorp, Wachovia Corporation, and Wells Fargo & Company.

BMO Financial Group 190th Annual Report 2007 25

Management’s Discussion and Analysis

Our Performance	Peer Group Performance

Cash and Securities-to-Total Assets	Cash and Securities-to-Total Assets (%)
• The cash and securities-to-total assets ratio increased to 33.1% from 27.2% in 2006, reflecting a strong liquidity position.	• The cash and securities-to-total assets ratio of the Canadian peer group averaged 31.7%, down from 33.5% in 2006.
• Liquidity continues to be supported by broad diversification of deposits and a strong capital base.	• The cash and securities-to-total assets ratio of the North American peer group averaged 31.5%, up slightly from 31.2% last year.

Further details are provided on page 71.

Capital Adequacy	Capital Adequacy
• The Tier 1 Capital Ratio was strong at 9.51%, down from 10.22% last year, but well above our minimum target of 8.0%.	• The Canadian peer group average Tier 1 Capital Ratio was 9.56% in 2007, down from 10.36% in 2006.
• The Total Capital Ratio was 11.74%, down slightly from 11.76% in 2006.
• BMO has $2.7 billion of excess capital relative to our targeted minimum Tier 1 Capital Ratio.

Further details are provided on pages 57 and 58.

Credit Rating (Moody’s)	Credit Rating (Moody’s)
•     Our credit rating, as measured by Moody’s senior debt ratings, was upgraded due to a change in its methodology. Our rating was raised to Aa1 from Aa3 in the second quarter of 2007, equal to or better than the rating of three other major Canadian banks.
•     Moody’s ratings outlook on BMO remains stable.

•     Moody’s median credit rating of the Canadian peer group was Aa1 at the end of 2007, up from Aa3 at the end of 2006. The rating of each of the banks in the peer group was upgraded as Moody’s revised its rating methodology.
•     The median rating of the North American peer group was Aa2 at the end of 2007, up from Aa3 at the end of 2006 as the ratings of 10 of the 15 banks in the peer group were upgraded due to the change in rating methodology.

Further details are provided on page 58.

Credit Rating (Standard & Poor’s)	Credit Rating (Standard & Poor’s)
•     Our credit rating, as measured by Standard and Poor’s (S&P) senior debt ratings, was A+, equal to or better than the rating of two other major Canadian banks.
•     S&P’s ratings outlook on BMO remains stable.

•     S&P’s median credit rating of the Canadian peer group was unchanged from last year at AA–.
•     The median credit rating of the North American peer group was AA– at the end of 2007, up from A+ at the end of 2006 as the ratings of five of the larger U.S. banks were upgraded.

Further details are provided on page 58.

The following Enterprise-Wide Strategy and Economic Developments sections of this Annual Report contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 28 of this Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

26 BMO Financial Group 190th Annual Report 2007

Enterprise-Wide Strategy
Vision
To be the top-performing financial services company in North America.

Our Enterprise-Wide Strategy in Context
We operate in a dynamic environment, where we must be able to respond quickly to our customers and to changes in local, national and global markets. Our customers are the anchor for our strategic plans to grow profitably and achieve our vision. Specific priorities for our growth, our customers and increasing our pace are outlined below:

Our Perspective	Our Strategic Priorities and Progress in 2007

The Canadian personal banking market is becoming increasingly competitive as bank competitors continue to increase their investments in distribution and non-bank competitors continue to focus on niche products and segments. Customers want a bank that is easier to deal with and helps make their finances less complex. We believe we can win in this market by differentiating ourselves with a strong customer experience and a focused and productive sales and distribution network.
Build a superior Canadian personal banking business to ensure that we meet all our customers’ financial needs:
•   P&C Canada earned record net income of $1,250 million, up 9.4%, due to our branch-driven sales strategy, systems and process improvements and high-impact product offers.
•   In P&C Canada, we introduced redesigned integrated branch and individual scorecards with a focus on the Net Promoter Score customer loyalty measure. We also reallocated resources to customer-facing positions.

More of our commercial customers in Canada and the United States are working in home offices and small, independent businesses. Getting it right with these customers will help us capture a disproportionately large share of the growth in this segment of the commercial market. We have an opportunity to take a leadership position in growing commercial markets everywhere we compete by leveraging our commercial sales force and our strong credit and risk management capabilities to deepen our relationships with our customers.
Further strengthen our commercial banking businesses to become a leading player everywhere we compete:
•   In Canada, our customer-focused operating model led to commercial revenue growth of 6.1% and a 63 basis point increase in our market share of business loans of $5 million and below, which increased to 19.2%.
•   In the United States, we opened loan production offices in four new markets, enhanced by our Indiana and pending Wisconsin acquisitions.

There are significant growth opportunities across the spectrum of wealth management businesses in Canada and the United States as demand increases for advisory services. One of these opportunities is presented by the retirement of baby boomers who are seeking a personally meaningful retirement experience and want advice and clarity about their options from a trusted advisor.
Grow our wealth management businesses, capturing an increasing share of this high-growth market:
•   Private Client Group reported record net income of $408 million, up 15%.
•   Continued investments in our sales forces and businesses, including our recent agreement, which is subject to regulatory approval, to purchase Pyrford International plc, are positioning us for future growth.

Success in BMO Capital Markets requires a focus on the segments of our North American investment banking and trading products businesses that present the greatest opportunities for disciplined growth, appropriately managed risk and strong returns.
Drive strong returns and disciplined growth in our North American investment banking business:
•   Excluding the $651 million after-tax impact of commodities losses and charges related to deterioration in capital markets, BMO Capital Markets earnings grew by 25% or $216 million, driven by growth in trading revenues, merger and acquisition fees, equity underwriting and corporate loans.
•   Increased sector focus and key hires in the U.S. market helped deepen our client relationships, increasing revenue per sector coverage officer by more than 18%.

We have a strong franchise in the U.S. Midwest with a well respected brand, excellent customer loyalty and a differentiated community-based business model that provides a strong foundation upon which to carry out our growth plan. The structure of the U.S. financial services industry creates opportunities to consolidate and to achieve revenue and earnings growth as we expand.
Improve our U.S. performance and expand our network to become the leading personal and commercial bank in the U.S. Midwest:
•   P&C U.S. net income increased 3% to US$105 million. Excluding acquisition integration expenses, P&C U.S. earnings increased in each quarter of 2007 relative to the preceding quarter.
•   Completed the purchase and integration of First National Bank & Trust and entered into agreements to purchase Ozaukee Bank and Merchants and Manufacturers Bancorporation, Inc., increasing our presence in the Indiana market and expanding into Wisconsin.

BMO’s ability to outperform will ultimately be driven by our culture and work philosophy. We are creating a customer-centric organization differentiated on the basis of a superior customer experience, built on a deep understanding of our customers and their needs. We will ensure our customers clearly understand the options that are most relevant to them and receive the guidance they need to make the right financial decisions. Our differentiated customer experience will be supported by effective processes, highly-trained and responsive team members and efficient technologies.
Build a high-performing, customer-focused organization supported by a world-class foundation of productive technologies, efficient processes, disciplined performance management, and sound risk management and governance:
•   Across the enterprise, we initiated efforts to improve productivity and shift resources to the front line; captured approximately $140 million in run rate cost reductions; and improved our cash productivity ratio, excluding significant items, by 150 basis points.
•   Increased our focus on improving our customer experience across the enterprise, increasing front-line capacity and accessibility and improving response times in our retail businesses, shifting to more planning-focused conversations in PCG and creating integrated solutions for our capital market clients.

  BMO Financial Group 190th Annual Report 2007  27

Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Report, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, comments with respect to our objectives and priorities for 2008 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
          By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this Annual Report not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
          The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business and market areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activity; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
          We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion below concerning the effect certain key factors could have on actual results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf.
          Assumptions about the performance of the Canadian and U.S. economies in 2008 and how that will affect our businesses are material factors we consider when setting our strategic priorities and objectives, and in determining our financial targets, including provision for credit losses. Key assumptions include that the Canadian economy will expand at a moderate pace in 2008 while the U.S. economy expands modestly, and that inflation will remain low in North America. We also have assumed that interest rates in 2008 will decline slightly in Canada and the United States, and that the Canadian dollar will likely be at parity with the U.S. dollar at the end of fiscal 2008. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Assumptions about the terms of any agreement we enter to transfer our liability for future customer redemptions, or to change the cost structure, relating to our customer credit card loyalty rewards program are material factors we considered in assessing expected changes in the run-rate costs of the program. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining the sustainable effective tax rate.

Factors That May Affect Future Results
As noted in the above Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, general and specific, which may cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these risks and uncertainties are discussed in this section.
General Economic and Market Conditions in the Countries
in which We Conduct Business
We conduct business in Canada, the United States and other countries. Factors such as interest rates, foreign exchange rates, consumer spending, business investment, government spending, the health of capital markets, the rate of inflation and the threat of terrorism affect the business and economic environments in which we operate. Therefore, the amount of business we conduct in a specific geographic region and the local economic and business conditions may have an effect on our revenues and earnings. For example, a regional economic decline may result in an increase in credit losses, a decrease in loan growth and reduced capital markets activity.
Currency Rates
The Canadian dollar equivalents of our revenues and expenses denominated in currencies other than the Canadian dollar are subject to fluctuations in the value of the Canadian dollar relative to such currencies. Such fluctuations may affect our overall business and financial results. Our most significant exposure is to fluctuations in the value of the Canadian dollar relative to the U.S. dollar due to the size of our operations in the United States. Increases in the value of the Canadian dollar relative to the U.S. dollar have affected our results in the past three years. Further appreciation of the Canadian dollar relative to the U.S. dollar would reduce the translated value of U.S.-dollar-denominated revenues, expenses and earnings relative to prior periods. Refer to the Foreign Exchange section on page 35 and the discussion of Market Risk on pages 68 to 70 for a more complete discussion of our foreign exchange risk exposures.
Monetary Policy
Bond and money market expectations about inflation and central bank monetary policy have an impact on the level of interest rates. Changes in market expectations and monetary policy are difficult to anticipate and predict. Fluctuations in interest rates that result from these changes can have an impact on our earnings. Refer to the discussion of Market Risk on pages 68 to 70 for a more complete discussion of our interest rate risk exposures.
Level of Competition
The level of competition among financial services companies is high. Furthermore, non-financial companies are increasingly offering services traditionally provided by banks. Customer loyalty and retention can be influenced by a number of factors, including service levels, prices for products or services, our reputation and the actions of our competitors. A deterioration in these factors or a loss of market share could adversely affect our earnings.
Changes in Laws and Regulations
Regulations are in place to protect our clients, investors and the public interest. Changes in laws and regulations, including how they are interpreted and enforced, could adversely affect our earnings by allowing more competition for our products and services and by increasing the costs of compliance. In addition, our failure to comply with laws and regulations could result in sanctions and financial penalties that could adversely affect our reputation and earnings.
Judicial or Regulatory Judgments and Legal
and Regulatory Proceedings
We take reasonable measures to ensure compliance with the laws and regulations of the jurisdictions in which we conduct business. However, there can be no assurance that we will always be in compliance or be deemed to be in compliance. As a result, it is possible that we could receive a judicial or regulatory judgment or decision which results in fines, damages or other costs that would have a negative impact on earnings and damage our reputation. We are also subject to litigation arising in the ordinary course of our business.

28    BMO Financial Group 190th Annual Report 2007

The unfavourable resolution of any litigation could have a material adverse effect on our financial results. Damage to our reputation could also result, harming our future business prospects. Information about legal and regulatory matters we currently face is provided in Note 28 on page 132 of the financial statements.
Accuracy and Completeness of Customer
and Counterparty Information
When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided by or on behalf of those customers and counterparties, including audited financial statements and other financial information. We also may rely on representations made by customers and counterparties that the information they provide is accurate and complete. Our financial results could be adversely affected if the financial statements or other financial information provided by customers and counterparties is materially misleading.
Execution of Strategic Plans
Our financial performance is influenced by our ability to execute strategic plans developed by management. If these strategic plans do not meet with success or if there is a change in these strategic plans, our earnings could grow at a slower pace or decline.
Acquisitions
We perform thorough due diligence before completing an acquisition. However, it is possible that we might make an acquisition that does not subsequently perform in line with our financial or strategic objectives. Higher than anticipated integration costs and failure to realize expected cost savings could adversely affect our earnings after an acquisition. Our post-acquisition performance is also contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.
Critical Accounting Estimates
We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). The application of GAAP requires that management make significant judgments and estimates that can affect when certain assets, liabilities, revenues and expenses are recorded in our financial statements and their recorded values. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change or new information may become available. Our financial results would be affected in the period in which any new circumstances or information became apparent, and the amount of the impact could be significant. More information is included in the discussion of Critical Accounting Estimates on page 61.
Operational and Infrastructure Risks
We are exposed to many types of operational risk that affect all large corporations. Such risks include the risk of fraud by employees or others, unauthorized transactions by employees, and operational or human error. We also face the risk that computer or telecommunications systems could fail, despite our efforts to maintain these systems in good working order. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and successfully rectified. Shortcomings or failures of our internal processes, employees or systems, including any of our financial, accounting or other data processing systems, could lead to financial loss and damage to our reputation. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our operations and the communities in which we do business.
Other Factors
Other factors beyond our control that may affect our future results are noted in the Caution Regarding Forward-Looking Statements on page 28. Additional factors, including credit and counterparty, market, liquidity and funding, operational, business reputation, environmental and other risks, are discussed in the Enterprise-Wide Risk Management section starting on page 65.
     We caution that the preceding discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to BMO, investors and others should carefully consider these factors, as well as other uncertainties, potential events and industry and company-specific factors that may adversely affect future results. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf.

  BMO Financial Group 190th Annual Report 2007  29

Management’s Discussion and Analysis
Economic Developments
Canadian and U.S. Economic and Financial Services Developments in 2007
The Canadian economy grew at a moderate pace in 2007, with very strong domestic demand partially offset by softening exports. The tightening in credit conditions during the summer has yet to have a major adverse impact on economic growth. Consumer spending was sustained by solid gains in employment and income, supporting growth in personal loans. Housing market activity continued at high levels, boosting residential mortgages. Companies invested briskly to expand capacity, spurring growth in business credit. The strong Canadian dollar held inflation low despite rising oil prices and the lowest unemployment rate in 33 years. High commodity prices supported earnings growth in the resource sector, fostering strong underwriting and merger and acquisition activities in the first half of the year. The Bank of Canada raised overnight lending rates 25 basis points in July before moving to the sidelines as credit and liquidity concerns unfolded in the markets in late summer.
          The U.S. economy grew at a modest rate in 2007, slowing from the previous year as a result of a weakening housing market and rising energy costs. An increase in default rates and a decrease in sales have boosted the supply of unsold homes, causing house prices to decline. While residential mortgage growth continued to slow, growth in personal and business loans remained healthy. In September, the Federal Reserve reduced interest rates for the first time in more than four years to address the risks to the economy arising from tighter credit conditions and weaker housing markets. Rates were lowered further in October.
          There was significant deterioration in capital markets in the fourth quarter of 2007. BMO recorded $318 million of charges related to the deterioration. The charges are discussed in the Trading-Related Revenues section on page 38. Further detail on market conditions at the end of 2007 are discussed in BMO Capital Markets Business Environment and Outlook section on page 53.
Economic and Financial Services Outlook for 2008
In 2008, the Canadian economy is expected to continue growing moderately, restrained by a soft U.S. economy and a strong Canadian dollar. A slowing in housing activity due to a decline in affordability will likely dampen demand for residential mortgages. In contrast, business investment should remain healthy in light of sound corporate balance sheets, promoting growth in business credit. Interest rates are expected to ease modestly in 2008. While the Canadian dollar should remain strong relative to a generally weak U.S. dollar, it is expected to weaken somewhat in 2008 in response to a moderation in commodity prices.
          The U.S. economy is expected to continue growing modestly in 2008, with weakness in the housing market partly offset by the supportive effects of an easier monetary policy and stronger net exports arising from brisk global economic growth and the weaker U.S. dollar. Growth should pick up in the second half of the year as the slump in the housing market recedes. Demand for personal and business credit will likely continue to expand at a moderate pace, although growth in residential mortgages is expected to slow further. The Federal Reserve is expected to reduce interest rates further in early 2008.
          Weakness in capital markets is expected to continue into the first half of 2008, with improvement expected in the second half of the year.

The Canadian and U.S. economies are expected to show modest growth in 2008.	Canadian and U.S. jobless rates are expected to rise moderately in 2008.

Homebuilding in Canada should slow in 2008 from high levels, while construction in the United States will likely remain very weak.	Oil prices will likely decline somewhat from record highs, but natural gas prices should strengthen.

Central banks will likely ease monetary policy in 2008.	The Canadian dollar is expected to weaken moderately relative to the U.S. dollar in 2008.

30  BMO Financial Group 190th Annual Report 2007

Value Measures

Highlights

•  Total Shareholder Return (TSR) – BMO shareholders have earned an average annual return of 14.2% over the past five years. The TSR in 2007 was –5.8%.
•  Earnings per share (EPS) growth – EPS fell 20% from 2006 after having grown to record levels for four straight years. Excluding the impact of significant items, EPS increased 11%.
•  Net income was $2.1 billion, with P&C Canada and Private Client Group earning record net income. Excluding the impact of significant items, net income was $2.9 billion with strong results in BMO Capital Markets.

•  Return on Equity (ROE) – BMO’s ROE was 14.4%, reflecting the core strengths and benefits of our diversified businesses. Excluding the impact of significant items, ROE was 19.8%, the highest in 20 years. ROE has exceeded 13% for 18 consecutive years, distinguishing BMO as the only bank in its North American peer group with this level of earnings consistency.

•  The quarterly dividend declared per common share was raised three times in 2007, with total dividends declared increasing 20% over the 2006 total. Dividends paid have increased at an annual rate of 17.4% over the past five years.

Total Shareholder Return
BMO’s governing objective is to maximize the total return to our shareholders and generate, over time, first-quartile total shareholder return (TSR) relative to our Canadian and North American peer groups.
          The five-year average annual TSR is a key measure of shareholder value and is the most important of our financial performance and condition measures, since it assesses our success in achieving our governing objective of maximizing return to shareholders. Over the past five years, shareholders have earned an average annual TSR of 14.2% on their investment in BMO common shares. This return was lower than the 21.0% average annual return for the S&P/TSX Composite Total Return Index and the 21.4% return for the S&P/TSX Financial Services Total Return Index. The table below summarizes dividends paid on BMO common shares over the past five years and the appreciation in BMO’s share price. An investment of $1,000 in Bank of Montreal common shares made at the beginning of fiscal 2003 would have been worth $1,941 at October 31, 2007, assuming reinvestment of dividends, for a total return of 94.1%. Dividends paid over the five-year period have increased at an average annual compound rate of 17.4%. Dividends paid increased in two of four quarters in 2007, rising 10% from $0.62 per share in the fourth quarter of 2006 to $0.68 per share in the fourth quarter of 2007, following a 35% increase in 2006. Dividends paid on each common share increased 23% in 2007 to $2.63.
          The average annual TSR of 14.2% for the most recent five-year period decreased from the 19.1% average annual return for the five years ended October 31, 2006. The averages are affected by the one-year TSRs included in the calculations.
          Page 24 provides further comment on total shareholder return and includes peer group comparisons.

The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Our five-year return to share- holders had surpassed our benchmarks until 2007	BMO shares underperformed in relation to our benchmarks in 2007.

Total Shareholder Return

						Five-year
For the year ended October 31	2007	2006	2005	2004	2003	CAGR	(1)

Closing market price per common share ($)	63.00	69.45	57.81	57.55	49.33	10.6
Dividends paid ($ per share)	2.63	2.13	1.80	1.50	1.29	17.4
Dividends paid (%)	3.8	3.7	3.1	3.0	3.4
Increase (decrease) in share price (%)	(9.3)	20.1	0.5	16.7	29.5
Total annual shareholder return (%)	(5.8)	24.1	3.7	20.0	33.4

Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.

(1)	Compound annual growth rate (CAGR).

  BMO Financial Group 190th Annual Report 2007  31

Management’s Discussion and Analysis
Earnings per Share Growth
The year-over-year percentage change in earnings per share (EPS) is our key measure for analyzing earnings growth. All references to EPS are to diluted EPS, unless indicated otherwise.
          EPS was $4.11, down $1.04 or 20% from a record $5.15 in 2006. Four significant items affected results in 2007, reducing EPS by $1.55 per share, compared with one such item in 2006 that increased EPS by $0.04 per share. Excluding the impact of these significant items, EPS was $5.66, up $0.55 or 10.8%. Our annual target was to grow EPS by 5% to 10% from a base of $5.11, excluding changes in the general allowance for credit losses and restructuring charges. We did not meet the target because of the significant items that affected results. However, excluding the impact of those significant items, we surpassed our target by growing EPS by 10.8% to $5.66 on that basis. In 2008, we are targeting EPS growth of 10% to 15%, from a base of $5.24, as explained on page 23. Our targets for 2008, as in prior years, have been established in the context of our expectations for the economy, as outlined in our economic outlook for 2008 on page 30.
          Our five-year compound average annual EPS growth rate was 8.9%, below our medium-term objective of 10%. Excluding the impact of significant items in 2007, the rate was 15.9% as EPS increased to $5.66 in 2007 from $2.68 in 2002 on this basis. EPS in 2002 was lowered by high specific provisions for credit losses, which totalled $820 million, the second highest level in the current credit cycle and $517 million higher than in 2007. EPS growth in 2003 and 2004 benefited from very favourable credit conditions.
          The four significant items that reduced net income by $787 million or $1.55 per share were:
•	losses in our commodities trading business of $853 million ($440 million after tax and associated performance-based compensation, or $0.86 per share) recorded in BMO Capital Markets;
•	charges for certain trading activities and valuation adjustments related to deterioration in capital markets of $318 million ($211 million after tax and $0.42 per share) also recorded in BMO Capital Markets;
•	restructuring charges of $159 million ($103 million after tax and $0.20 per share) recorded in Corporate Services; and
•	increase in the general allowance for credit losses of $50 million ($33 million after tax and $0.07 per share) recorded in Corporate Services.
In 2006, one significant item increased net income: a decrease in the general allowance for credit losses of $35 million ($23 million after tax and $0.04 per share) recorded in Corporate Services.
          Net income was $2,131 million in 2007, down $532 million or 20% from $2,663 million a year ago. BMO had earned record net income in each of the preceding four years. Excluding the significant items that affected results in both years, net income was $2,918 million, up $278 million or 10.5%. This increase was primarily attributable to improved revenues from business growth. Provisions for credit losses were $177 million ($115 million after tax) higher than a year ago, approximately half of which related to the change in the general allowance for credit losses.
          Personal and Commercial Banking and Private Client Group earned record net income in 2007, as in 2006 and 2005, when BMO Capital Markets also reported record earnings. Personal and Commercial Banking (P&C) net income rose $107 million or 8.5% from a year ago to $1,364 million. The P&C group combines our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). P&C Canada net income rose by $108 million or 9.4% to $1,250 million. The improvement was attributable to volume-driven revenue growth, as revenue increased at a faster pace than expenses. Results in 2007 and 2006 included notable items that increased net income in each year by comparable amounts. P&C Canada results are discussed in the operating group review on page 46. P&C U.S. net income decreased

Earnings per share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 25 on page 129 of the financial statements.

Significant items affected results, ending a streak of four consecutive years of achieving record earnings.	EPS fell appreciably. Excluding significant items, we would have earned record EPS and surpassed our growth target.
$1 million or 1% to $114 million, but improved by $3 million or 3% on a U.S. dollar basis. We achieved good volume growth in 2007 while net interest margins were reduced. P&C U.S. results are discussed in the operating group review on page 48.
          Private Client Group (PCG) net income was up $53 million or 15% to $408 million. The increase was primarily due to strong growth in operating revenues. PCG’s results are discussed in the operating group review on page 51. BMO Capital Markets (BMO CM) net income fell $435 million or 51% to $425 million. Excluding the impact of the two significant items affecting its results in 2007, net income rose $216 million or 25% to $1,076 million. This improvement was attributable to strong growth in both fee-based business revenues and corporate loans. BMO CM results are discussed in the operating group review on page 54. Corporate Services net income decreased $257 million to a net loss of $66 million. Excluding the two remaining significant items affecting its 2007 results and the significant item of a year ago, Corporate Services net income fell $98 million. This decrease was due to reduced revenues and higher provisions for credit losses, largely recorded in Corporate Services under BMO’s expected loss provisioning methodology, which is explained in the operating group review on page 55.
          Revenue on a taxable equivalent basis, which is explained on pages 34 and 36, decreased $583 million or 5.8% to $9,529 million. Excluding the two significant items that affected revenue, revenue increased $588 million or 5.8%. Business acquisitions added $52 million to revenue growth, while the weaker U.S. dollar reduced revenue growth by $87 million, as explained on page 35. P&C Canada revenue increased 4% largely due to volume growth, as net interest margin was unchanged. Its revenue growth was lowered 1.7 percentage points by certain items that are discussed on page 46. P&C U.S. revenue grew 4% on a U.S. dollar basis, largely due to acquisitions and loan growth, partially offset by reductions in net interest margins.
          PCG revenue increased 8% on broad-based growth, with most businesses contributing higher revenues. BMO CM revenues decreased $811 million or 29%, but increased $360 million or 13% excluding the impact of significant items. There were considerable increases in merger

32    BMO Financial Group 190th Annual Report 2007

and acquisition fees, equity underwriting activities and earnings on corporate loans. Total revenue growth is discussed further on page 36.
          Provisions for credit losses totalled $353 million, consisting of $303 million of specific provisions and a $50 million increase in the general allowance for credit losses. In 2006, provisions for credit losses totalled $176 million, consisting of $211 million of specific provisions and a $35 million reduction in the general allowance. The provision for credit losses is discussed further on page 39.
          Non-interest expense increased $248 million or 3.9% to $6,601 million. Expense increased $46 million as a result of acquired businesses, but was reduced $57 million by the impact of the weaker U.S. dollar. Two-thirds of the year-over-year expense increase was due to restructuring charges. Non-interest expense is discussed further on page 40.

Return on Equity
Return on equity (ROE) is another key value measure. BMO has generated an ROE of more than 13% in each of the past 18 years, and is the only bank in its North American peer group to meet this test of earnings consistency. We achieved an ROE of 14.4% in 2007, down from 19.2% in 2006. This reduction in the return was attributable to the $532 million decrease in net income and the impact of a $0.8 billion increase in average common shareholders’ equity. We achieved this 14.4% return in spite of the commodities losses and the fourth quarter charges associated with the deterioration in the capital markets environment. The 14.4% return was below our annual target of 18% to 20%. Excluding the significant items that affected results in 2007, ROE was 19.8%. Our medium-term objective is to achieve an average annual 18% to 20% ROE, over time. In 2008, we are targeting ROE of 18% to 20%. Table 3 on page 79 includes ROE statistics for the past 10 years. Page 24 provides further comment on ROE and includes peer group comparisons.

ROE was 14.4% in 2007 despite commodities losses and a difficult capital markets environment late in the year.
Return on common shareholders’ equity (ROE)
is calculated as net income, less preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.

Net Economic Profit Growth
The last of our four key value measures is net economic profit (NEP) growth. NEP was $603 million, down from a record $1,230 million in the prior year. The decrease was primarily due to the significant items that affected results, as well as an increase in shareholders’ equity. NEP increased $160 million excluding significant items. Page 24 provides further comment on NEP growth and includes peer group comparisons.

Lower NEP reflected a decline in BMO Capital Markets results.
Net economic profit (NEP) represents cash net income available to common shareholders, less a charge for capital. NEP is an effective measure of economic value added. NEP is a non-GAAP measure. See page 34.

Net Economic Profit ($ millions, except as noted)

For the year ended October 31	2007	2006	2005	2004	2003

Net income available to common shareholders	2,088	2,633	2,366	2,264	1,743
After-tax impact of the amortization of intangible assets	38	36	74	78	79

Cash net income available to common shareholders	2,126	2,669	2,440	2,342	1,822
Charge for capital*	(1,523)	(1,439)	(1,324)	(1,230)	(1,119)

Net economic profit	603	1,230	1,116	1,112	703

Net economic profit growth (%)	(51)	10	–	58	92
*Charge for capital
Average common shareholders’ equity	14,506	13,703	12,577	11,696	10,646
Cost of capital (%)	10.5	10.5	10.5	10.5	10.5

Charge for capital	(1,523)	(1,439)	(1,324)	(1,230)	(1,119)

  BMO Financial Group 190th Annual Report 2007  33

Management’s Discussion and Analysis
2007 Financial Performance Review
This section provides a review of our enterprise financial performance for 2007 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 92. A review of our operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2006 is outlined on page 77.

Highlights
•	Revenue decreased $583 million or 5.8% in 2007, but increased $588 million or 5.8% excluding the impact of significant items.
•	Revenue growth in P&C Canada was attributable to strong volume growth across its three business lines, but was limited by some notable items. P&C U.S. revenue growth was attributable to loan growth and acquisitions, but was limited by lower net interest margin and the weak U.S. dollar. Private Client Group revenue growth was well balanced, with increases across all its businesses. BMO Capital Markets revenues were down significantly, but were up strongly excluding the impact of significant items, with robust increases in a number of fee-based businesses and in net interest income.
•	The provision for credit losses increased to $353 million from $176 million in 2006. Specific provisions were up $92 million to $303 million and there was a $50 million increase in the general allowance, compared with a $35 million decrease a year ago. Credit conditions softened in 2007.
•	Non-interest expense increased 3.9% in 2007, with two-thirds of the growth due to restructuring charges related to initiatives to improve efficiency and effectiveness across the enterprise.
•	The effective income tax rate was 14.3%, compared with 23.6% in 2006. The reduced rate was due to a relatively higher proportion of income from lower-tax-rate jurisdictions and prior years’ income tax recoveries.
Non-GAAP Measures
BMO uses both GAAP and non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies.
          Management discloses amounts on a basis that adjusts for certain significant items. Amounts and measures stated on a basis that excludes the significant items are considered useful as they would be expected to be more reflective of ongoing operating results. Since such charges tend to be irregular, adjusting for them is helpful in assessing quarterly trends in results. These significant items included: losses in our commodities business in 2007 and related performance-based compensation; charges related to deterioration in capital markets in the fourth quarter of 2007; restructuring charges recorded in the first and fourth quarters; and changes in the general allowance for credit losses.
          Cash earnings and productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also useful because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates.
          BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency in approach.
          Net economic profit is another non-GAAP measure. It represents cash earnings available to common shareholders less a charge for capital, and is considered an effective measure of added economic value.
GAAP and Related Non-GAAP Measures Used in the MD&A

($ millions, except as noted)	2007	2006	2005

Net interest income per financial statements (a)	4,843	4,744	4,787
Non-interest revenue	4,506	5,241	5,052

Revenue per financial statements (b)	9,349	9,985	9,839

Taxable equivalent basis (teb) adjustment (c)	180	127	119

Net interest income (teb) (a + c) (d) (1)	5,023	4,871	4,906
Non-interest revenue	4,506	5,241	5,052

Revenue (teb) (e) (1)	9,529	10,112	9,958

Provision for income taxes per financial statements (f)	189	717	874
Taxable equivalent basis (teb) adjustment	180	127	119

Provision for income taxes (teb) (g) (1)	369	844	993

Non-interest expense (h)	6,442	6,353	6,332
Restructuring charge (i)	159	–	–

Total non-interest expense (j)	6,601	6,353	6,332
Amortization of intangible assets	(46)	(44)	(94)

Cash-based expense (k) (1)	6,555	6,309	6,238

Net income (l)	2,131	2,663	2,396
Amortization of intangible assets, net of income taxes	38	36	74

Cash net income (m) (1)	2,169	2,699	2,470
Preferred share dividends	(43)	(30)	(30)
Charge for capital (1)	(1,523)	(1,439)	(1,324)

Net economic profit (1)	603	1,230	1,116

Productivity ratio (%) ((j/b) x 100)	70.6	63.6	64.4
Productivity ratio (teb) (1) (%) ((j/e) x 100)	69.3	62.8	63.6
Cash productivity ratio (teb) (1) (%) ((k/e) x 100)	68.8	62.4	62.6
Net interest margin annualized (%) ((a/average earning assets) x 100)	1.59	1.81	1.97
Net interest margin (teb) annualized (1) (%) ((d/average earning assets) x 100)	1.65	1.86	2.02
EPS (uses net income) ($)	4.11	5.15	4.63
Cash EPS (1) (uses cash net income) ($)	4.18	5.23	4.78
Effective tax rate (%) (f/income before income taxes)	7.9	20.7	26.3
Effective tax rate (teb) (1) (%) (g/income before income taxes plus teb adjustment)	14.3	23.6	28.8

Significant Items
Charges related to deterioration in capital markets (n)	318	–	–
Commodities losses (o)	853	–	–
Performance-based compensation thereon (p)	(120)	–	–
Changes in the general allowance	50	(35)	(40)
Restructuring charges (q)	159	–	–
Income taxes re the above	(473)	12	14

Significant items (after tax) (2)	787	(23)	(26)

Measures on a basis that excludes significant items (1)
Revenue (teb) (e + n + o) (3)	10,700	10,112	9,958
Non-interest expense (j – p – q) (4)	6,562	6,353	6,332
Cash-based expense (k – p – q) (5)	6,516	6,309	6,238
Net income (l + 2)	2,918	2,640	2,370
Cash net income (m + 2)	2,956	2,676	2,444
Productivity ratio (teb) (%) ((4/3) x 100)	61.3	62.8	63.6
Cash productivity ratio (teb) (%) ((5/3) x 100)	60.9	62.4	62.6
EPS (uses net income excluding significant items)	5.66	5.11	4.58
Cash EPS (uses cash net income excluding significant items)	5.73	5.19	4.73
ROE (%) (uses net income excluding significant items)	19.8	19.2	18.6
Effective tax rate (teb) (%) (g + tax on significant items)/ (income before income tax + teb adjustment + impact of significant items excluding tax)	22.0	23.5	28.7

(1)	These are non-GAAP amounts or non-GAAP measures.

34  BMO Financial Group 190th Annual Report 2007

Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, income taxes and provision for credit losses in 2007 and 2006 were lowered relative to the preceding year by the weakening of the U.S. dollar. The adjacent table indicates average Canadian/U.S. dollar exchange rates in 2007, 2006 and 2005 and the impact of lower rates. At October 31, 2007, the Canadian dollar traded at $0.945 per U.S. dollar.
          At the start of each quarter, BMO enters into hedging transactions that are designed to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. As such, the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuations on earnings for the year.
          Each one-cent decrease (increase) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, decreases (increases) BMO’s annual earnings by approximately $6 million before income taxes in the absence of hedging activity.
          The gain or loss from hedging transactions in future periods will be determined by both future exchange rate fluctuations and the amount of the underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months. The effect of exchange rate fluctuations on our net investment in foreign operations is discussed in the Provision for Income Taxes section on page 41.
Effects of the Weaker U.S. Dollar on BMO’s Results

	2007	2006
	vs.	vs.
$ millions, except as noted)	2006	2005

Canadian/U.S. dollar exchange rate (average)
2007	1.093
2006	1.132	1.132
2005		1.214
Reduced net interest income	(39)	(63)
Reduced non-interest revenue	(48)	(107)

Reduced revenues	(87)	(170)
Reduced expenses	57	112
Reduced provision for credit losses	9	4
Reduced income taxes	5	28

Reduced net income before hedging gains	(16)	(26)
Hedging gains	21	3
Income taxes thereon	(7)	(1)

Reduced net income	(2)	(24)

Impact of Business Acquisitions and Sales
BMO Financial Group has selectively acquired a number of businesses in advancing our North American growth strategy. We also sold a business in 2005. These acquisitions and the sale increase or decrease revenue and expenses, affecting year-over-year comparisons of operating results. The adjacent table outlines acquisitions and the sale by operating group and their impact on BMO’s revenue, expenses and net income for 2007 relative to 2006, and for 2006 relative to 2005, to assist in analyzing changes in results.
          For the acquisitions completed in fiscal 2007, the incremental effects are the revenues and expenses of those businesses that are included in results for fiscal 2007. For the acquisition completed in fiscal 2006, the incremental effects on results for 2007 are the revenues and expenses of that business from the beginning of fiscal 2007 until the first anniversary of its acquisition.
          For the fiscal 2006 acquisition, the incremental effects on results for 2006 relative to 2005 are the revenues and expenses of that business that are included in results for fiscal 2006, and for the acquisition completed in fiscal 2005, the incremental effects on results for fiscal 2006 are the revenues and expenses of that business from the beginning of fiscal 2006 until the first anniversary of its acquisition.
          Harrisdirect was sold in October 2005, the last month of fiscal 2005. As such, the reductions in results for 2006 relative to 2005 were the 2005 revenues, expenses, net loss and cash net income of the business that was sold. The sale was completed to redeploy capital to higher-return businesses.
Impact of Business Acquisitions and Sales
on Year-over-Year Comparisons* ($ millions)

	Increase (decrease) in:
			Net	Cash net
Business acquired/sold	Revenue	Expense	income	income

Personal and Commercial Banking
Incremental effects on results for: 2007	52	46	2	5
2006	17	29	(7)	1
First National Bank & Trust
Acquired January 2007 for $345 million
bcpbank Canada
Acquired December 2006 for $41 million
Villa Park Trust and Savings Bank
Acquired December 2005 for $76 million
Mercantile Bancorp, Inc.
Acquired December 2004 for $194 million

Private Client Group
Incremental effects on results for: 2006**	(253)	(243)	5	(27)
Harrisdirect
Sold October 2005 for $827 million resulting in a gain of $49 million ($18 million after tax)

BMO Financial Group
Incremental effects on results for: 2007	52	46	2	5
2006	(236)	(214)	(2)	(26)
Purchases of $656 million and a sale for $827 million

*	The impact in 2007 excludes integrations; the impact in 2006 included $13 million of integration costs.

**	Includes the $49 million ($18 million after tax) gain on sale in 2005.

  BMO Financial Group 190th Annual Report 2007  35

Management’s Discussion and Analysis

Revenue
Revenue on a taxable equivalent basis (see page 34) decreased $583 million or 5.8% in 2007 to $9,529 million. Revenue was reduced by losses in our commodities trading business of $853 million and by charges in the fourth quarter of 2007 of $318 million for certain trading activities and valuation adjustments related to deterioration in capital markets. Excluding the impact of these significant items, which were almost entirely charged against trading non-interest revenue, revenue increased $588 million or 5.8% to $10,700 million. On this basis, growth was strong in each of the operating groups. The weaker U.S. dollar reduced overall revenue growth by $87 million or 0.9 percentage points, while the net impact of acquired businesses increased growth by $52 million or 0.5 percentage points.
          BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb). The teb adjustments for fiscal 2007 totalled $180 million, up from $127 million a year ago. In 2008, management expects to continue to assess the performance of the operating groups on this basis and report accordingly; however, BMO’s consolidated results will be assessed and reported on a non-teb basis, consistent with most of our Canadian peer group.
          P&C Canada revenue increased $163 million or 4%. The segment’s revenue growth was reduced by $76 million or 1.7 percentage points by certain items that affected its revenues. The most notable were a $185 million adjustment to increase our liability for future redemptions related to our customer loyalty rewards program and a $107 million gain on sale of MasterCard International Inc. shares. There was good volume growth in the three businesses. P&C U.S. revenue increased US$34 million or 4% as a result of volume growth and acquisitions. Private Client Group revenue increased $161 million or 8%, with balanced growth in both net interest income and non-interest revenue. BMO Capital Markets revenue was down significantly but increased $360 million or 13% excluding the impact of significant items. There were considerable revenue increases in certain fee-based businesses and strong growth in net interest income.
Net Interest Income
Net interest income for the year was $5,023 million, an increase of $152 million from 2006. The net effect of businesses acquired increased net interest income by $36 million, while the impact of the weaker U.S. dollar reduced net interest income by $39 million. All the operating groups achieved strong volume growth, and average earning assets increased $43 billion. The resulting growth in net interest income was partly offset by a reduction in Corporate Services net interest income related to reduced securitization revenues in 2007 and lower interest earned on tax reserves and refunds. BMO’s net interest margin was lower due to the growth in low-spread assets in BMO Capital Markets and the reduction in earnings in Corporate Services. P&C Canada’s margin was unchanged. The two main drivers of BMO’s overall net interest margin are the individual group margins and the changes in the magnitude of each operating group’s assets.
Taxable equivalent basis (teb)
Revenues reflected in our MD&A are presented on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons. The effect is disclosed on page 34 and in Table 7 on page 80.

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.
Net interest margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points.
Revenue ($ millions)

For the year ended October 31	2007	2006	2005	2004	2003

Net interest income (teb)	5,023	4,871	4,906	4,937	4,929
Year-over-year growth (%)	3.1	(0.7)	(0.6)	0.2	2.4
Non-interest revenue	4,506	5,241	5,052	4,551	4,220
Year-over-year growth (%)	(14.0)	3.8	11.0	7.8	7.6

Total revenue (teb)	9,529	10,112	9,958	9,488	9,149
Year-over-year growth (%)	(5.8)	1.5	5.0	3.7	4.7

Revenue fell 5.8% but rose 5.8% excluding significant items.	The impact of significant items was more concentrated in our U.S. businesses.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin

	Net interest income (teb)				Average earning assets				Net interest margin
	($ millions)		Change		($ millions)		Change		(in basis points)
For the year ended October 31	2007	2006	$	%	2007	2006	$	%	2007	2006	Change

P&C Canada	3,065	2,941	124	4	115,147	110,433	4,714	4	266	266	–
P&C U.S.	730	740	(10)	(1)	21,658	20,143	1,515	8	337	367	(30)

Personal and Commercial Banking (P&C)	3,795	3,681	114	3	136,805	130,576	6,229	5	277	282	(5)
Private Client Group (PCG)	613	569	44	8	6,352	5,703	649	11	966	999	(33)
BMO Capital Markets (BMO CM)	974	773	201	26	162,309	124,782	37,527	30	60	62	(2)
Corporate Services, including Technology and Operations	(359)	(152)	(207)	(+100)	(995)	400	(1,395)	(+100)	nm	nm	nm

Total	5,023	4,871	152	3	304,471	261,461	43,010	16	165	186	(21)

nm – not meaningful

36  BMO Financial Group 190th Annual Report 2007

          In P&C Canada, there was a solid increase in net interest income. Volume growth remained strong for all major product categories except mortgages, where we chose to exit third-party and mortgage broker channels, as well as personal deposits, which declined slightly in a very competitive market. In P&C U.S., there was solid loan growth enhanced by acquisitions, but the contribution to total growth in net interest income was reduced by the weaker U.S. dollar. The net interest margin in Canada was unchanged as improved mortgage spreads were offset by increased funding costs of other products. In P&C U.S., the net interest margin was affected by competitive pressures on loan pricing and by a changing product mix as customers shifted to lower-spread deposits and fixed-rate loans.
          Private Client Group net interest income increased strongly, primarily due to increased deposit balances in our brokerage businesses and term investment products. The group’s net interest margin is significantly higher than other groups, as the net interest margin calculation represents net interest income as a percentage of average earning assets. The group’s primary source of net interest income is term investment products, which are liabilities.
          BMO Capital Markets’ net interest income increased $201 million or 26%. Its average earning assets increased $38 billion, with growth in both corporate loans and low-margin capital markets assets driven largely by client demand. The group’s net interest margin declined slightly as wider trading spreads were more than offset by the negative effect of growth in low-margin assets and by lower spreads on corporate loans.
          Corporate Services net interest income decreased due to the credit card loan securitization in the fourth quarter of 2007, as well as lower interest earned on tax refunds and reserves. Its net interest income also fluctuates in response to activities related to certain balance sheet positions and BMO’s overall asset-liability position.
Non-Interest Revenue
Non-interest revenue, which comprises all revenues other than net interest income, decreased $735 million or 14% from 2006. Excluding the impact of the non-interest revenue component of the two significant items discussed previously, non-interest revenue increased $416 million or 8%. The net impact of acquired businesses increased 2007 non-interest revenue by $16 million, while the impact of the weaker U.S. dollar reduced non-interest revenue by $48 million.
          Securities commissions and fees increased $94 million or 9%. These fees consist largely of full-service and self-directed retail brokerage commissions within Private Client Group, which account for about two-thirds of the balance, and institutional equity trading commissions within BMO Capital Markets. The increase was split fairly evenly between the two groups, and was attributable to higher equity market valuations and greater client trading volumes. Growth in Private Client Group was reduced by competitive pricing pressures in the direct investing industry.
          Deposit and payment service charges were relatively unchanged as in 2006. Approximately 60% of these revenues are earned in P&C Canada.
          Lending fees increased $69 million or 20%, largely due to growth in corporate loans in BMO Capital Markets.
          Card fees decreased $289 million or 73%. The reduction was in large part attributable to the $185 million adjustment to P&C Canada’s customer loyalty rewards program liability. In the fourth quarter of 2006, we securitized $1.5 billion of credit card loans. This reduced card fees by approximately $147 million and lowered net interest income, largely offset by an increase in securitization revenues and lower provisions for credit losses. The remaining $43 million increase was primarily due to the continued success of our Mosaik® MasterCard.

There was strong growth in low-spread trading assets, reducing BMO’s net interest margin.	Lower non-interest revenue reflected commodities losses and the difficult capital markets environment.

The weaker U.S. dollar lowered reported asset levels in all periods. *Reflects the sale of Harrisdirect.	Asset growth was reduced by the weaker U.S. dollar.

Non-Interest Revenue ($ millions)

				Change from 2006
For the year ended October 31	2007	2006	2005	$	%

Securities commissions and fees	1,145	1,051	1,092	94	9
Deposit and payment service charges	728	729	734	(1)	–
Trading revenues	(487)	718	496	(1,205)	(+100)
Lending fees	406	337	313	69	20
Card fees	107	396	334	(289)	(73)
Investment management and custodial fees	322	298	305	24	8
Mutual fund revenues	576	499	437	77	15
Securitization revenues	296	100	113	196	+100
Underwriting and advisory fees	528	407	357	121	30
Securities gains	246	145	165	101	70
Foreign exchange, other than trading	132	102	97	30	29
Insurance income	230	204	162	26	13
Other	277	255	447	22	9

Total	4,506	5,241	5,052	(735)	(14)

          Investment management and custodial fees increased $24 million or 8%, primarily due to higher investment and trust revenue in North American Private Banking. Growth was reduced by the weaker U.S. dollar.
          Mutual fund revenues increased $77 million or 15%, after having increased 14% in 2006 and 16% in 2005, reflecting growth in our mutual fund businesses.
          Securitization revenues increased $196 million, almost tripling from a year ago. Approximately $180 million of the increase was attributable to revenues earned from the $1.5 billion credit card loan securitization vehicle, including gains recognized on loan sales in 2007. Securitization revenues are detailed in Note 7 on page 104 of the financial statements.

  BMO Financial Group 190th Annual Report 2007  37

Management’s Discussion and Analysis

          Underwriting and advisory fees increased $121 million or 30%, after having increased 14% in 2006. Merger and acquisition fees were particularly robust, and equity underwriting was notably strong as markets were particularly favourable in the first half of the year. Debt underwriting fees experienced a solid increase. Revenues in each of the three categories were sharply lower in the fourth quarter in a difficult capital markets environment.
          Securities gains increased $101 million or 70%. The increase was largely attributable to a gain on sale of MasterCard International Inc. shares.
          Income from foreign exchange, other than trading, increased $30 million or 29% due to more active and volatile foreign exchange markets and gains on hedging our U.S. dollar earnings, which is explained on page 35.
          Insurance income increased $26 million or 13%. The increase was due to favourable claims experience, as growth slowed somewhat from the high rates of the past three years.
          Other revenue includes various sundry amounts and rose $22 million or 9%. The increase was attributable to higher sundry fees in P&C Canada.
          Table 7 on page 80 provides further detail on revenue and revenue growth.
Trading-Related Revenues
Trading-related revenues are dependent on, among other things, the volume of activities undertaken for clients, who enter into transactions with BMO to mitigate their risks or to invest. BMO earns a spread or profit on the net sum of its client positions by profitably neutralizing, within prescribed limits, the overall risk of the net positions. BMO also assumes proprietary positions with the goal of earning trading profits.
          On May 17, 2007, we announced that we would be recording significant losses in our commodities trading business. In 2007, we recorded $853 million of such losses, of which $841 million was recorded as a charge to non-interest trading revenues, and which, net of a $120 million reduction in performance-based compensation and reductions in income taxes, lowered net income by $440 million or $0.86 per share. The losses related in substantial part to the use of a more appropriate market-based methodology in the valuation of our commodities portfolio. The portfolio had previously been marked to market each day by traders and the valuations confirmed independently on a monthly basis. As our natural gas portfolio grew, we sought additional verification of the valuations from independent sources in addition to our principal external broker for natural gas options contracts. Management subsequently initiated an external review of the commodities trading activity, which raised concerns related to the reliability of quotes received from the principal external broker. At that time, we suspended our business relationship with the broker, pending the results of the external review.
          BMO’s commodities portfolio is now more appropriately marked-to-market after a completed valuation review. We recorded further losses of $149 million in the third quarter, approximately half of which related to the elimination of certain large proprietary positions by entering into offsetting contracts with a counterparty. Losses were lower in the fourth quarter, totalling $24 million.
          In the fourth quarter, BMO recorded $318 million ($211 million after tax) of charges for certain trading activities and valuation adjustments related to deterioration in capital markets. The charges included $169 million in respect of trading and structured-credit related positions and preferred shares; $134 million related to Canadian asset-backed commercial paper (ABCP); and a $15 million charge recorded in investment securities gains that related to capital notes in the Links Finance Corporation (Links) and Parkland Finance Corporation (Parkland) structured investment vehicles (SIVs).

Trading-related revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading revenues include income (expense) and gains (losses) from both on-balance sheet instruments and off-balance sheet interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.
Interest and Non-Interest Trading-Related Revenues ($ millions)

				Change from 2006
For the year ended October 31	2007	2006	2005	$	%

Interest rates	43	204	247	(161)	(79)
Foreign exchange	273	214	172	59	28
Equities	189	173	145	16	9
Commodities	(853)	124	91	(977)	(+100)
Other	15	35	16	(20)	(57)

Total	(333)	750	671	(1,083)	(+100)

Reported as:
Net interest income	154	32	175	122	+100
Non-interest revenue – trading revenues	(487)	718	496	(1,205)	(+100)

Total	(333)	750	671	(1,083)	(+100)

          The Canadian ABCP charges reflect $80 million for our investment in commercial paper issued by one of our BMO-sponsored conduits and $54 million for our investment in commercial paper issued by non-bank-sponsored conduits. Both write-downs were taken using an estimated mark-to-market adjustment of 15%. BMO has not provided backstop liquidity commitments to any of the preceding conduits.
          The above noted BMO-sponsored conduit’s underlying positions are super-senior AAA-rated with exposures to high-quality, diversified corporate debt through collateralized debt obligations (CDOs). The conduit has no direct exposure to U.S. subprime-related loans. We are in discussions with a number of counterparties on restructuring alternatives regarding this conduit.
          Realization of any gains or losses on the non-bank-sponsored investments will be affected by the outcome of the agreement reached among certain non-bank-sponsored Canadian ABCP conduits and investors known as the Montreal Accord.
          Our investments and commitments related to SIVs are discussed in the BMO Capital Markets section on page 53.
          Given the amount of our investments in ABCP and the SIVs, and given the uncertainty in the capital markets environment, these investments could experience subsequent valuation gains and losses due to changes in market value.
          Trading-related revenue declined by $1,083 million from the particularly strong results in 2006 because of the commodities losses and charges discussed above.
          Excluding the $1,171 million of significant items included in trading revenues, trading-related revenues rose $88 million. Foreign exchange trading revenues were strong over the course of the year, with particularly strong growth in the third and especially the fourth quarters. Fixed income trading revenues were very strong through the first three quarters, falling significantly in the fourth quarter in the difficult capital markets environment. Equities trading revenues followed a similar pattern.
          The Market Risk section on page 68 provides other information on trading-related revenues.

38  BMO Financial Group 190th Annual Report 2007

Provision for Credit Losses
Credit conditions in 2007 softened from the favourable credit environment of 2006 as BMO recorded a $353 million provision for credit losses, consisting of $303 million of specific provisions and a $50 million increase in the general allowance for credit losses. These amounts compare to a $176 million provision recorded in 2006, comprised of specific provisions of $211 million and a $35 million reduction in the general allowance. The 2007 increase in the general allowance was primarily due to portfolio growth and risk migration.
          As illustrated in the adjoining table, in the current credit cycle, specific provisions for credit losses peaked in the 2001-2002 period, declined sharply by 2004, returned to more moderate but still low levels in 2005 and 2006, and increased somewhat in 2007. As expected, the effect of lower levels of new specific provisions over the past few years has continued to result in declining levels of reversals of previous allowances and recoveries of past write-offs, which peaked in 2004. The relatively high level of reversals and recoveries in 2004 was largely due to the success of our effective loan realization practices, including strong cash collections and loan sales, driven in large part by high levels of gross impaired loans from which to effect sales, as well as a receptive secondary market.
          In 2007, sales of gross impaired loans totalled $28 million, with resulting reversals and recoveries of $5 million. This compares with sales of $53 million and related reversals and recoveries of $34 million in 2006.
          The most significant factor influencing the provision for credit losses is the level of formations of new impaired loans – identified as additions to impaired loans and acceptances in the adjacent Changes in Gross Impaired Loans and Acceptances table. As with specific provisions, these formations peaked in 2001-2002, steadily declining thereafter to a low of $420 million in 2006, and increasing to $588 million in 2007. Correspondingly, gross impaired loans and acceptances have increased to $720 million from the historically low level of $666 million recorded in 2006. This increase was expected at this point in the credit cycle.
          At October 31, 2007, the allowance for credit losses totalled $1,055 million, almost unchanged from $1,058 million a year earlier. The general allowance, which totalled $898 million at year-end, remains adequate, representing 50 basis points of risk-weighted assets. In addition, BMO uses credit default swaps to mitigate single-name credit exposures. At October 31, 2007, the notional value of these instruments totalled $1,011 million, compared with $1,084 million a year earlier.
          BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios that, excluding securities borrowed or purchased under resale agreements, represented 78.6% of the loan portfolio at year-end, declining from 83.1% in 2006 on strong growth in the corporate portfolio. We continue to monitor those industry sectors considered to be of most concern in the current economic conditions, including automotive and forestry, as well as those sectors particularly sensitive to high energy prices, a strong Canadian dollar and a softening of the U.S. economy. BMO’s exposure to these sectors remains well within acceptable levels.
          Looking forward, we expect the credit environment to remain volatile through 2008, with uncertainty arising from recent subprime loan and capital markets concerns as well as high energy prices, a high Canadian dollar and the potential for further softening of the U.S. economy. Accordingly, we expect the 2008 provision for credit losses to be $475 million or less, with the increase over the current year largely related to the credit cycle and an expectation of increasing levels of new specific provisions and lower levels of reversals and recoveries.
          Credit risk management is discussed further on page 67. Note 4 on page 101 of the financial statements and Tables 11 to 19 on pages 84 to 87 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses.
Provision for (Recovery of) Credit Losses (PCL)
($ millions, except as noted)

For the year ended October 31	2007	2006	2005	2004	2003	2002	2001

New specific provisions	460	410	407	510	846	1,063	1,023
Reversals of previous allowances	(66)	(87)	(121)	(312)	(303)	(175)	(103)
Recoveries of prior write-offs	(91)	(112)	(67)	(131)	(88)	(68)	(40)

Specific provisions for credit losses	303	211	219	67	455	820	880
Increase in (reduction of):
General allowance	50	(35)	(40)	(170)	–	–	100

Provision for (recovery of) credit losses	353	176	179	(103)	455	820	980

PCL as a % of average net loans and acceptances (%)	0.17	0.09	0.11	(0.07)	0.30	0.56	0.66

Changes in Gross Impaired Loans (GIL) and Acceptances
($ millions, except as noted)

	2007	2006	2005	2004	2003	2002	2001

GIL, beginning of year	666	804	1,119	1,918	2,337	2,014	1,501
Additions to impaired loans and acceptances	588	420	423	607	1,303	1,945	2,041
Reductions in impaired loans and acceptances	(143)	(220)	(319)	(936)	(1,156)	(738)	(830)
Write-offs	(391)	(338)	(419)	(470)	(566)	(884)	(698)

GIL, end of year	720	666	804	1,119	1,918	2,337	2,014

GIL as a % of gross loans and acceptances (%)	0.36	0.35	0.46	0.71	1.30	1.54	1.37

Gross impaired loans have edged higher amid more volatile credit markets.	Provisions remain low but credit conditions softened in 2007.

  BMO Financial Group 190th Annual Report 2007  39

Management’s Discussion and Analysis
Non-Interest Expense
Non-interest expense increased $248 million or 3.9% to $6,601 million. The factors contributing to the 3.9% increase are set out in the Contribution to Non-Interest Expense Growth table. Significant items included the $159 million restructuring charge and a $120 million reduction in performance-based compensation. Excluding the impact of significant items, non-interest expense rose $209 million or 3.3%.
          As explained on page 35, the net effect of businesses acquired in 2007 and 2006 increased expenses in 2007 relative to 2006 by $46 million (0.7%). As further explained on page 35, the weaker U.S. dollar reduced costs in 2007 by $57 million (–0.9%). Restructuring charges increased expenses by $159 million (2.5%). We recorded a restructuring charge of $135 million in the first quarter and are proceeding with implementing the associated changes. We have approximately 50 initiatives targeted at improving efficiency and effectiveness across the enterprise. When fully implemented, we anticipate a reduction of approximately 1,000 full-time positions, primarily in non-customer-facing areas. Through October 31, 2007, we had eliminated approximately 840 positions. The initiatives are targeted to reduce our run rate expense by $300 million, approximately $140 million of which was achieved by the end of fiscal 2007. In the fourth quarter, we reversed $16 million of the charge because of higher than expected attrition and redeployment of affected staff. We also recorded a further charge of $40 million in respect of the planned elimination of approximately 400 more positions that were subsequently identified.
          Lower performance-based compensation costs reduced expenses by $47 million (0.7%), including a reduction in BMO Capital Markets expenses. Although a number of its businesses earned much higher fee-based revenues, the effects of commodities losses and the fourth quarter charges related to deterioration in capital markets reduced overall income and lowered the group’s performance-based costs by 17%. In contrast, Private Client Group’s revenue-based costs rose 10%, in line with improved performance. Other factors include remaining business-based costs that increased overall expenses in 2007 by 2.3%.
          The dollar and percentage changes in expenses by category are outlined in the Non-Interest Expense table. Table 8 on page 81 provides more detail on expenses and expense growth.
          Other employee compensation expense, which includes salaries and employee benefits, was $48 million or 2% higher than in 2006 due to increased salaries expense. Salaries expense had changed little during 2004 and 2005 as staffing levels were relatively constant in those periods (see page 81). However, staffing increased in 2006 and 2007 due to the addition of front-line sales and service staff in P&C Canada, growth in Private Client Group’s sales force, acquisitions and organic business growth. The weaker U.S. dollar helped keep cost increases in check. Our staffing levels increased in 2007 by almost 900 or 2.5% to 35,827 full-time equivalent staff. In P&C Canada, costs also reflected bcpbank Canada and higher promotional costs, including the costs of the AIR MILES debit card initiative. In P&C U.S., cost increases primarily reflected acquisition-related expenses. In Private Client Group, there were increased investments in our sales force and U.S. investment management business.
          Premises and equipment costs increased $92 million, primarily due to higher computer and equipment costs related to increased consulting, software and service bureau costs. Other expenses decreased slightly overall, primarily due to lower business and capital taxes, which were reduced by $47 million as a result of the resolution of audit issues with taxing authorities. There were higher professional fees due to our Basel initiative, our restructuring and the external review of our commodities losses, as well as consulting services that supported development, other initiatives in 2007 and increased legal fees related to business activities.

The productivity ratio (or expense-to-revenue ratio) is our key measure of productivity. It is calculated as non-interest expense divided by total revenues (on a taxable equivalent basis), expressed as a percentage. See page 34.
The cash productivity ratio is calculated in the same manner, after removing the amortization of intangible assets from non-interest expenses. See page 34.
Contribution to Non-Interest Expense Growth (%)

For the year ended October 31	2007	2006	2005

Businesses acquired/(sold)	0.7	(3.1)	0.8

Restructuring charge	2.5	–	–

Currency translation effect	(0.9)	(1.6)	(2.3)

Performance-based compensation	(0.7)	0.6	1.9

Other factors	2.3	4.4	2.2

Total non-interest expense growth	3.9	0.3	2.6

Non-Interest Expense ($ millions)

				Change from 2006

For the year ended October 31	2007	2006	2005	$	%

Performance-based compensation	1,275	1,322	1,277	(47)	(4)

Other employee compensation	2,550	2,502	2,474	48	2

Total employee compensation	3,825	3,824	3,751	1	–

Premises and equipment	1,303	1,211	1,264	92	8

Restructuring charge	159	–	–	159	+100

Other	1,268	1,274	1,223	(6)	–

Amortization of intangible assets	46	44	94	2	4

Total	6,601	6,353	6,332	248	4

More than half of our expense increase was due to the restructuring charge.	Productivity improved in each group except BMO CM, and total BMO productivity improved, excluding significant items.
Productivity
The productivity ratio (expense-to-revenue ratio) deteriorated by 645 basis points to 69.3% in 2007. Excluding the impact of significant items, the productivity ratio improved by 150 basis points to 61.3%. BMO’s overall ratio in any year is affected by the relative strength of the revenues in each operating group. The productivity ratio of each group over the years has typically been quite different because of the nature of their businesses. However, the ratios have been converging, as Private Client Group has made significant productivity improvements while a changing revenue mix has increased BMO Capital Markets’ productivity ratio. In 2007, as in 2006 and 2005, both P&C Canada and Private Client Group (excluding Harrisdirect) increased revenues more than

40  BMO Financial Group 190th Annual Report 2007

expenses, in both absolute and percentage terms, thereby improving their productivity ratios.
          P&C Canada is BMO’s largest operating segment, and its productivity ratio of 56.3% improved by 40 basis points from last year, after having improved by 74 basis points in 2006. The productivity improvement was lowered by some notable items that affected revenues, most notably the adjustment to the liability for future customer loyalty rewards redemptions. P&C Canada’s productivity ratio would have improved by 133 basis points in the absence of such items. Private Client Group productivity improved by 140 basis points to 69.4%. The group’s productivity has improved substantially over the past four years as it has grown revenues while practicing effective expense management. The productivity ratio in P&C U.S. deteriorated by 143 basis points because revenue grew more slowly than expenses. Revenue growth has been reduced by a decline in net interest margin, while expense growth primarily reflects acquisition-related expenses. Management has focused on controlling expenses in a challenging revenue environment. In the fourth quarter of 2007, excluding the impact of acquisition integration costs, the P&C U.S. cash productivity ratio fell below 70.0%. BMO Capital Markets’ productivity ratio deteriorated significantly, rising more than 20 percentage points. Excluding the significant items that affected results in 2007, productivity improved by 399 basis points to 53.6%.
          BMO’s cash productivity deteriorated in 2007 because of the significant items. Excluding the impact of those items, the cash productivity ratio improved by 150 basis points. We improved BMO’s overall cash productivity ratio in 2006 by 25 basis points to 62.4%, after having improved the ratio by 538 basis points over the three previous years.
          Examples of initiatives to enhance productivity are outlined in the 2007 Review of Operating Groups Performance, which starts on page 42. In 2008, we are targeting operating leverage of 2%, increasing revenues by at least two percentage points more than the rate of cash-based expense growth. We plan to achieve this by driving revenues through an increased customer focus, by ongoing expense management, and by working to create greater efficiency and effectiveness in all support functions, groups and business processes that support the front line.

Provision for Income Taxes
The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from foreign subsidiaries, as outlined in Note 24 on page 128 of the financial statements.
          As explained on pages 34 and 36, BMO adjusts revenue to a taxable equivalent basis for analysis, with an offsetting adjustment to the provision for income taxes. The adjustment was $180 million in 2007, up from $127 million in 2006. Unless indicated otherwise, the provision for income taxes and associated tax rates are stated on a taxable equivalent basis in this MD&A. In 2008, we will no longer report on a taxable equivalent basis when reporting consolidated results, as explained further on page 36.
          The provision for income taxes charged against earnings was $369 million, compared with $844 million in 2006. The reduction was primarily due to lower income in the current year. The effective tax rate in 2007 was 14.3%, compared with 23.6% in 2006. The low effective rate was due to a relatively higher proportion of income from lower-tax-rate jurisdictions and the favourable resolution of income tax audits that resulted in the recovery of prior year income taxes. In 2006, there were recoveries of prior year income taxes in addition to tax recoveries from business-based initiatives. The components of variances between the effective and statutory Canadian tax rates are outlined in Note 24 on page 128 of the financial statements.
          Excluding any special adjustments, we expect that the effective tax rate in 2008 should be 21% to 24% on a non-teb basis and consider that rate to be sustainable.
          BMO hedges the foreign exchange risk arising from our net investment in our U.S. operations by funding the net investment in U.S. dollars. Under this program, the gain or loss on hedging and the unrealized gain or loss on translation of our net investment in U.S. operations are charged or credited to retained earnings, but usually are approximately equal and offsetting. For income tax purposes, the gain or loss on hedging activities incurs an income tax charge or credit in the current period, which is charged or credited to retained earnings; however, the associated unrealized gain or loss on our net investment in U.S. operations does not incur income taxes until the investment is liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of fluctuations in exchange rates from period to period. The $1,659 million gain on hedging our net investment in U.S. operations in 2007 was subject to an income tax charge of $575 million recorded in retained earnings, compared with a $451 million gain on hedging and a $156 million income tax charge in 2006. Refer to the Consolidated Statement of Changes in Shareholders’ Equity on page 94 of the financial statements for further details.
          Table 8 on page 81 details the $1,022 million of total government levies and taxes incurred by BMO in 2007. The reduction in provincial capital taxes in 2007 was primarily due to the resolution of audit issues with the taxing authorities.

Transactions with Related Parties
In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers. A select suite of customer loan and mortgage products is offered to our employees at rates normally accorded to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
          Stock options and deferred share units granted to directors are discussed in Note 27 on page 132 of the financial statements.
          Preferred rate loan agreements for executives, relating to transfers we initiate, are discussed in Note 27 on page 132 of the financial statements.

The foregoing Provision for Credit Losses, Non-Interest Expense and Provision for Income Taxes sections and the following 2007 Review of Operating Groups Performance and Quarterly Earnings Trends sections of this Annual Report contain certain forward-looking statements, in particular regarding our outlook for certain aspects of the Canadian and U.S. business environments in 2008, our productivity ratio, effective income tax rates and our strategies and priorities for 2008. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 28 of this Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

  BMO Financial Group 190th Annual Report 2007  41

Management’s Discussion and Analysis
2007 Review of Operating Groups Performance

This section includes an analysis of the financial results of our operating groups and descriptions of their businesses, visions, strategies, strengths, challenges, key performance drivers, achievements and outlooks.
Personal and Commercial Banking (P&C) (pages 43 to 48)
Net income was $1,364 million in 2007, an increase of $107 million or 9% from 2006.
Private Client Group (PCG) (pages 49 to 51)
Net income was $408 million in 2007, an increase of $53 million or 15% from 2006.
BMO Capital Markets (BMO CM) (pages 52 to 54)
Net income was $425 million in 2007, a decrease of $435 million or 51% from 2006.
Corporate Services, including Technology and Operations (page 55)
Net loss of $66 million in 2007, compared with net income of $191 million in 2006.
The basis for the allocation of results geographically and among operating groups is outlined in Note 26 on page 130 of the financial statements. Certain prior year data has been restated, as explained on page 22.

The significant items charged to BMO CM and Corporate Services shifted the net income mix in 2007.	The impact of significant items in 2007 was recorded primarily in the United States.

Contributions to Revenue, Expenses, Net Income and Average Assets by Operating Group and by Location ($ millions, except as noted)

	Personal and			Private			BMO			Corporate Services, including			Total
	Commercial Banking			Client Group			Capital Markets			Technology and Operations			Consolidated
For the year ended
October 31	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005

Operating Groups Relative Contribution to BMO’s Performance (%)
Revenue	59.3	54.3	52.4	21.5	18.7	20.5	20.7	27.5	27.5	(1.5)	(0.5)	(0.4)	100	100	100
Expenses	51.0	51.6	49.6	21.6	21.1	24.1	23.7	25.2	23.4	3.7	2.1	2.9	100	100	100
Net income	64.0	47.2	50.1	19.1	13.3	13.1	19.9	32.3	35.5	(3.0)	7.2	1.3	100	100	100
Average assets	39.6	44.1	42.8	2.0	2.1	2.4	57.4	52.3	53.0	1.0	1.5	1.8	100	100	100

Total Revenue
Canada	4,598	4,455	4,217	1,784	1,609	1,486	1,394	1,380	1,339	(195)	(49)	(23)	7,581	7,395	7,019
United States	908	906	897	263	276	544	486	1,309	1,289	(102)	(100)	(90)	1,555	2,391	2,640
Other countries	145	125	102	7	8	7	89	91	113	152	102	77	393	326	299

	5,651	5,486	5,216	2,054	1,893	2,037	1,969	2,780	2,741	(145)	(47)	(36)	9,529	10,112	9,958

Total Expenses
Canada	2,663	2,588	2,468	1,164	1,070	1,022	717	753	724	241	109	109	4,785	4,520	4,323
United States	696	681	659	262	271	506	695	726	654	–	17	62	1,653	1,695	1,881
Other countries	7	9	13	1	1	1	153	123	102	2	5	12	163	138	128

	3,366	3,278	3,140	1,427	1,342	1,529	1,565	1,602	1,480	243	131	183	6,601	6,353	6,332

Net Income
Canada	1,063	1,009	965	401	345	299	537	514	426	(63)	121	(20)	1,938	1,989	1,670
United States	114	115	124	2	4	10	(80)	347	351	(103)	5	(9)	(67)	471	476
Other countries	187	133	111	5	6	5	(32)	(1)	73	100	65	61	260	203	250

	1,364	1,257	1,200	408	355	314	425	860	850	(66)	191	32	2,131	2,663	2,396

Average Assets
Canada	118,748	113,901	105,517	4,787	4,160	3,708	94,125	74,284	80,473	(1,088)	(416)	(1,574)	216,572	191,929	188,124
United States	23,477	21,890	21,055	2,299	2,379	3,345	80,580	61,220	52,570	4,794	4,828	5,819	111,150	90,317	82,789
Other countries	416	463	446	5	6	8	32,379	26,307	24,191	53	109	944	32,853	26,885	25,589

	142,641	136,254	127,018	7,091	6,545	7,061	207,084	161,811	157,234	3,759	4,521	5,189	360,575	309,131	296,502

42  BMO Financial Group 190th Annual Report 2007

Personal and Commercial Banking
Personal and Commercial Banking net income was $1,364 million in 2007, up $107 million or 9% from a year ago. Personal and Commercial Banking (P&C) combines our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking (Canadian $ in millions, except as noted)

	P&C					P&C Canada					P&C U.S.
				Change					Change					Change
	Fiscal	Fiscal	Fiscal	from 2006		Fiscal	Fiscal	Fiscal	from 2006		Fiscal	Fiscal	Fiscal	from 2006
As at or for the year ended October 31	2007	2006	2005	$	%	2007	2006	2005	$	%	2007	2006	2005	$	%

Net interest income (teb)	3,795	3,681	3,561	114	3	3,065	2,941	2,829	124	4	730	740	732	(10)	(1)
Non-interest revenue	1,856	1,805	1,655	51	3	1,678	1,639	1,490	39	2	178	166	165	12	7

Total revenue (teb)	5,651	5,486	5,216	165	3	4,743	4,580	4,319	163	4	908	906	897	2	–
Provision for credit losses	358	344	299	14	4	323	314	269	9	3	35	30	30	5	18
Non-interest expense	3,366	3,278	3,140	88	3	2,670	2,597	2,481	73	3	696	681	659	15	2

Income before income taxes and non-controlling interest in subsidiaries	1,927	1,864	1,777	63	3	1,750	1,669	1,569	81	5	177	195	208	(18)	(9)
Income taxes (teb)	563	607	577	(44)	(7)	500	527	493	(27)	(5)	63	80	84	(17)	(21)

Net income	1,364	1,257	1,200	107	9	1,250	1,142	1,076	108	9	114	115	124	(1)	(1)

Amortization of intangible assets (after tax)	33	32	35	1	7	8	8	10	–	–	25	24	25	1	4

Cash net income	1,397	1,289	1,235	108	8	1,258	1,150	1,086	108	9	139	139	149	–	–

Net economic profit	672	633	668	39	6
Cash return on equity (%)	21.0	21.0	23.4		–
Productivity ratio (%)	59.6	59.8	60.2		(0.2)	56.3	56.7	57.5		(0.4)	76.7	75.2	73.4		1.4
Cash productivity ratio (%)	58.9	59.1	59.4		(0.2)	56.1	56.6	57.2		(0.5)	73.2	72.0	70.0		1.2
Net interest margin on earning assets (%)	2.77	2.82	2.93		(0.05)	2.66	2.66	2.76		–	3.37	3.67	3.81		(0.30)
Average common equity	6,461	5,994	5,191	467	8
Average earning assets	136,805	130,576	121,552	6,229	5	115,147	110,433	102,326	4,714	4	21,658	20,143	19,226	1,515	8
Risk-weighted assets	85,578	89,716	85,011	(4,138)	(5)	67,423	69,734	65,642	(2,311)	(3)	18,155	19,982	19,369	(1,827)	(9)
Average loans and acceptances	136,907	130,937	121,240	5,970	5	116,033	111,499	103,153	4,534	4	20,874	19,437	18,087	1,437	7
Average deposits	64,752	61,980	61,200	2,772	4	45,966	43,998	42,554	1,968	4	18,786	17,982	18,646	804	4
Assets under administration	33,258	14,978	11,415	18,280	+100	14,160	12,741	9,346	1,419	11	19,098	2,237	2,069	16,861	+100
Full-time equivalent staff	20,294	19,353	18,534	941	5	16,734	15,825	15,100	909	6	3,560	3,528	3,434	32	1

P&C U.S. Selected Financial Data (US$ in millions)

As at or for the year ended October 31

Total revenue	833	799	739	34	4
Non-interest expense	637	602	542	35	6
Net income	105	102	104	3	3
Cash net income	128	123	123	5	4
Average assets	21,524	19,341	17,352	2,183	11
Average loans and acceptances	19,136	17,175	14,907	1,961	11
Average deposits	17,218	15,885	15,361	1,333	8

  BMO Financial Group 190th Annual Report 2007  43

Management’s Discussion and Analysis
Personal and Commercial Banking Canada (P&C Canada)
serves over seven million customers. Working in partnership with other BMO businesses, we offer a full range of products and services. These include solutions for everyday banking, financing, investing, credit card and insurance needs as well as a full suite of integrated commercial and capital market products and financial advisory services. P&C Canada’s extensive delivery network encompasses almost 1,000 BMO Bank of Montreal traditional and instore branches, telephone banking, online banking at bmo.com, mortgage specialists and our network of almost 2,000 automated banking machines. Our personal and commercial banking business is among the five largest in Canada.

Vision
Our goal is to be a leading customer-focused financial services provider, committed to meeting all of our customers’ financial needs. We plan to achieve this by providing exceptional sales and service experiences that will build long-term relationships with our customers and drive revenue growth for BMO shareholders. Our comprehensive suite of products and services will continue to help our customers better manage all aspects of their financial affairs.
Strategies
We aim to succeed in the Canadian market by providing a high-quality, consistent customer experience and optimizing our sales and distribution network. Our main strategies are:
•	Provide a differentiated customer experience and employ an appropriately aligned performance management system in our personal banking business.
•	Accelerate growth in all segments of the commercial marketplace by continuing to build on our strengths in mid-market banking and improving performance in the small business segment.
•	Further leverage our successful credit card product offering.
Our Lines of Business
Personal Banking provides solutions to everyday banking, financing, investing and insurance needs. We serve approximately 20% of Canadian households. Our national integrated multi-channel sales and distribution network offers customers convenience and choice in meeting their banking needs.
Commercial Banking provides our small business, medium-sized enterprise and mid-market banking clients with a broad and useful range of banking products and services. We offer a full suite of integrated commercial and capital markets products and financial advisory services.
Cards and Payments Services provides flexible, secure payment options to our customers. We are the largest MasterCard issuer in Canada.
Strengths
•	Strong competitive position in commercial banking, reflected in our number two ranking in market share for business loans of $5 million and below.
•	Superior risk management that provides our customers with consistent access to financing solutions in all economic conditions.
•	Comprehensive range of everyday banking and payment capabilities, combined with our exclusive customer loyalty programs partnering with AIR MILES. No other bank in Canada offers such a broad rewards program for both debit card and credit card purchases.
•	Competitive electronic transaction processing business through Moneris Solutions, which serves approximately 40% of the Canadian market.
•	Integrated technology platform and customer data management capabilities, which support our effective sales and service model.
Challenges
•	Increased pace of change and innovation provides customers with easy access to an expanding array of alternative products and services.
•	Strong competition for deposit accounts is pressuring deposit margins and customer retention.
•	Competition to attract and retain highly qualified employees has increased in high-growth sectors and regions.
•	Demand for resources to meet regulatory, compliance, information security and fraud management requirements is increasing.

Key Performance Metrics and Drivers	2007	2006	2005
Personal banking, insurance and other revenue ($ millions)	2,463	2,370	2,313
Personal loan growth* (%)	4.3	10.9	9.3
Personal deposit growth (%)	0.3	0.4	4.4

Commercial banking revenue ($ millions)	1,352	1,274	1,208
Commercial loan growth * (%)	8.1	6.4	4.3
Commercial deposit growth (%)	10.0	7.6	11.1

Cards revenue ($ millions)	928	936	798
Cards loan growth (%)	12.0	7.0	7.4

Cash productivity ratio	56.1	56.6	57.2
Revenue growth (%)	3.6	6.0	7.3
Employee engagement index**	75	73	72

*	Includes acceptances and securitized loans.
**	Source: BMO’s Annual Employee Survey, conducted by Burke Inc., an independent research company.

44  BMO Financial Group 190th Annual Report 2007

Growth moderated due to our focus on branch-originated mortgages. *Loans on balance sheet were $116 billion, $111 billion and $103 billion in 2007, 2006 and 2005.	Deposit growth was fuelled by commercial deposits. *Including PCG term balances, total deposits were $84 billion, $80 billion and $78 billion in 2007, 2006 and 2005.	Productivity improved as a result of both revenue growth and expense containment.	Revenue growth and expense containment drove higher net income and high ROE.

2007 Group Objectives and Achievements
Improve the customer experience through business process improvements and leveraging our previous investments in people and technology.
•	We continually improve branch processes to enhance the customer experience and increase front-line capacity. Our technology platforms have dramatically shortened the time needed to complete certain branch processes and we are using the time saved to improve the number and quality of our customer conversations.
•	With our re-energized, customer-centric approach, we have enhanced several areas to provide easier multi-branch banking, more appropriate debit and payment limits and improved service in our direct channels.
Continue expanding and upgrading our branch network to better serve our customers in key markets.
•	In 2007, we added 22 branches and instores in high-growth areas, redeveloped 31 others and closed 8 due to amalgamations. We are focused on opening branches in attractive growth markets and maximizing benefits from recently opened branches. Investing in branch infrastructure at a measured pace will ensure that customer service and relationship-based customer experiences can flourish.
Drive revenue growth and improve customer loyalty through a robust performance management system.
•	Our branch and commercial scorecards were redesigned in 2007 and are at the heart of our enhanced performance management capabilities. We set targets starting at the branch level for both revenue growth and customer loyalty, and manage performance at every level of our organization. This degree of focus and alignment has accelerated progress toward our overall financial goals for 2007 and the future.
Improve performance in the small business segment.
•	We restructured to create three new commercial districts in Toronto, Montreal and Vancouver, each managed by experienced senior leaders. Along with our improved performance management system, the implementation of commercial scorecards will balance alignment with overall goals and measures relevant to the commercial banking business. Our expertise in mid-market banking, sound risk management and historical strength in the commercial market will drive our growth. We are beginning to see a turnaround in the small business banking segment with market share in the $1 million and below category having improved 45 bps to 18.73% at the end of 2007.

2008 Group Objectives
•	Continue to enhance the customer experience and create a differentiated position in the Canadian market.
•	Launch attractive and compelling customer offers that drive results.
•	Further improve our performance management systems to deliver stronger revenue growth and greater customer loyalty.
•	Continue to invest in our sales and distribution network so we have the best opportunities to attract more business.
•	Redesign core processes and technologies to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.

Canadian Business Environment and Outlook
Strengthening employment rates and sustained consumer confidence had a positive impact on personal banking in 2007. Residential mortgage balances continued to grow at a brisk pace, as the demand for housing remained strong, supported by rising incomes and steady, relatively low interest rates. Total personal deposits have reflected an upward trend in personal savings rates. Personal loan and credit card balances have also increased, benefiting from the strong employment market and consumer confidence. In commercial banking, robust business activity contributed to continued growth in business loans with some easing in commercial deposit levels.
          Looking forward to 2008, we anticipate some moderation in growth. In personal banking, declining rates of growth in employment and income are likely to dampen growth in personal deposits, personal loans and credit card loans. Recent sharp increases in home prices are likely to restrain demand and slow residential mortgage growth. In commercial banking, non-residential mortgages and business loans are expected to remain at levels similar to 2007 and business deposit growth is expected to slow.

  BMO Financial Group 190th Annual Report 2007  45

Management’s Discussion and Analysis

P&C Canada Financial Results
P&C Canada net income was a record $1,250 million, up $108 million or 9.4% from a year ago. Results in 2007 and 2006 reflected notable items that increased earnings in both years by comparable amounts. Net income in 2007 was increased $52 million by the net impact of: a $107 million ($83 million after tax) gain on the sale of MasterCard International Inc. shares, a $57 million recovery of prior years’ income taxes, a $26 million ($23 million after tax) insurance gain and a $14 million ($9 million after tax) gain on an investment security, less a $185 million ($120 million after tax) adjustment to increase the liability for future redemptions related to our customer loyalty rewards program in our credit card business. Net income in 2006 was increased by the $51 million impact of a $38 million ($25 million after tax) gain on the MasterCard IPO and a $26 million recovery of prior years’ income taxes.
          In order to minimize future volatility in earnings, we are exploring options to transfer the customer loyalty rewards program liability and to change the cost structure going forward to eliminate our exposure to changing redemption patterns. We expect no significant change in run rate costs as a result of the charge or change in cost structure.
          Revenue increased $163 million or 3.6% to $4,743 million. The impact of the notable items above reduced revenue growth by $76 million or 1.7 percentage points.
          In our personal banking business, revenue increased $93 million or 3.9%. The increase was driven by the insurance gain, volume growth in personal loans and branch-originated mortgages, and increases in securitization revenue and sales of term investment products and mutual funds. These factors were partially offset by the impact of increased funding costs.
          In our commercial banking segment, revenue increased $78 million or 6.1% due to volume growth and gains on securities. These factors were also partially offset by the impact of increased funding costs.
          Cards and payment services revenue decreased $8 million or 0.8%. Revenue growth was reduced by $116 million by the net impact of the notable items. Improved revenues were attributable to volume growth.
          P&C Canada’s overall net interest margin was unchanged at 2.66%, as more favourable mortgage spreads were offset by increased funding costs.
          Non-interest expense was $2,670 million, up $73 million or 2.8% from 2006 due to higher employee-related expenses as we expanded front-line sales and service staff, bcpbank Canada costs and increased promotional costs, including the AIR MILES debit card initiative. These factors were partially offset by lower allocated costs related to a share of capital taxes and efficiency improvements. Our cash productivity ratio improved 41 basis points from 2006 to 56.1%, but would have improved 132 basis points excluding the impact of the notable items. This follows a 65 basis point improvement in 2006, as revenue growth outpaced expense growth in both periods.

Personal and Commercial Banking U.S. (P&C U.S.) serves personal and business customers in select markets of the U.S. Midwest with a full range of products and services delivered through a community banking model that emphasizes local knowledge and commitment. An extensive distribution network of 232 convenient, attractive Harris branches, online banking at harrisbank.com, nearly 600 automated banking machines and an award-winning call centre support our strong focus on customer service.
Vision
Our goal is to be the leading personal and commercial bank in the U.S. Midwest. Our community banking business model leverages strong community leaders focused on developing and maintaining deep customer relationships by providing exceptional service and offering a broad range of products and services through an expanding distribution network. This approach underlies our successful growth in the highly competitive and fragmented Chicago market and provides us with a strategic advantage when entering new markets.
Strategies
•	Deliver a best-in-class customer experience by emphasizing a strong performance culture and putting our best people in key positions with clear accountabilities.
•	Align our personal, commercial and wealth management offerings to meet all of our clients’ needs.
•	Ensure that our technology and processes are efficient and support the delivery of a best-in-class customer experience.
•	Expand our distribution network through a combination of completing acquisitions in the U.S. Midwest, increasing the size of our commercial sales force and opening new branches in select markets.
Our Lines of Business
P&C U.S. offers a full range of consumer and business loan and deposit products, including deposit and investment services, mortgages, consumer credit, business lending, cash management and other banking services.
Strengths
•	A rich heritage of 125 years in the Chicago area, with the established Harris brand and a commitment to service excellence and relationship management.
•	Superior market coverage, with 232 branches conveniently located in communities across the Chicago area and in Central and Northwest Indiana, as well as nearly 600 ABMs, allowing our customers to conduct transactions at any location.
•	Deep relationships with local communities and businesses, and their leaders.
•	A community banking business model focused on our customers, with competitive product offerings, a broad distribution network and strong sales management and marketing capabilities.
•	Opportunity to leverage the capabilities and scale of BMO Financial Group while emphasizing local authority, accountability, knowledge and commitment.

46  BMO Financial Group 190th Annual Report 2007

Challenges
•	Chicago area market dynamics remain intensely competitive within a consolidating U.S. marketplace. In addition, Bank of America’s recent acquisition of LaSalle Bank will alter the competitive landscape, presenting both challenges and opportunities.
•	Expansion opportunities in the Chicago area are limited by the rising cost of new branches and the premiums that quality acquisitions command.
•	Community banks are aggressively competing on price to achieve loan and deposit growth.

Key Performance Drivers	2007	2006	2005

Average US$ loan growth (%)	11.4	15.2	22.4
Average US$ deposit growth (%)	8.4	3.4	9.3
Cash productivity ratio (%)	73.2	72.0	70.0
Number of branches	232	202	195
Employee engagement index*	72	69	71
Retail Net Promoter Score**	41	39	34

*	Source: BMO’s Annual Employee Survey, conducted by Burke Inc., an independent research company.

**	A measure of the strength of customer loyalty.

Loan growth remains strong but moderated in a softer real estate market.	Deposit growth reflects increases in both personal and commercial deposits.	Customer loyalty continued to strengthen.	The acquisition of FNBT added significantly to our branch network

2007 Group Objectives and Achievements
Improve financial performance by growing revenue and managing costs.
•	We achieved revenue growth of 4.1% in source currency. Expenses increased 5.9% with a 120 basis point deterioration in our cash productivity ratio. Excluding acquisition integration costs, quarterly earnings have increased each quarter since the fourth quarter of 2006. Management focused on controlling expense growth through reducing personnel by 4% and slowing branch expansion, as well as through other initiatives.
Continue to build our branch network by opening new branches in the Chicago area and exploring acquisition opportunities in the Midwest.
•	Acquired and integrated First National Bank & Trust, adding 32 branches and 33 ABMs in Indianapolis and surrounding communities.
•	Announced definitive agreements to purchase two Wisconsin-based banks: Ozaukee Bank, a community bank with six full-service and two limited-service locations in the affluent northern part of the greater Milwaukee area; and Merchants and Manufacturers Bancorporation, Inc., a holding company with six bank subsidiaries operating 34 full-service and 11 limited-service locations concentrated in the Milwaukee area. These transactions are expected to close in the first quarter of 2008, subject to approval from U.S. regulators and Ozaukee Bank shareholders, at which time a third of our branches will be located in Indiana and Wisconsin.
•	Opened three new branches and closed or consolidated five branches. We opened fewer branches than our original goal in light of our cost control initiatives.
Continue to refine our customer experience, providing excellent service to retain existing customers, expand our relationships and attract new business.
•	Our Retail Net Promoter Score increased to 41 from 39, reflecting strengthening customer loyalty.

2008 Group Objectives
•	Improve financial performance by growing revenue and effectively managing costs.
•	Continue to refine our customer experience, providing excellent service to retain existing customers, expand our relationships and attract new business.
•	Improve sales force productivity across all our lines of business.
•	Expand our commercial sales force in Chicago and surrounding areas.
•	Continue our expansion in the U.S. Midwest.

  BMO Financial Group 190th Annual Report 2007  47

Management’s Discussion and Analysis
U.S. Business Environment and Outlook
Chicago’s financial services marketplace is one of the most fragmented in the United States, encompassing more than 250 banks. Harris and the two other largest banks have together held 25% to 30% of the personal and commercial deposit market since 1997. Nonetheless, new banks continue to enter this market. Competitors are also attempting to capture market share with unique distribution strategies, acquisitions, aggressive pricing and significantly increased brand marketing. In particular, Bank of America’s recent acquisition of LaSalle Bank will shift the competitive dynamic by further consolidating the market. The Chicago area remains a highly contested market because of its fragmentation and the growth opportunities it presents.
          We expect the local Chicago economy to grow at a moderate pace, consistent with overall growth in the U.S. economy. The implementation of tighter lending practices has prolonged the downturn in housing markets and will likely continue to dampen demand for residential mortgages. Consumer spending remains moderate, but it is at risk of weakening if home prices continue to fall. Business investment slowed late in 2007 but exports remained strong. The Federal Reserve could reduce interest rates further if the recent stress in capital markets persists. The U.S. Midwest economy is expected to strengthen modestly in 2008 as manufacturers should benefit from a weak U.S. dollar and strong global demand.
          In 2008, we will continue to emphasize expansion in the U.S. Midwest through a combination of acquisitions and organic growth. We will strive to improve our financial performance by focusing on revenue growth and effectively managing costs. By building our business around enduring client relationships, we will continue to enhance our reputation as a high-quality, client-focused bank.

P&C U.S. Financial Results
P&C U.S. net income was $114 million in 2007, a $1 million or 1% decline from 2006. On a U.S. dollar basis, net income improved $3 million or 3%. Excluding acquisition integration costs, net income increased in each quarter of 2007 relative to the preceding quarter.
          Revenue increased $2 million to $908 million, but increased $34 million or 4% on a U.S. dollar basis. Acquisitions contributed US$39 million to increased revenues, while revenue increases associated with loan and deposit volume growth and higher service charges were more than offset by the impact of lower net interest margins.
          Net interest margin fell 30 basis points due to competitive pressures on loan pricing and a shift in customer preferences to higher-cost deposits. The overall decline in net interest margin was mitigated by pricing actions in certain deposit categories. Net interest margin was stable for most of fiscal 2007.
          Non-interest expense increased $15 million or 2% to $696 million, but increased $35 million or 6% on a U.S. dollar basis. Excluding operating costs of acquisitions and the change in acquisition integration costs, which accounted for US$22 million of increased expense, growth was 2.3%. The remaining increase reflected operating costs of our new branch technology platform, increased costs associated with branches opened during fiscal 2006 and higher business volumes. These factors were partially offset by the impact of our expense management initiatives.
          The P&C U.S. cash productivity ratio deteriorated by 120 basis points to 73.2%. Excluding acquisition integration costs, the cash productivity ratio was 71.6%.

48 BMO Financial Group 190th Annual Report 2007

Private Client Group (PCG) brings together all of BMO Financial Group’s wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and services, including full-service and online brokerage in Canada, and private banking and investment products in Canada and the United States.

Vision
To be a leading wealth management solutions provider in Canada and in select U.S. markets, helping our clients to accumulate, protect and grow their assets.
Strategies

•	Deliver exceptional client service.

•	Provide best-in-class wealth management solutions with a focus on helping our clients invest and plan for their retirement years.

•	Expand and retain our sales force and improve its productivity.

•	Enhance our business models and invest selectively to create incremental value.

Our Lines of Business
Full-Service Investing offers a comprehensive range of investment and wealth advisory services through BMO Nesbitt Burns. We are focused on becoming the top-performing full-service brokerage firm in North America. BMO Nesbitt Burns will drive investment growth by leveraging our high level of client satisfaction, the strength and breadth of our product offerings and our performance-driven culture.
Online Brokerage operates as BMO InvestorLine in Canada, providing self-directed investors with the ability to plan, research and manage their investing decisions in their own way. We are focused on providing a superior client experience, understanding and anticipating our clients’ investing needs and helping them to be financially successful. By providing an innovative and comprehensive online offering to key client segments, we will acquire new clients as well as increase investing activity among existing clients.
North American Private Banking operates as BMO Harris Private Banking in Canada and Harris Private Bank in the United States. We are focused on capitalizing on our comprehensive wealth management capabilities and continuing to build our integrated value proposition, which delivers a unique client experience to the high and ultra-high net worth client segments, with offerings ranging from specific individual solutions to complex team-based wealth management strategies.
Investment Products includes BMO Mutual Funds, Guardian Group of Funds, BMO Term Investments, Jones Heward Investment Counsel and Harris Investment Management. We help our clients build a strong future by providing trusted, long-term investment solutions, understanding our clients, competitors and industry and leveraging our robust multi-channel distribution capability. BMO Mutual Funds offers a targeted, comprehensive product line and supports specific life stage advice for key Canadian client segments. Guardian Group of Funds provides investment products and services delivered to retail investors through financial intermediaries – primarily the advisory channel. BMO Term Investments is focused on providing innovative principal-protected solutions and advice to the retail investment market. Jones Heward Investment Counsel and Harris Investment Management provide institutional money management services to external and internal clients.
Strengths

•	Prestige, recognition and trust of the BMO and BMO Nesbitt Burns®* brands in Canada and the Harris brand in the United States.

•	Strong national presence in the Canadian market and strategic footholds in select high-growth wealth management markets in the United States.

•	Award-winning client offerings and industry-recognized leadership in client service.

•	Access to BMO’s broad client base and distribution network in Canada and the United States.

Challenges
•	Accelerating growth and improving profitability in the United States.

•	Retaining and expanding our first-class sales force in an extremely competitive market.

•	Sensitivity to changing market and regulatory environment.

Key Performance Drivers	2007	2006	2005

Increase in assets under management (%) (1)	8.6	17.4	10.9

Increase in assets under management and administration and term deposits (%) (1) (2)	6.9	16.2	8.6

Revenue per full-time employee ($ thousands) (3)	477	452	417

(1)	Excludes the impact of changes in the Canadian/U.S. dollar exchange rate.

(2)	Excludes the impact of the transfer of institutional trust and custody assets to P&C U.S. in 2007, the impact of the sale of Harrisdirect in 2005 and the exit of sub-custodial assets in 2004.

(3)	Excludes $74 million of gains on asset sales in 2005.

BMO Financial Group 190th Annual Report 2007 49

Management’s Discussion and Analysis

Assets decreased, but rose 7% nor- malized for the effects of the weaker U.S. dollar and a transfer to P&C U.S.	Productivity continued to improve in 2007.	Net income reached record levels again in 2007.	U.S. wealth management accounts for 13% of total Private Client Group revenues.

2007 Group Objectives and Achievements
Grow our wealth management business by leveraging existing BMO and Harris client relationships and our distribution network.
•	In the United States, referrals to and from Harris Private Bank increased by almost 80% over the previous year. Our Canadian sales force delivered consistently strong referral volumes that were above the high levels attained in the previous year.
•	Private Client Group partnered with P&C Canada and P&C U.S. to successfully identify opportunities to better align the complexity of clients’ needs with the appropriate solutions.
Expand our sales force and improve its productivity.
•	Continued investments in the wealth management sales force, led by 17% growth in North American Private Banking sales roles.
•	Partnered with P&C Canada to expand the retail investment sales force and improve its efficiency and effectiveness by hiring additional financial planners and financial service representatives in select markets.
•	Invested in a program to improve investment advisor productivity through enhanced performance analysis and coaching.
•	Invested in a new investment advisor technology platform, which will drive operational efficiencies and support increased client satisfaction and sales force retention.
Continue to enhance our business models through specific revenue-generating initiatives and ongoing expense management.
•	BMO Mutual Funds launched eight new funds, including BMO Lifestage Funds Plus, an innovative product with a unique feature that locks in the highest daily value for investors during the life of the fund if they remain fully invested until the target end date.
•	BMO Harris Private Banking launched enCircle® EXEC to extend the success of enCircle services for seniors, offering an all-in-one service to manage the financial affairs of busy professionals by providing access to professional assistance through concierge and lifestyle services.
•	BMO Term Investments launched three new market-linked GICs offering participation in equity markets with the benefit of principal protection.
Invest selectively in our businesses where we have the opportunity to create incremental value.
•	Invested in technologies that allow our sales force in North American Private Banking and Online Brokerage to improve customer insights and relationship management capabilities.
•	Continued our focus on understanding the changing attitudes to retirement and providing relevant expertise and guidance. During the year we launched two new solutions:
-	Define Your Path, a life planning resource designed to help clients create, define and move toward personal and financial goals for retirement.
-	Best in Care, addressing our clients’ need for information, services, emotional support and assistance by offering a comprehensive professional third-party information service that supports caregiver wellness and complements our enCircle® program.
Other Achievements
•	BMO Harris Private Banking was selected Best Local Private Bank in Canada in Euromoney Magazine‘s Global Survey of private banking services, marking the fourth consecutive year that the private bank has been recognized with one of the magazine’s prestigious awards.
•	Harris Private Bank was recognized in 2007 in Euromoney Magazine‘s Global Survey as one of the top five local private banks in the United States.
•	BMO Mutual Funds was awarded the Dalbar, Inc. Mutual Fund Service Award for best overall customer service in both the English and French language categories.
•	Guardian Group Asian Growth and Income Fund received a Lipper Award in the Global Balanced – Equity Focus category for excellence in delivering consistently strong risk-adjusted performance.
•	On November 2, 2007, Private Client Group announced an agreement to purchase Pyrford International plc, a United Kingdom-based institutional asset manager, expanding the Group’s international asset management capabilities outside of North America. The transaction is expected to close in the first quarter of fiscal 2008, subject to regulatory approval.

2008 Group Objectives
•	Enhance the client experience by streamlining our processes and providing enhanced tools and solutions designed to assist our clients in achieving their financial goals.
•	Satisfy our clients’ needs by continuing our high level of internal collaboration and referrals.
•	Expand our sales force and innovate within sales channels to drive revenue growth.

50 BMO Financial Group 190th Annual Report 2007

Business Environment and Outlook
Canadian and U.S. stock markets rose appreciably in fiscal 2007. Accordingly, the overall investment climate was favourable for much of the year. This translated into significant growth in client trading activity and managed assets, with asset growth moderating in the latter half of the year.
           Canadian interest rates have risen relative to rates in the United States and are likely to decline only modestly in 2008. U.S. interest rates are expected to decline in 2008 as the U.S. Federal Reserve moves to a less restrictive monetary policy.
           We expect the Canadian and U.S. economies to grow modestly to moderately in 2008. Recent distress in credit markets and weakness in the U.S. housing market will likely contribute to continued volatility in equity markets. The prospect of further easing of monetary policy by the U.S. Federal Reserve should provide a supportive environment for bonds, with yields expected to remain below their recent cyclical highs.
           The North American wealth management industry continues to be an attractive business and growth is expected to remain strong, with high net worth and aging baby boomer segments becoming increasingly significant. The high net worth market segment in North America is expected to expand faster than the mainstream banking market.
           The wealth management industry is characterized by increasing reliance on advisors due to growing client sophistication and demand for personalized, high-quality, trustworthy advice. Achieving client retention and market share gains is becoming more challenging as competition among service providers intensifies. In addition, the regulatory environment continues to evolve, placing greater demands on service providers.

Private Client Group Financial Results
Private Client Group net income reached a record $408 million, an increase of $53 million or 15% over 2006. Higher earnings were achieved primarily through solid growth in operating revenues.
           Revenue increased $161 million or 8% to $2,054 million. Non-interest revenue increased $117 million or 9%, primarily due to increases in fee-based revenue in Full-Service Investing and the mutual fund businesses, and growth in trust and investment revenue in North American Private Banking. Strong growth in assets and transaction volumes in BMO InvestorLine was offset by competitive pricing pressures in the industry. Net interest income increased $44 million or 8%, primarily due to increased deposit balances and spreads in the brokerage businesses and term investment products. The weaker U.S. dollar reduced revenue growth by $11 million or 1 percentage point.
           Non-interest expense increased $85 million or 6% to $1,427 million. The increase was primarily due to higher revenue-based costs, in line with increased revenue, combined with further investments in our sales force, innovative products, technology and infrastructure to drive future growth. The weaker U.S. dollar reduced expense growth by $9 million or 1 percentage point. The group’s cash productivity ratio improved by 136 basis points over the prior year.
           All amounts in this paragraph are stated in U.S. dollars. Net income from U.S. operations was $2 million, a decline of $1 million from 2006. Revenue was relatively unchanged. Trust and investment revenue in Harris Private Bank grew 7% over the prior year, offset by spread compression in the loan portfolio and lower fee revenue in Harris Investment Management. Expenses increased $1 million, primarily due to investments in the Harris Private Bank sales force and increases in infrastructure costs within Harris Investment Management to support the strategic alliance with The Phoenix Companies, Inc. The previous year included the costs associated with Harris Insight Funds prior to the formation of our strategic alliance with Phoenix.

Private Client Group (Canadian $ in millions, except as noted)

Reported					Change from 2006
As at or for the year ended October 31	2007	2006	2005	(1)	$	%

Net interest income (teb)	613	569	578		44	8
Non–interest revenue	1,441	1,324	1,459		117	9

Total revenue (teb)	2,054	1,893	2,037		161	8
Provision for credit losses	3	3	4		–	–
Non–interest expense	1,427	1,342	1,529		85	6

Income before income taxes	624	548	504		76	14
Income taxes (teb)	216	193	190		23	11

Net income	408	355	314		53	15

Amortization of intangible assets (after tax)	4	4	38		–	–

Cash net income	412	359	352		53	15

Net economic profit	286	234	182		52	22
Return on equity (%)	35.1	30.5	19.6			4.6
Cash return on equity (%)	35.4	30.9	22.0			4.5
Productivity ratio (%)	69.4	70.8	75.0			(1.4)
Cash productivity ratio (%)	69.2	70.5	72.5			(1.3)
Net interest margin on earning assets (%)	9.66	9.99	10.41			(0.33)
Average earning assets	6,352	5,703	5,552		649	11
Risk-weighted assets	4,822	4,142	4,326		680	16
Average loans and acceptances	5,637	5,114	4,907		523	10
Average deposits	45,304	43,323	42,666		1,981	5
Assets under administration	139,396	155,008	134,093		(15,612)	(10)
Assets under management	97,317	96,112	87,382		1,205	1
Full-time equivalent staff	4,362	4,202	4,637		160	4

U.S. Business Selected Financial Data (US$ in millions)

					Change from 2006
As at or for the year ended October 31	2007	2006	2005	(1)	$	%

Total revenue	243	243	449		–	–
Non–interest expense	240	239	417		1	–
Net income	2	3	8		(1)	(41)
Cash net income	4	5	37		(1)	(27)
Average assets	2,108	2,100	2,754		8	–
Average loans and acceptances	1,903	1,889	1,891		14	1
Average deposits	1,128	1,314	1,804		(186)	(14)

    (1)   Fiscal 2005 results included operating results and gain on sale of Harrisdirect, our U.S. direct brokerage operation, and a gain on sale of TSX common shares.

BMO Financial Group 190th Annual Report 2007    51

Management’s Discussion and Analysis
BMO Capital Markets (BMO CM) combines all of our businesses serving a broad range of corporate, institutional and government clients in Canada and the United States. We also serve clients in the United Kingdom, Europe, Australia/Asia and South America.

BMO Capital Markets offers complete financial solutions, drawing upon our expertise in areas including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, merchant banking, securitization, treasury and market risk management, foreign exchange, derivatives, debt and equity research and institutional sales and trading.
Vision
To be recognized by clients and shareholders as the best and most disciplined integrated North American investment and corporate bank in our markets.
Strategies
•	Continue to reinforce our leading position in Canada.

•	Accelerate growth in the United States.

•	Continue to improve the profitability of client relationships.
Our Lines of Business
Investment and Corporate Banking services include strategic advice on mergers and acquisitions, restructurings and recapitalizations, as well as providing valuation and fairness opinions. We provide capital-raising services through debt and equity underwriting. We also provide a full range of loan and debt products, balance sheet management solutions and treasury management services. In support of our clients’ international business activities, we provide trade finance and risk mitigation services. We also offer a wide range of banking and other operating services to international and domestic financial institutions.
Trading Products services include sales, trading and research activities. We provide integrated debt, foreign exchange, interest rate, credit, equity, securitization and commodities solutions to wholesale, commercial and retail clients. In addition, we provide efficient funding and liquidity management to BMO Financial Group and its clients, as well as new product development, proprietary trading and origination.
Merchant Banking services include the sourcing, structuring and financing of private equity investments, primarily in North America.
Credit Investment Management offers investors products and services that use credit as a tool for asset management.
Strengths
•	Well-established franchise with a leadership position in certain industries and products and a reputation for quality advice.

•	Top-tier Canadian equity research, sales and trading capabilities.

•	Largest presence of any Canadian investment and corporate bank in the U.S. Midwest.

•	Cross-border capabilities with the ability to leverage North American expertise.
Challenges
•	Mature Canadian market.

•	Highly competitive U.S. investment and corporate banking market.

•	Uncertainty in the current capital markets environment.

•	Strength of the Canadian dollar.

•	Focus in 2007 and first half of 2008 on reducing the size and risk profile of the commodities portfolio.

Key Performance Metrics and Drivers	2007	2006	2005
Trading products revenue ($ millions)	281	1,370	1,234
Equity block trading dollar value ($ billions)	115.7	92.3	73.9
Investment and Corporate Banking and other revenue ($ millions)	1,688	1,410	1,507
Equity underwriting participation (deals) (1)	276	267	268
Debt underwriting participation (deals) (1)	110	143	156
Average loans and acceptances ($ billions)	69.6	55.0	48.3
Equity research ranking (2)	#1	#1	#1

(1)	Canadian issuers in North America.
(2)	Brendan Wood International.

Another year of significant M&A growth.	Continued solid growth in U.S. businesses other than commodities trading.	Continued strong participation in corporate debt markets.	ROE was strong, excluding the impact of significant items, despite an increase in equity.

52  BMO Financial Group 190th Annual Report 2007

2007 Group Objectives and Achievements
Continue to grow BMO Capital Markets U.S. revenues by increasing product penetration and improving cross-selling to the U.S. client base and by expanding trading activities and enhancing client coverage of key segments, with a focus on growing fee-based revenues.

•	Considerable growth in fee-based investment banking revenues, exceeding targets per sector coverage officer established for 2007.
•	Improvement in cross-selling performance compared to 2006 for both issuer and investor clients.
•	Investment and Corporate Banking U.S. revenue up 24%, fuelled by successful recruitment of sector and product talent for key roles.
•	Advised on 28 U.S. mergers and acquisitions totalling US$3.3 billion.
•	Launched DirectLine® Healthcare Remittance to accelerate accounts receivable and insurance claims for U.S. healthcare service providers.
Implement a number of high-value initiatives to drive earnings growth in our Trading Products line of business.

•	Broadened ability to serve companies listed on the London Stock Exchange and the Alternative Investment Market.
•	Successfully expanded our presence in the structured products market, including the launch of structured GICs.
•	Leveraged our Canadian market leadership to expand into the United States and Europe.
Maintain Canadian leadership in the high-return fee businesses of mergers and acquisitions, equity and debt underwriting and securitization.

•	Announced intent to launch Alpha, a new alternative trading system, with six Canadian investment dealers in 2008.
•	Capitalized on our leadership position in Canada to expand our global metals and mining capability in London and reinforced our mining sector leadership with several significant global transactions.
•	Enhanced our annual BMO Capital Markets Global Resources Conference, extending its global profile.
Other Achievements

•	Ranked as the top Equity Research Group in Canada for the 27th consecutive year in the Brendan Wood International Survey of Institutional Investors.
•
Received our first M&A mandate in China, acting as sole financial advisor to Aluminum Corporation of China, the country’s largest diversified metals and mining company, on its acquisition of Canadian-listed Peru Copper Inc.

•	Delivered enhanced imaging solutions that increase the efficiency of deposits, payables and receivables management and enable faster responses to customer inquiries.
•	Expanded global treasury management capabilities, offering clients a single point of access for global operations.
•	Participated in 263 corporate and government debt transactions that raised $194 billion. Raised $56 billion through participation in 336 equity transactions.
•	Advised on 76 completed mergers and acquisitions in North America totalling $41.5 billion.

2008 Group Objectives

•
Continue to grow BMO Capital Markets U.S. revenues by increasing product penetration, improving cross-selling to the U.S. client base, expanding trading activities and enhancing client coverage of key segments, with a focus on growing fee-based revenues.

•	Implement a number of high-value initiatives to drive earnings growth in our Trading Products line of business.
•	Maintain Canadian leadership in the high-return fee businesses of mergers and acquisitions, equity and debt underwriting and securitization.

Business Environment and Outlook
Fiscal 2007 was a mixed year for BMO Capital Markets. A major portion of the year was characterized by favourable capital markets conditions, moderate economic growth and strong energy, metals and agricultural markets, resulting in robust mergers and acquisitions and debt underwriting levels. The yield curve was relatively flat, which proved challenging to our interest-rate-sensitive businesses, and the weaker U.S. dollar lowered the Canadian dollar equivalent of reported U.S. results. There were also challenges in our commodities trading business, as we incurred large losses related to our natural gas positions and our efforts to reduce the size and risk of our commodities portfolio. During the year, corporate banking assets continued to grow, in terms of both loans and undrawn commitment levels. The business environment remained very competitive and loan margins continued to be tight. Liquidity and credit concerns arose in the latter part of the year, as stress in the U.S subprime housing market spread to other credit markets.
           Looking forward, we anticipate continued stress in credit markets, particularly in the Canadian ABCP market, which will slow the growth in our securitization business in 2008. The U.S. economic slowdown could negatively impact our trading volumes. Notwithstanding the recent Federal Reserve interest rate cuts, disruptions in money markets are keeping credit spreads and the cost of capital higher than normal. The higher cost of capital has reduced the attractiveness of acquisitions and leveraged buyouts by private equity firms and may also reduce mergers and acquisitions activity in the near to mid-term. This decrease could potentially be offset by strategic buyers coming into the market. An anticipated moderate steepening of the yield curve would likely produce a more favourable interest rate environment for our interest-rate-sensitive businesses in 2008. We expect to maintain our leadership in

Canadian high-return fee businesses. However, growth in this area will depend on the performance of financial and commodities markets, as well as general economic activity and business confidence.
           The Trading-Related Revenues section on page 38 includes a discussion of the $318 million of charges we recorded in the fourth quarter related to deterioration in capital markets. The charges included a $15 million charge for our investment in the capital notes of the Links and Parkland SIVs, which reduced the book value of BMO’s investment in the capital notes of the SIVs to $53 million. The SIVs have approximately $2.2 billion of capital notes outstanding. During the fourth quarter, BMO agreed to participate in the senior notes issued by these SIVs up to a maximum of approximately $1.3 billion, in addition to our existing commitment for backstop liquidity facilities of $221 million, for a total commitment of approximately $1.6 billion, representing 8% of the SIVs’ total senior debt outstanding as of October 31, 2007. At October 31, 2007, BMO had purchased approximately $350 million of the SIVs’ senior notes. Subsequent to year-end, BMO purchased an additional $904 million of senior notes.
           The assets of the SIVs consist of investment-grade structured finance and financial institution assets. They are high grade assets, as rated by external agencies, with more than 60% rated AAA, more than 85% rated AA or above, and 99% rated A or above. Less than 0.01% of the assets have direct exposure to U.S. subprime loans.
           Given the amount of our investments in ABCP and the SIVs, and given the uncertainty in the capital markets environment, these investments could experience subsequent valuation gains and losses due to changes in market value.

BMO Financial Group 190th Annual Report 2007    53

Management’s Discussion and Analysis
BMO Capital Markets 2007 Financial Results
BMO Capital Markets net income declined $435 million to $425 million. Results in 2007 were affected by two significant items: losses in our commodities trading business of $853 million ($440 million after performance-based compensation adjustments and income taxes); and $318 million ($211 million after tax) of charges for certain trading activities and valuation adjustments related to the deterioration of the credit environment in late 2007. These included $169 million of losses related to our structured-credit instruments and preferred shares, a $134 million write-down related to Canadian asset-backed commercial paper holdings and a $15 million write-down of capital notes issued by structured investment vehicles. The foregoing losses are discussed in more detail in Trading-Related Revenues on page 38 and in the preceding Business Environment and Outlook section. Excluding the impact of significant items, net income increased $216 million or 25% to $1,076 million.
          Revenue decreased $811 million or 29% to $1,969 million. Excluding the impact of significant items, revenue increased $360 million or 13%. The weaker U.S. dollar lowered revenue by $18 million.
          Non-interest revenue decreased $1,012 million or 50% over the previous year due to the impact of significant items. Excluding those items, non-interest revenue increased $139 million or 7%. We continued to focus on growing our fee-based revenues, and several of our businesses performed exceptionally well during the year. It was a record year for mergers and acquisitions activity, with fee income up 45% from 2006. Equity and debt underwriting fees increased 43% and 18%, respectively, and net investment securities gains increased 17%. Excluding the impact of significant items, trading revenue decreased 2.1% from the prior year. There were significantly higher foreign exchange trading revenues in the current year. Interest rate trading revenue was up appreciably in the first nine months of the year before the downturn in capital markets. Commissions and lending fees were also much higher than in the prior year.
          Net interest income increased $201 million or 26%, in large part due to growth in corporate banking assets. Of the aforementioned losses related to the deterioration in the credit environment, $20 million was reflected in net interest income. Spreads remained tight in our corporate lending portfolio, particularly in the competitive U.S. environment, and overall net interest margin fell modestly. Trading net interest income was higher, and there was also improved revenue in our interest-rate-sensitive businesses as a result of a more favourable interest rate environment for a large portion of the year. Trading net interest income consists of interest earned on trading assets less the costs of funding the assets.
          The provision for credit losses was $77 million, compared with $79 million in 2006. The small reduction was primarily due to the favourable impact of the weaker U.S. dollar. BMO’s practice is to charge loss provisions to the client operating groups each year using an expected loss provision methodology based on each group’s share of expected credit losses over an economic cycle. Corporate Services is generally charged (or credited) with differences between expected loss provisions charged to the client operating groups and provisions required under GAAP.
          Non-interest expense decreased $37 million or 2% to $1,565 million, primarily due to an overall decline in performance-based compensation, partially offset by higher professional fees and information technology costs. The weaker U.S. dollar reduced expense by $21 million.
          The group’s productivity ratio deteriorated from 57.6% to 79.4% largely due to the significant items described above. Excluding these items, the productivity ratio improved by 390 basis points to 53.7%.
BMO Capital Markets (Canadian $ in millions, except as noted)

Reported				Change from 2006

As at or for the year ended October 31	2007	2006	2005	$	%

Net interest income (teb)	974	773	966	201	26

Non-interest revenue	995	2,007	1,775	(1,012)	(50)

Total revenue (teb)	1,969	2,780	2,741	(811)	(29)

Provision for credit losses	77	79	98	(2)	(3)

Non-interest expense	1,565	1,602	1,480	(37)	(2)

Income before income taxes	327	1,099	1,163	(772)	(70)

Income taxes (recovery) (teb)	(98)	239	313	(337)	(+100)

Net income	425	860	850	(435)	(51)

Amortization of intangible assets (after tax)	–	–	1	–	–

Cash net income	425	860	851	(435)	(51)

Net economic profit	(133)	367	415	(500)	(+100)

Return on equity (%)	7.8	18.7	21.0		(10.9)

Cash return on equity (%)	7.8	18.7	21.0		(10.9)

Productivity ratio (%)	79.4	57.6	54.0		21.8

Cash productivity ratio (%)	79.4	57.6	54.0		21.8

Net interest margin on earning assets (%)	0.60	0.62	0.84		(0.02)

Average common equity	4,972	4,481	3,967	491	11

Average earning assets	162,309	124,782	114,866	37,527	30

Risk-weighted assets	86,413	66,908	56,745	19,505	29

Average loans and acceptances	69,645	55,042	48,347	14,603	27

Average deposits	94,019	77,027	71,883	16,992	22

Assets under administration	57,590	58,774	57,694	(1,184)	(2)

Assets under management	23,233	28,044	21,871	(4,811)	(17)

Full-time equivalent staff	2,365	2,213	2,156	152	7

U.S. Business Selected Financial Data (US$ in millions)

				Change from 2006

As at or for the year ended October 31	2007	2006	2005	$	%

Total revenue	481	1,156	1,061	(675)	(58)

Non-interest expense	641	641	540	–	–

Net income	(56)	306	287	(362)	(+100)

Average assets	74,109	54,137	43,392	19,972	37

Average loans and acceptances	29,058	21,959	17,161	7,099	32

Average deposits	24,920	16,620	14,253	8,300	50

          Risk-weighted assets increased $19.5 billion due to growth in corporate loans and the adoption of a more conservative translation of certain of our trading and underwriting positions to risk-weighted assets for regulatory capital purposes. Also contributing to the increase was the adoption of global style backstop liquidity lines on BMO-sponsored Canadian ABCP conduits.
          There was a net loss from U.S. operations of US$56 million, compared with net income of US$306 million in 2006. The deterioration was due to the U.S. operations’ recording of a US$432 million share (net of performance-based compensation adjustments and income taxes) of commodities losses. In our other U.S. businesses, net income increased US$70 million, largely driven by growth in corporate banking assets, merger and acquisition activity, equity underwriting fees, commissions and investment gains. Excluding the significant items, net income from U.S. operations represented 42% of BMO Capital Markets net income in 2007, compared with 37% in 2006.

54  BMO Financial Group 190th Annual Report 2007

Corporate Services, including Technology and Operations

Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. Our operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
          Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Results
     Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups, and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate services outlined above.
          Corporate Services net loss for the year was $66 million, compared with net income of $191 million in 2006. Excluding the $159 million restructuring charge ($103 million after tax), net income fell by $154 million, mostly due to reduced revenues and higher provisions for credit losses, including the impact of changes in the general allowance, partially offset by lower corporate expenses.
          BMO’s practice is to charge loss provisions to the client operating groups each year, using an expected loss provisioning methodology based on each group’s share of expected credit losses over an economic cycle. Corporate Services is generally charged (or credited) with differences between expected loss provisions charged to the client operating groups and provisions required under GAAP.
Corporate Services, including Technology and Operations
(Canadian $ in millions, except as noted)

Reported				Change from 2006
As at or for the year ended October 31	2007	2006	2005	$	%

Net interest income (teb)	(359)	(152)	(199)	(207)	(+100)
Non-interest revenue	214	105	163	109	+100

Total revenue (teb)	(145)	(47)	(36)	(98)	(+100)
Provision for (recovery of) credit losses	(85)	(250)	(222)	165	66
Non-interest expense	243	131	183	112	87

Income before income taxes and non-controlling interest in subsidiaries	(303)	72	3	(375)	(+100)
Income taxes (recovery) (teb)	(312)	(195)	(87)	(117)	(60)
Non-controlling interest	75	76	58	(1)	(1)

Net income	(66)	191	32	(257)	(+100)

Full-time equivalent staff	8,806	9,174	8,458	(368)	(4)

U.S. Business Selected Financial Data (US $ in millions)				Change from 2006
As at or for the year ended October 31	2007	2006	2005	$	%

Total revenue	(96)	(86)	(75)	(10)	(8)
Provision for (recovery of) credit losses	17	(84)	(77)	101	+100
Non-interest expense	–	15	51	(15)	(+100)
Income taxes (recovery)	(31)	(39)	(58)	8	20
Net income	(100)	4	(9)	(104)	(+100)
Average assets	4,391	4,260	4,800	131	3

Financial Condition Review
Summary Balance Sheet ($ millions)

As at October 31	2007	2006	2005	2004	2003

Assets
Cash resources	22,890	19,608	20,721	18,045	19,860
Securities	98,277	67,411	57,034	49,849	54,790
Net loans and acceptances	201,188	190,994	174,337	156,248	146,156
Other assets	44,169	41,965	41,770	36,764	35,688

	366,524	319,978	293,862	260,906	256,494

Liabilities and Shareholders’ Equity
Deposits	232,050	203,848	193,793	175,190	171,551
Other liabilities	114,330	96,743	82,158	69,005	68,455
Subordinated debt	3,446	2,726	2,469	2,395	2,856
Preferred share liability	250	450	450	450	850
Capital trust securities	1,150	1,150	1,150	1,150	1,150
Shareholders’ equity	15,298	15,061	13,842	12,716	11,632

	366,524	319,978	293,862	260,906	256,494

Total assets increased $46.5 billion or 14.5% from last year to $366.5 billion at October 31, 2007. There was a $30.8 billion increase in securities, a $10.2 billion increase in net loans and acceptances, a $2.2 billion increase in other assets and a $3.3 billion increase in cash resources.
          Total liabilities and shareholders’ equity increased $46.5 billion or 14.5%. There was a $28.2 billion increase in deposits, a $17.6 billion increase in other liabilities, a $0.7 billion increase in subordinated debt, a $0.2 billion increase in shareholders’ equity and a decrease of $0.2 billion in preferred share liability.
Securities ($ millions)

As at October 31	2007	2006	2005	2004	2003

Investment	–	14,166	12,936	15,017	19,660
Trading	70,773	51,820	44,087	34,821	35,119
Available-for-sale	26,010	–	–	–	–
Other	1,494	1,414	–	–	–
Loan substitute	–	11	11	11	11

	98,277	67,411	57,034	49,849	54,790

Available-for-sale securities increased $11.8 billion from $14.2 billion (of investment securities) in 2006, primarily due to the holding of BMO-underwritten Canadian mortgages in the form of government-insured mortgage-backed securities. Trading securities increased $18.9 billion to $70.8 billion due to an increase in corporate debt securities, including high-quality, highly liquid securities purchased to maintain a strong liquidity position, $5.9 billion of asset-backed commercial paper issued by bank-sponsored conduits and an increase in equities due to higher equity valuations, growth in our equity-linked notes and other equity derivatives businesses. The weakness in the U.S. dollar reduced the growth in trading securities by $3.9 billion. Note 3 on page 97 of the financial statements provides further details on securities.

  BMO Financial Group 190th Annual Report 2007  55

Management’s Discussion and Analysis

Loan growth slowed due to the conversion of mortgages to mortgage-backed securities and the weaker U.S. dollar.	The portfolio remains well diversified, with a lower level of residential mortgages.	Deposits from individuals remain stable despite a weaker U.S. dollar	Shareholders’ equity increased despite reduced earnings and increased dividends.

Net Loans and Acceptances ($ millions)

As at October 31	2007	2006	2005	2004	2003

Residential mortgages	52,429	63,321	60,871	56,444	52,095
Consumer instalment and other personal loans	33,189	30,418	27,929	24,887	22,103
Credit cards	4,493	3,631	4,648	3,702	2,967
Businesses and governments	62,650	56,030	47,803	44,559	44,167
Acceptances	12,389	7,223	5,934	5,355	5,611
Securities borrowed or purchased under resale agreements	37,093	31,429	28,280	22,609	20,998

Gross loans and acceptances	202,243	192,052	175,465	157,556	147,941
Allowance for credit losses	(1,055)	(1,058)	(1,128)	(1,308)	(1,785)

Net loans and acceptances	201,188	190,994	174,337	156,248	146,156

Net loans and acceptances increased $10.2 billion to $201.2 billion. Residential mortgages decreased $10.9 billion, reflecting the conversion of BMO-underwritten Canadian mortgages to government-insured mortgage-backed securities. The decrease also reflects a reduction in third-party mortgages as a result of the strategy to exit the lower-margin broker sales channel and concentrate on branch-initiated offerings. Credit cards and consumer instalment and other personal loans increased $3.6 billion in total, reflecting healthy personal lending markets. The consumer portfolio remains well diversified, with healthy growth in both Canada and the United States. Loans to businesses and governments and related acceptances increased $11.8 billion due to stronger demand and our strategy of expanding our commercial and corporate banking portfolios. Securities borrowed or purchased under resale agreements increased $5.7 billion as a result of customer demand and our balance sheet management activities. These instruments are very short-term loans that are managed in conjunction with similarly short-term securities lent or sold under repurchase agreements and securities sold but not yet purchased. The weaker U.S. dollar reduced loan growth by $10.8 billion.
          Table 11 on page 84 provides a comparative summary of loans by geographic location and product. Table 13 on page 85 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on pages 39 and 67 and further details on loans are provided in Notes 4, 5 and 7 to the financial statements, starting on page 101.
Other Assets
Other assets increased $2.2 billion to $44.2 billion, primarily due to derivative financial instrument assets. There was a corresponding increase in derivative financial instrument liabilities. There was a decline in the fair value of commodities derivatives offset by an increase in foreign exchange derivatives and equity derivatives.
Deposits ($ millions)

As at October 31	2007	2006	2005	2004	2003

Banks	34,100	26,632	25,473	20,654	24,755
Businesses and governments	121,748	100,848	92,437	79,614	72,405
Individuals	76,202	76,368	75,883	74,922	74,391

	232,050	203,848	193,793	175,190	171,551

Deposits increased $28.2 billion to $232.0 billion. Deposits from businesses and governments, which account for 52% of total deposits, increased $20.9 billion and deposits from individuals, which account for 33% of total deposits, decreased $0.2 billion. Deposits by banks, which account for 15% of total deposits, increased $7.5 billion. The increase was used to fund loan and trading securities growth. The weaker U.S. dollar reduced deposit growth by $18.1 billion. Further details on the composition of deposits are provided in Note 15 on page 116 of the financial statements and in the Liquidity and Funding Risk section on page 71.
Other Liabilities
Other liabilities increased $17.6 billion to $114.3 billion. Securities sold but not yet purchased increased $9.6 billion in support of increased trading activity, acceptances increased $5.2 billion, derivative-related liabilities increased $2.1 billion, and there was a $1.3 billion increase in other liabilities. Securities lent or sold under repurchase agreements decreased $0.6 billion. Further details on the composition of other liabilities are provided in Note 16 on page 117 of the financial statements.
Subordinated Debt
Subordinated debt increased $0.7 billion to $3.4 billion. There were two new issues and one redemption in 2007, as detailed in Note 18 on page 118 of the financial statements.
Shareholders’ Equity
Shareholders’ equity increased $0.2 billion to $15.3 billion. The increase was largely related to higher share capital and retained earnings, partially offset by an increase in accumulated other comprehensive loss as a result of the income tax charge levied on gains on hedging our net investment in foreign operations. BMO’s Consolidated Statement of Changes in Shareholders’ Equity on page 94 provides a summary of items that increase or reduce shareholders’ equity, while Note 21 on page 121 of the financial statements provides details on the components of and changes in share capital. Details of our enterprise-wide capital management practices and strategies can be found on page 57.

56  BMO Financial Group 190th Annual Report 2007

Enterprise-Wide Capital Management
Capital Management Framework
Our capital management framework is designed to maintain an optimum level of capital in a cost-effective structure that: meets our target regulatory capital ratios; meets our internal assessment of required capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds long-term shareholder value. Our approach includes establishing limits, goals and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain the most cost-effective capital structure possible. The key elements of our capital management framework are approved by the Board of Directors pursuant to its annual review of our capital management corporate policy and capital plan. Actual capital adequacy is monitored against the capital plan throughout the year and the plan is updated accordingly.
          For performance management and decision-making purposes, we allocate capital to lines of business based primarily on the assessment and measurement of the line’s economic capital requirements, as outlined on page 66, and regulatory capital requirements. By allocating capital to operating units and measuring their performance with respect to the capital necessary to support the risks in their business, we maximize our risk-adjusted return to shareholders. We also ensure that we maintain a well-capitalized position to protect our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources in the high-return, strategic growth activities of our operating groups. Capital in excess of what we determine is necessary to support our line of business activities is held in Corporate Services.
          Our disciplined approach to capital management helps in delivering on our long-standing commitment to enhancing shareholder value.
Regulatory Capital Review
Capital adequacy for Canadian banks is measured pursuant to guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI), based on standards established by the Bank for International Settlements.
          Tier 1 capital represents more permanent forms of capital, and primarily includes common shareholders’ equity, preferred shares and innovative hybrid instruments less a deduction for goodwill and excess intangible assets. Tier 1 capital increased $0.4 billion during the year to $17.0 billion. The increase was primarily attributable to growth in retained earnings, the impact of net capital issuances and the reclassification of preferred shares of a subsidiary from Tier 2 to Tier 1 capital. These factors were partially offset by foreign exchange adjustments due to the strengthening of the Canadian dollar.
          Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Tier 2 capital increased during the year primarily due to the issuance of subordinated debentures. Table 20 on page 88 provides additional details on the components of BMO’s capital.
          Risk-weighted assets are determined by applying OSFI-prescribed rules to on- and off-balance sheet exposures and to market risk exposures related to our trading activities. Risk-weighted assets increased $15.9 billion to $178.7 billion, due primarily to loan and market risk risk-weighted asset growth in BMO Capital Markets. Market risk risk-weighted assets increased in part due to the adoption of a more conservative translation of certain of our trading and underwriting positions to risk-weighted assets for regulatory capital purposes. Personal and Commercial Banking risk-weighted assets were reduced by the execution of initiatives to manage regulatory capital requirements on a cost-effective basis. In 2008, we anticipate continued growth in risk-weighted assets and deployment of capital to strategically advantaged businesses. Table 21 on page 88 provides a detailed breakdown of risk-weighted assets.
The Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple are the primary capital measures monitored by OSFI.
The Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
The Total Capital Ratio is defined as total capital divided by risk-weighted assets.
The Assets-to-Capital Multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital.
          The Tier 1 Capital Ratio is our key measure of capital adequacy. It decreased to 9.51% from 10.22% a year ago due to strong risk-weighted asset growth, partially offset by growth in Tier 1 capital. The ratio remains strong and was well above our policy in 2007 of maintaining a ratio of at least 8.0%. In 2008, our target is to maintain a Tier 1 Capital Ratio of at least 8.0%.
          Our Total Capital Ratio decreased to 11.74% from 11.76% a year ago. The decrease in the ratio was driven by growth in risk-weighted assets partially offset by a net issuance of subordinated debt and higher Tier 1 capital. Both our Tier 1 and Total Capital Ratios remain well above OSFI’s stated minimum capital ratios of 7% and 10%, respectively, for a well-capitalized financial institution.
          As noted in the Provisions for Income Taxes section, BMO hedges the foreign exchange risk arising from our net investment in our U.S. operations by funding the net investment in U.S. dollars. This strategy reduces the impact on BMO’s capital ratios of changes in foreign exchange rates, as the effect of foreign currency adjustments to Tier 1 capital arising from an increase or decrease in the value of the Canadian dollar is largely offset by the change in the Canadian dollar equivalent of U.S. risk-weighted assets.
          BMO’s assets-to-capital multiple increased to 17.2 from 16.1 in 2006, due primarily to growth in loans and securities. The multiple remains well below the maximum permitted by OSFI.
Capital Management Activities
As part of ongoing efforts to manage capital on a cost-effective basis, BMO undertook a number of issuances and redemptions during 2007. We issued $350 million of Class B Preferred shares, Series 13 and $250 million of Series 14. We also issued $1.2 billion of Series D Medium-Term Notes, Second Tranche. We issued $800 million of BMO Trust Subordinated Notes – Series A by BMO Subordinated Notes Trust, a closed-end trust wholly owned by BMO. These Notes are fully and unconditionally guaranteed by BMO on a subordinated basis and qualify as subordinated debt for regulatory purposes. We also redeemed our $150 million Series 22 7.92% Debentures and our $200 million Class B Preferred shares, Series 4, while our US$300 million 7.80% Notes matured. Further details are provided in Notes 18 and 21 to the financial statements.
          On August 31, 2007, we announced a new normal course issuer bid, commencing September 6, 2007 and ending September 5, 2008, under which we may repurchase for cancellation up to 25 million BMO common shares, representing approximately 5% of our public float. Under our previous 12-month normal course issuer bid, which expired on September 5, 2007 and allowed for the repurchase for cancellation of up to 15 million common shares, 8,087,400 shares were repurchased at a total cost of $555.6 million. We increased the size of the share repurchase program in 2007 to provide greater flexibility in the management of BMO’s capital levels.

  BMO Financial Group 190th Annual Report 2007  57

Management’s Discussion and Analysis
          Our share repurchase program is primarily used to offset, over time, the impact of dilution caused by issuing shares through the exercise of stock options, our dividend reinvestment plan and exchangeable shares. In 2007, BMO repurchased a total of 7,622,000 shares under our common share repurchase program at a cost of $524.3 million, which exceeded the 5,458,000 shares that were issued during 2007 due to the exercise of stock options, our dividend reinvestment plan and exchangeable shares.
Dividends
BMO’s target dividend payout range is 45%–55% of net income available to common shareholders, the highest among Canada’s major banks. The target is reflective of our confidence in our continued ability to grow earnings and our strong capital position. Dividends are generally increased in line with long-term trends in earnings per share growth, while sufficient earnings are retained to support anticipated business growth, fund strategic investments and provide continued support for depositors.
          Dividends per common share declared in 2007 totalled $2.71, up 20% from $2.26 in 2006. The dividends declared in 2007 represent 47% of net income available to common shareholders, excluding the impact of significant items, which is within our target dividend payout range of 45%–55%. Dividends declared increased in three of four quarters in 2007, rising 13% from $0.62 per share in the fourth quarter of 2006 to $0.70 per share in the fourth quarter of 2007. At year-end, BMO’s common shares provided a 4.4% annual dividend yield based on the closing share price. On November 27, 2007, BMO’s Board of Directors declared a quarterly dividend on common shares of $0.70 per share, unchanged from the prior quarter.
          For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid on both its common and preferred shares in the 2006 calendar year, and all dividends (including deemed dividends) paid thereafter, as “eligible dividends” unless BMO indicates otherwise.
Credit Rating
During the second quarter of 2007, our credit rating as measured by Moody’s Investors Service senior debt ratings was upgraded from Aa3 to Aa1, due to a change in its methodology. During the third quarter, Standard & Poor’s Ratings Services lowered its ratings for BMO and its related subsidiaries, including the senior debt rating, to A+ from AA–, citing concerns over our market risk governance and other factors. BMO’s senior debt ratings as measured by Dominion Bond Rating Service and Fitch Ratings were AA and AA–, respectively. All four ratings had a stable outlook as of the end of the fiscal year and are indicative of high-grade, high-quality issues.
Basel II
As described on page 66 in the Enterprise-Wide Risk Management section, we continue to work towards meeting all of the applicable requirements of the Basel II framework, including reviewing our process for assessing overall capital adequacy in relation to our risk profile. This assessment will be subject to review by our regulator, OSFI.
Tier 1 Capital ($ millions)

	2007	2006

Beginning of year	16,641	15,430
Net income	2,131	2,663
Dividends	(1,396)	(1,163)
Goodwill and excess intangible assets	(42)	(7)
Issuance of common shares	246	258
Repurchase of common shares	(524)	(376)
Other issues net of redemptions	400	–
Reclassification of preferred shares of subsidiary from Tier 2 capital	230	–
Translation and other	(692)	(164)

End of year	16,994	16,641

Risk-Weighted Assets ($ millions)

	2007	2006

Beginning of year	162,794	149,855
Increases (decreases)
Personal and Commercial Banking	(4,138)	4,705
Private Client Group	680	(184)
BMO Capital Markets	19,505	10,163
Corporate Services	(154)	(1,745)

End of year	178,687	162,794

Outstanding Shares and Securities Convertible
into Common Shares

	Number of shares		Dividends declared per share
As of November 27, 2007	or dollar amount		2007		2006		2005

Common shares		498,592,000		$2.71		$2.26		$1.85
Class B Preferred shares
Series 5		$200,000,000		$1.33		$1.33		$1.33
Series 13		$350,000,000		$0.96		–		–
Series 14 (1)		$250,000,000		–		–		–
Convertible into common shares:
Class B Preferred shares (2)
Series 4 (3)		–		$0.91		$1.20		$1.20
Series 6		$250,000,000		$1.19		$1.19		$1.19
Series 10	US$	300,000,000	US$	1.49	US$	1.49	US$	1.49
Stock options
– vested		15,556,000
– nonvested		5,071,000

(1)	Initial dividend declared in November 2007.
(2)	Convertible preferred shares may be exchanged for common shares in future years on a pro-rata basis based on 95% of the average trading price of common shares for 20 days ending four days prior to the exchange date.
(3)	Redeemed in August 2007.
Note 21 on page 121 of the financial statements includes details on share capital.

58  BMO Financial Group 190th Annual Report 2007

Off-Balance Sheet Arrangements
BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The discussion that follows addresses the more significant types of off-balance sheet arrangements.
Credit Instruments
In order to meet the financial needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. We also engage in securities lending where we lend either our securities or our customers’ securities to third parties. This exposes us to credit risk, as a third party may not return the securities as agreed. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.
          There are a large number of credit instruments outstanding at any time. Our customers are broadly diversified and we do not anticipate events or conditions that would lead a significant number of our customers to fail to perform in accordance with the terms of the contracts. We use our credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance sheet instruments to ensure that there are no undue concentrations in any geographic region or industry.
          The maximum amount payable by BMO in relation to these credit instruments was approximately $110 billion at October 31, 2007 ($110 billion at October 31, 2006). However, this amount is not representative of our likely credit exposure or liquidity requirements for these instruments as it does not take into account any amounts that could possibly be recovered under recourse or collateralization provisions. In addition, a large majority of these commitments expire without being drawn upon. Further information on these instruments can be found in Note 5 on page 103 of the financial statements.
          Securities lending commitments are generally short-term in nature and subject to recall on a demand basis. For all other credit commitments outlined above, in the absence of an event that triggers a default, early termination by BMO may result in breach of contract.
Derivatives
On November 1, 2006, we adopted the CICA’s new accounting requirements for hedging derivatives. The new rules require us to record all of our hedging derivatives in our Consolidated Balance Sheet at fair value (see Note 9, Change in Accounting Policy on page 108). Prior to November 1, 2006, we accounted for derivatives that qualified as accounting hedges on an accrual basis, and our interest rate hedging derivatives represented off-balance sheet items. The fair value of our hedging derivatives was $77 million of assets and $127 million of liabilities as at October 31, 2006. Under the new rules, these hedging derivatives are now recorded at fair value in our Consolidated Balance Sheet.
Variable Interest Entities (VIEs)
Customer Securitization Vehicles
Customer securitization vehicles (referred to as bank-sponsored multi-seller conduits) assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to financing in the commercial paper markets by allowing them to sell their assets into these vehicles, which then issue commercial paper to investors to fund the purchases. In almost all cases, the sellers continue to service the transferred assets and are first to absorb any losses on the assets. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $80 million in 2007 and $99 million in 2006.
          In general, investors in the commercial paper have recourse only to the assets of the related VIE. Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through standby letters of credit and commitments to extend credit. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan. During the year we changed the nature of liquidity lines offered to certain of our Canadian customer securitization vehicles to global style liquidity lines, which have objective criteria for determining when they can be drawn upon. Previously, we offered market disruption liquidity lines, which had more subjective criteria. The total contractual amount of the Canadian support was $20,756 million at October 31, 2007 ($20,237 million in 2006). The total contractual amount of the U.S. support was $10,719 million at October 31, 2007 ($12,366 million in 2006). Included in the U.S. support in 2006 was $634 million related to a credit facility that has been terminated. None of these facilities were drawn upon at year-end.
          As at October 31, 2007, BMO held $5,564 million of commercial paper issued by these vehicles ($448 million at October 31, 2006).
          BMO sometimes enters into derivatives contracts with these vehicles to enable them to manage their exposures to interest rate and foreign exchange rate fluctuations. The fair value of such contracts at October 31, 2007 was $20 million, which was recorded as a derivative liability in our Consolidated Balance Sheet (derivative liability of $5 million at October 31, 2006).
          The level of our ownership of ABCP in two of the vehicles causes us to be exposed to the majority of any expected gains or losses and, as such, the vehicles have been consolidated. Included in our Consolidated Balance Sheet at October 31, 2007 were assets of $311 million classified as other assets and commercial paper of $65 million classified as a deposit liability.
          In the event we chose to or were required to terminate our relationship with a customer securitization vehicle, we would be obligated to hold any associated derivatives until their maturity. We would no longer receive fees for providing services relating to the securitizations, as previously described.
Structured Finance Vehicles
We facilitate development of investment products by third parties including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivative contracts with these funds to provide the investors their desired exposure and hedge our exposure from these derivatives by investing in other funds. We also sponsor VIEs that provide investors access to debt portfolios through the issuance of commercial paper. We consolidate those VIEs where our interests expose us to a majority of the expected losses or residual returns, or both. Assets held by the VIEs in which we have a significant variable interest but we do not consolidate totalled $2,365 million as at October 31, 2007 ($762 million in 2006). Our exposure to loss from VIEs related to this activity is limited to the amount of our investment, which totalled $553 million as at October 31, 2007 ($216 million in 2006).
          In the event we chose to terminate our relationship with these vehicles, we would be required to settle any associated derivatives at their fair value.

  BMO Financial Group 190th Annual Report 2007  59

Management’s Discussion and Analysis
Bank Securitization Vehicles
Periodically, we sell loans to off-balance sheet entities or trusts, either for capital management purposes or to obtain alternate sources of funding. Gains on sales to the securitization vehicles, as well as revenues paid to us for servicing the loans sold, are recognized in income. The impact of securitization activities on our revenues and expenses is outlined in Note 7 on page 104 of the financial statements.
          BMO has retained interests in these bank securitization vehicles, as we are sometimes required to purchase subordinated interests or maintain cash deposits in the entities and have recorded deferred purchase price amounts. These latter amounts represent gains on sales to securitization vehicles that have not been received in cash. Retained interests recorded as assets in our Consolidated Balance Sheet as at October 31, 2007 and 2006 were $388 million and $369 million, respectively. In the event there are defaults on the assets held by the vehicles, retained interests may not be recoverable and would then be written down. During the year ended October 31, 2007, there were $40 million of write-downs of retained interests in bank securitization vehicles ($36 million of write-downs in 2006). Further information on the impact of securitization activities on the Consolidated Balance Sheet is outlined in Note 7 on page 104 of the financial statements.
          We provide further liquidity support to these securitization vehicles for the face value of the commercial paper outstanding. The total contract amount of the liquidity support provided to bank securitization vehicles was $5.1 billion at the end of 2007 ($5 billion in 2006). This amount comprised part of other credit instruments outlined in Note 5 on page 103 of the financial statements. No amounts were drawn upon at year-end.
          During the year ended October 31, 2007, we changed the nature of the liquidity lines offered to bank securitization vehicles to global style liquidity lines, which have objective criteria for determining when they can be drawn upon.
          Derivative contracts entered into with these vehicles enable the vehicles to manage their exposure to interest rate fluctuations.
          The fair value of derivative contracts outstanding with these vehicles and recorded in our Consolidated Balance Sheet was a derivative liability of $52 million as at October 31, 2007 ($27 million in 2006). At October 31, 2007, we held $367 million of the commercial paper issued by these vehicles.
          In the event we chose to terminate our relationship with a bank securitization vehicle, we would be required to settle any associated derivatives at their fair value. Any deferred purchase price recorded in our Consolidated Balance Sheet would continue to be collected from the securitization vehicle over time; however, no additional loans would be sold to that securitization vehicle.
Credit Investment Management Vehicles
Credit investment management vehicles provide investors with opportunities to invest in customized, diversified debt portfolios in a variety of asset and investment grade rating classes. We earned investment management fees of $21 million and $29 million in 2007 and 2006, respectively, for managing these portfolios.
          We hold an interest in high grade Structured Investment Vehicles (SIVs). Our exposure to loss relates to our investments in these vehicles, derivatives contracts we have entered into with the vehicles and the liquidity support we provide through standby letters of credit and commitments to extend credit or purchase senior debt issued by the SIVs. Our investment in the capital notes of the SIVs was $53 million as at October 31, 2007 ($76 million in 2006) after a $15 million write-down in 2007 and was recorded as available-for-sale securities in our Consolidated Balance Sheet. We have also provided a funding commitment of $1.3 billion to purchase senior notes issued by the SIVs. As at October 31, 2007, $350 million was drawn and included in available-for-sale securities. The total contract amount of these letters of credit for backstop liquidity facilities was $221 million as at October 31, 2007 ($184 million in 2006). This amount comprised part of other credit instruments outlined in Note 5 on page 103 of the financial statements. No amounts were drawn at year-end.
          The fair value of our derivative contracts outstanding with the SIVs as at October 31, 2007 was recorded in our Consolidated Balance Sheet as a derivative liability of $11 million ($18 million in 2006).
          Subsequent to the year ended October 31, 2007, an additional $904 million was drawn against the funding commitment for the purchase of senior debt.
          In the event we chose to terminate our relationship with these vehicles, any associated derivatives would be settled at their fair value and we would no longer receive administrative fees from the vehicle.
Capital Trusts
BMO Subordinated Notes Trust issued $800 million of BMO Trust Subordinated Notes (the “Notes”), the proceeds of which were used to purchase a senior deposit note from BMO. We hold all of the outstanding voting trust units in the Trust and will do so at all times while the Notes are outstanding. We have voting control of the Trust, but are not required to consolidate it. BMO will not terminate the Trust while the Notes are outstanding, unless the Trust has sufficient funds to pay the redemption price on the Notes and only with the approval of the Office of the Superintendent of Financial Institutions. We also provide a $30 million credit facility to this Trust, of which $5 million had been drawn at October 31, 2007. We guarantee payment of the principal, interest, redemption price, if any, and any other amounts on the Notes on a subordinated basis.
Guarantees
Guarantees include contracts where we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party fails to perform according to the terms of a contract and contracts under which we provide indirect guarantees of indebtedness are also considered guarantees. In the normal course of business, we enter into a variety of guarantees, including standby letters of credit, backstop liquidity facilities and derivatives (including but not limited to credit default swaps and written options), along with indemnification agreements.
          The maximum amount payable, without consideration of recovery through our recourse and collateral provisions, was $93 billion as at October 31, 2007.
          For a more detailed discussion of these agreements, please see Note 6 on page 104 of the financial statements.
Financial Instruments
As a financial institution, most of BMO’s balance sheet is comprised of financial instruments and the majority of our net income results from gains, losses, income and expenses related to financial instruments.
          Financial instrument assets include cash resources, securities, loans, customers’ liabilities under acceptances and derivative instruments. Financial instrument liabilities include deposits, derivative instruments, acceptances, securities sold but not yet purchased, securities lent or sold under repurchase agreements, subordinated debt, preferred share liability and capital trust securities.
          Financial instruments are used for both trading and non-trading activities. Non-trading activities generally include the business of lending, long-term investing, funding and asset-liability management.
          Our use of financial instruments exposes us to credit and counter-party risk and various market risks, including equity price risk, commodity price risk, interest rate risk and foreign currency risk. A discussion of how we manage these and other risks as well as structural interest

60  BMO Financial Group 190th Annual Report 2007

rate sensitivities can be found in the Enterprise-Wide Risk Management section on pages 65 to 73 of this MD&A.
          Further information on how we determine the fair value of financial instruments is included in the Financial Instruments Measured at Fair Value discussion in the Critical Accounting Estimates section of the MD&A that follows.
Critical Accounting Estimates
The Notes to BMO’s October 31, 2007 Consolidated Financial Statements outline our significant accounting estimates. The following accounting estimates are considered particularly important, as they require significant judgments by management. Management has established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of BMO’s assets and liabilities are appropriate.
Allowance for Credit Losses
The allowance for credit losses adjusts the value of credit assets to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.
          One of our key performance measures is the provision for credit losses as a percentage of average net loans and acceptances (including securities borrowed or purchased under resale agreements). Over the past 10 years, the ratio has ranged from a high of 0.66% in 2001 to a low of (0.07%) in 2004. This ratio varies with changes in the economy and credit conditions. If we applied these high and low ratios to average net loans and acceptances (including securities borrowed or purchased under resale agreements) in 2007, our provision for credit losses would range from a provision of $1,346 million to a net recovery of $143 million. Our provision for credit losses in 2007 was $353 million.
          Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit risk on page 67 as well as in Note 4 on page 101 of the financial statements.
Financial Instruments Measured at Fair Value
BMO records securities and derivatives at their fair value. Fair value represents our estimate of the proceeds we would receive, or would have to pay in the case of a derivative liability, in a current transaction between willing parties.
          We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, derivative assets and derivative liabilities at October 31, 2007 was as follows:

	Available-for-sale	Trading	Derivative instruments
	securities	securities	Asset	Liability

Valued using quoted market prices	59%	93%	8%	8%
Valued using internal models (with observable inputs)	35	–	91	91
Valued using internal models (without observable inputs)	6	7	1	1

Total	100%	100%	100%	100%

The fair values of most securities and exchange-traded derivatives are determined on a Level 1 basis, from quoted market prices. The majority of over-the-counter derivatives are valued using multi-contributor prices or models that utilize observable market data (Level 2). For example, the fair value of interest rate swaps is determined using yield curves developed from observable market interest rates. A small percentage of over-the-counter derivatives and securities are valued based upon inputs that are not observable or cannot be corroborated by market data (Level 3). For example, the fair value of a long-dated cross-currency swap may be determined using forward curve assumptions that can only be extrapolated from available market information. See page 68 for Market Risk discussion. Included in Level 3 for trading securities is the asset-backed commercial paper issued by non-bank-sponsored conduits and one BMO-sponsored conduit. Included in Level 3 for available-for-sale securities is our investment in the capital notes and senior notes of our BMO-sponsored SIVs. We determined the fair value of these securities using a variety of valuation techniques, including discounted cash flows, fair value of the underlying assets and proxy securities.
          Valuation models use general assumptions and market data and therefore do not reflect the specific risks and other factors that would affect a particular instrument’s fair value. As a result, we incorporate certain adjustments when using internal models to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk, valuation considerations, administrative costs and closeout costs. For example, the credit risk adjustment incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads.
          A group independent of the trading lines of business, Valuation Product Control (VPC), verifies the fair values at which financial instruments are recorded. For instruments that are valued using models, VPC identifies situations where adjustments must be made to the model estimates to arrive at fair value. During the year, we changed our valuation process to incorporate a more appropriate market-based valuation methodology for the commodities portfolio.
          The methodologies used for calculating these adjustments are reviewed on an ongoing basis to ensure that they remain appropriate. Significant changes in methodologies are rare and are made only when we feel that the change will result in better estimates of fair value.
Valuation Adjustments

As at October 31 ($ millions)	2007	2006

Credit risk	50	33
Liquidity risk	20	42
Administrative costs	7	7
Other	2	9

	79	91

The increase in the adjustment for credit risk was due to wider credit spreads and refinements to the calculation to reflect more market-based inputs. The reduction in the valuation adjustment for liquidity risk was primarily due to lower holdings of commodities derivatives.
Accounting for Securitizations
When loans are securitized, we record a gain or loss on sale. In determining the gain or loss, management must estimate the net present value of expected future cash flows by relying on estimates of the amount of interest and fees that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be repaid before their scheduled maturity, credit losses, the fair value cost of servicing and the rate at which to discount these estimated future cash flows. Actual cash flows may differ significantly from those estimated by management. If management’s estimate of future cash flows were different, our gain on securitization

  BMO Financial Group 190th Annual Report 2007  61

Management’s Discussion and Analysis

recognized in income would also be different. The interest rate used to discount expected future cash flows is the estimate that most affects the gain on securitization. A 10% decrease in interest rates would have resulted in a decrease of less than $32 million in the amount of the deferred purchase price recorded in available-for-sale securities in our Consolidated Balance Sheet.
          Additional information concerning accounting for securitizations, including sensitivity analysis for key assumptions, is included in Note 7 on page 104 of the financial statements.
Accounting for Variable Interest Entities
In the normal course of business, BMO enters into arrangements with variable interest entities (VIEs). VIEs include entities with equity that is considered insufficient to finance the entity’s activities or in which the equity holders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters.
          We use a qualitative estimation process to determine whether an entity is a VIE and whether BMO holds a variable interest in that VIE. We also use a variety of complex estimation processes involving qualitative and quantitative factors to calculate and analyze a VIE’s expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability of those cash flows and allocating the losses and returns among the identified parties holding variable interests. These processes enable us to identify the party that is exposed to the majority of the VIE’s expected losses, expected residual returns, or both, and thus which party should consolidate the entity.
          Additional information concerning BMO’s involvement with variable interest entities is included in Note 8 on page 106 of the financial statements.
Pensions and Other Employee Future Benefits
BMO’s pensions and other employee future benefits expense is calculated by our actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years. The expected rate of return on plan assets is the management estimate that most affects the calculation of pension expense. Our expected rate of return on plan assets is determined using the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate expected equity returns. Expected returns from other asset classes are established to reflect the risks of these asset classes relative to fixed income and equity assets. With all other assumptions held constant, a 1 percentage point decline in the expected rate of return on plan assets would result in an increase in pension expense for 2007 of approximately $41 million. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since only small amounts of assets are held in these plans.
          Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. For our Canadian plans, which currently represent 86% of BMO’s pension obligations, we determine a discount rate at each year-end using market rates applicable to high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments.
          Additional information regarding our accounting for pensions and other employee future benefits, including sensitivity analysis for key assumptions, is included in Note 23 on page 125 of the financial statements.
Other Than Temporary Impairment
We review available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary. In making this assessment, we consider such factors as the type of investment, the length of time and extent to which the fair value has been below the cost, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment long enough to allow for any anticipated recovery. The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates, since we expect to realize the full value of these investments by holding them to maturity.
          We also have investments in securities issued or guaranteed by Canadian or U.S. governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations. Quoted market value is considered to be fair value for actively traded securities. At the end of 2007, there were total unrealized losses of $48 million on securities on which the cost exceeded fair value and an impairment write-down had not been recorded. Of this amount, $14 million related to securities on which the cost had exceeded fair value for 12 months or more. In most cases, these unrealized losses resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer.
          Additional information regarding our accounting for available-for-sale securities and other securities is included in Note 3 on page 97 of the financial statements. Additional information concerning our method of determining fair value is included in Note 3 on page 98, Note 9 on page 110 and Note 29 on page 133 of the financial statements.
Customer Loyalty Program
We record the liability related to our credit card customer loyalty program when our customers become entitled to redeem the rewards. We pay the loyalty program administrator when air miles are redeemed. In determining the liability, we estimate the expected future redemption rate and apply the cost of expected redemptions. Our estimate of the expected future redemption rate is based on a statistical analysis of past customer behaviour. Changes in actual redemption rates may cause future assessments of the liability to be different from the current assessment, resulting in an increase or decrease in the liability. Changes in redemption rates can result from factors such as shifts in customer behaviour, types of rewards offered and general economic conditions. If our estimate of the redemption rate increased by 1 percentage point, our annual card fee revenue would decrease by approximately $12 million. During fiscal 2007, we increased the liability related to future customer redemptions by $185 million ($120 million after-tax).
          Additional information regarding our accounting for our customer loyalty program is included in Note 16 on page 117 of the financial statements.
Income Taxes
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Shareholders’ Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.
          Additional information regarding our accounting for income taxes is included in Note 24 on page 128 of the financial statements.

62  BMO Financial Group 190th Annual Report 2007

Goodwill and Intangible Assets
Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the fair value of each group of businesses to ensure that the fair value of the group is greater than its carrying value. If the carrying value exceeds the fair value of the group, a more detailed goodwill impairment assessment would have to be undertaken. In determining fair value, we use valuation models that use analysis of discounted cash flows, price-to-earnings ratios and other multiples. Management must exercise judgment and make assumptions in determining fair value, and different judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. At October 31, 2007, the estimated fair value of each of our groups of businesses was significantly greater than its carrying value. In fact, the estimated fair value of any of our groups of businesses would have to decline by more than 30% before a detailed impairment assessment would be triggered.
          Intangible assets are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending upon the nature of the asset. There are no intangible assets with indefinite lives. We test intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. No such impairment has been identified for the years ended October 31, 2007, 2006 and 2005.
          Additional information regarding the composition of goodwill and intangible assets is included in Note 13 on page 115 of the financial statements.
Contingent Liabilities
BMO and its subsidiaries are involved in various legal actions in the ordinary course of business.
          Contingent litigation loss provisions are recorded when it becomes likely that BMO will incur a loss and the amount can be reasonably estimated. BMO’s management and internal and external experts are involved in assessing any likelihood and in estimating any amounts involved. The actual costs of resolving these claims may be substantially higher or lower than the amounts provided. Additional information regarding contingent liabilities is included in Note 28 on page 132 of the financial statements.

Changes in Accounting Policies in 2007
Financial Instruments, Hedges and Comprehensive Income
On November 1, 2006, we adopted the CICA’s new accounting requirements for securities, hedging derivatives and certain other financial instruments. Under these new rules, we are required to measure certain securities and hedging derivatives at fair value and include a new section in Shareholders’ Equity, called Accumulated Other Comprehensive Income (Loss), to report unrealized gains or losses related to certain available-for-sale securities and cash flow hedges and foreign exchange gains or losses on our net investment in foreign operations.
          Certain of our available-for-sale securities (previously referred to as investment securities) are recorded at fair value under the new rules. Unrealized gains or losses are deferred in Accumulated Other Comprehensive Income (Loss) until the securities are sold or there is impairment that is to be considered other than temporary. It is only at that time that any gain or loss is recorded in net income. Securities whose sale is restricted, or that are not traded in an active market, are also included in available-for-sale securities, but continue to be recorded at cost. The new rules do not affect accounting for our merchant banking investments or investments in corporate equity where we exercise significant influence, but not control.
          All of our hedging derivatives are recorded at fair value under the new rules, but changes in fair value only impact net income to the extent that they do not perfectly offset changes in the fair value of the item that we are hedging (hedge ineffectiveness). Any hedge ineffectiveness is recorded in net income. Our hedging programs are such that hedging derivatives should very closely match the items that they hedge and, as a result, we do not expect a significant amount of hedge ineffectiveness to arise.
          Unrealized gains and losses on equity securities included in Accumulated Other Comprehensive Income (Loss) are now included in our Tier 1 and Total Capital Ratios. The impact was insignificant at October 31, 2007. Foreign exchange gains or losses related to the translation of our net investment in foreign operations, which were also reported in Shareholders’ Equity in prior periods, continue to be included in the determination of our capital ratios.
          Total Accumulated Other Comprehensive Income (Loss) is included in Shareholders’ Equity for purposes of calculating return on equity, which resulted in an insignificant increase in the return for 2007.
          For details of the specific accounting changes and related impacts, refer to Notes 1, 3, 4, 9 and 15 to the financial statements.

Future Changes in Accounting Policies
Financial Instruments – Disclosure and Presentation
Effective for the fiscal year ending October 31, 2008, BMO will adopt the CICA’s new handbook requirements regarding the disclosure and presentation of financial instruments. The new requirements are intended to enhance financial statement users’ ability to evaluate the significance of financial instruments to an enterprise and the exposures inherent within these instruments, and to understand the entity’s ongoing management of such exposures.

Capital Disclosures
Consistent with enhancing disclosures on risk and management of risk, BMO will adopt the CICA’s new handbook section establishing requirements to disclose both qualitative and quantitative information on capital management. This disclosure requirement is intended to enhance a reader’s evaluation of an entity’s objectives, policies and procedures related to ongoing capital management.

  BMO Financial Group 190th Annual Report 2007  63

Management’s Discussion and Analysis
Management’s Annual Report on Disclosure Controls and Procedures
and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President & Chief Executive Officer (CEO) and the Executive Vice-President Finance and Treasurer and Acting Chief Financial Officer (Acting CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.
          An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of October 31, 2007, by and under the supervision of BMO Financial Group’s management, including the CEO and the Acting CFO. Based on this evaluation, the CEO and the Acting CFO have concluded that, as of October 31, 2007, our disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO Financial Group.
          BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          BMO Financial Group’s management, including the CEO and the Acting CFO, has evaluated the effectiveness of our internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of October 31, 2007.
          BMO Financial Group’s auditors, KPMG LLP (Shareholders’ Auditors), an independent registered public accounting firm, has issued an audit report on our internal control over financial reporting. This audit report appears on page 91.
Changes in Internal Control over Financial Reporting
In connection with BMO Financial Group’s review of its losses in its commodities trading business, BMO determined at the end of the second quarter of 2007 that a more appropriate market-based methodology should be used for valuing the commodities portfolio and that the independent price verification processes previously performed by BMO failed to identify price discrepancies. These factors, together with increased concerns with the reliability of quotes from BMO’s principal broker used in the first quarter valuation, resulted in the restatement of BMO’s previously reported financial statements for the quarter ended January 31, 2007.
          In light of the foregoing, BMO made the following changes in the second, third and fourth quarters:
•	placed two of our commodities professionals on leave.
Those individuals are no longer employed by BMO;
•	changed reporting lines within BMO Capital Markets for the commodities business, appointed a new head of energy trading and hired additional key personnel;
•	suspended our business relationship with the principal broker used in the first quarter valuation;
•	changed our independent price verification process to incorporate a more appropriate market-based valuation methodology for determining ongoing mark-to-market valuation of the commodities portfolio; and
•	increased management oversight, implemented new risk limits and reduced existing risk limits.
Except for the above changes, there were no changes in our internal control over financial reporting in fiscal 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Pre-Approval of Shareholders’ Auditors’
Services and Fees
Pre-approval Policies and Procedures
As part of BMO Financial Group’s corporate governance practices, the Board ensures the strict application of BMO’s corporate policy limiting the services provided by the Shareholders’ Auditors that are not related to their role as auditors. All services provided by the Shareholders’ Auditors are pre-approved by the Audit Committee as they arise, or through an annual pre-approval of amounts for specific types of services. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.
Shareholders’ Auditors’ Fees
Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2007 and 2006 were as follows:

Fees ($ millions) (1)	2007	2006

Audit fees	12.0	10.7
Audit-related fees (2)	0.1	0.1
Tax fees	–	–
All other fees (3)	0.1	0.5

Total	12.2	11.3

(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission definitions.

(2)	Audit-related fees for 2007 relate to fees paid for accounting advice and specified procedures on our Proxy Circular. Audit-related fees for 2006 relate to the same services provided in 2007 as well as fees paid for translation services.

(3)	All other fees for 2007 and 2006 relate to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. Also included in 2006 are corporate recovery services that were grandfathered when BMO’s Auditor Independence Policy came into effect.

64  BMO Financial Group 190th Annual Report 2007

Enterprise-Wide Risk Management
BMO Financial Group has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. These risks are classified as credit and counterparty, market, liquidity and funding, operational, business, reputation and environmental risk.
BMO’s risk management framework guides our risk-taking activities and ensures that they are aligned with client needs, shareholder expectations and regulatory requirements. The framework provides for not only the direct management of each individual risk type but also the management of risks on an integrated basis. It consists of comprehensive risk governance, effective processes and models, and qualified risk professionals.
Comprehensive Risk Governance
BMO’s risk governance structure promotes making sound business decisions by balancing risk and reward. It promotes revenue-generating activities consistent with our standards and risk tolerance levels and drives the maximization of long-term shareholder return.
          Our comprehensive risk governance structure (see box below) includes a body of corporate policies approved by the Board of Directors or its committees, as well as supporting corporate standards and operating procedures. These are reviewed on a regular basis to ensure that they provide effective guidance for the governance of our risk-taking activities. In each line of business, management ensures that governance activities, controls and management processes and procedures are consistent with our overall risk management framework.
          Risk limits, which define BMO’s risk tolerance, are reviewed and approved annually by the Risk Review Committee of the Board for:
•	credit and counterparty risk – limits on country, industry, portfolio/product segments, group and single-name exposures;
•	market risk – limits on Market Value Exposure (MVE), Earnings Volatility (EV) and stress testing exposures; and
•	liquidity and funding risk – limits on minimum levels of liquid assets and asset pledging, and guidelines approved by senior management for liability diversification and credit and liquidity commitments.
These risk limits generally encompass both on- and off-balance sheet arrangements.
          Individual governance committees further establish and monitor comprehensive risk management limits consistent with and subordinate to the Board-approved limits. Loss limits are also in place, providing an early warning mechanism to effectively address potential loss situations.

Risk Review Committee of the Board of Directors (RRC) assists the Board in fulfilling its oversight responsibilities in relation to BMO’s identification and management of risk, adherence to internal risk management policies and procedures, and compliance with risk-related regulatory requirements.
Audit Committee of the Board of Directors independently monitors and reports to the Board of Directors on the effectiveness of disclosure controls and procedures and internal controls, including internal control over financial reporting.
The President and Chief Executive Officer (CEO) is directly accountable to the Board for all of BMO’s risk-taking activities. Risk Management Committee and its sub-committees as well as Enterprise Risk and Portfolio Management support the CEO.
Risk Management Committee (RMC), BMO’s senior risk committee, reviews and discusses significant risk issues and action plans that arise in executing the enterprise-wide strategy. RMC ensures that risk oversight and governance occur at the highest levels of management.
RMC Sub-committees have oversight responsibility for management strategy, governance, risk measurement and contingency planning. RMC and its sub-committees ensure that the risks incurred across the enterprise are consistent with strategy and are identified, measured, monitored and reported in accordance with policy and within delegated limits.
Enterprise Risk and Portfolio Management (ER&PM) encompasses credit adjudication and oversight as well as the management and oversight of the operational and market risk functions. It ensures consistency of risk management practices and standards across the enterprise. ER&PM facilitates a disciplined approach to risk-taking through the execution of transactional and portfolio management, policy formulation, risk reporting, modelling, vetting and risk education responsibilities. This ensures corporate objectives are met while risks taken are consistent with BMO’s risk tolerance.
Business Units own and are responsible for managing risk within their respective business unit. They do this by ensuring that policies, processes and internal controls are in place and by escalating significant risk issues.

  BMO Financial Group 190th Annual Report 2007  65

Management’s Discussion and Analysis
          During the year, we recorded losses in our commodities trading business, and we have now taken a number of steps to significantly reduce the size of the portfolio and its risk. We have reduced certain limits and increased the number of risk measures with limits for our commodities book. Step-down and target limits were established for identified measures, and we are on track with several of the measures already within target limits. We expect to achieve the remaining desired risk reduction in the book through the ongoing trading activity of the business, as we continue to reduce the aggregate size of the book. During 2007 we conducted a review of valuation practices across our trading books. Further information on commodity-related matters can be found in the Market Risk discussion beginning on page 68.
Effective Processes and Models
Rigorous processes, periodically reviewed by Corporate Audit Division, are used across BMO to:
•	develop policies and limits for approval by senior management and the appropriate governance committees;
•	monitor compliance with policies and limits;
•	maintain contingency plans;
•	track variables for changing risk conditions; and
•	provide timely reports to senior management and the appropriate governance committees.
Models used range from the very simple to those that value complex transactions or involve sophisticated portfolio and capital management methodologies. These models are used to guide strategic decisions and to assist in making daily lending, trading, underwriting, funding, investment and operational decisions. Models have also been developed to measure exposure to specific risks and to measure total risk on an integrated basis, using Economic Capital. We have strong controls over the development, implementation and application of these models, which are subject to a periodic independent model risk vetting process.
          BMO also utilizes various processes and models within risk types to:
•	assess the correlation of credit risks before authorizing new exposures;
•	measure and value portfolio exposures and calculate related market risk exposure;
•	measure the operational and business risk for each line of business; and
•	estimate liquidity and funding risk based on expected and stressed operating conditions.
Qualified Risk Professionals
Sound enterprise-wide risk management relies upon the competence and experience of our risk professionals to:
•	promote a culture that places high value on disciplined and effective risk management processes and controls;
•	ensure adherence to established risk management standards for the evaluation and acceptance of risk; and
•	apply sound business judgment, using effective business models in decision-making.
To enhance existing risk management capabilities, managers and lenders are offered a progressive curriculum of credit risk courses by BMO’s Institute for Learning. These courses, together with defined job exposures, provide training and practice in sound credit risk management as a prerequisite to the granting of appropriate discretionary lending limits to qualified professionals.
Integrated Risk Management
Integrated Risk Management encourages a strong risk management culture and ensures alignment with BMO’s enterprise-wide strategic goals.
          The management of risk is integrated with our strategy and our management of capital. This ensures that risks incurred in pursuit of BMO’s strategic objectives are consistent with our targets for total shareholder return and credit ratings, as well as our risk tolerance.
          BMO’s risk management is supported by the Initiative Decisioning Process model, which ensures that changes to the enterprise’s risk profile associated with new business initiatives

Target for total shareholder return	Target for credit ratings, given target business mix

ê	ê
BMO’s Risk Tolerance
Approved by the Board of Directors for each major
category of risk and delegated to management
in the lines of business through the CEO
are correctly identified and receive appropriate approvals prior to acceptance or implementation. Risk management is also supported by processes that use enterprise-wide Economic Capital measures, stress testing and scenario analysis to assess the relative magnitude of risks taken and the distribution of those risks across the enterprise’s activities.
          Economic Capital provides a single measure of risk that can be compared across business activities and risk types. It is the foundation for risk-based capital management and permits the cost of capital to be charged to the lines of business. Economic Capital indicates, in terms of capital, the likely magnitude of economic losses that could occur if adverse situations arise and allows returns to be adjusted for risks. Economic Capital is calculated for various types of risk – Credit, Market (trading and non-trading), Operational and Business – where measures are based on a time horizon of one year.

Credit Risk remains the largest component of Economic Capital by risk type.	BMO Capital Markets carried the largest share of Economic Capital in 2007.

Stress testing and scenario analysis assist in measuring the impact on our operations of extreme but plausible operational, political, economic and market events. Scenarios designed in collaboration with our economists, equity research department and business units are based on historical or hypothetical events, a combination thereof, or significant economic developments such as a rapid increase in the value of the Canadian dollar, a real estate downturn or higher energy costs. These tests and analyses are then applied to all significant and relevant risk-taking portfolios across the enterprise. As stipulated by the Basel II Capital Accord, BMO also conducts stress testing of Regulatory Credit Capital across all material portfolios using the Advanced Internal Ratings Based (AIRB) Approach calculation methodology.
          We also conduct ongoing cross-business and wholesale (Corporate and Commercial) stress testing and scenario analysis designed to test BMO’s credit exposures to a specific industry or to several industries that are highly correlated. These tests attempt to gauge the effect of various scenarios on default probabilities and loss rates in the portfolio under review. This provides senior management with significant insight into the sensitivity of our exposures to underlying risk characteristics of specific industries.
Basel II (International Convergence of Capital Measurement and Capital Standards: A Revised Framework)
Framework
The final Basel II Framework was issued by the Basel Committee on Banking Supervision (BCBS) in June 2006. The Framework was developed

66  BMO Financial Group 190th Annual Report 2007

to strengthen the soundness and stability of the international banking system, promote the adoption of stronger risk management practices and develop more risk-sensitive capital requirements. The Framework allows banking enterprises to choose from three increasingly risk-sensitive approaches to the calculation of credit and operational risk regulatory capital requirements, as outlined in the graphic below, and promotes the use of an enterprise’s own internal estimates.

The Basel II Framework introduced the concept of “three pillars” for the reporting and monitoring of risk-based regulatory capital. BMO continues to work towards meeting all of the applicable requirements of the Basel II Framework.
The First Pillar
The first pillar outlines new methodologies to be used in the determination of the minimum capital requirements for credit risk and operational risk.
The Second Pillar
One of the fundamental principles of the second pillar is that banks should have a process for assessing their overall capital adequacy in relation to their risk profile and a strategy for maintaining their capital levels. This process includes addressing all material risks, including risks not captured within the first pillar. Another important principle of the second pillar is that regulators are to evaluate banks’ internal capital adequacy assessments. Banks are expected to maintain capital ratios that exceed the minimum regulatory ratios. Building on the work that we are doing to implement the first pillar, we are reviewing our process for assessing overall capital adequacy in relation to our risk profile.
The Third Pillar
The third pillar delineates the market disclosures required from banks, in order that the market may have better information in regards to the overall risk position of a bank. BMO will be implementing disclosure that complies with the Basel II Framework throughout fiscal 2008.
BMO views Basel II as an important step in the alignment of regulatory and economic capital requirements. We have an integrated enterprise-wide program for managing the implementation of Basel II. Leadership and oversight for Basel II activities are provided by an Executive Steering Committee.
          BMO has filed an application with our regulator, OSFI, to apply the most advanced approach (AIRB) for Credit Risk on our portfolio, except for our subsidiary Harris Bankcorp, Inc., where we have requested a waiver to apply the Standardized Approach. The approval decision from the regulator is pending. We have adopted the Standardized Approach for Operational Risk.

Credit and Counterparty Risk
BMO incurs credit and counterparty risk primarily in its lending activities, including the sale of treasury and other capital markets products and, to a lesser extent, in its holding of investment securities. Effective credit risk management begins with BMO’s experienced and skilled professional lending and credit risk officers, who together operate in a dual control structure to authorize transactions that expose the enterprise to credit risk. These individuals are subject to a rigorous lender qualification process, and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction in accordance with comprehensive corporate policies, standards and procedures governing the conduct of credit risk activities.
          Operating practices include the ongoing monitoring of credit risk exposures and regular portfolio and sector reporting to the Board and senior management committees. Performing accounts are reviewed on a regular basis, with most commercial and corporate accounts reviewed at least annually. The frequency of reviews is increased in accordance with the likelihood and size of potential credit losses, with deteriorating higher-risk situations referred to specialized account management groups for closer attention where appropriate. Corporate Audit Division reviews and tests management processes and controls and samples credit transactions for adherence to credit terms and conditions, and to governing policies, standards and procedures. In addition, BMO carries out regular portfolio sector reviews, including stress testing and scenario analysis based on current, emerging or prospective risks.
          For the consumer and small business portfolios, credit risk models and decision systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to produce optimal credit decisions in an automated environment. The characteristics of both the borrower and the loan, along with past portfolio experience, are used to predict the credit performance of new accounts. Past performance is also used, as appropriate, to predict the likely future behaviour of existing accounts for ongoing credit risk management.
Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. This is the most significant measurable risk that BMO faces.
          For the commercial and corporate portfolios, BMO utilizes an enterprise-wide risk rating framework that applies to all its sovereign, bank, corporate and commercial counterparties. This framework is consistent with the principles of Basel II, under which future minimum regulatory capital requirements for credit risk will be determined. One key element of this framework is the assignment of appropriate borrower risk ratings to help quantify potential credit risk.
          Under BMO’s risk rating framework, a counterparty’s risk rating is assessed using methodologies and rating criteria tailored to the specific risk characteristics of the counterparty, and the resulting rating is then mapped to a predetermined default probability over a one-year time horizon. As counterparties migrate between risk ratings, their probability of default changes. Losses are estimated based on the expected proportion of the exposure that will be at risk if a counterparty default occurs, through an analysis of transaction-specific factors such as the nature and terms of the loan, collateral held and the seniority of our claim. For large corporate transactions, we also utilize unexpected loss models to assess the extent and correlation of risks before authorizing new exposures.
          We employ a disciplined approach to provisioning and loan loss evaluation, with prompt identification of problem loans being a key risk

  BMO Financial Group 190th Annual Report 2007  67

Management’s Discussion and Analysis
management objective. BMO maintains both specific and general allowances for credit losses, the sum of which must always be sufficient to reduce the book value of credit assets to their estimated realizable value. Specific allowances reduce the aggregate carrying value of credit assets where there is evidence of deterioration in credit quality.
          We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, OSFI. The general allowance is reviewed on a quarterly basis and a number of factors are considered when determining the appropriate level of the general allowance. This includes a general allowance model that applies historical expected and unexpected loss rates, based on probabilities of default and loss given default factors, to current balances. For business loans, these historical loss rates are associated with the underlying risk rating of the borrower which is assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. These loss rates are further refined with regard to industry sectors and credit products. For consumer loans, these loss rates are based on historical loss experience for the different portfolios. Model results are then considered along with the level of the existing allowance and management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions.
          We use credit derivative products to enhance the management of our portfolio of credit risk assets, in particular our corporate loan book. In 2007, we were active in the use of single-name credit default swaps to mitigate the credit risk related to specific client credit exposures.
          BMO’s credit risk governance policies ensure that an acceptable level of diversification is maintained at all times. The use of industry structural risk factor limits ensures diversification of risk in the commercial and corporate lending portfolios, and allows us to closely monitor sectors of concern as required. At year-end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-sized businesses.
          Our credit risk management processes are both well-established and effective: In 14 of the past 15 years, BMO’s specific credit losses as a percentage of loans and acceptances, including securities borrowed or purchased under resale agreements, were lower than the average of our Canadian peer group. Over this 15-year period, BMO’s average loss rate was 28 basis points, compared with an average of 47 basis points for our largest peers. These favourable results were achieved in consumer loans, as well as corporate and commercial loans.
          Provisions for credit losses are discussed on page 39. Note 4 on page 101 of the financial statements and Tables 11 to 19 on pages 84 to 87 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses.

Market Risk
BMO incurs market risk in its trading and underwriting activities and structural banking activities.
          As part of our enterprise-wide risk management framework, we employ comprehensive governance and management processes surrounding market risk-taking activities. These include:
•	oversight by senior governance committees, including Market Risk Committee (MRC), Balance Sheet Management Committee (BSMC), RMC and RRC;
•	independent market risk oversight functions;
•	processes for the valuation of trading positions and the measurement of market risks, which are linked to the allocation of Economic Capital;
•	a well-developed limit-setting and monitoring process;
•	effective controls over processes and models used; and
•	a framework of scenario and stress tests for worst-case events.
BMO’s primary market risk measures are Market Value Exposure (MVE) and Earnings Volatility (EV). The aggregate market value and earnings volatility exposures at October 31, 2007 are summarized in the following table. Total MVE has decreased over the past year largely as a result of lower modelled structural interest rate volatility. Interest rate volatility is derived from 10 years of historical data that in fiscal 2007 excludes the high volatility associated with fiscal 1997. Total EV has decreased relative to last year, mainly due to reduced exposure in the commodity portfolios coupled with reduced interest rate exposure in the mark-to-market and accrual accounted money market portfolios.
Aggregate MVE and EV for Trading and Underwriting
and Structural Positions ($ millions)*

As at October 31, 2007	Market value		12-month
(After-tax Canadian equivalent)	exposure		earnings volatility

	2007	2006	2007	2006

Trading and Underwriting	(18.2)	(23.4)	(12.6)	(17.5)
Structural	(249.9)	(267.0)	(24.2)	(24.1)

Total	(268.1)	(290.4)	(36.8)	(41.6)

*	Measured at a 99% confidence interval.

Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default.

Market Value Exposure (MVE) is a measure of the adverse impact of changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and composition of the portfolios to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of Value at Risk and Issuer Risk.
Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period.
Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, equity and commodity prices and their implied volatilities. This measure calculates the maximum likely loss from portfolios, over a specified holding period, measured at a 99% confidence level.
Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of fixed income instruments and similar securities. Issuer risk is measured at a 99% confidence level over a specified holding period.

68  BMO Financial Group 190th Annual Report 2007

Trading and Underwriting Market Risk
BMO’s Market Risk group provides oversight of trading and underwriting portfolios by ensuring:
•	market risk of trading and underwriting portfolios is measured and modelled in compliance with corporate policies and standards;
•	risk profiles of our trading and underwriting portfolios are maintained within our risk appetite, and are monitored and reported to traders, senior executives, management and board committees;
•	proactive identification and reporting to senior executives, management and board committees of specific exposures or other factors that expose BMO to unusual, unexpected, inappropriate or otherwise not fully identified or quantified risks associated with market or traded credit exposures;
•	all individuals authorized to execute trading and underwriting transactions on behalf of BMO are appropriately informed of BMO’s risk-taking governance, authority structure, procedures and processes by providing access to and guidance on the relevant corporate policies and standards.
Within Market Risk, the Valuation Product Control group checks whether the valuation of all trading and underwriting portfolios within BMO is materially accurate by:
•	developing and maintaining valuation adjustment/reserve policies and procedures in accordance with regulatory requirements and GAAP;
•	establishing official rate sources for valuation of mark-to-market portfolios;
•	providing an independent review of trading books where trader prices are used for valuation of mark-to-market portfolios.
At minimum, the following major categories of valuation reserves are considered when determining appropriate valuation adjustment/reserve levels: unearned credit spreads, close-out costs, administrative costs, liquidity and model risk. Senior management and executives are advised of, and acknowledge all valuation adjustments/reserves on a monthly basis.
          Our models are used to determine market risk economic capital for each of the lines of business and to determine regulatory capital. For capital calculation purposes, longer holding periods and/or higher confidence levels are used than are employed for day-to-day risk management. Models used to determine EV exposures are the same as or similar to those used to determine VaR exposures. Prior to use, models are subject to review under the Model Risk Corporate Standard by our Model Risk & Vetting group. The Model Risk Corporate Standard articulates minimum acceptable requirements for the identification, assessment, monitoring and management of models and model risk throughout the enterprise.
          During 2007, we incurred unacceptably high commodities losses. We have made improvements to our independent price verification process with the inclusion of multi-contributor prices for the valuation of the commodities portfolio. Risk controls have been augmented and the level of risk within the portfolio has been reduced. A review of valuation practices across trading books was conducted during the third quarter.
          BMO measures the risk of trading and underwriting portfolios that meet our criteria for trading book regulatory capital treatment using an internal models approach, as well as the risk of money market portfolios that are subject to accrual accounting rules under GAAP and are accorded banking book regulatory capital treatment.
          For trading and underwriting portfolios covered by the internal models approach, VaR is computed using BMO’s Comprehensive Value at Risk model. Our Comprehensive Value at Risk model is a Monte Carlo scenario simulation model, and its output is used for market risk management and reporting of exposures. The model computes 1-day VaR results using a 99% confidence interval and reflects the correlations between the different classes of market risk factors. For money market accrual portfolios, VaR is computed using an Analytic Value at Risk approach.
          In the fourth quarter, BMO recorded valuation adjustments related to the deterioration in capital markets. Details of these valuation adjustments and other charges can be found in the Trading-Related Revenue section on page 38 and the BMO Capital Markets section on page 53.
          Market risk exposures arising from trading and underwriting activities are summarized in the following table. Trading and underwriting Market Value Exposure has decreased year over year, mainly due to reduced exposure in the commodity portfolios coupled with reduced interest rate exposure in the mark-to-market and accrual accounted money market portfolios.
Total Trading and Underwriting MVE Summary ($ millions)*

For the year ended October 31, 2007
(pre-tax Canadian equivalent)	Year-end	Average	High	Low

Commodity risk	(2.7)	(6.4)	(16.8)	(2.7)
Equity risk	(9.5)	(10.2)	(17.7)	(5.1)
Foreign exchange risk	(0.9)	(1.2)	(5.6)	(0.2)
Interest rate risk (mark-to-market)	(4.7)	(5.8)	(14.3)	(2.3)
Diversification	3.8	7.7	12.6	2.8

Comprehensive risk	(14.0)	(15.9)	(25.7)	(8.0)
Interest rate risk (accrual)	(9.1)	(17.4)	(26.8)	(8.6)
Issuer risk	(4.9)	(5.2)	(9.0)	(3.2)

Total MVE	(28.0)	(38.5)	(51.2)	(27.9)

For the year ended October 31, 2006
(pre-tax Canadian equivalent)	Year-end	Average	High	Low

Commodity risk	(8.4)	(5.9)	(13.8)	(1.5)
Equity risk	(9.8)	(4.6)	(10.5)	(2.6)
Foreign exchange risk	(3.3)	(1.4)	(5.1)	(0.1)
Interest rate risk (mark-to-market)	(7.1)	(4.0)	(9.8)	(1.9)

Diversification	10.4	6.7	12.4	3.7

Comprehensive risk	(18.2)	(9.2)	(19.1)	(4.2)
Interest rate risk (accrual)	(12.0)	(10.8)	(34.7)	(5.6)
Issuer risk	(5.8)	(4.7)	(8.3)	(2.8)

Total MVE	(36.0)	(24.7)	(53.3)	(16.2)

*One-day measure using a 99% confidence interval.

(1)	January 31, 2007: Primarily reflects the restatement of $(509) million made to first quarter results to reflect the impact of a more appropriate market-based valuation methodology applied to our commodities portfolio. Daily Net Revenue ($506) million.
(2)	May 31, 2007: Primarily reflects the impact of a more appropriate market-based valuation methodology applied to our commodities portfolio. Daily Net Revenue $182 million.
(3)	July 24, 2007: Primarily reflects losses taken to neutralize a large proprietary position in the commodities book. The loss reported excludes valuation adjustments related to these positions. Daily Net Revenue ($250) million.
(4)	July 31, 2007: Primarily reflects the recognition of the reversal of valuation adjustments related to the commodity positions that were neutralized on July 24, 2007. Daily Net Revenue $229 million.
(5)	August 31, 2007: Primarily reflects valuation adjustments on trading and structured credit related positions. Daily Net Revenue ($80) million.
(6)	October 31, 2007: Primarily reflects valuation adjustments of approximately $(135) million on Canadian asset-backed commercial paper. Daily Net Revenue ($117) million.

  BMO Financial Group 190th Annual Report 2007  69

Management’s Discussion and Analysis

The distribution of our daily net revenue for the portfolios has been impacted by restatements to our commodities business and periodic valuation adjustments as outlined in the notes to the preceding Trading and Underwriting Net Revenues versus Market Value Exposure graph.
Trading revenues include amounts from all trading and underwriting activities, whether accounted for on a mark-to-market basis or an accrual basis, as well as certain fees and commissions directly related to those activities.
          We use a variety of methods to ensure the integrity of our risk models, including the application of backtesting against hypothetical losses. This process assumes there are no changes in the previous day’s closing positions. The process then isolates the effects of each day’s price movements against these closing positions. Models are validated by assessing how often the calculated hypothetical losses exceed the MVE measure over a defined period. Results of this testing confirm the reliability of our models.
          The models used to measure market risks are effective at measuring risks under normal market conditions. In addition, we perform scenario analysis and probabilistic stress testing on a daily basis to determine the impact of unusual and/or unexpected market changes on our portfolios. As well, historical and event stresses are tested on a weekly basis. Scenarios are amended, added or deleted, to better reflect changes in underlying market conditions. The results are reported to the line of business, MRC, RMC and RRC on a regular basis.
Structural Market Risk
Structural market risk is comprised of interest rate risk arising from our banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations. Structural market risk is managed by BMO’s Corporate Treasury in support of stable, high-quality earnings, and maximization of sustainable product spreads.
          Structural interest rate risk arises primarily from interest rate mismatches and embedded options. Interest rate mismatches result from differences in the scheduled maturity or repricing dates of assets, liabilities and off-balance sheet items. Embedded option risk results from product features that allow customers to modify scheduled maturity or repricing dates. Embedded options include loan prepayment and deposit redemption privileges and committed rates on unadvanced mortgages. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target duration, which is currently between two and three years, while embedded options are managed to low risk levels. The interest rate mismatch is primarily managed with interest rate swaps and securities. Embedded option exposures are managed by purchasing options or through a dynamic hedging process.
          Structural foreign exchange risk arises primarily from translation risk associated with the net investment in our U.S. operations, and from transaction risk associated with our U.S.-dollar-denominated net income. Translation risk is managed by funding our net U.S. investment in U.S. dollars. Transaction risk is managed by entering into foreign exchange forward contract hedges each quarter that are expected to partially offset the effects of Canadian/U.S. dollar exchange rate fluctuations on the quarter’s net income. The impact of exchange rate fluctuations on BMO’s 2007 net income is reviewed on page 35.
          Structural MVE and EV measures both reflect holding periods of between one and three months and incorporate the impact of correlation between market variables. Structural MVE (see page 68) has decreased in fiscal 2007 as a result of lower modelled interest rate volatility. Interest rate volatility is derived from 10 years of historical data that in fiscal 2007 excludes the high volatility associated with fiscal 1997. EV continues to be managed to low levels.
          In addition to MVE and EV, we use simulations, sensitivity analysis, stress testing and gap analysis to measure and manage interest rate risk. Gap analysis is disclosed in Note 20 on page 119 of the financial statements.
          Structural interest rate sensitivity to an immediate parallel increase or decrease of 100 and 200 basis points in the yield curve is disclosed in the table below. This sensitivity analysis is performed and disclosed by many financial institutions and facilitates comparison with our peer group.
Structural Interest Rate Sensitivity ($ millions)*

After-tax Canadian equivalent	As at October 31, 2007		As at October 31, 2006

	Economic	12 month	Economic	12-month
	value	earnings	value	earnings
	sensitivity	sensitivity	sensitivity	sensitivity

100 basis point increase	(241.1)	6.6	(237.4)	10.9
100 basis point decrease	180.1	(15.4)	181.6	(10.5)

200 basis point increase	(516.6)	0.4	(508.0)	12.1

200 basis point decrease	318.6	(17.0)	318.3	(4.1)

*Exposures are in brackets and benefits are represented by positive amounts.
Models used to measure structural market risk project how interest rates and foreign exchange rates may change and predict how customers would likely react to the changes. For customer loans and deposits with scheduled maturity and repricing dates (e.g. mortgages and term deposits), our models measure how customers use embedded options to modify those terms. For customer loans and deposits without scheduled maturity and repricing dates (e.g. credit card loans and chequing accounts), our models impute a maturity profile that considers pricing and volume strategies and is reflective of the associated uncertainties. These models have been developed using statistical analysis and are validated through regular model vetting and backtesting processes and ongoing dialogue with the lines of business. Models used to predict consumer behaviour are also used in support of product pricing and performance measurement.

70  BMO Financial Group 190th Annual Report 2007

Liquidity and Funding Risk
Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
          It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.
          Our liquidity and funding risk management framework includes:
•	oversight by senior governance committees, including the BSMC, RMC and RRC;
•	an independent oversight group within Corporate Treasury;
•	an RRC-approved limit structure to support risk management;
•	effective processes and models to monitor and manage risk;
•	strong controls over processes and models and their uses;
•	a framework of scenario tests for stressed operating conditions; and
•	contingency plans to facilitate managing through a disruption.
Data provided in this section reflect BMO’s consolidated position. BMO subsidiaries include regulated and foreign entities, and therefore movements of funds between companies in the corporate group are subject to the liquidity, funding and capital adequacy considerations of the subsidiaries, as well as tax considerations. Such matters do not materially affect BMO’s liquidity and funding.
          BMO’s liquidity and funding position remains sound and there are no trends, demands, commitments, events or uncertainties that are reasonably likely to materially affect the position.
          We actively manage liquidity and funding risk globally by holding liquid assets in excess of an established minimum level at all times. Liquid assets include unencumbered, high credit-quality assets that are marketable, can be pledged as security for borrowings, or mature in a time frame that meets our liquidity and funding requirements. Liquid assets are held both in our trading businesses and in supplemental liquidity pools. Liquidity and funding requirements consist of expected and potential cash outflows. These arise from obligations to repay deposits that are withdrawn or not renewed, and from the need to fund asset growth, strategic investments, drawdowns on credit and liquidity facilities and purchases of collateral for pledging. Liquidity and funding requirements are assessed under expected and stressed economic, market, political and enterprise-specific environments, which determines the minimum amount of liquid assets to be held at all times.
          Three of the measures we use to evaluate liquidity and funding risk are the liquidity ratio, the level of core deposits, and the customer deposits and capital to loans ratio. The liquidity ratio represents the sum of cash resources and securities as a percentage of total assets. This ratio provides an assessment of the extent to which assets can be readily converted into cash or cash substitutes to meet financial commitments, as cash resources and securities are more liquid than loans. BMO’s liquidity ratio at October 31, 2007 was 33.1%, up from 27.2% at October 31, 2006. The increase in the ratio reflects a strong liquidity position.
          Cash and securities totalled $121.2 billion at the end of the year, up $34.2 billion from $87.0 billion in 2006, while total assets increased $46.5 billion to $366.5 billion.
          Liquidity provided by cash and securities is supplemented by securities purchased under resale agreements, which also can be readily converted into cash or cash substitutes to meet financial commitments. Securities borrowed or purchased under resale agreements totalled $37.1 billion at the end of the year, up from $31.4 billion in 2006.

Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.
          In the ordinary course of business, a portion of cash, securities and securities borrowed or purchased under resale agreements is pledged as collateral to support trading activities and participation in clearing and payment systems, in Canada and abroad. At October 31, 2007, $29.9 billion of cash and securities and $25.5 billion of securities borrowed or purchased under resale agreements had been pledged, compared with $25.9 billion and $25.4 billion, respectively, in 2006. These changes were primarily driven by trading activities. In addition, BMO is a party to certain agreements that could require incremental collateral under certain circumstances. These potential incremental collateral requirements are not material. Additional information on cash and securities can be found in Table 5 on page 79 and in Notes 2 and 3 on page 97 of the financial statements.
          Core deposits are comprised of customer operating and savings deposits and smaller fixed-date deposits (less than or equal to $100,000). Canadian dollar core deposits totalled $75.9 billion at the end of the year, up from $73.3 billion in 2006, and U.S. dollar and other currency core deposits totalled US$25.1 billion, up from US$22.4 billion in 2006. In addition, larger fixed-date customer deposits (excluding wholesale customers) totalled $22.1 billion at the end of the year, up from $20.3 billion in 2006. Total deposits increased $28.2 billion at the end of the year to $232.0 billion in 2006. The increase in total deposits reflects an increase in core and non-core deposits to fund loan and trading securities growth and to support the continued strengthening of our liquidity position.
          Our large base of customer deposits, along with our strong capital base reduces our level of wholesale funding. Customer deposits and capital equals 93.3% of loans (excluding securities borrowed or purchased under resale agreements) at the end of the year, up from 89.9% in the prior year. Wholesale funding used to support loans is primarily longer-term (typically two to ten years in maturity term) to better match the maturity of loans. Our wholesale funding is diversified through guidelines by customer, type, market, maturity term, currency and geography. Information on deposit maturities can be found in Table 24 on page 89.
          Our liquidity and funding position could potentially be affected by off-balance sheet arrangements and other credit instruments through our obligation to fund drawdowns. These exposures are captured within our risk management framework.

The ratio reflects a strong funding base.	Core deposits provide a solid liquidity position.

  BMO Financial Group 190th Annual Report 2007  71

Management’s Discussion and Analysis
Operational Risk
Operational risk is inherent in all business activities. Operational risk can never be entirely eliminated; however, shareholder value can be preserved and enhanced by managing, mitigating and, in some cases, insuring against operational risk.
          To achieve this goal, BMO has developed an Operational Risk Management Framework (ORMF), which includes identification, measurement, management, monitoring, Economic Capital attribution and risk control and mitigation elements. A variety of underlying processes and controls have been developed as part of this framework. These include risk and control self-assessments, business contingency plans, event management, change management, outsourcing management and acquisition and integration management.
          BMO’s operational risk governance structure includes the Operational Risk Committee (ORC), a sub-committee of Risk Management Committee (RMC). ORC has oversight responsibility for operational risk strategy and governance. It provides advice and guidance to the lines of business on operational risk assessments, measurement and mitigation, and related monitoring and change initiatives.
          BMO’s intention is to make operational risk, like all other risks, transparent throughout the enterprise. Therefore, this framework includes regular reporting of relevant operational risk management activities and processes to senior line and corporate management, ORC, RMC and the Board of Directors. Operational risk events that occur within the Credit, Market or Liquidity Risk frameworks are managed within their respective framework.
Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.
          Each line of business is responsible for using the aforementioned framework processes and control programs to manage its operational risk within the guidance provided by corporate policy and standards. To ensure that all operational risks to which a line of business is exposed are adequately managed, specialized functions are also involved in the management of risks as appropriate, including Finance, Taxation, Legal, Compliance, Privacy, Human Resources and Technology and Operations. BMO has established an Enterprise Operational Risk Management group that develops the ORMF, codifies the ORMF within corporate policy, oversees the risk assessment methodology and defines the reporting requirements.
          BMO purchases insurance in such amounts and in such areas as will provide protection against unexpected material loss and when insurance is required by law, regulatory requirement or contractual agreement.
          Under Basel II methodologies, BMO is implementing the Standardized Approach (TSA) for the calculation of operational risk regulatory capital requirements enterprise-wide. TSA processes and capital measures have been implemented at both the consolidated bank and applicable legal entity levels. BMO will not use partial applications of the Basic or Advanced Measurement Approach.

Business Risk
Business Risk due to Operational Failure
Business risk due to operational failure is the risk of losses or reductions in revenue arising from the indirect effects of operational risks, including reputation risk. In 2006, it was reclassified to the Business Risk category to align operational risk capital measures with the Basel II Standardized Approach. BMO attributes economic capital for this risk to the business units using a scenario-based model and reports this capital as a component of business economic capital.
Business Risk due to Earnings Volatility
Business risk due to earnings volatility measures the risk that volumes will decrease or margins will shrink with no opportunity being available to offset the revenue declines with a reduction in costs. BMO faces many risks that are similar to those faced by non-financial firms, principally that our profitability, and hence value, may be eroded by changes in the business environment or by failures of

Business risk is the risk associated with specific business activities of a company as they might affect the earnings of that company. BMO recognizes two distinct types of business risk: business risk due to operational failure and business risk due to earnings volatility.
strategy or execution. Sources of these risks include volatile economic market activity, changing client expectations, adverse business developments and relatively ineffective responses to industry changes. Risks to BMO’s margins and volumes are categorized as business risk due to earnings volatility. In line with our standard practice of regularly evaluating methodologies, our business risk methodologies will be reviewed during fiscal 2008.

72  BMO Financial Group 190th Annual Report 2007

Reputation Risk
BMO’s reputation is one of its most valuable assets. Key to effectively building and maintaining BMO’s reputation is fostering a business culture that:
•	incorporates integrity and ethical conduct as core values; and
•	promotes a conviction that every business decision must reflect the enterprise’s core ethical values.
The potential for damage to our corporate reputation exists in every business decision. Therefore, we believe that active, ongoing and effective management of reputation risk is best conducted through integration of explicit assessments of reputation risk into strategy development, operational implementation and transactional decision-making. Reputation risk is also managed through our corporate governance practices, code of conduct and risk
Reputation risk is the risk of negative impacts resulting from the deterioration of BMO’s reputation with key stakeholders. These impacts include revenue loss, reductions in our customer or client base and declines in BMO’s share price.
management framework. It is the responsibility of all employees to conduct themselves in accordance with FirstPrinciples, BMO’s code of conduct, and thus build and maintain BMO’s reputation.
          The Reputation Risk Management Committee considers potential reputation risks to the enterprise, specifically reviewing complex credit and structured financings as required.

Environmental Risk
At BMO, we are very conscious of the emerging issues and risks associated with the environment and in particular, climate change. In 2007, we commissioned a benchmarking study in order to assess how best to address the issues relating to climate change. As a result, we have identified best practices of other financial institutions and are using these insights to enhance our own practices.
          We are addressing climate change through a series of internal operating initiatives designed to reduce our impact on the environment. The key areas of focus for reduction are energy, paper products usage, and business travel.
          Within our credit risk management policies and processes, we have a strong foundation for identifying, reviewing and managing environmental, social and governance issues related to lending transactions. We consistently apply the Equator Principles for managing social and environmental issues in project finance and continue to assess the appropriateness of our lending practices with respect to changes in environmental public policy issues and legislation.
          BMO remains committed to the principles of sustainable development and, in particular, to the belief that the quality of our lives improves when economic growth is integrated with respect for the environment.

Environmental risk is the risk of loss or damage to BMO’s reputation resulting from environmental concerns related to BMO or its customers. Environmental risk is often associated with credit and operational risk.

BMO Financial Group 190th Annual Report 2007  73

Management’s Discussion and Analysis
Review of Fourth Quarter Performance
Most of our businesses achieved strong results in the fourth quarter of fiscal 2007 in a difficult capital markets environment. Net income was $452 million, a decrease of $244 million from the fourth quarter of 2006. Summary income statements and data for the quarter and comparative quarters are outlined on page 76. Results reflected $275 million after tax in respect of charges related to deterioration in capital markets, losses in our commodities business, an increase in the general allowance and a restructuring charge. Excluding these significant items, net income was $727 million, an increase of $54 million from a year ago after adjusting for the $23 million impact of a reduction in the general allowance in the prior year.
          Personal and Commercial Banking net income increased $20 million or 7% from a year ago to $316 million. P&C Canada net income increased $12 million or 4% to $284 million. There was good volume growth in a number of product areas but revenues were affected by lower net interest margin, while expenses increased. Results in P&C Canada also included $6 million of net income arising from three items: a $107 million ($83 million after tax) gain on sale of MasterCard International Inc. shares and a $43 million recovery of prior years’ income taxes; less a $185 million ($120 million after tax) adjustment to increase the liability for future redemptions related to our credit card loyalty rewards program.
          P&C U.S. net income increased US$11 million or 51% to US$32 million, due to the First National Bank & Trust acquisition, reduced acquisition integration costs and effective cost control. Results in the quarter were encouraging, reflecting stability in net interest margin relative to preceding quarters. Excluding acquisition integration costs, net income improved for the fourth consecutive quarter, with a cash productivity ratio in the fourth quarter of less than 70% on that basis. The favourable impact of volume growth was largely offset by lower net interest margin.
          Private Client Group net income increased $23 million or 27% to $107 million. Broad-based revenue growth was only partially offset by higher revenue-based costs and costs of investing to drive future revenue growth. Results were strong in the context of softer capital markets conditions in the quarter.
          BMO Capital Markets net income fell by $140 million. Its results were affected by a $318 million ($211 million after tax) charge for certain trading activities and valuation adjustments related to deterioration in capital markets and a $24 million ($16 million after tax) loss in our commodities business. The losses are discussed in more detail on page 38 in the Trading-Related Revenues section. Excluding these significant items, there was favourable performance in a number of areas including lending, foreign exchange trading and commission revenues. It was a challenging quarter for the group and for many other investment banks as concerns over asset quality affected liquidity, credit spreads and valuations. Activity levels were down from the first three quarters of the year in most product areas.
          Corporate Services net income declined $147 million. Results in Corporate Services were negatively affected by a $24 million ($15 million after tax) net restructuring charge and a $50 million ($33 million after tax) increase in the general allowance for credit losses, net of $18 million of prior years’ income tax recoveries. Results in the fourth quarter of 2006 were increased by a $35 million ($23 million after tax) reduction in the general allowance for credit losses and tax benefits from the resolution of certain tax matters, as well as a number of small initiatives.
          The $24 million net restructuring charge comprises a $40 million charge and a recovery of $16 million in respect of the $135 million restructuring charge recorded in the first quarter. Costs of achieving the planned reductions in non-customer-facing positions were lower than anticipated, mostly due to higher redeployment of staff. The fourth quarter charge relates to severance-related costs for approximately 400 positions across the organization.
          Revenue decreased $250 million or 10% from a year ago to $2,244 million. Excluding the impact of significant items, revenue increased $92 million or 3.7% from a year ago.
          Net interest income decreased $8 million or 1% from a year ago to $1,240 million. There was strong growth in BMO Capital Markets, with reduced income in Corporate Services due to lower interest refunds on tax recoveries and lower securitization revenues. Average earning assets increased $51 billion or 19% to $322 billion, primarily due to growth in lower-spread trading products assets and corporate loans in BMO Capital Markets, where average earning assets increased $46 billion. P&C Canada average earning assets increased $5 billion due to loan growth across all products except mortgages, which declined as expected.
          BMO’s overall net interest margin on average earning assets for the fourth quarter of 2007 was 1.53%, or 30 basis points lower than in the fourth quarter of the prior year. The year-over-year decrease of 30 basis points was mainly due to growth in low-spread assets in BMO Capital Markets and its assets comprising a larger share of BMO’s total assets. P&C Canada net interest margin declined 6 basis points due to increased funding costs and competitive pressures on personal and commercial loans, partially offset by increased mortgage spreads and positive product mix effects as deposit growth improved. Net interest margin in P&C U.S. was 23 basis points lower. Its net interest margin has been affected by the continued shift in customer preferences from higher-spread to lower-spread loan and deposit products and by competitive pressures. BMO Capital Markets net interest margin declined 5 basis points due to growth in low-spread assets, including increased levels of high-quality, highly liquid assets.
          Non-interest revenue decreased $242 million or 19% from a year ago to $1,004 million. In the quarter, we recorded $318 million of charges related to the deterioration in the capital markets environment, of which $310 million was recorded in non-interest revenue. This was comprised of a $295 million reduction in non-interest trading revenues and a $15 million reduction in investment securities gains. Non-interest trading revenue decreased $255 million from a year ago. Card services fees decreased $210 million due to the $185 million adjustment to increase the liability for future redemptions related to our credit card loyalty rewards program and the $1.5 billion cards securitization in the fourth quarter of 2006. Investment securities gains increased $102 million due to the $107 million gain on sale of MasterCard shares. There were also increases in securities commissions, lending fees, mutual fund fees and foreign exchange revenues.
          Non-interest expense increased $42 million or 3% from a year ago to $1,655 million. The increase was due to the $24 million net restructuring charge and increases in professional fees, computer costs and promotion, partially offset by reduced performance-based compensation costs. There was an increase in front-line sales and service staff in P&C Canada and Private Client Group but increased salary and benefits costs in those groups were offset by lower costs in Corporate Services. BMO’s productivity ratio was 73.7% in the quarter, compared with 64.6% a year ago. The cash productivity ratio was 73.3%, compared with 64.2% a year ago. The ratios were affected by the charges in the quarter. Excluding significant items, the cash productivity ratio was 62.7%, compared with 64.2% a year ago.
          Credit conditions have deteriorated somewhat from the highly favourable conditions of 2006. The provision for credit losses totalled $151 million in the fourth quarter of 2007, comprised of $101 million of specific provisions and a $50 million increase in the general allowance for credit losses. The provision for credit losses totalled $16 million

74  BMO Financial Group 190th Annual Report 2007

in the fourth quarter of 2006, comprised of $51 million of specific provisions net of a $35 million reduction in the general allowance. Specific provisions in the fourth quarter of 2007 were at their highest level in some time, representing an annualized 19 basis points of average net loans and acceptances, including securities borrowed or purchased under resale agreements. However, almost half of the provision related to a single credit that was designated as impaired in the quarter and largely written off.
          The provision for income taxes declined $183 million from the fourth quarter a year ago and $214 million from the third quarter, to a recovery of $33 million. The effective tax rate for the quarter was a recovery rate of 7.4%, compared with an income tax rate of 17.4% in the fourth quarter a year ago. The favourable tax rate was largely attributable to the resolution of income tax audits resulting in the recovery of prior-period income taxes and a relatively higher proportion of income from lower-tax-rate jurisdictions.

Quarterly Earnings Trends
BMO’s results and performance measures for the past eight quarters are outlined on page 76.
          By focusing on our customers and delivering on our priorities, we were able to build solid momentum over the course of 2006 and 2007. Ending 2007, most of our businesses achieved strong results in the fourth quarter in a difficult capital markets environment.
          BMO’s quarterly earnings, revenue and expense are modestly affected by seasonal factors. Since our second fiscal quarter has 89 days and other quarters have 92 days, second-quarter results are lower relative to other quarters because there are 3 fewer calendar days, and thus fewer business days. The months of July (third quarter) and August (fourth quarter) are typically characterized by lower levels of capital markets activity, which has an effect on results in Private Client Group and BMO Capital Markets. The December holiday season also contributes to a slowdown in some activities; however, credit card purchases are particularly robust in that first-quarter period, as well as in the back-to-school period that falls in our fourth quarter.
          The Canadian dollar strengthened significantly relative to the U.S. dollar in the two most recent quarters, an acceleration of the trend of the last three years. The weakening of the U.S. dollar has dampened revenue and expense growth over the past two years but has had a more modest impact on net income, in part due to our practice of hedging our currency exposure, which is explained on page 35.
          BMO’s provisions for credit losses measured as a percentage of loans and acceptances continues to compare very positively to our Canadian peer group. Quarterly provisions for credit losses have generally started to trend upward, as credit conditions have become more challenging compared to the highly favourable conditions of 2006.
          The effective income tax rate can vary as it depends on timing of resolution of certain tax matters, the impact of initiatives and the relative proportion of earnings attributable to different jurisdictions in which we operate.
          Personal and Commercial Banking earnings have largely trended higher over 2006 and 2007. In 2007, there was strong volume growth and stable margins with moderate increases in expense.
          P&C Canada increased market share in our priority markets and we continue to invest for future growth. P&C Canada’s net interest margin was stable in the latter half of 2006 and into 2007. Interest margin declined in the fourth quarter due to increased funding costs and lower mortgage refinancing fees. Results in the third quarter of 2006 were elevated by the $51 million impact of a gain on the MasterCard IPO and a recovery of prior years’ income taxes. P&C Canada’s revenues were reduced in the fourth quarter of 2007 by the net impact of the $185 million reduction in card fees associated with the adjustment to increase our liability for future redemptions related to our customer loyalty rewards program and the $107 million gain on sale of common shares of MasterCard, as well as reduced securitization revenue. Its results in the most recent quarter also included an income tax recovery of $43 million, which offset the net impact of the card fees adjustment and gain on sale.
          P&C U.S. net income, excluding acquisition integration costs, increased in each quarter of 2007 relative to the preceding quarter with a cash productivity ratio in the fourth quarter of less than 70% on that basis. Net interest margin has stabilized over 2007 with the impact of volume growth offsetting the shift in customer preferences toward lower-spread products and competitive pressures.
          Private Client Group’s results reflect strong momentum in its businesses and outstanding performance. Results have benefited from steady growth in fee-based revenue in full-service investing and in the mutual fund businesses and higher trust and investment revenue. Net income increased in the fourth quarter of 2007 despite softer market conditions.
          BMO Capital Markets earnings in 2007 reflected favourable performance in a number of businesses. Quarterly revenue in 2007 was affected by the commodities losses with the impact diminishing in the fourth quarter as the size and the risk of the portfolio was significantly reduced. Performance-based compensation was lowered in the first two quarters of 2007 as a result of the commodities losses. Revenue in the fourth quarter of 2007 was affected by charges related to deterioration in the capital markets environment. Over the course of 2007, BMO Capital Markets maintained its momentum and focus and continued to demonstrate its Canadian leadership in core high-return fee businesses. Mergers and acquisitions and equity underwriting saw extremely strong performance and there was very strong growth in lending fees and commissions. Trading revenues were particularly high in the first quarter of 2006, returned to more typical levels over the middle of the year and declined in the fourth quarter of 2006. Trading revenues, other than commodities losses, were strong over the first three quarters of 2007 before decreasing significantly in the difficult market conditions in the fourth quarter.
          Corporate Services quarterly net income varies in large part because of our expected loss provisioning methodology and the impact from revenue, expenses and income taxes not attributable to the operating groups. The fourth quarter of 2006 benefited from reduced income taxes, a low provision for credit losses, including the effects of a reduction in the general allowance, and a securitization gain. Results in the first quarter and fourth quarter of 2007 included restructuring charges to improve the efficiency and effectiveness of our organization, including enhancing customer service by investing in front-line sales and service people and simplifying processes across the organization. Results in the fourth quarter were also reduced by a $50 million increase in the general allowance for credit losses.

  BMO Financial Group 190th Annual Report 2007  75

Management’s Discussion and Analysis
Summarized Statement of Income and Quarterly Financial Measures

	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
($ millions)	2007	2007	2007	2007	2006	2006	2006	2006	2007	2006	2005

Net interest income (teb)	1,240	1,301	1,247	1,235	1,248	1,267	1,143	1,213	5,023	4,871	4,906
Non-interest revenue	1,004	1,308	1,324	870	1,246	1,336	1,360	1,299	4,506	5,241	5,052

Total revenue (teb)	2,244	2,609	2,571	2,105	2,494	2,603	2,503	2,512	9,529	10,112	9,958
Provision for credit losses – specific	101	91	59	52	51	42	66	52	303	211	219
Provision for credit losses – general	50	–	–	–	(35)	–	–	–	50	(35)	(40)
Non-interest expense	1,631	1,659	1,614	1,538	1,613	1,600	1,560	1,580	6,442	6,353	6,332
Restructuring charge	24	–	–	135	–	–	–	–	159	–	–

Income before provision for income taxes and non-controlling interest in subsidiaries	438	859	898	380	865	961	877	880	2,575	3,583	3,447
Provision for income taxes (teb)	(33)	181	208	13	150	232	207	255	369	844	993
Non-controlling interest in subsidiaries	19	18	19	19	19	19	19	19	75	76	58

Net income	452	660	671	348	696	710	651	606	2,131	2,663	2,396

Amortization of intangible assets, net of income taxes	9	10	10	9	9	9	9	9	38	36	74
Cash net income	461	670	681	357	705	719	660	615	2,169	2,699	2,470

Taxable equivalent basis (teb) adjustment	44	54	43	39	33	33	30	31	180	127	119
Reported revenue per financial statements	2,200	2,555	2,528	2,066	2,461	2,570	2,473	2,481	9,349	9,985	9,839
Operating group net income:
Personal and Commercial Banking	316	376	351	321	296	377	289	295	1,364	1,257	1,200
Private Client Group	107	105	101	95	84	83	97	91	408	355	314
BMO Capital Markets	48	196	199	(18)	188	203	247	222	425	860	850
Corporate Services, including T&O	(19)	(17)	20	(50)	128	47	18	(2)	(66)	191	32

BMO Financial Group net income	452	660	671	348	696	710	651	606	2,131	2,663	2,396

Information per Common Share ($)
Dividends declared	0.70	0.68	0.68	0.65	0.62	0.62	0.53	0.49	2.71	2.26	1.85
Earnings
Basic	0.89	1.30	1.31	0.68	1.37	1.41	1.28	1.19	4.18	5.25	4.73
Diluted	0.87	1.28	1.29	0.67	1.35	1.38	1.25	1.17	4.11	5.15	4.63
Cash earnings
Basic	0.90	1.32	1.33	0.70	1.40	1.42	1.30	1.21	4.25	5.33	4.88
Diluted	0.89	1.30	1.31	0.68	1.37	1.40	1.27	1.19	4.18	5.23	4.78
Book value	28.29	28.81	28.95	28.90	28.89	28.21	27.47	26.95	28.29	28.89	26.48
Market price
High	67.17	71.35	72.75	72.22	69.55	65.00	70.18	70.24	72.75	70.24	62.44
Low	60.21	66.59	68.29	67.75	62.50	58.58	63.22	56.86	60.21	56.86	53.05
Close	63.00	66.59	69.46	70.01	69.45	63.95	64.67	68.30	63.00	69.45	57.81

Financial Measures (%)
Five-year average annual total shareholder return	14.2	17.2	16.6	17.8	19.1	12.8	16.4	14.2	14.2	19.1	13.8
Dividend yield	4.4	4.1	3.9	3.7	3.6	3.9	3.3	2.9	4.3	3.3	3.2
Diluted earnings per share growth	(35.6)	(7.2)	3.2	(42.7)	5.5	29.0	6.8	5.4	(20.2)	11.2	5.2
Diluted cash earnings per share growth	(35.0)	(7.1)	3.1	(42.9)	3.8	27.3	5.0	3.5	(20.1)	9.4	5.1
Return on equity	12.2	18.0	18.3	9.2	19.4	20.3	19.3	17.8	14.4	19.2	18.8
Cash return on equity	12.5	18.2	18.5	9.5	19.6	20.6	19.6	18.1	14.7	19.5	19.4
Net economic profit growth	(78.1)	(19.8)	(4.2)	(114.6)	(1.0)	59.3	–	(4.5)	(51.0)	10.3	0.1
Net income growth	(35.0)	(7.1)	3.1	(42.5)	4.8	29.8	7.2	5.0	(20.0)	11.2	4.4
Revenue growth	(10.6)	(0.6)	2.3	(16.7)	(6.1)	6.7	3.1	2.9	(6.4)	1.5	5.3
Revenue growth (teb)	(10.1)	0.2	2.8	(16.2)	(5.9)	6.7	3.0	3.0	(5.8)	1.5	5.0
Net interest margin	1.47	1.61	1.65	1.64	1.78	1.84	1.78	1.86	1.59	1.81	1.97
Net interest margin (teb)	1.53	1.68	1.71	1.70	1.83	1.89	1.82	1.91	1.65	1.86	2.02
Productivity ratio	75.2	64.9	63.8	81.0	65.5	62.3	63.1	63.7	70.6	63.6	64.4
Productivity ratio (teb)	73.7	63.6	62.8	79.5	64.6	61.5	62.3	62.9	69.3	62.8	63.6
Cash productivity ratio (teb)	73.3	63.2	62.3	78.9	64.2	61.1	61.9	62.4	68.8	62.4	62.6
Provision for credit losses as a % of average net loans and acceptances	0.29	0.18	0.12	0.10	0.03	0.09	0.14	0.12	0.17	0.09	0.11
Effective tax rate	(19.3)	15.7	19.4	(7.8)	14.1	21.4	20.9	26.4	7.9	20.7	26.3
Effective tax rate (teb)	(7.4)	21.0	23.2	3.3	17.4	24.1	23.6	29.0	14.3	23.6	28.8
Canadian/U.S. dollar average exchange rate ($)	0.999	1.067	1.144	1.162	1.115	1.116	1.141	1.156	1.093	1.132	1.214
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	4.07	3.49	3.86	4.19	3.81	3.86	4.58	4.48	4.07	3.81	4.92
Cash and securities-to-total assets	33.1	31.0	28.6	28.4	27.2	25.2	25.0	26.8	33.1	27.2	26.5
Tier 1 Capital Ratio	9.51	9.29	9.67	9.76	10.22	10.07	10.20	10.41	9.51	10.22	10.30

In the opinion of BMO’s management, information that is derived from unaudited financial information, including information as at and for interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis where appropriate, and all growth rates represent year-over-year growth. Ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.

76  BMO Financial Group 190th Annual Report 2007

2006 Financial Performance Review

Most of the preceding discussions in the MD&A focused on our performance in 2007. This section provides a summary of our performance in fiscal 2006.
Net income increased $267 million or 11% to $2,663 million in fiscal 2006 and earnings per share rose $0.52 or 11%, to a record $5.15. The increases were driven by improved revenues from business growth, stable lower provisions for credit losses and lower income taxes. Fiscal 2006 was BMO’s fourth consecutive year of record earnings. Return on equity was 19.2%, up from 18.8% in 2005 due to the $267 million increase in net income, partially offset by the effect of a $1.1 billion increase in average common shareholders’ equity.
          Revenue on a taxable equivalent basis rose $154 million or 1.5% in 2006 to $10,112 million, driven largely by growth in Personal and Commercial Banking with support from BMO Capital Markets. Revenues were lower in Private Client Group due to the sale of Harrisdirect at the end of fiscal 2005. The weaker U.S. dollar reduced revenue growth in most of our operating groups, lowering BMO’s overall revenue growth by $170 million or 1.7 percentage points.
          The favourable credit conditions of 2005 continued throughout 2006. Provisions for credit losses in 2006 were little changed at $176 million, consisting of $211 million of specific provisions net of a $35 million reduction in the general allowance for credit losses. There were $179 million of credit losses in 2005, reflecting specific provisions of $219 million and a $40 million reduction in the general allowance.
          Non-interest expense increased $21 million or 0.3% to $6,353 million. The impact of having sold Harrisdirect in late 2005 net of the 2006 incremental expenses of acquired businesses decreased expenses by $214 million (–3.1%), while the weaker U.S. dollar further reduced costs by $112 million (–1.6%). Higher performance-based compensation costs increased overall expenses by $45 million (0.6%). Other factors, including other business-based costs, increased overall expenses in 2006 by 4.4%. These included higher salaries and benefits costs associated with the expansion of our sales force as well as initiatives and costs associated with business growth.
          Net income in Personal and Commercial Banking rose to $1,257 million in 2006, up $57 million or 5% from a then-record $1,200 million in 2005. Revenue increased $270 million or 5% to $5,486 million, while expenses rose $138 million or 4% to $3,278 million.
          Net income in P&C Canada rose $66 million or 6% from the record results of 2005 to $1,142 million. Results in fiscal 2005 benefited from the $8 million net impact of $34 million of recoveries of prior years’ income taxes and a $40 million ($26 million after tax) increase in our customer loyalty card reserves. Results in fiscal 2006 reflected the $51 million impact of a $38 million ($25 million after tax) gain on the MasterCard IPO and a $26 million recovery of prior years’ income taxes. Adjusted for the foregoing items, net income increased $23 million or 2%. Revenue increased $261 million or 6% to $4,580 million, driven by volume growth in a number of product areas, as well as the gain on the MasterCard IPO and the adjustment to the loyalty card reserves. Growth was lowered by reduced securitization revenue and a 10 basis point reduction in net interest margin. The provision for credit losses increased $45 million to $314 million due to higher lending volumes and the availability of more detailed credit information as a result of our Basel II initiative. Non-interest expense increased $116 million or 5% to $2,597 million due to the expansion of our sales force and increased initiative and marketing costs.
          Net income in P&C U.S. decreased $9 million or 7% to $115 million. Excluding the impact of the weaker U.S. dollar, investments in acquisitions integration and branch technology in 2006 and the branch charter consolidation in 2005, net income rose 4% from 2005. Revenue increased $9 million or 1% to $906 million, but increased $74 million or 8% excluding the impact of the weaker U.S. dollar. The increase was attributable to acquisitions, consumer and small business loan growth, improved deposit spreads, new branches and higher service charge revenue, partly offset by lower loan spreads. Expenses increased $22 million or 3% to $681 million, but increased $70 million or 11% excluding the effect of changes in exchange rates. Expense growth was largely attributable to acquisitions and related integration costs, new branches, costs associated with volume growth and the implementation of our new branch technology platform, partially offset by costs incurred in 2005 for our branch charter consolidation.
          Net income in Private Client Group reached a record $355 million, an increase of $41 million or 13% over 2005. Results in 2005 reflected the $49 million ($18 million after tax) gain on the sale of Harrisdirect, the group’s U.S. direct investing operation, and a $25 million ($16 million after tax) gain on the sale of TSX common shares. Adjusting for the impact of the foregoing items, net income would have increased $75 million or 27% from the then-record results of 2005. Higher earnings were achieved primarily through strong growth in operating revenues. Revenue declined $144 million or 7% to $1,893 million. However, after excluding the operating results of Harrisdirect and the $74 million of gains on the foregoing asset sales, revenue increased $134 million or 8%. There were increases in fee-based revenue in our mutual fund businesses and higher client trading volumes in direct investing, as well as increases in term deposit spreads with moderate balance growth. The weaker U.S. dollar reduced revenue growth by $22 million, largely in the private banking business. Non-interest expense decreased $187 million or 12% to $1,342 million. However, after excluding the operating results of Harrisdirect, expenses increased $56 million or 4%. The increase was primarily due to higher revenue-based costs, in line with increased revenue, combined with further investments in our sales force and U.S. investment management business. The weaker U.S. dollar reduced expense growth by $18 million.
          Net income in BMO Capital Markets rose $10 million to a record $860 million. Results in 2005 included $44 million ($37 million after tax) of revenue recognized on restructuring VIEs. Adjusting for the foregoing item, net income increased $47 million or 6% from 2005 due to income tax initiatives and increased revenue, partially offset by higher performance-based compensation. Revenue increased $39 million or 1% to $2,780 million. The weaker U.S. dollar reduced revenue growth by $96 million or 3 percentage points. Improved non-interest revenues more than offset reduced net interest income. Trading net interest income was much lower in 2006 than in 2005 but non-interest trading income was much higher and overall trading revenue was also much higher. Equity, foreign exchange and commodities trading revenues were higher, while interest rate trading revenues declined. Merger and acquisition fees and commission revenues were also much higher than in 2005. Net investment securities gains decreased $43 million, in part due to the group’s $25 million share of the gain on sale of TSX common shares recognized in 2005. The prior-year results also reflected $44 million of revenue recognized on the restructuring of VIEs. Net interest income declined, in large part due to higher funding costs associated with the expansion of our commodity and equity trading businesses. The decline was also due to lower spreads in our interest-rate-sensitive businesses related to rising short-term interest rates and a flatter yield curve, our strategy of reducing non-core assets and lower spreads on corporate loans, partially offset by growth in assets. Provisions for credit losses fell $19 million to $79 million due to lower expected losses, while non-interest expense increased $122 million or 8% to $1,602 million, due primarily to higher performance-based compensation related to strong fee-based and trading revenues.
          Net income in Corporate Services was $191 million, compared with $32 million in 2005. The increase was driven by low income taxes, a reduced provision for credit losses and lower expenses. Results in 2006 included Corporate Services’ $23 million ($15 million after tax) share of a $27 million gain on a $1.5 billion credit card loans securitization.

  BMO Financial Group 190th Annual Report 2007  77

Supplemental Information
Table 1 • Shareholder Value

As at or for the year ended October 31	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998

Market Price per Common Share ($)
High	72.75	70.24	62.44	59.65	50.26	40.65	44.40	35.80	34.80	43.50
Low	60.21	56.86	53.05	49.28	37.79	31.00	32.75	21.00	24.68	25.88
Close	63.00	69.45	57.81	57.55	49.33	38.10	33.86	35.25	28.33	31.55

Common Share Dividends
Dividends declared per share ($)	2.71	2.26	1.85	1.59	1.34	1.20	1.12	1.00	0.94	0.88
Dividends paid per share ($)	2.63	2.13	1.80	1.50	1.29	1.18	1.09	0.99	0.93	0.88
Dividend payout ratio (%)	64.8	43.0	39.1	35.2	38.2	44.0	40.8	30.2	39.6	37.4
Dividend yield (%)	4.3	3.3	3.2	2.8	2.7	3.1	3.3	2.8	3.3	2.8

Total Shareholder Return (%)
Five-year average annual return	14.2	19.1	13.8	18.9	12.9	7.9	14.3	22.9	22.0	23.3
One-year return	(5.8)	24.1	3.7	20.0	33.4	16.2	(1.2)	29.0	(7.4)	6.4

Common Share Information
Number outstanding (in thousands)
End of period	498,563	500,726	500,219	500,897	499,632	492,505	489,085	522,584	534,064	528,866
Average basic	499,950	501,257	500,060	501,656	496,208	490,816	511,286	531,318	531,723	525,021
Average diluted	508,614	511,173	510,845	515,045	507,009	499,464	523,561	540,815	542,920	542,181
Number of shareholder accounts	37,165	38,360	40,104	41,438	42,880	44,072	45,190	46,663	49,369	51,387
Book value per share ($)	28.29	28.89	26.48	24.20	22.09	21.07	19.69	19.63	17.44	16.36
Total market value of shares ($ billions)	31.4	34.8	28.9	28.8	24.6	18.8	16.6	18.4	15.1	16.7
Price-to-earnings multiple (based on diluted EPS)	15.3	13.5	12.5	13.1	14.3	14.2	12.7	10.8	12.1	13.8
Price-to-cash earnings multiple (based on diluted cash EPS)	15.1	13.3	12.1	12.6	13.7	13.5	11.8	10.4	11.5	13.0
Market-to-book value multiple	2.23	2.40	2.18	2.38	2.23	1.81	1.72	1.80	1.62	1.93

Table 2 • Summary Income Statement and Growth Statistics ($ millions, except as noted)

						5-year	10-year
For the year ended October 31	2007	2006	2005	2004	2003	CAGR (2)	CAGR	(2)

Income Statement
Net interest income (teb) (1)	5,023	4,871	4,906	4,937	4,929	0.9	2.0
Non-interest revenue	4,506	5,241	5,052	4,551	4,220	2.8	4.2

Total revenue (teb) (1)	9,529	10,112	9,958	9,488	9,149	1.8	3.0
Provision for credit losses	353	176	179	(103)	455	(15.5)	2.5
Non-interest expense	6,601	6,353	6,332	6,169	6,087	1.8	3.8

Income before provision for income taxes and non-controlling interest in subsidiaries	2,575	3,583	3,447	3,422	2,607	6.4	1.3
Income taxes (teb) (1)	369	844	993	1,110	804	(5.7)	(9.1)
Non-controlling interest in subsidiaries	75	76	58	17	22	30.5	11.6

Net income	2,131	2,663	2,396	2,295	1,781	9.2	5.6

Year-over-year growth (%)	(20.0)	11.2	4.4	28.9	29.7	na	na

Earnings per Share (EPS) ($)
Basic	4.18	5.25	4.73	4.51	3.51	8.9	5.9
Diluted	4.11	5.15	4.63	4.40	3.44	8.9	6.1
Year-over-year growth (%)	(20.2)	11.2	5.2	27.9	28.4	na	na

Diluted Cash Earnings per Share (Cash EPS)($) (1)	4.18	5.23	4.78	4.55	3.59	8.1	5.6
Year-over-year growth (%)	(20.1)	9.4	5.1	26.7	26.9	na	na

(1)	Refer to the Non-GAAP Measures section on page 34.

(2)	Compound annual growth rate (CAGR) expressed as a percentage.

na	– not applicable
Throughout this Supplemental Information section, certain amounts for 2005 and 2004 have been restated to reflect changes in accounting policies in 2006. Prior years’ data has not been restated as the changes are not significant.

78  BMO Financial Group 190th Annual Report 2007

Table 3 • Returns on Equity and Assets ($ millions, except as noted)

For the year ended October 31	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998

Net income	2,131	2,663	2,396	2,295	1,781	1,373	1,402	1,766	1,290	1,260
Preferred dividends	43	30	30	31	38	35	11	10	25	22

Net income available to common shareholders	2,088	2,633	2,366	2,264	1,743	1,338	1,391	1,756	1,265	1,238
Average common shareholders’ equity	14,506	13,703	12,577	11,696	10,646	9,973	10,100	9,745	8,976	8,128

Return on equity (%)	14.4	19.2	18.8	19.4	16.4	13.4	13.8	18.0	14.1	15.2
Cash return on equity (%)	14.7	19.5	19.4	20.0	17.1	14.2	14.8	18.8	14.8	16.1
Return on average assets (%)	0.59	0.86	0.81	0.87	0.67	0.55	0.58	0.75	0.57	0.55
Return on average assets available to common shareholders (%)	0.58	0.85	0.80	0.86	0.66	0.54	0.57	0.75	0.56	0.54

Table 4 • Summary Balance Sheet ($ millions)

As at October 31	2007	2006	2005	2004	2003

Assets
Cash resources	22,890	19,608	20,721	18,045	19,860
Securities	98,277	67,411	57,034	49,849	54,790
Net loans and acceptances	201,188	190,994	174,337	156,248	146,156
Other assets	44,169	41,965	41,770	36,764	35,688

Total assets	366,524	319,978	293,862	260,906	256,494

Liabilities and Shareholders’ Equity
Deposits	232,050	203,848	193,793	175,190	171,551
Other liabilities	114,330	96,743	82,158	69,005	68,455
Subordinated debt	3,446	2,726	2,469	2,395	2,856
Preferred share liability	250	450	450	450	850
Capital trust securities	1,150	1,150	1,150	1,150	1,150
Share capital
Preferred	1,196	596	596	596	596
Common	4,411	4,231	4,022	3,857	3,662
Contributed surplus	58	49	35	22	3
Retained earnings	11,166	10,974	9,801	8,738	7,566
Accumulated other comprehensive loss (1)	(1,533)	(789)	(612)	(497)	(195)

Total liabilities and shareholders’ equity	366,524	319,978	293,862	260,906	256,494

Average Daily Balances
Net loans and acceptances	204,153	185,801	169,523	154,863	150,784
Assets	360,575	309,131	296,502	262,898	263,966

(1)	Certain comparative figures have been reclassified to conform with the current year’s presentation.
Table 5 • Liquid Assets ($ millions, except as noted)

As at October 31	2007	2006	2005	2004	2003

Canadian Dollar Liquid Assets
Deposits with other banks	1,531	3,346	1,855	2,270	1,330
Other cash resources	1,981	551	586	(5)	1,313
Securities	57,206	30,647	28,723	25,383	28,790

Total Canadian dollar liquid assets	60,718	34,544	31,164	27,648	31,433

U.S. Dollar and Other Currencies Liquid Assets
Deposits with other banks	19,209	14,465	17,232	14,256	16,774
Other cash resources	169	1,246	1,048	1,524	443
Securities	41,071	36,764	28,311	24,466	26,000

Total U.S. dollar and other currencies liquid assets	60,449	52,475	46,591	40,246	43,217

Total Liquid Assets (1)	121,167	87,019	77,755	67,894	74,650
Cash and securities-to-total assets (%)	33.1	27.2	26.5	26.0	29.1
Pledged assets included in total liquid assets (2)	30,369	26,299	27,760	18,812	18,698

(1)	Includes liquid assets pledged as security for securities sold but not yet purchased, securities lent or sold under repurchase agreements and other secured liabilities.

(2)	Includes reserves or minimum balances which some of our subsidiaries are required to maintain with central banks in their respective countries of operation.

  BMO Financial Group 190th Annual Report 2007  79

Supplemental Information
Table 6 • Other Statistical Information

As at October 31	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998

Other Information
Employees (1)	35,827	34,942	33,785	33,593	33,993	34,568	34,693	33,884	33,464	33,400
Bank branches	1,224	1,182	1,180	1,174	1,142	1,134	1,129	1,135	1,198	1,216
Automated banking machines (Canada)	1,978	1,936	1,952	1,993	2,023	2,000	1,982	1,987	2,039	2,069

Rates
Average Canadian prime rate (%)	6.25	5.57	4.30	4.05	4.69	4.15	6.55	7.05	6.49	6.44
Average U.S. prime rate (%)	7.74	7.76	5.85	4.17	4.17	4.79	7.68	9.18	8.00	8.59
Canadian/U.S. dollar exchange rates ($)
High	1.19	1.20	1.27	1.40	1.59	1.61	1.49	1.44	1.45	1.40
Low	0.95	1.10	1.16	1.22	1.30	1.51	1.59	1.53	1.56	1.58
Average	1.09	1.13	1.21	1.31	1.44	1.57	1.54	1.48	1.50	1.46
End of period	0.94	1.12	1.18	1.22	1.32	1.56	1.59	1.52	1.47	1.54

(1)	Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.
Table 7 • Revenue and Revenue Growth ($ millions, except as noted)

						5-year	10-year
For the year ended October 31	2007	2006	2005	2004	2003	CAGR	CAGR

Net Interest Income
Net interest income as reported	4,843	4,744	4,787	4,798	4,777	0.6	1.9
Taxable equivalent basis (teb) adjustment	180	127	119	139	152	11.2	5.2

Net interest income (teb)	5,023	4,871	4,906	4,937	4,929	0.9	2.0

Year-over-year growth (%)	3.1	(0.7)	(0.6)	0.2	2.4	na	na

Net Interest Margin (1)
Average earning assets	304,471	261,461	243,196	225,718	213,959	8.6	5.6
Net interest margin (as reported) (%)	1.59	1.81	1.97	2.13	2.23	na	na
Net interest margin (teb) (%)	1.65	1.86	2.02	2.19	2.30	na	na
Canadian dollar net interest margin (teb) (%)	2.19	2.44	2.50	2.67	2.80	na	na
U.S. dollar and other currencies net interest margin (teb)(%)	0.84	0.88	1.20	1.46	1.63	na	na

Non-Interest Revenue
Securities commissions and fees	1,145	1,051	1,092	1,055	894	7.1	4.4
Deposit and payment service charges	728	729	734	746	756	(0.1)	3.7
Trading revenues (losses)	(487)	718	496	200	275	nm	nm
Lending fees	406	337	313	317	293	5.8	5.4
Card fees	107	396	334	261	290	(16.2)	(8.1)
Investment management and custodial fees	322	298	305	307	303	0.5	0.7
Mutual fund revenues	576	499	437	378	321	13.3	14.0
Securitization revenues	296	100	113	177	244	(2.1)	25.0
Underwriting and advisory fees	528	407	357	343	268	18.3	11.6
Securities gains (losses), other than trading	246	145	165	175	(41)	nm	16.9
Foreign exchange, other than trading	132	102	97	177	160	(2.6)	0.5
Insurance income	230	204	162	139	124	16.9	13.9
Other revenues	277	255	447	276	333	(25.0)	1.9

Total non-interest revenue	4,506	5,241	5,052	4,551	4,220	2.8	4.2

Year-over-year growth (%)	(14.0)	3.8	11.0	7.8	7.6	na	na
Non-interest revenue as a % of total revenue (teb)	47.3	51.8	50.7	48.0	46.1	na	na

Total Revenue (as reported)	9,349	9,985	9,839	9,349	8,997	1.6	2.9
Total Revenue (teb)	9,529	10,112	9,958	9,488	9,149	1.8	3.0
Year-over-year growth (teb) (%)	(5.8)	1.5	5.0	3.7	4.7	na	na

(1) Effective 2007, net interest margin has been calculated based on earning assets rather than total assets. Prior year data has been restated.

nm – not meaningful

na – not applicable

80  BMO Financial Group 190th Annual Report 2007

Table 8 • Non-Interest Expense and Expense-to-Revenue Ratio ($ millions, except as noted)

						5-year	10-year
For the year ended October 31	2007	2006	2005	2004	2003	CAGR	CAGR

Non-Interest Expense
Employee compensation
Salaries	1,964	1,903	1,903	1,901	1,981	(0.6)	(1)
Performance-based compensation	1,275	1,322	1,277	1,160	1,058	6.2	(1)
Employee benefits	586	599	571	583	539	5.8	8.8

Total employee compensation	3,825	3,824	3,751	3,644	3,578	2.4	4.2

Premises and equipment
Rental of real estate	257	246	198	182	174	7.5	5.6
Premises, furniture and fixtures	242	230	253	263	271	(3.3)	0.3
Property taxes	28	26	45	52	52	(11.7)	(3.6)
Computers and equipment	776	709	768	755	767	0.3	4.6

Total premises and equipment	1,303	1,211	1,264	1,252	1,264	0.4	3.6

Other expenses
Communications	149	131	122	138	162	(2.9)	(4.9)
Business and capital taxes	47	94	107	99	106	(9.3)	(9.5)
Professional fees	301	287	243	262	255	0.6	1.8
Travel and business development	287	253	247	239	225	2.0	1.9
Other	484	509	504	431	392	7.0	11.0

Total other expenses	1,268	1,274	1,223	1,169	1,140	2.5	2.7

Amortization of intangible assets	46	44	94	104	105	(12.1)	5.1

Restructuring charge	159	–	–	–	–	nm	nm

Total Non-Interest Expense	6,601	6,353	6,332	6,169	6,087	1.8	3.8

Year-over-year growth (%)	3.9	0.3	2.6	1.4	0.9	na	na
Non-interest expense-to-revenue ratio (teb) (%)	69.3	62.8	63.6	65.0	66.5	na	na

Government Levies and Taxes (2)
Government levies other than income taxes
Payroll levies	165	162	152	163	156	2.0	3.0
Property taxes	28	26	45	52	52	(11.7)	(3.6)
Provincial capital taxes	37	86	100	91	100	(11.6)	(9.7)
Business taxes	10	8	7	8	6	4.9	(8.6)
Goods and services tax and sales tax	122	128	127	149	158	(3.0)	0.7

Total government levies other than income taxes	362	410	431	463	472	(3.0)	(1.1)

Provision for income taxes reported in:
Statement of income (3)	189	717	874	971	652	(13.4)	(13.9)
Statement of changes in shareholders’ equity	471	156	101	246	601	nm	nm

Total income taxes	660	873	975	1,217	1,253	7.3	(1.2)

Total Government Levies and Taxes	1,022	1,283	1,406	1,680	1,725	2.9	(1.2)

Total government levies and taxes as a % of
net income before taxes and government levies	38.1	33.9	38.0	45.0	59.4	na	na
Effective income tax rate (teb)	14.3	23.6	28.8	32.4	30.8	na	na

(1)	Salaries and performance-based compensation were not separately reported in 1997. Together, they have increased at a 10-year compound annual growth rate of 3.6%.

(2)	Government levies are included in various non-interest expense categories.

(3)	On a taxable equivalent basis the provision for income taxes was $369 million in 2007 and $844 million in 2006. See Non-GAAP measures on page 34.

na	– not applicable

nm	– not meaningful

  BMO Financial Group 190th Annual Report 2007  81

Supplemental Information
Table 9 • Average Assets, Liabilities and Interest Rates (teb) ($ millions, except as noted)

	2007			2006			2005
		Average	Interest		Average	Interest		Average	Interest
	Average	interest	income/	Average	interest	income/	Average	interest	income/
For the year ended October 31	balances	rate (%)	expense	balances	rate (%)	expense	balances	rate (%)	expense

Assets

Canadian Dollar
Deposits with other banks	3,469	4.22	146	3,035	3.86	117	1,907	2.67	51
Securities	42,252	3.77	1,594	30,819	3.57	1,101	29,638	3.83	1,136
Loans
Residential mortgages	54,735	5.14	2,812	56,556	4.95	2,802	51,954	4.58	2,379
Non-residential mortgages	2,832	5.99	170	2,618	5.92	155	2,483	5.80	144
Consumer instalment and other personal	21,972	6.80	1,495	19,305	6.34	1,224	17,494	5.49	960
Credit cards	3,831	11.61	445	4,591	11.20	514	4,244	10.79	458
Businesses and governments (1)	51,519	4.96	2,558	46,305	4.57	2,118	43,248	3.63	1,570

Total loans	134,889	5.55	7,480	129,375	5.27	6,813	119,423	4.61	5,511

Other non-interest bearing assets	45,648			44,016			46,615

Total Canadian dollar	226,258	4.08	9,220	207,245	3.88	8,031	197,583	3.39	6,698

U.S. Dollar and Other Currencies
Deposits with other banks	20,661	4.75	982	16,378	3.98	652	16,555	3.35	555
Securities	41,206	4.22	1,740	30,077	3.94	1,184	28,789	2.82	813
Loans
Residential mortgages	6,635	5.17	343	6,259	4.89	306	6,092	4.65	283
Non-residential mortgages	3,107	6.47	201	2,708	6.31	171	2,521	5.91	149
Consumer instalment and other personal	9,921	6.43	638	9,522	5.90	562	8,679	4.87	423
Credit cards	25	4.00	1	36	2.78	1	21	4.76	1
Businesses and governments (1)	40,070	7.22	2,893	31,065	6.86	2,132	27,277	4.99	1,362

Total loans	59,758	6.82	4,076	49,590	6.40	3,172	44,590	4.97	2,218

Other non-interest bearing assets	12,692			5,841			8,985

Total U.S. dollar and other currencies	134,317	5.06	6,798	101,886	4.92	5,008	98,919	3.63	3,586

Total All Currencies
Total assets and interest income	360,575	4.44	16,018	309,131	4.22	13,039	296,502	3.47	10,284

Liabilities

Canadian Dollar
Deposits
Banks	2,650	3.43	91	2,965	2.83	84	2,753	2.00	55
Businesses and governments	60,653	3.27	1,984	56,168	2.27	1,274	49,975	1.05	524
Individuals	59,375	2.52	1,495	58,184	2.27	1,319	57,471	2.07	1,192

Total deposits	122,678	2.91	3,570	117,317	2.28	2,677	110,199	1.61	1,771
Subordinated debt and other interest bearing liabilities	41,285	4.01	1,655	35,090	3.80	1,333	32,434	3.42	1,110
Other non-interest bearing liabilities	47,233			40,900			42,173

Total Canadian dollar	211,196	2.47	5,225	193,307	2.07	4,010	184,806	1.56	2,881

U.S. Dollar and Other Currencies
Deposits
Banks	29,676	4.97	1,475	23,028	4.48	1,031	21,974	2.93	644
Businesses and governments	54,223	4.23	2,295	39,629	4.03	1,596	36,365	2.71	984
Individuals	17,799	3.18	565	17,245	2.55	439	18,149	1.68	304

Total deposits	101,698	4.26	4,335	79,902	3.84	3,066	76,488	2.53	1,932
Subordinated debt and other interest bearing liabilities	23,939	5.99	1,435	18,062	6.05	1,092	16,316	3.46	565
Other non-interest bearing liabilities	8,351			3,582			5,747

Total U.S. dollar and other currencies	133,988	4.31	5,770	101,546	4.10	4,158	98,551	2.53	2,497

Total All Currencies

Total liabilities and interest expense	345,184	3.19	10,995	294,853	2.77	8,168	283,357	1.90	5,378
Shareholders’ equity	15,391			14,278			13,145

Total Liabilities, Interest Expense and Shareholders’ Equity	360,575	3.05	10,995	309,131	2.64	8,168	296,502	1.81	5,378

Net interest margin
– based on earning assets		1.65			1.86			2.02
– based on total assets		1.39			1.58			1.65
Net interest income			5,023			4,871			4,906

(1)	Includes securities purchased under resale agreements.

82  BMO Financial Group 190th Annual Report 2007

Table 10 • Volume/Rate Analysis of Changes in Net Interest Income (teb) ($ millions)

2007/2006				2006/2005

	Increase (decrease) due to change in			Increase (decrease) due to change in

	Average	Average		Average	Average
For the year ended October 31	balance	rate	Total	balance	rate	Total

Assets

Canadian Dollar
Deposits with other banks	16	13	29	30	36	66
Securities	409	84	493	45	(80)	(35)
Loans
Residential mortgages	(92)	102	10	211	212	423
Non-residential mortgages	13	2	15	8	3	11
Consumer instalment and other personal	169	102	271	99	165	264
Credit cards	(85)	16	(69)	37	19	56
Businesses and governments	239	201	440	111	437	548

Total loans	244	423	667	466	836	1,302

Other non-interest bearing assets	–	–	–	–	–	–

Change in Canadian dollar interest income	669	520	1,189	541	792	1,333

U.S. Dollar and Other Currencies
Deposits with other banks	171	159	330	(6)	103	97
Securities	438	118	556	36	335	371
Loans
Residential mortgages	20	17	37	8	15	23
Non-residential mortgages	25	5	30	11	11	22
Consumer instalment and other personal	24	52	76	41	98	139
Credit cards	(1)	1	–	1	(1)	–
Businesses and governments	618	143	761	189	581	770

Total loans	686	218	904	250	704	954

Other non-interest bearing assets	–	–	–	–	–	–

Change in U.S. dollar and other currencies interest income	1,295	495	1,790	280	1,142	1,422

Total All Currencies
Change in total interest income (a)	1,964	1,015	2,979	821	1,934	2,755

Liabilities

Canadian Dollar
Deposits
Banks	(10)	17	7	4	25	29
Businesses and governments	102	608	710	65	685	750
Individuals	28	148	176	15	112	127

Total deposits	120	773	893	84	822	906
Subordinated debt and other interest bearing liabilities	118	204	322	91	132	223
Other non-interest bearing liabilities	–	–	–	–	–	–

Change in Canadian dollar interest expense	238	977	1,215	175	954	1,129

U.S. Dollar and Other Currencies
Deposits
Banks	299	145	444	31	356	387
Businesses and governments	588	111	699	88	524	612
Individuals	14	112	126	(15)	150	135

Total deposits	901	368	1,269	104	1,030	1,134
Other interest bearing liabilities	355	(12)	343	60	467	527
Other non-interest bearing liabilities	–	–	–	–	–	–

Change in U.S. dollar and other currencies interest expense	1,256	356	1,612	164	1,497	1,661

Total All Currencies
Change in total interest expense (b)	1,494	1,333	2,827	339	2,451	2,790

Change in total net interest income (a – b)	470	(318)	152	482	(517)	(35)

  BMO Financial Group 190th Annual Report 2007  83

Supplemental Information
Table 11 • Net Loans and Acceptances – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries

As at October 31	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003

Consumer
Residential mortgages (1)	43,442	53,922	51,481	47,533	43,533	5,948	6,425	6,274	5,728	5,307	–	–	–	–	–
Cards	4,493	3,631	4,648	3,698	2,963	–	–	–	4	4	–	–	–	–	–
Consumer instalment and other personal loans	24,393	20,482	18,683	16,971	15,589	8,795	9,935	9,245	7,914	6,512	–	–	–	–	–

Total consumer	72,328	78,035	74,812	68,202	62,085	14,743	16,360	15,519	13,646	11,823	–	–	–	–	–

Commercial and corporate
Commercial and corporate, excluding securities borrowed or purchased under resale agreements	51,548	42,453	37,097	35,300	33,844	21,531	21,024	17,600	15,778	16,719	4,843	2,598	1,988	1,723	1,867
Securities borrowed or purchased under resale agreements	21,784	18,639	16,178	13,233	6,288	15,309	12,790	12,102	9,376	14,710	–	–	–	–	–

Total commercial and corporate	73,332	61,092	53,275	48,533	40,132	36,840	33,814	29,702	25,154	31,429	4,843	2,598	1,988	1,723	1,867

Total loans and acceptances, net of specific allowances	145,660	139,127	128,087	116,735	102,217	51,583	50,174	45,221	38,800	43,252	4,843	2,598	1,988	1,723	1,867

General allowance	(587)	(555)	(590)	(630)	(800)	(311)	(350)	(369)	(380)	(380)	–	–	–	–	–

Total net loans and acceptances	145,073	138,572	127,497	116,105	101,417	51,272	49,824	44,852	38,420	42,872	4,843	2,598	1,988	1,723	1,867

Table 11 • Net Loans and Acceptances – Segmented Information ($ millions, except as noted)

	Total

As at October 31	2007	2006	2005	2004	2003

Consumer
Residential mortgages (1)	49,390	60,347	57,755	53,261	48,840
Cards	4,493	3,631	4,648	3,702	2,967
Consumer instalment and other personal loans	33,188	30,417	27,928	24,885	22,101

Total consumer	87,071	94,395	90,331	81,848	73,908

Commercial and corporate
Commercial and corporate, excluding securities borrowed or purchased under resale agreements	77,922	66,075	56,685	52,801	52,430
Securities borrowed or purchased under resale agreements	37,093	31,429	28,280	22,609	20,998

Total commercial and corporate	115,015	97,504	84,965	75,410	73,428

Total loans and acceptances, net of specific allowances	202,086	191,899	175,296	157,258	147,336

General allowance	(898)	(905)	(959)	(1,010)	(1,180)

Total net loans and acceptances	201,188	190,994	174,337	156,248	146,156

Table 12 • Net Impaired Loans and Acceptances – Segmented Information
($ millions, except as noted)

	Canada					United States					Other countries

As at October 31	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003

Consumer
Residential mortgages	112	110	87	120	137	–	–	–	–	–	–	–	–	–	–
Consumer instalment and other personal loans	54	42	33	30	39	–	5	5	5	5	–	–	–	–	–

Total consumer	166	152	120	150	176	–	5	5	5	5	–	–	–	–	–
Commercial and corporate	183	143	166	183	219	211	202	326	421	766	3	11	18	62	147

Total impaired loans and acceptances, net of specific allowances for credit losses	349	295	286	333	395	211	207	331	426	771	3	11	18	62	147
General allowance	(587)	(555)	(590)	(630)	(800)	(311)	(350)	(369)	(380)	(380)	–	–	–	–	–

Total net impaired loans and acceptances (NIL)	(238)	(260)	(304)	(297)	(405)	(100)	(143)	(38)	46	391	3	11	18	62	147

Condition Ratios
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un
NIL as a % of net loans and acceptances (2)	(0.16)	(0.19)	(0.24)	(0.26)	(0.40)	(0.20)	(0.29)	(0.08)	0.12	0.91	0.06	0.42	0.91	3.60	7.87
NIL as a % of net loans and acceptances (2)
Consumer	0.23	0.19	0.16	0.22	0.28	–	0.03	0.03	0.04	0.04	–	–	–	–	–
Commercial and corporate, excluding securities borrowed or purchased under resale agreements	0.36	0.34	0.45	0.52	0.65	0.98	0.96	1.85	2.67	4.58	0.06	0.42	0.91	3.60	7.87

(1)	Excludes residential mortgages classified as commercial corporate loans (2007 – $3.0 billion, 2006 – $2.9 billion, 2005 – $3.1 billion, 2004 – $3.2 billion, 2003 – $3.3 billion).
(2)	Aggregate balances are net of specific and general allowances; the consumer, commercial and corporate categories are stated net of specific allowances only.

un-	unavailable, as equity is not allocated on a country of risk basis

Table 12 • Net Impaired Loans and Acceptances – Segmented Information ($ millions, except as noted)

	Total

As at October 31	2007	2006	2005	2004	2003

Consumer
Residential mortgages	112	110	87	120	137
Consumer instalment and other personal loans	54	47	38	35	44

Total consumer	166	157	125	155	181
Commercial and corporate	397	356	510	666	1,132

Total impaired loans and acceptances, net of specific allowances for credit losses	563	513	635	821	1,313
General allowance	(898)	(905)	(959)	(1,010)	(1,180)

Total net impaired loans and acceptances (NIL)	(335)	(392)	(324)	(189)	133

Condition Ratios
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	4.07	3.81	4.92	7.48	13.91
NIL as a % of net loans and acceptances (2)	(0.17)	(0.21)	(0.19)	(0.12)	0.09
NIL as a % of net loans and acceptances (2)
Consumer	0.19	0.17	0.14	0.19	0.24
Commercial and corporate, excluding securities borrowed or purchased under resale agreements	0.51	0.54	0.90	1.26	2.16

(1)	Excludes residential mortgages classified as commercial corporate loans (2007 – $3.0 billion, 2006 – $2.9 billion, 2005 – $3.1 billion, 2004 – $3.2 billion, 2003 – $3.3 billion).

(2)	Aggregate balances are net of specific and general allowances; the consumer, commercial and corporate categories are stated net of specific allowances only.

84  BMO Financial Group 190th Annual Report 2007

Table 13 • Net Loans and Acceptances – Segmented Information ($ millions)

As at October 31	2007	2006	2005	2004	2003

Net Loans and Acceptances by Province
Atlantic provinces	6,248	6,069	5,839	5,934	6,097
Quebec	15,415	16,459	16,695	15,707	15,163
Ontario	83,674	79,535	72,314	63,509	51,650
Prairie provinces	22,344	19,278	16,829	16,094	13,678
British Columbia and territories	17,979	17,786	16,410	15,491	15,629

Total net loans and acceptances in Canada	145,660	139,127	128,087	116,735	102,217

Net Commercial and Corporate Loans by Industry, excluding Securities Borrowed or Purchased under Resale Agreements
Commercial mortgages	8,994	8,505	8,246	7,954	7,684
Commercial real estate	6,532	5,830	4,242	3,517	3,294
Construction (non-real estate)	1,425	1,102	936	939	1,009
Retail trade	4,398	3,842	3,494	3,242	3,276
Wholesale trade	3,200	3,025	2,804	2,558	2,735
Agriculture	3,471	3,211	2,842	2,536	2,597
Communications	1,218	1,547	1,179	1,415	1,742
Manufacturing	7,238	7,733	6,977	6,495	7,499
Mining	1,522	510	375	290	430
Oil and gas	5,474	5,230	2,829	2,863	1,913
Transportation	1,467	1,322	932	951	1,143
Utilities	977	985	916	771	937
Forest products	767	692	644	544	698
Service industries	8,307	6,904	7,043	6,451	6,225
Financial institutions	16,393	9,595	6,348	5,875	6,252
Other	6,539	6,042	6,878	6,400	4,996

	77,922	66,075	56,685	52,801	52,430

Table 14 • Net Impaired Loans and Acceptances – Segmented Information ($ millions)

As at October 31	2007	2006	2005	2004	2003

Net Impaired Commercial and Corporate Loans
Commercial mortgages	43	31	36	32	46
Commercial real estate	96	8	22	36	17
Construction (non-real estate)	5	7	7	17	27
Retail trade	9	21	39	37	10
Wholesale trade	24	18	24	19	104
Agriculture	18	22	15	18	17
Communications	–	88	116	149	202
Manufacturing	80	98	117	123	228
Mining	–	–	–	–	63
Oil and gas	–	1	1	–	–
Transportation	15	8	18	28	29
Utilities	–	–	24	75	252
Forest products	5	4	5	5	32
Service industries	58	36	54	68	71
Financial institutions	23	4	11	23	34
Other	21	10	21	36	–

	397	356	510	666	1,132

Table 15 • Changes in Impaired Loans and Allowances for Credit Losses ($ millions)

As at October 31	2007	2006	2005	2004	2003

Gross impaired loans and acceptances, beginning of year	666	804	1,119	1,918	2,337
Additions to impaired loans and acceptances	588	420	423	607	1,303
Reductions in impaired loans and acceptances (3)	(143)	(220)	(319)	(936)	(1,156)
Write-offs	(391)	(338)	(419)	(470)	(566)

Gross Impaired Loans and Acceptances, End of Year	720	666	804	1,119	1,918

Allowances for Credit Losses (ACL), beginning of year	1,058	1,128	1,308	1,785	1,949
Increases – specific allowance	395	322	290	163	402
Increases (decreases) – general allowance	(7)	(54)	(51)	(170)	–
Write-offs	(391)	(338)	(419)	(470)	(566)

Allowances for Credit Losses (4), End of Year	1,055	1,058	1,128	1,308	1,785

(3)	Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.
(4)	Excludes ACL for off-balance sheet exposure of $6 million in 2003.

  BMO Financial Group 190th Annual Report 2007  85

Supplemental Information
Table 16 • Changes in Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

		Canada					United States					Other countries

As at October 31	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003

Allowance for credit losses (ACL), beginning of year	651	687	762	1,013	1,200	403	435	514	661	700	4	6	32	117	49
Provision for credit losses	257	181	192	(1)	211	99	(3)	14	(46)	211	(3)	(2)	(27)	(56)	33
Transfer of allowance	5	–	–	–	(70)	7	–	–	–	5	–	–	–	–	65
Recoveries	53	47	37	35	28	38	65	30	94	60	–	–	–	2	–
Write-offs	(274)	(263)	(303)	(283)	(341)	(117)	(75)	(116)	(157)	(211)	–	–	–	(30)	(14)
Other, including foreign exchange rate changes	–	(1)	(1)	(2)	(15)	(68)	(19)	(7)	(38)	(104)	–	–	1	(1)	(16)

Allowance for credit losses, end of year	692	651	687	762	1,013	362	403	435	514	661	1	4	6	32	117

Allocation of Write-offs by Market
Consumer	(246)	(229)	(219)	(185)	(155)	(43)	(38)	(27)	(21)	(23)	–	–	–	–	–
Commercial and corporate	(28)	(34)	(84)	(98)	(186)	(74)	(37)	(89)	(136)	(188)	–	–	–	(30)	(14)
Allocation of Recoveries by Market
Consumer	50	39	33	29	26	22	21	16	12	10	–	–	–	–	–
Commercial and corporate	3	8	4	6	2	16	44	14	82	50	–	–	–	2	–
Net write-offs as a % of average loans and acceptances	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

Table 16 • Changes in Allowance for Credit Losses – Segmented Information
($ millions, except as noted)

			Total

As at October 31	2007	2006	2005	2004	2003

Allowance for credit losses (ACL), beginning of year	1,058	1,128	1,308	1,791	1,949
Provision for credit losses	353	176	179	(103)	455
Transfer of allowance	12	–	–	–	–
Recoveries	91	112	67	131	88
Write-offs	(391)	(338)	(419)	(470)	(566)
Other, including foreign exchange rate changes	(68)	(20)	(7)	(41)	(135)

Allowance for credit losses, end of year	1,055	1,058	1,128	1,308	1,791

Allocation of Write-offs by Market
Consumer	(289)	(267)	(246)	(206)	(178)
Commercial and corporate	(102)	(71)	(173)	(264)	(388)
Allocation of Recoveries by Market
Consumer	72	60	49	41	36
Commercial and corporate	19	52	18	90	52
Net write-offs as a % of average loans and acceptances	0.1	0.1	0.2	0.2	0.3

Table 17 • Allocation of Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

		Canada					United States					Other countries

As at October 31	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003

Consumer
Residential mortgages	14	5	5	5	5	–	–	–	–	–	–	–	–	–	–
Consumer instalment and
other personal loans	1	1	1	2	2	–	–	–	–	–	–	–	–	–	–

Total consumer	15	6	6	7	7	–	–	–	–	–	–	–	–	–	–
Commercial and corporate	90	90	91	125	200	51	53	66	134	281	1	4	6	32	117
Off-balance sheet	–	–	–	–	6	–	–	–	–	–	–	–	–	–	–

Total specific allowance	105	96	97	132	213	51	53	66	134	281	1	4	6	32	117
General allowance	587	555	590	630	800	311	350	369	380	380	–	–	–	–	–

Allowance for credit losses	692	651	687	762	1,013	362	403	435	514	661	1	4	6	32	117

Coverage Ratios
ACL as a % of gross impaired loans and acceptances
Total	152.4	166.5	179.4	163.9	167.3	138.2	155.0	109.6	91.8	62.8	25.0	26.7	25.0	34.0	44.3
Consumer	8.3	3.8	4.8	4.5	3.8	–	–	–	–	–	na	na	na	na	na
Commercial and corporate	33.0	38.6	35.4	40.6	47.7	19.5	20.8	35.4	24.1	26.8	25.0	26.7	25.0	34.0	44.3

un – unavailable
na – not applicable
Table 17 • Allocation of Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

			Total

As at October 31	2007	2006	2005	2004	2003

Consumer
Residential mortgages	14	5	5	5	5
Consumer instalment and
other personal loans	1	1	1	2	2

Total consumer	15	6	6	7	7
Commercial and corporate	142	147	163	291	598
Off-balance sheet	–	–	–	–	6

Total specific allowance	157	153	169	298	611
General allowance	898	905	959	1,010	1,180

Allowance for credit losses	1,055	1,058	1,128	1,308	1,791

Coverage Ratios
ACL as a % of gross impaired loans and acceptances
Total	146.5	158.8	140.2	116.9	93.1
Consumer	8.3	3.7	4.6	4.3	3.7
Commercial and corporate	26.3	29.2	24.2	30.4	34.6

86  BMO Financial Group 190th Annual Report 2007

Table 18 • Provision for Credit Losses – Segmented Information ($ millions)

For the year ended October 31	2007	2006	2005	2004	2003

Consumer
Residential mortgages	11	7	3	3	8
Cards	137	132	141	106	78
Consumer instalment and other personal loans	81	67	53	60	55

	229	206	197	169	141

Commercial and Corporate (1)
Commercial mortgages	–	–	4	2	1
Commercial real estate	14	(2)	2	6	(16)
Construction (non-real estate)	1	(2)	9	9	1
Retail trade	7	(5)	15	2	(7)
Wholesale trade	7	4	13	9	(1)
Agriculture	5	2	4	20	5
Communications	–	(6)	(34)	(12)	7
Manufacturing	(9)	20	23	(37)	116
Mining	–	–	–	(1)	10
Oil and gas	–	–	–	(4)	(18)
Transportation	4	7	13	(17)	29
Utilities	–	(19)	(26)	(87)	69
Forest products	–	(1)	–	(7)	37
Service industries	2	2	5	13	58
Financial institutions	40	(1)	(1)	13	2
Other	3	6	(5)	(11)	21

	74	5	22	(102)	314

Total specific provisions	303	211	219	67	455
Change in general allowance	50	(35)	(40)	(170)	–

Total provision for credit losses	353	176	179	(103)	455

(1)	There have been no provisions for credit losses on securities borrowed or purchased under resale agreements.
Table 19 • Specific Allowance for Credit Losses – Segmented Information ($ millions)

As at October 31	2007	2006	2005	2004	2003

Commercial and Corporate Specific Allowance by Industry
Commercial mortgages	–	–	–	–	–
Commercial real estate	25	7	6	4	3
Construction (non-real estate)	4	3	4	20	2
Retail trade	7	9	18	7	8
Wholesale trade	17	21	20	14	40
Agriculture	13	9	13	12	7
Communications	–	1	2	46	85
Manufacturing	35	57	53	79	158
Mining	–	–	–	–	–
Oil and gas	–	–	1	–	2
Transportation	5	11	3	6	36
Utilities	–	–	–	46	141
Forest products	2	2	2	8	34
Service industries	17	19	26	23	49
Financial institutions	10	1	7	10	21
Other	7	7	8	16	12

Total specific allowance for credit losses on commercial and corporate loans	142	147	163	291	598

  BMO Financial Group 190th Annual Report 2007  87

Supplemental Information
Table 20 • Capital Adequacy ($ millions, except as noted)

As at October 31	2007	2006	2005	2004	2003

Tier 1 capital
Common shareholders’ equity	14,233	14,465	13,246	12,120	11,036
Non-cumulative preferred shares (1)	1,446	1,046	1,046	1,046	1,446
Innovative Tier 1 capital instruments (1) (2)	2,422	2,192	2,192	1,745	1,150
Non-controlling interest in subsidiaries	33	36	37	44	39
Goodwill and excess intangible assets (3)	(1,140)	(1,098)	(1,091)	(1,507)	(1,334)

Total Tier 1 capital	16,994	16,641	15,430	13,448	12,337

Tier 2 capital
Preferred shares of a subsidiary (2)	–	273	287	296	320
Subordinated debt	3,335	2,306	2,130	1,783	1,981
Trust subordinated notes	800	–	–	–	–
Accumulated unrealized gain from Available-For-Sale Equity Securities	26	–	–	–	–
General allowance for credit losses (4)	898	905	958	1,010	1,130

Total Tier 2 capital	5,059	3,484	3,375	3,089	3,431

First loss protection	(85)	(44)	(123)	(128)	(149)
Investment in non-consolidated subsidiaries/substantial investments	(994)	(937)	(963)	(901)	–

Total capital	20,974	19,144	17,719	15,508	15,619

Risk-weighted assets	178,687	162,794	149,855	136,661	129,163
Capital ratios (%)
Tier 1 Capital Ratio	9.51	10.22	10.30	9.84	9.55
Total Capital Ratio	11.74	11.76	11.82	11.35	12.09
Assets-to-capital multiple	17.2	16.1	16.3	16.8	16.4

(1)	Non-cumulative preferred shares and Innovative Tier 1 capital instruments include amounts that were reclassified to liabilities on the consolidated balance sheet, but are eligible for inclusion in the capital calculation for regulatory purposes.

(2)	In the fourth quarter of 2007, OSFI approved the reclassification of preferred shares issued by a subsidiary from Tier 2 capital to Innovative Tier 1 capital under a new OSFI Advisory released in the third quarter of 2007.

(3)	In addition to goodwill, intangible assets in excess of 5% of gross Tier 1 capital are deducted from Tier 1 capital as required by OSFI guidelines.

(4)	OSFI permits the inclusion of the lesser of the balance of our general allowance for credit losses and 0.875% of risk-weighted assets.

Table 21 • Risk-Weighted Assets ($ millions, except as noted)

As at October 31				2007	2006
		Credit	Risk	Risk-	Risk-
		risk	weighting	weighted	weighted
	Balance	equivalent	(%)	balance	balance

Balance sheet items
Cash resources	22,890	22,890	0–20	4,324	3,747
Securities	98,277	98,277	0–100	5,236	4,324
Mortgages	58,372	58,372	0–100	16,652	25,625
Other loans and acceptances	142,816	142,816	0–100	96,661	84,299
Other assets	44,169	44,169	0–100	7,706	6,986

Total balance sheet items	366,524	366,524		130,579	124,981

Off-balance sheet items
Guarantees and standby letters of credit	12,395	10,663	0–100	7,270	7,542
Securities lending	1,834	298	0–100	59	21
Documentary and commercial letters of credit	1,301	260	0–100	116	207
Commitments to extend credit:
Original maturity of one year and under	66,126	3,531	0–100	3,531	–
Original maturity of over one year	28,372	14,186	0–100	13,066	13,543
Derivative financial instruments	2,694,284	32,592	0–50	8,913	7,542

Total off-balance sheet items	2,804,312	61,530		32,955	28,855

Total risk-weighted assets – credit risk				163,534	153,836
Total risk-weighted assets – market risk				15,153	8,958
Total risk-weighted assets				178,687	162,794

88  BMO Financial Group 190th Annual Report 2007

Table 22 • Average Deposits ($ millions, except as noted)

		2007		2006		2005

	Average	Average	Average	Average	Average	Average
	balance	rate paid (%)	balance	rate paid (%)	balance	rate paid (%)

Deposits Booked in Canada
Demand deposits – interest bearing	9,400	2.94	7,934	2.18	7,933	1.14
Demand deposits – non-interest bearing	13,076	–	12,189	–	10,861	–
Payable after notice	36,255	2.32	35,678	1.91	37,287	1.39
Payable on a fixed date	80,220	3.66	74,649	3.17	68,019	2.33

Total deposits booked in Canada	138,951	2.92	130,450	2.47	124,100	1.77

Deposits Booked in the United States and Other Countries
U.S. demand deposits	8,675	3.84	8,644	2.98	9,930	1.56
Other U.S. deposits payable after
notice or on a fixed date	46,277	4.40	34,206	3.64	31,051	2.21
Deposits booked in other countries	30,473	4.85	23,919	4.26	21,607	3.08

Total Average Deposits	224,376	3.52	197,219	2.91	186,688	1.98

As at October 31, 2007, 2006 and 2005: deposits by foreign depositors in our Canadian bank offices amounted to $11,544 million, $9,320 million and $9,515 million, respectively; total deposits payable after notice included $21,477 million, $18,947 million and $18,766 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements; and total deposits payable on a fixed date included $29,318 million, $24,513 million and $21,477 million, respectively, of federal funds purchased and commercial paper issued. These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

Table 23 • Unrealized Gains (Losses) on Securities, Other Than Trading ($ millions)

			Unrealized gains (losses)(1)
As at October 31	Amortized cost	Fair value	2007	2006	2005	2004	2003

Canadian governments debt	928	928	–	–	–	–	1
U.S. governments debt	10,199	10,207	8	(29)	(23)	–	134
Mortgage-backed securities – Canada	8,882	8,902	20	–	–	–	–
– United States	368	362	(6)	(10)	(7)	4	15
Corporate debt	4,779	4,776	(3)	3	6	21	89
Corporate equity	2,207	2,233	26	90	20	60	71
Other governments debt	96	96	–	1	1	1	2

Total securities, other than trading	27,459	27,504	45	55	(3)	86	312

(1)	Unrealized gains (losses) may be offset by related losses (gains) on liabilities or hedge contracts.

Table 24 • Contractual Obligations ($ millions)

	Less than	1-3	4-5	Over 5	No fixed
As at October 31, 2007	one year	years	years	years	maturity	Total

Subordinated debt	–	140	–	4,100	–	4,240
Operating leases	199	319	221	557	–	1,296
Deposits (1)	119,931	22,249	7,840	3,383	78,647	232,050
Capital trust securities (2)	–	350	800	1,050	–	2,200
Purchase obligations (3)	182	361	356	392	–	1,291

Total	120,312	23,419	9,217	9,482	78,647	241,077

(1)	Includes fixed maturity deposits of $20.5 billion that are redeemable at the customers’ option under certain conditions.

(2)	Represents Innovative Tier 1 capital instruments.

(3)	BMO has entered into three major outsourcing contracts. In 2006, BMO entered into a six-year contract with an external service provider to provide application system maintenance and development services. In 2003, BMO entered into a ten-year contract with an external service provider to provide human resource transactional business processing. In 2000, BMO entered into a five-year contract with two optional five-year renewals with an external service provider to manage our cheque and bill payment processing, including associated statement and report printing activities. All outsourcing contracts are cancellable with notice.

  BMO Financial Group 190th Annual Report 2007  89

Statement of Management’s Responsibility
for Financial Information

The management of Bank of Montreal (the “Bank”) is responsible for preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.
          The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the requirements of the Securities and Exchange Commission (“SEC”) in the United States, as applicable. The financial statements also comply with the provisions of the Bank Act and related regulations, including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada.
          The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (“CSA”) as well as Item 303 of Regulation S-K of the Securities Exchange Act, and their related published requirements.
          The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.
          The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.
          In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls and internal audit, including organizational and procedural controls, disclosure controls and procedures and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties;
delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. This structure ensures appropriate internal controls over transactions, assets and records. We also regularly audit internal controls. These controls and audits are designed to provide us with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and we are in compliance with all regulatory requirements.
          As at October 31, 2007 we, as Bank of Montreal’s Chief Executive Officer and Executive Vice-President, Finance and Treasurer and Acting Chief Financial Officer, have determined that the Bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and the SEC as required in Canada by Multilateral Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and in the United States by the Securities Exchange Act of 1934.
          In order to provide their opinions on our consolidated financial statements and on the Bank’s internal control over financial reporting, the Shareholders’ Auditors review our system of internal controls and conduct work to the extent that they consider appropriate.
          The Board of Directors, based on recommendations from its Audit and Risk Review Committees, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant Committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas and assessment of significant and related party transactions.
          The Audit Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the Bank’s Chief Auditor have full and free access to the Board of Directors and its Audit and other relevant Committees to discuss audit, financial reporting and related matters.

William A. Downe President and Chief Executive Officer	Thomas E. Flynn Executive Vice-President, Finance and Treasurer and Acting Chief Financial Officer	Canada November 27, 2007

90  BMO Financial Group 190th Annual Report 2007

Shareholders’ Auditors’ Reports

To the Shareholders of Bank of Montreal
We have audited the consolidated balance sheets of Bank of Montreal (the “Bank”) as at October 31, 2007 and 2006 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2007. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended October 31, 2007 and 2006, we also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
November 27, 2007

To the Shareholders and Board of Directors
of Bank of Montreal
We have audited Bank of Montreal’s (the “Bank”) internal control over financial reporting as of October 31, 2007, based on the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included on page 63 of Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by COSO.
          We also have conducted audits of the consolidated financial statements of the Bank for each of the years in the three-year period ended October 31, 2007 in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for each of the years in the two-year period ended October 31, 2007, we also have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated November 27, 2007 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
November 27, 2007

  BMO Financial Group 190th Annual Report 2007  91

Consolidated Financial Statements
Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2007	2006

Assets
Cash Resources (Notes 2 and 28)	$22,890	$19,608

Securities (Notes 3 and 28)
Trading	70,773	51,820
Investment (fair value $14,221 in 2006)	–	14,166
Available-for-sale	26,010	–
Other	1,494	1,414
Loan substitutes	–	11

	98,277	67,411

Loans (Notes 4, 7 and 28)
Residential mortgages	52,429	63,321
Consumer instalment and other personal	33,189	30,418
Credit cards	4,493	3,631
Businesses and governments	62,650	56,030
Securities borrowed or purchased under resale agreements	37,093	31,429

	189,854	184,829
Customers’ liability under acceptances	12,389	7,223
Allowance for credit losses	(1,055)	(1,058)

	201,188	190,994

Other Assets
Derivative instruments (Note 9)	32,585	30,411
Premises and equipment (Note 10)	1,980	2,047
Goodwill (Note 13)	1,140	1,098
Intangible assets (Note 13)	124	152
Other (Note 14)	8,340	8,257

	44,169	41,965

Total Assets	$366,524	$319,978

Liabilities and Shareholders’ Equity
Deposits (Note 15)
Banks	$34,100	$26,632
Businesses and governments	121,748	100,848
Individuals	76,202	76,368

	232,050	203,848

Other Liabilities
Derivative instruments (Note 9)	33,584	31,446
Acceptances (Note 16)	12,389	7,223
Securities sold but not yet purchased (Note 16)	25,039	15,398
Securities lent or sold under repurchase agreements (Note 16)	31,263	31,918
Other (Note 16)	12,055	10,758

	114,330	96,743

Subordinated Debt (Note 18)	3,446	2,726

Preferred Share Liability (Note 21)	250	450

Capital Trust Securities (Note 19)	1,150	1,150

Shareholders’ Equity
Share capital (Note 21)	5,607	4,827
Contributed surplus (Note 22)	58	49
Retained earnings	11,166	10,974
Accumulated other comprehensive loss (Note 1)	(1,533)	(789)

	15,298	15,061

Total Liabilities and Shareholders’ Equity	$366,524	$319,978

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

William A. Downe	Philip S. Orsino
President and Chief Executive Officer	Chairman, Audit Committee

92  BMO Financial Group 190th Annual Report 2007

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2007	2006	2005

			Restated
Interest, Dividend and Fee Income			(see Note 22)
Loans	$11,557	$9,985	$7,728
Securities (Note 3)	3,153	2,158	1,830
Deposits with banks	1,128	769	606

	15,838	12,912	10,164

Interest Expense
Deposits	7,905	5,743	3,703
Subordinated debt	180	169	202
Preferred shares and capital trust securities (Notes 19 and 21)	99	99	97
Other liabilities	2,811	2,157	1,375

	10,995	8,168	5,377

Net Interest Income	4,843	4,744	4,787
Provision for credit losses (Note 4)	353	176	179

Net Interest Income After Provision for Credit Losses	4,490	4,568	4,608

Non-Interest Revenue
Securities commissions and fees	1,145	1,051	1,092
Deposit and payment service charges	728	729	734
Trading revenues (losses)	(487)	718	496
Lending fees	406	337	313
Card fees (Note 16)	107	396	334
Investment management and custodial fees	322	298	305
Mutual fund revenues	576	499	437
Securitization revenues (Note 7)	296	100	113
Underwriting and advisory fees	528	407	357
Securities gains, other than trading (Note 3)	246	145	165
Foreign exchange, other than trading	132	102	97
Insurance income	230	204	162
Other	277	255	447

	4,506	5,241	5,052

Net Interest Income and Non-Interest Revenue	8,996	9,809	9,660

Non-Interest Expense
Employee compensation (Notes 22 and 23)	3,825	3,824	3,751
Premises and equipment (Note 10)	1,303	1,211	1,264
Amortization of intangible assets (Note 13)	46	44	94
Travel and business development	287	253	247
Communications	149	131	122
Business and capital taxes	47	94	107
Professional fees	301	287	243
Other	484	509	504

	6,442	6,353	6,332

Restructuring Charge (Note 17)	159	–	–

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	2,395	3,456	3,328
Income taxes (Note 24)	189	717	874

	2,206	2,739	2,454
Non-controlling interest in subsidiaries (Notes 16 and 19)	75	76	58

Net Income	$2,131	$2,663	$2,396

Preferred share dividends (Note 21)	$43	$30	$30
Net income available to common shareholders	$2,088	$2,633	$2,366
Average common shares (in thousands)	499,950	501,257	500,060
Average diluted common shares (in thousands)	508,614	511,173	510,845

Earnings Per Share (Canadian $) (Note 25)
Basic	$4.18	$5.25	$4.73
Diluted	4.11	5.15	4.63
Dividends Declared Per Common Share	2.71	2.26	1.85

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

  BMO Financial Group 190th Annual Report 2007  93

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)				2007	2006	2005

Net income				$2,131	$2,663	$ 2,396
Other Comprehensive Income
Net change in unrealized gains on available-for-sale securities				32	–	–
Net change in unrealized losses on cash flow hedges				(115)	–	–
Net loss on translation of net foreign operations				(613)	(177)	(115)

Total Comprehensive Income				$1,435	$2,486	$ 2,281

Consolidated Statement of Changes in Shareholders’ Equity

For the Year Ended October 31 (Canadian $ in millions, except as noted)				2007	2006	2005

						Restated
Preferred Shares (Note 21)						(see Note 22)
Balance at beginning of year				$596	$596	$ 596
Issued during the year				600	–	–

Balance at End of Year				1,196	596	596

	Number of Shares

	2007	2006	2005

Common Shares (Note 21)
Balance at beginning of year	500,726,079	500,219,068	500,896,857	4,231	4,022	3,857
Issued under the Shareholder Dividend
Reinvestment and Share Purchase Plan (Note 21)	1,626,374	1,378,328	1,258,463	113	89	71
Issued under the Stock Option Plan (Note 22)	3,774,644	5,014,557	4,736,826	132	169	146
Issued on the exchange of shares of a subsidiary corporation (Note 21)	57,205	33,526	284,722	1	–	2
Repurchased for cancellation (Note 21)	(7,621,600)	(5,919,400)	(6,957,800)	(66)	(49)	(54)

Balance at End of Year	498,562,702	500,726,079	500,219,068	4,411	4,231	4,022

Contributed Surplus
Balance at beginning of year				49	35	22
Stock option expense (Note 22)				9	14	13

Balance at End of Year				58	49	35

Retained Earnings
Balance at beginning of year				10,974	9,801	8,738
Cumulative impact of adopting new accounting requirements for financial instruments (net of income taxes of $39) (Note 1)				(71)	–	–
Cumulative impact of adopting new accounting requirements for Variable Interest Entities (net of income taxes) (Note 8)				–	–	(42)
Net income				2,131	2,663	2,396
Dividends – Preferred shares (Note 21)				(43)	(30)	(30)
– Common shares (Note 21)				(1,353)	(1,133)	(925)
Common shares repurchased for cancellation (Note 21)				(458)	(327)	(336)
Share issue expense				(14)	–	–

Balance at End of Year				11,166	10,974	9,801

Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of year				–	–	–
Impact of remeasuring available-for-sale securities to market value on November 1, 2006 (net of income taxes of $1)				3	–	–
Unrealized gains on available-for-sale securities arising during the year (net of income taxes of $6)				15	–	–
Reclassification to earnings of realized losses in the year (net of income taxes of $12)				17	–	–

Balance at End of Year				35	–	–

Accumulated Other Comprehensive Loss on Cash Flow Hedges
Balance at beginning of year				–	–	–
Impact of adopting new cash flow hedge accounting rules on November 1, 2006 (net of income taxes of $28)				(51)	–	–
Losses on cash flow hedges arising during the year (net of income taxes of $64)				(128)	–	–
Reclassification to earnings of losses on cash flow hedges (net of income taxes of $6)				13	–	–

Balance at End of Year				(166)	–	–

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of year				(789)	(612)	(497)
Unrealized loss on translation of net foreign operations				(1,697)	(472)	(311)
Impact of hedging unrealized loss on translation of net foreign operations (net of income taxes of $575, $156 and $101)				1,084	295	196

Balance at End of Year				(1,402)	(789)	(612)

Total Accumulated Other Comprehensive Loss				(1,533)	(789)	(612)

Total Shareholders’ Equity				$15,298	$15,061	$13,842

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

94  BMO Financial Group 190th Annual Report 2007

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2007	2006	2005

			Restated
Cash Flows from Operating Activities		(see Notes 3 and 22)
Net income	$2,131	$2,663	$2,396
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of securities, other than trading	18	9	11
Net gain on securities, other than trading	(264)	(154)	(176)
Net (increase) in trading securities	(23,028)	(8,565)	(9,848)
Provision for credit losses	353	176	179
Gain on sale of securitized loans	(202)	(69)	(82)
Change in derivative instruments – (Increase) decrease in derivative asset	(4,991)	238	(6,862)
– Increase in derivative liability	6,127	3,328	5,681
Amortization of premises and equipment	390	360	377
Amortization of intangible assets	46	44	94
Net increase (decrease) in future income taxes	(176)	(153)	91
Net increase (decrease) in current income taxes	(800)	144	(367)
Change in accrued interest – (Increase) in interest receivable	(129)	(468)	(255)
– Increase in interest payable	537	303	162
Changes in other items and accruals, net	6,051	2,595	1,423
Gain on sale of Harrisdirect LLC (Note 12)	–	–	(49)
Gain on sale of land and buildings (Note 10)	(6)	–	(29)

Net Cash Provided by (Used in) Operating Activities	(13,943)	451	(7,254)

Cash Flows from Financing Activities
Net increase in deposits	45,222	13,108	20,643
Net increase (decrease) in securities sold but not yet purchased	10,328	(708)	5,701
Net increase in securities lent or sold under repurchase agreements	2,325	9,987	1,737
Net increase (decrease) in liabilities of subsidiaries	335	(94)	(195)
Proceeds from issuance of securities of a subsidiary	–	–	447
Repayment of subordinated debt (Note 18)	(483)	(425)	(899)
Proceeds from issuance of subordinated debt (Note 18)	1,200	700	1,000
Redemption of preferred share liability (Note 21)	(200)	–	–
Proceeds from issuance of preferred shares (Note 21)	600	–	–
Proceeds from issuance of common shares	245	258	217
Share issue expense	(14)	–	–
Common shares repurchased for cancellation (Note 21)	(524)	(376)	(390)
Dividends paid	(1,396)	(1,163)	(955)

Net Cash Provided by Financing Activities	57,638	21,287	27,306

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(5,709)	901	(3,901)
Purchases of securities, other than trading	(50,366)	(20,433)	(14,827)
Maturities of securities, other than trading	24,635	9,494	8,402
Proceeds from sales of securities, other than trading	11,824	7,920	8,294
Net (increase) in loans, customers’ liability under acceptances and loan substitute securities	(14,570)	(20,184)	(16,191)
Proceeds from securitization of loans	3,330	4,994	3,130
Net (increase) in securities borrowed or purchased under resale agreements	(8,280)	(3,723)	(5,900)
Proceeds from sales of land and buildings (Note 10)	45	–	347
Premises and equipment – net purchases	(420)	(583)	(487)
Acquisitions (Note 11)	(386)	(76)	(194)
Proceeds from sale of Harrisdirect LLC (Note 12)	–	–	827

Net Cash Used in Investing Activities	(39,897)	(21,690)	(20,500)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(2,606)	(2)	254

Net Increase (Decrease) in Cash and Cash Equivalents	1,192	46	(194)
Cash and Cash Equivalents at Beginning of Year	2,458	2,412	2,606

Cash and Cash Equivalents at End of Year	$3,650	$2,458	$2,412

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$2,264	$1,154	$1,309
Cheques and other items in transit, net	1,386	1,304	1,103

	$3,650	$2,458	$2,412

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the year	$11,447	$7,873	$5,222
Amount of income taxes paid in the year	$940	$630	$1,065

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

  BMO Financial Group 190th Annual Report 2007  95

Notes to Consolidated Financial Statements

Note 1: Basis of Presentation
We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada.
          We reconcile our Canadian GAAP results to those that would be reported under United States GAAP. Significant differences in consolidated total assets, total liabilities or net income arising from applying United States GAAP are described in Note 30. In addition, our consolidated financial statements comply with applicable disclosure requirements of United States GAAP, except we do not provide disclosures related to Canadian and United States GAAP differences described in Note 30.
Basis of Consolidation
We conduct business through a variety of corporate structures, including subsidiaries and joint ventures. Subsidiaries are those where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those where we exercise joint control through an agreement with other shareholders. All of the assets, liabilities, revenues and expenses of our subsidiaries and our proportionate share of the assets, liabilities, revenues and expenses of our joint ventures are included in our consolidated financial statements. All significant inter-company transactions and balances are eliminated.
          We hold investments in companies where we exert significant influence over operating, investing and financing decisions (those where we own between 20% and 50% of the voting shares). These are recorded at cost and are adjusted for our proportionate share of any net income or loss and dividends. They are recorded as other securities in our Consolidated Balance Sheet and our proportionate share of the net income or loss of these companies is recorded in interest, dividend and fee income, securities, in our Consolidated Statement of Income.
          We hold interests in variable interest entities, which we consolidate where we are deemed to be the primary beneficiary; these are more fully described in Note 8.
Translation of Foreign Currencies
We conduct business in a variety of foreign currencies and report our consolidated financial statements in Canadian dollars. Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.
          Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in shareholders’ equity within accumulated other comprehensive gain (loss) on translation of net foreign operations. When we sell or liquidate an investment in a foreign operation, the associated translation gains and losses, previously included in shareholders’ equity as accumulated other comprehensive gain (loss) on translation of net foreign operations, are recorded as part of the gain or loss on disposition in non-interest revenue, securities gains (losses), other than trading. All other foreign currency translation gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.
          From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses on the mark-to-market of foreign exchange hedge contracts are included in foreign exchange, other than trading, in our Consolidated Statement of Income.
Specific Accounting Policies
To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page	Note	Topic	Page

1	Basis of Presentation	96	19	Capital Trust Securities	119
2	Cash Resources	97	20	Interest Rate Risk	119
3	Securities	97	21	Share Capital	121
4	Loans, Customers’ Liability		22	Employee Compensation –
	under Acceptances and Allowance for Credit Losses	101		Stock-Based Compensation	122
			23	Employee Compensation –
5	Other Credit Instruments	103		Pension and Other
6	Guarantees	104		Employee Future Benefits	125
7	Asset Securitization	104	24	Income Taxes	128
8	Variable Interest Entities	106	25	Earnings Per Share	129
9	Derivative Instruments	108	26	Operating and Geographic
10	Premises and Equipment	113		Segmentation	130
11	Acquisitions	114	27	Related Party Transactions	132
12	Sale of Harrisdirect LLC	115	28	Contingent Liabilities	132
13	Goodwill and Intangible Assets	115	29	Fair Value of
14	Other Assets	116		Financial Instruments	133
15	Deposits	116	30	Reconciliation of Canadian
16	Other Liabilities	117		and United States
17	Restructuring Charge	117		Generally Accepted
18	Subordinated Debt	118		Accounting Principles	134

Changes in Accounting Policy
Changes in accounting policy that resulted from changes by Canadian standard setters in the current year require that we present a new Consolidated Statement of Comprehensive Income, which is comprised of net income, changes in unrealized gains or losses related to available-for-sale securities, changes in unrealized gains or losses related to cash flow hedges and the net unrealized foreign exchange gain or loss related to our net investment in foreign operations.
          Other changes are disclosed as follows: securities – Note 3; effective interest method – Note 4; hedging derivatives – Note 9; and fair value option – Notes 3 and 15. Changes in accounting policy that resulted from changes by Canadian standard setters in 2006 are disclosed as follows: settlement date accounting – Note 3; variable interest entities – Note 8; and stock-based compensation – Note 22. Changes in accounting policy that resulted from changes by Canadian standard setters in 2005 are disclosed as follows: merchant banking investments – Note 3; and liabilities and equity – Notes 19 and 21. United States GAAP changes are described in Note 30.
Future Changes in Accounting Policy
Financial Instruments – Disclosure and Presentation
Effective November 1, 2007, we will adopt two new Canadian standards relating to the disclosure and presentation of financial instruments, enhancing users’ ability to evaluate the significance of financial instruments to an entity, related exposures and the management of these risks.
Capital Disclosures
Effective November 1, 2007, we will adopt the new Canadian standards on capital disclosures. This section establishes standards for disclosure of both qualitative and quantitative information that enable users to evaluate an entity’s objectives, policies and processes for managing capital.

96  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements

Accounting Policy Choice for Transaction Costs
On June 1, 2007, the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) issued Abstract 166, “Accounting for Policy Choice for Transaction Costs”. Transaction costs related to the acquisition or issuance of financial instruments that are classified as other than held-for-trading may be expensed immediately or included in the carrying value. The EIC Abstract requires the same choice be made for similar financial instruments, but permits a different choice for those that are not similar. The treatment is effective November 1, 2007, and we will continue to capitalize transaction costs related to loans and expense transaction costs related to securities.
Accounting Changes
Effective November 1, 2007, we will adopt the new CICA Handbook section 1506 “Accounting Changes”. This section aims to improve the relevance, reliability and comparability of financial statements over time and to those of other entities by establishing criteria for accounting changes and related disclosures. The impact is not expected to be material to our results of operations or financial position.
Use of Estimates
In preparing our consolidated financial statements we must make estimates and assumptions, mainly concerning fair values, which affect reported amounts of assets, liabilities, net income and related disclosures. The most significant assets and liabilities where we must make estimates include: measurement of other than temporary impairment –Note 3; securities measured at fair value – Note 3; allowance for credit losses – Note 4; accounting for securitizations – Note 7; derivative instruments measured at fair value – Note 9; goodwill – Note 13; customer loyalty programs – Note 16; pension and other employee future benefits – Note 23; income taxes – Note 24; and contingent liabilities – Note 28. If actual results differ from the estimates, the impact would be recorded in future periods.

Note 2: Cash Resources

(Canadian $ in millions)	2007	2006

Cash and non-interest bearing deposits with Bank of Canada and other banks	$2,264	$1,154
Interest bearing deposits with banks	19,240	17,150
Cheques and other items in transit, net	1,386	1,304

Total	$22,890	$19,608

Deposits with Banks
Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.
Cheques and Other Items in Transit, Net
Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.
Cash Restrictions
Some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $457 million as at October 31, 2007 ($333 million in 2006).

Note 3: Securities
Changes in Accounting Policy
On November 1, 2006, we adopted the CICA’s new accounting requirements for securities. The new rules required us to classify securities, other than trading securities, as held-to-maturity or available-for-sale.
(a) Available-for-Sale Securities
Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in other comprehensive gain (loss) on available-for-sale securities in our Consolidated Statement of Changes in Shareholders’ Equity until the security is sold, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. Gains and losses on disposal are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and dividends received on available-for-sale securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities. We have not classified any of our securities as held-to-maturity. Available-for-sale securities where there is no quoted market price, including securities whose sale is restricted, will continue to be recorded at amortized cost.
          The new rules do not affect accounting for our merchant banking investments or investments in corporate equity where we exercise significant influence, but not control. These are recorded as other securities in our Consolidated Balance Sheet.
          On November 1, 2006, we remeasured our available-for-sale securities at fair value, as appropriate. A net unrealized gain of $3 million was recorded in opening accumulated other comprehensive income on available-for-sale securities.
(b) Fair Value Option
The new rules allow management to elect to measure financial instruments that would not otherwise be accounted for at fair value as trading instruments, with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must have been designated on November 1, 2006, when the new standard was adopted, or when new financial instruments were acquired, and the designation is irrevocable.
          Securities in our insurance subsidiaries that support our insurance liabilities have been designated as trading securities under the fair value option. Since the actuarial calculation of insurance liabilities is based on the recorded value of the securities supporting them, recording the securities at fair value better aligns the accounting result with how the portfolio is managed. On November 1, 2006, we remeasured these securities and the net unrealized loss of less than $1 million was recorded in opening retained earnings. The fair value of these securities as at October 31, 2007 was $30 million. The impact of recording these as trading securities was a decrease in non-interest revenue, insurance income of $1 million for the year ended October 31, 2007.

  BMO Financial Group 190th Annual Report 2007  97

Notes to Consolidated Financial Statements
During the year ended October 31, 2006, we changed our accounting policy for recording securities transactions in our Consolidated Balance Sheet. We now record securities transactions on the date the transaction settles. Previously, we recorded securities transactions on the date we agreed to enter into the trade. We restated prior years’ financial statements to reflect this change. The impact of this change on our Consolidated Balance Sheet as at October 31, 2006 was a decrease in trading securities of $1,896 million, a decrease in other assets of $6,618 million and a decrease in other liabilities of $8,514 million.
          On November 1, 2004, we adopted the CICA’s new accounting requirements applicable to our merchant banking subsidiaries. The new rules require these subsidiaries to account for their investments at fair value, with changes in fair value recorded in net income. Previously, these subsidiaries accounted for their investments at cost. The impact on our Consolidated Statement of Income, including the initial adjustment to fair value on November 1, 2004, was an increase of $50 million in non-interest revenue, securities gains, other than trading, an increase in income taxes of $18 million and an increase in net income of $32 million for the year ended October 31, 2005.
Securities
Securities are divided into four types, each with a different purpose and accounting treatment. The four types of securities we hold are as follows:
          Available-for-sale securities (previously investment securities) consist of debt and equity securities. Available-for-sale securities include securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.
          Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their market value and record the mark-to-market adjustments and any gains and losses on the sale of these securities in our Consolidated Statement of Income in trading revenues (losses).
          Merchant banking investments are securities held by our merchant banking subsidiaries. These subsidiaries account for their investments at fair value, with changes in fair value recorded in our Consolidated Statement of Income in securities gains, other than trading as they occur.
          Merchant banking investments are classified as other securities in our Consolidated Balance Sheet.
          Loan substitute securities are customer financings, such as distressed preferred shares, that we structure as after-tax investments to provide our customers with an interest rate advantage over what would be applicable on a conventional loan. These securities are accounted for in accordance with our accounting policy for loans, which is described in Note 4.
Impairment Review
We review available-for-sale and other securities at each quarter end to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary.
          In determining whether a loss is temporary, factors considered include the extent of the unrealized loss, the length of time that the security has been in an unrealized loss position, the financial condition and near-term prospects of the issuer, and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. If the decline is considered to be other than temporary, a write-down is recorded in our Consolidated Statement of Income in securities gains (losses), other than trading.
          As at October 31, 2007, we had available-for-sale securities with unrealized losses of $48 million. As at October 31, 2006, we had investment securities with unrealized losses of $57 million. The majority of unrealized losses resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuers. Management has determined that the unrealized losses are temporary in nature.
We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2007 or 2006, was greater than 10% of our shareholders’ equity.
Included in other securities are investments where we exert significant influence, but not control, of $962 million and $937 million as at October 31, 2007 and 2006, respectively.
Fair Value
For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices, where available. For securities where market quotes are not available, we use estimation techniques to determine fair value. Estimation techniques used include discounted cash flows, internal models that utilize observable market data or comparisons with other securities that are substantially the same.
In the following tables, we report current-year amounts for available-for-sale securities that have been measured at fair value. These securities were previously classified as investment securities in 2006 and were recorded at cost or amortized cost. Merchant banking investments and investments in corporate equity where we exercise significant influence, but not control, which were previously classified as investment securities in 2006, are now classified as other securities. Securities in our insurance subsidiaries that support our insurance liabilities, which were previously classified as investment securities in 2006 and recorded at amortized cost, have been designated as trading securities under the fair value option.

98  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements

(Canadian $ in millions, except as noted)			Term to maturity			2007	2006
	Within	1 to 3	3 to 5	5 to 10	Over 10
	1 year	years	years	years	years	Total	Total

Trading Securities
Issued or guaranteed by:
Canadian federal government	$1,972	$2,825	$2,097	$364	$2,235	$9,493	$5,496
Canadian provincial and municipal governments	683	524	380	1,217	1,167	3,971	2,851
U.S. federal government	92	355	24	19	211	701	2,045
U.S. states, municipalities and agencies	–	–	–	–	106	106	135
Other governments	–	39	82	710	41	872	717
Corporate debt	16,061	3,187	2,038	3,334	6,816	31,436	21,588
Corporate equity	–	–	–	3	24,191	24,194	18,988

Total trading securities	18,808	6,930	4,621	5,647	34,767	70,773	51,820

Available-for-Sale Securities (1)
Issued or guaranteed by:
Canadian federal government
Amortized cost	229	499	98	101	–	927	589
Fair value	229	499	98	101	–	927	589
Yield (%)	4.35	4.39	4.22	3.94	–	4.31	4.30
Canadian provincial and municipal governments
Amortized cost	1	–	–	–	–	1	3
Fair value	1	–	–	–	–	1	3
Yield (%)	6.30	–	–	–	–	6.30	4.37
U.S. federal government
Amortized cost	282	741	170	321	4	1,518	1,898
Fair value	282	743	173	321	4	1,523	1,879
Yield (%)	3.53	4.09	4.48	4.57	4.77	4.13	4.30
U.S. states, municipalities and agencies
Amortized cost	3,991	1,703	1,078	275	1,634	8,681	7,810
Fair value	3,992	1,708	1,080	276	1,628	8,684	7,800
Yield (%)	4.86	5.29	3.90	5.79	5.63	5.00	3.75
Other governments
Amortized cost	37	39	7	13	–	96	106
Fair value	37	39	7	13	–	96	107
Yield (%)	3.73	4.63	4.17	4.80	–	4.27	4.06
Mortgage-backed securities and collateralized mortgage obligations – Canada (2)
Amortized cost	–	–	8,882	–	–	8,882	–
Fair value	–	–	8,902	–	–	8,902	–
Yield (%)	–	–	4.75	–	–	4.75	–
Mortgage-backed securities and collateralized mortgage obligations – U.S.
Amortized cost	9	105	–	30	224	368	465
Fair value	9	103	–	29	221	362	455
Yield (%)	4.57	3.93	–	3.66	5.08	4.62	4.47
Corporate debt
Amortized cost	1,670	1,188	1,703	77	37	4,675	2,395
Fair value	1,670	1,184	1,706	75	37	4,672	2,398
Yield (%)	3.76	4.82	3.02	3.19	2.19	3.74	3.35
Corporate equity
Cost	25	234	163	130	265	817	900
Fair value	25	235	165	139	279	843	990
Yield (%)	5.71	5.56	4.64	3.31	3.23	4.27	4.42

Total cost or amortized cost	6,244	4,509	12,101	947	2,164	25,965	14,166

Total fair value	6,245	4,511	12,131	954	2,169	26,010	14,221

Yield (%)	4.48	4.85	4.42	4.55	5.22	4.58	3.84

Other Securities (1)
Cost	–	–	–	849	645	1,494	1,414
Fair value	–	–	–	849	645	1,494	1,414

Loan Substitute Securities
Cost	–	–	–	–	–	–	11
Fair value	–	–	–	–	–	–	11

Total cost or amortized cost of securities	$25,052	$11,439	$16,722	$7,443	$37,576	$98,232	$67,411

Total fair value of securities	$25,053	$11,441	$16,752	$7,450	$37,581	$98,277	$67,466

Total by Currency (in Canadian $ equivalent)
Canadian dollar	14,202	5,654	12,919	3,314	21,117	57,206	30,666
U.S. dollar	10,637	4,557	2,358	2,227	16,168	35,947	32,102
Other currencies	214	1,230	1,475	1,909	296	5,124	4,698

Total securities	$25,053	$11,441	$16,752	$7,450	$37,581	$98,277	$67,466

(1) Classified as investment securities in 2006.
(2) These amounts are supported by guaranteed mortgages.
Yields in the table above are calculated using the cost or amortized cost of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration.
The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

  BMO Financial Group 190th Annual Report 2007  99

Notes to Consolidated Financial Statements

Unrealized Gains and Losses
(Canadian $ in millions)	Available-for-sale and other securities			2007		Investment and other securities		2006
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

Issued or guaranteed by:
Canadian federal government	$927	$–	$–	$927	$589	$–	$–	$589
Canadian provincial and municipal governments	1	–	–	1	3	–	–	3
U.S. federal government	1,518	6	1	1,523	1,898	–	19	1,879
U.S. states, municipalities and agencies	8,681	20	17	8,684	7,810	15	25	7,800
Other governments	96	–	–	96	106	1	–	107
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	8,882	20	–	8,902	–	–	–	–
Mortgage-backed securities and collateralized mortgage obligations – U.S.	368	–	6	362	465	1	11	455
Corporate debt	4,779	18	21	4,776	2,485	4	1	2,488
Corporate equity	2,207	29	3	2,233	2,224	91	1	2,314

Total	$27,459	$93	$48	$27,504	$15,580	$112	$57	$15,635

(1)	These amounts are supported by guaranteed mortgages.

	Available-for-sale				Investment
Unrealized Losses	securities in an unrealized				securities in an unrealized
(Canadian $ in millions)	loss position for		2007		loss position for		2006
	Less than	12 months			Less than	12 months
	12 months	or longer	Total		12 months	or longer	Total
	Gross	Gross	Gross		Gross	Gross	Gross
	unrealized	unrealized	unrealized	Fair	unrealized	unrealized	unrealized	Fair
	losses	losses	losses	value	losses	losses	losses	value

Issued or guaranteed by:
Canadian federal government	$–	$–	$–	$–	$–	$–	$–	$–
Canadian provincial and municipal governments	–	–	–	–	–	–	–	–
U.S. federal government	1	–	1	301	15	4	19	899
U.S. states, municipalities and agencies	11	6	17	2,453	8	17	25	4,717
Other governments	–	–	–	56	–	–	–	67
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	–	–	–	–	–	–	–	–
Mortgage-backed securities and collateralized mortgage obligations – U.S.	–	6	6	253	–	11	11	368
Corporate debt	20	1	21	1,411	1	–	1	286
Corporate equity	2	1	3	86	–	1	1	30

Total	$34	$14	$48	$4,560	$24	$33	$57	$6,367

(1)	These amounts are supported by guaranteed mortgages.
Income from securities has been included in our consolidated financial statements as follows:

(Canadian $ in millions)	2007	2006	2005

Reported in Consolidated Statement of Income:

Interest, Dividend and Fee Income
Trading securities	$1,631	$1,789	$1,340
Available-for-sale securities (1)	1,439	369	490
Other securities (1)	83	–	–

	$3,153	$2,158	$1,830

Non-Interest Revenue
Available-for-sale securities (1)
Gross realized gains	$212	$137	$142
Gross realized losses	(18)	(12)	(16)
Other securities, net realized and unrealized gains	70	29	50
Impairment write-downs	(18)	(9)	(11)

Securities gains, other than trading	$246	$145	$165

Trading securities, net realized and unrealized gains (losses)	$(38)	$305	$222

Total income from securities	$3,361	$2,608	$2,217

(1)	Classified as investment securities in 2006 and 2005.

100  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements
Note 4: Loans, Customers’ Liability under Acceptances and Allowance for Credit
Losses
Change in Accounting Policy
Loan origination costs are included in our loan balances and are recognized in interest, dividend and fee income, loans, over the life of the resulting loan. Prior to November 1, 2006, an equal amount of loan origination costs was recognized in each year over the life of the resulting loan. The new rules require that we use the effective interest method to recognize loan origination costs, whereby the amount recognized varies over the life of the loan based on the principal outstanding.
          As at November 1, 2006, we adjusted our deferred loan origination costs to reflect the balance that would have resulted if we had always used the effective interest method to recognize loan origination costs. The impact was a decrease in loans, residential mortgages of $87 million, a decrease in future income tax liability of $30 million and a decrease in retained earnings of $57 million.
Loans
Loans are recorded at amortized cost using the effective interest method. This method allocates interest income over the expected term by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected life of the loan. The treatment of interest income for impaired loans is described below.
          Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased back to the original seller, on a specified date at a specified price. We account for these instruments as loans.
Loan Fees
The accounting treatment for loan fees varies depending on the transaction. Loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees as the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.
Customers’ Liability under Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers in the event of a call on these commitments. The amount due under acceptances is recorded in other liabilities and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.
          Fees earned are recorded in lending fees in our Consolidated Statement of Income.
Impaired Loans
We classify residential mortgages as impaired when payment is contractually 90 days past due, or one year past due if guaranteed by the Government of Canada. Credit card loans are classified as impaired and immediately written off when principal or interest payments are 180 days past due. Consumer instalment and other personal loans are classified as impaired when principal or interest payments are 90 days past due, and are normally written off when they are one year past due.
          Corporate and commercial loans are classified as impaired when we are no longer reasonably assured that principal or interest will be collected on a timely basis, or when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due.
          We do not accrue interest income on loans classified as impaired, and any interest income that is accrued and unpaid is reversed against interest income.
          Payments received on corporate and commercial loans that have been classified as impaired are applied first to the recovery of collection costs, principal and any previous write-offs or allowances, and then as interest income. Payments received on impaired consumer instalment loans are applied first to outstanding interest and then to the remaining principal.
          A loan will be reclassified back to performing status when it is determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.
          From time to time we will restructure a loan due to the poor financial condition of the borrower. If no longer considered impaired, interest on these restructured loans is recorded on an accrual basis.
Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments (as discussed in Note 5). The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.
          The allowance comprises the following two components:
Specific Allowances
These allowances are recorded for specific loans to reduce their book value to the amount we expect to recover. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (other than consumer instalment and credit card loans, which are written off when certain conditions exist, as discussed under impaired loans). Our review of problem loans is conducted at least quarterly by our account managers, who assess the ultimate collectibility and estimated recoveries on a specific loan based on all events and conditions that the manager believes are relevant to the condition of the loan. This assessment is then reviewed and concurred with by an independent credit officer.
          To determine the amount we expect to recover from an impaired loan, we use the value of the estimated future cash flows discounted at the effective rate inherent in the loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, the expected recovery amount is estimated using either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or an observable market price for the loan. Security can vary by type of loan and may include cash, securities, real property, accounts receivable, guarantees, inventory or other capital assets.
General Allowance
We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, the Superintendent of Financial Institutions Canada.
          The general allowance is reviewed on a quarterly basis. A number of factors are considered when determining the appropriate level of the general allowance, including a general allowance model that applies historical expected and unexpected loss rates to current balances with sensitivity to risk ratings, industry sectors and credit products. Model results are then considered along with the level of the existing allowance, as well as management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions.

  BMO Financial Group 190th Annual Report 2007  101

Notes to Consolidated Financial Statements

Provision for Credit Losses
Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for or written off are included in the provision for credit losses in our Consolidated Statement of Income.
Foreclosed Assets
Property or other assets that we have received from borrowers to satisfy their loan commitments are recorded at fair value and are classified as either held for use or held for sale according to management’s intention. Fair value is determined based on market prices where available. Otherwise, fair value is determined using other methods, such as analysis of discounted cash flows or market prices for similar assets.

Loans, including customers’ liability under acceptances and allowance for credit losses by category, are as follows:

(Canadian $ in millions)	Gross amount		Specific allowance		General allowance		Net amount

	2007	2006	2007	2006	2007	2006	2007	2006

Residential mortgages	$52,429	$63,321	$14	$5	$11	$23	$52,404	$63,293
Credit card, consumer instalment and other personal loans	37,682	34,049	1	1	327	340	37,354	33,708
Business and government loans	62,650	56,030	142	147	517	506	61,991	55,377
Securities borrowed or purchased under resale agreements	37,093	31,429	–	–	–	–	37,093	31,429

Subtotal	189,854	184,829	157	153	855	869	188,842	183,807

Customers’ liability under acceptances	12,389	7,223	–	–	43	36	12,346	7,187

Total	$202,243	$192,052	$157	$153	$898	$905	$201,188	$190,994

By geographic region (1):
Canada	$145,765	$139,223	$105	$96	$587	$555	$145,073	$138,572
United States	51,634	50,227	51	53	311	350	51,272	49,824
Other countries	4,844	2,602	1	4	–	–	4,843	2,598

Total	$202,243	$192,052	$157	$153	$898	$905	$201,188	$190,994

(1)	Geographic region is based upon the country of ultimate risk.
Restructured loans of $3 million were classified as performing during the year ended October 31, 2007 ($nil in 2006). No restructured loans were written off in the years ended October 31, 2007 and 2006.
Included in loans as at October 31, 2007 are $56,356 million ($53,750 million in 2006) of loans denominated in U.S. dollars and $1,909 million ($1,101 million in 2006) of loans denominated in other foreign currencies.

Impaired loans, including customers’ liability under acceptances and the related allowances, are as follows:

(Canadian $ in millions)	Gross impaired amount		Specific allowance		Net of specific allowance

	2007	2006	2007	2006	2007	2006

Residential mortgages	$126	$115	$14	$5	$112	$110
Consumer instalment and other personal loans	55	48	1	1	54	47
Business and government loans	539	503	142	147	397	356

Total	$720	$666	$157	$153	$563	$513

By geographic region (1):
Canada	$454	$391	$105	$96	$349	$295
United States	262	260	51	53	211	207
Other countries	4	15	1	4	3	11

Total	$720	$666	$157	$153	$563	$513

(1)	Geographic region is based upon the country of ultimate risk.
No impaired loans were foreclosed during the years ended October 31, 2007 and 2006.
          Our average gross impaired loans and acceptances were $677 million for the year ended October 31, 2007 ($729 million in 2006). Our average impaired loans, net of the specific allowance, were $516 million for the year ended October 31, 2007 ($552 million in 2006).
Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $58 million and $47 million as at October 31, 2007 and 2006, respectively.
          During the years ended October 31, 2007, 2006 and 2005, we would have recorded additional interest income of $43 million, $45 million and $65 million, respectively, if we had not classified any loans as impaired. Cash interest income on impaired loans of $nil was recognized during each of the years ended October 31, 2007, 2006 and 2005.

102  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements

Concentration of Credit Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments.
          Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability
A continuity of our allowance for credit losses is as follows:
to meet their contractual obligations could be affected similarly by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location.
          Information about our credit risk exposure is provided above in the classification of our loan assets both by type of loan and by geographic region.

(Canadian $ in millions)	Specific allowance			General allowance			Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005

Balance at beginning of year	$153	$169	$298	$905	$959	$1,010	$1,058	$1,128	$1,308
Provision for credit losses	303	211	219	50	(35)	(40)	353	176	179
Recoveries	91	112	67	–	–	–	91	112	67
Write-offs	(391)	(338)	(419)	–	–	–	(391)	(338)	(419)
Foreign exchange and other	1	(1)	4	(57)	(19)	(11)	(56)	(20)	(7)

Balance at end of year	$157	$153	$169	$898	$905	$959	$1,055	$1,058	$1,128

Note 5: Other Credit Instruments
We use other off-balance sheet credit instruments as a method of meeting the financial needs of our customers. Summarized below are the types of instruments that we use:
•	Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of our customers if our customers are unable to make the required payments or meet other contractual requirements;
•	Securities lending represents our credit exposure when we lend our securities, or our customers’ securities, to third parties should the securities borrower default on its redelivery obligation;
•	Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities; and
•	Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.

The contractual amount of our other credit instruments represents the maximum undiscounted potential credit risk if the counterparty does not perform according to the terms of the contract, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of our likely funding required for these commitments.
          We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for other credit instruments using the same credit risk process that is applied to loans and other credit assets.
          The risk-weighted equivalent values of our other credit instruments are determined based on the rules for capital adequacy of the Superintendent of Financial Institutions Canada. The risk-weighted equivalent value is used in the ongoing assessment of our capital adequacy ratios.

Summarized information related to various commitments is as follows:

(Canadian $ in millions)		2007		2006

	Contract	Risk-weighted	Contract	Risk-weighted
	amount	equivalent	amount	equivalent

Credit Instruments
Standby letters of credit and guarantees	$12,395	$7,270	$11,007	$7,542
Securities lending	1,834	59	690	21
Documentary and commercial letters of credit	1,301	116	1,621	207
Commitments to extend credit – Original maturity of one year and under	66,126	3,531	68,345	–
– Original maturity of over one year	28,372	13,066	28,104	13,543

Total	$110,028	$24,042	$109,767	$21,313

Certain comparative figures have been reclassified to conform with the current year’s presentation.

  BMO Financial Group 190th Annual Report 2007  103

Notes to Consolidated Financial Statements
Note 6: Guarantees
Guarantees include contracts where we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds due to changes in an underlying interest rate, foreign exchange rate or other variable. In addition, contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of the indebtedness of another party are considered guarantees.
          In the normal course of business, we enter into a variety of guarantees, the most significant of which are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit, as discussed in Note 5, are considered guarantees. The maximum amount payable under standby letters of credit and guarantees was $12,395 million as at October 31, 2007 ($11,007 million in 2006). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. In most cases, these commitments expire within three years without being drawn upon.
          No amount was included in our Consolidated Balance Sheet as at October 31, 2007 and 2006 related to these standby letters of credit and guarantees.
Backstop Liquidity Facilities
Commitments to extend credit, as discussed in Note 5, include backstop liquidity facilities. Backstop liquidity facilities are provided to asset-backed commercial paper programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access asset-backed commercial paper markets or, in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years. The maximum amount payable under these backstop liquidity facilities totalled $38,466 million as at October 31, 2007 ($38,606 million in 2006). The amount drawn on the backstop liquidity facilities was $16 million as at October 31, 2007 ($nil in 2006).
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within asset-backed commercial paper programs administered by us and by third parties. Credit enhancement facilities were included in $5,449 million of backstop liquidity facilities as at October 31, 2007 ($4,088 million in 2006). Credit enhancement was also provided in the form of program letters of credit; $nil and $181 million were included in standby letters of credit and guarantees as at October 31, 2007 and 2006, respectively. The facilities’ terms are generally no longer than one year, but can be several years. None of the credit enhancement facilities that we have provided have been drawn upon.
Derivatives
Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract.
          Written credit default swaps require us to compensate a counter-party following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps was equal to their notional amount of $42,433 million as at October 31, 2007 ($23,657 million in 2006). The terms of these contracts range from one month to 10 years. The fair value of the related derivative liabilities included in the derivative instruments in our Consolidated Balance Sheet was $466 million as at October 31, 2007 ($19 million in 2006).
          Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from one month to eight years. The fair value of the related derivative liabilities included in the derivative instruments in our Consolidated Balance Sheet was $662 million as at October 31, 2007 ($2,407 million in 2006).
          Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from four months to 25 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $118 million as at October 31, 2007 ($114 million in 2006).
          In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.
Indemnification Agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third-party claims that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum amount payable we could be required to pay to counterparties.
          No material amount was included in our Consolidated Balance Sheet as at October 31, 2007 and 2006 related to these indemnifications.

Note 7: Asset Securitization
Periodically, we securitize loans for capital management purposes or to obtain alternate sources of funding. Securitization involves selling loans to off-balance sheet entities or trusts (securitization vehicles), which buy the loans and then issue either interest bearing or discounted investor certificates.

          Contracts with the securitization vehicles provide for the payment to us over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle, less credit losses and other costs (the “deferred purchase price”).

104  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements

          When the loans are considered sold for accounting purposes, we remove them from our Consolidated Balance Sheet.
          We account for transfers to securitization vehicles as sales when control over the loans is given up and consideration other than notes issued by the securitization vehicle has been received. We recognize securitization revenues at the time of the sale, based on our best estimate of the net present value of expected future cash flows, primarily the deferred purchase price, net of our estimate of the fair value of any servicing obligations undertaken. The deferred purchase price is recorded in our Consolidated Balance Sheet in available-for-sale securities. A servicing liability is recognized only for securitizations where we do not receive adequate compensation for servicing the transferred loans. It is initially measured at fair value and is recorded in our Consolidated Balance Sheet in other liabilities. A servicing liability is amortized in securitization revenues over the term of the transferred loan.
          For some of our securitizations, we are required to purchase subordinated interests or to maintain cash amounts deposited with the securitization vehicle that are considered retained interests in the securitized assets. This provides the securitization vehicle with a source of funds in the event that the sum of interest and fees collected on the loans is not sufficient to pay the interest owed to investors. We record these retained interests at their fair values in available-for-sale securities in our Consolidated Balance Sheet. These interests, together with our deferred purchase price, represent our exposure with respect to these securitizations. Investors have no further recourse against us in the event that cash flows from the transferred loans are inadequate to service the interest related to the investor certificates.
          During the year ended October 31, 2007, we securitized residential mortgages totalling $3,400 million ($3,629 million in 2006) for total cash proceeds of $3,330 million ($3,569 million in 2006) and recognized a gain of $11 million (loss of $1 million in 2006). There are no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded deferred purchase price of $125 million ($111 million in 2006) and servicing liability of $26 million ($28 million in 2006) in our Consolidated Balance Sheet when these mortgages were securitized.
          During the year ended October 31, 2006, we securitized credit card loans totalling $1,500 million for total cash proceeds of $1,425 million and recognized a gain of $27 million. We retained responsibility for servicing these credit card loans. We recorded deferred purchase price of $36 million, investment in securitization vehicles of $73 million and servicing liability of $6 million when these credit card loans were securitized.
          The key weighted-average assumptions used to value the deferred purchase price for these securitizations were as follows:

	Residential mortgages		Credit card loans
	2007	2006	2007	2006

Weighted-average life (years)	4.6	4.6	n/a	0.35
Prepayment rate	9.70%	9.36%	n/a	41.04%
Interest rate	5.24%	4.95%	n/a	19.98%
Expected credit losses	n/a	n/a	n/a	1.90%
Discount rate	4.62%	4.32%	n/a	10.97%

n/a – not applicable

The impact of securitizations on our Consolidated Statement of Income for the three years ended October 31, 2007, 2006 and 2005 was as follows:

				Consumer instalment
(Canadian $ in millions)	Residential mortgages			and other personal loans			Credit card loans			Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005

Gain (loss) on sales of loans from new securitizations	$11	$(1)	$30	$–	$–	$–	$–	$27	$–	$11	$26	$30
Gain on sales of new loans sold to existing securitization vehicles	28	22	32	–	–	–	163	21	20	191	43	52
Other securitization revenue	(23)	(22)	3	5	13	4	46	10	1	28	1	8
Amortization of servicing liability	36	30	23	–	–	–	30	–	–	66	30	23

Total	$52	$29	$88	$5	$13	$4	$239	$58	$21	$296	$100	$113

Cash flows received from securitization vehicles for the three years ended October 31, 2007, 2006 and 2005 were as follows:

				Consumer instalment
(Canadian $ in millions)	Residential mortgages			and other personal loans			Credit card loans			Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005

Proceeds from new securitizations	$3,330	$3,569	$3,130	$–	$–	$–	$–	$1,425	$–	$3,330	$4,994	$3,130
Proceeds from collections reinvested in existing securitization vehicles	2,187	1,770	1,895	–	–	–	8,198	1,236	1,343	10,385	3,006	3,238
Servicing fees collected	21	15	8	–	–	–	3	5	6	24	20	14
Receipt of deferred purchase price	104	93	88	–	–	–	240	25	20	344	118	108

The impact of securitizations on our Consolidated Balance Sheet as at October 31, 2007 and 2006 was as follows:

			Consumer instalment
(Canadian $ in millions)	Residential mortgages		and other personal loans		Credit card loans		Total

	2007	2006	2007	2006	2007	2006	2007	2006

Retained interests
Investment in securitization vehicles	$–	$–	$–	$6	$74	$73	$74	$79
Deferred purchase price	266	238	–	–	36	40	302	278
Cash deposits with securitization vehicles	12	12	–	–	–	–	12	12
Servicing liability	70	62	–	–	6	6	76	68

  BMO Financial Group 190th Annual Report 2007  105

Notes to Consolidated Financial Statements
Credit Information
Information related to principal amounts, impaired amounts and net credit losses for all loans reported and securitized is as follows:

(Canadian $ in millions)			2007				2006

	Total	Impaired	Net		Total	Impaired	Net
	loans	loans	write-offs	(1)	loans	loans	write-offs	(1)

Residential mortgages	$74,002	$133	$–		$74,330	$135	$7
Consumer instalment and other personal loans	33,189	41	37		30,428	37	72
Credit card loans	5,993	14	216		5,381	11	128
Business and government loans	62,650	539	83		56,030	503	26
Securities borrowed or purchased under resale agreements	37,093	–	–		31,429	–	–

Total loans	212,927	727	336		197,598	686	233
Less mortgage-backed securities retained and classified as available-for-sale securities	8,882	–	–		–	–	–
Less loans securitized:
Residential mortgages	12,691	7	–		11,009	20	–
Consumer instalment and other personal loans	–	–	–		10	–	2
Credit card loans	1,500	–	36		1,750	–	5

Total loans reported in the Consolidated Balance Sheet	$189,854	$720	$300		$184,829	$666	$226

(1)	Net write-offs represent write-offs in the year net of recoveries on loans previously written off.

Our credit exposure to securitized assets as at October 31, 2007 was limited to our deferred purchase price of $302 million ($278 million in 2006), certain cash deposits of $12 million ($12 million in 2006) and investments in securitization vehicles of $74 million ($79 million in 2006).
          Static pool credit losses provide a measure of the credit risk in our securitized assets. They are calculated by totalling actual and projected future credit losses and dividing the result by the original balance of each pool of assets. Static pool credit losses for the two years ended October 31, 2007 were as follows:

	2007	2006

Residential mortgages	n/a	n/a
Consumer instalment and other personal loans	2.61%	2.65%
Credit card loans	0.91%	0.46%

n/a	– not applicable
Sensitivity Analysis
The following table outlines the key economic assumptions used in measuring the deferred purchase price and servicing liability and the sensitivity of these retained interests as at October 31, 2007 to immediate 10% and 20% adverse changes in those assumptions. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of changes in the other key variables. Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

	Residential	Credit card
(Canadian $ in millions, except as noted)	mortgages	loans

Fair value of deferred purchase price	$266	$36

Weighted average life (in years)	3	0.35

Prepayment rate (%) / Repayment term (years)	9–36	1
Impact of: 10% adverse change ($)	2–4	3
20% adverse change ($)	4–8	6

Interest rate (%)	0.52–2	12
Impact of: 10% adverse change ($)	7–21	4
20% adverse change ($)	13–43	7

Expected credit losses (%)	0–0.01	2
Impact of: 10% adverse change ($)	0.59–0	0.67
20% adverse change ($)	0.67–0	1

Discount rate (%)	5–11	11
Impact of: 10% adverse change ($)	1–2	0.15
20% adverse change ($)	2–3	0.30

Note 8: Variable Interest Entities
Change in Accounting Policy
On November 1, 2004, we adopted the CICA’s new accounting requirements on the consolidation of variable interest entities (“VIEs”). VIEs include entities where the equity is considered insufficient to finance the entity’s activities or for which the equity holders do not have a controlling financial interest. The new rules require that we consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters. We consolidated our customer securitization vehicles as at November 1, 2004. Results for prior periods were not restated for this change.
          On April 29, 2005, we completed the restructuring of our customer securitization vehicles by either terminating or changing the terms of our swaps with the VIEs and amending some of the rights of note-holders in the VIEs. As a result, they no longer met the criteria for consolidation. The impact on our Consolidated Statement of Income of deconsolidating these vehicles on April 29, 2005 was an increase in non-interest revenue, other of $44 million, an increase in income taxes of $7 million and an increase in net income of $37 million, representing the reversal of the unamortized mark-to-market losses on swaps that had been charged against opening retained earnings.
          During the year ended October 31, 2006, we adopted new accounting guidance that provides additional clarification on VIEs and their consolidation requirements. There was no material impact on our consolidated financial statements as a result of this accounting guidance.
Customer Securitization Vehicles
Customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) assist our customers with the securitization of their assets to provide them with alternate sources of funding. Total assets held in unconsolidated customer securitization vehicles amounted to $25,465 million as at October 31, 2007 ($25,791 million in 2006), of which $17,536 million relates to Canadian assets, and the balance are U.S. assets. These vehicles provide clients with access to financing in the commercial

106   BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements

paper markets by allowing them to sell their assets into these vehicles, which then issue commercial paper to investors to fund the purchases. In almost all cases, the seller continues to service the transferred assets. If there are losses on the assets, the seller is the first to take the loss. We do not sell assets to or service the assets held by these customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles.
          In general, investors in the commercial paper have recourse only to the assets of the related VIE and do not have recourse to us. Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through standby letters of credit and commitments to extend credit. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan. To the extent that we have purchased commercial paper, our exposure under the liquidity facilities is reduced by an equal amount. As at October 31, 2007, we had a net exposure of $5,564 million from commercial paper held ($448 million in 2006) classified as trading securities.
          During the year ended October 31, 2007, we changed the nature of the liquidity lines offered to certain of our Canadian customer securitization vehicles to global style liquidity lines, which have objective criteria for determining when they can be drawn upon. Previously, we offered market disruption liquidity lines, which had more subjective criteria. The total contractual amount of this support was $31,475 million as at October 31, 2007 ($32,603 million in 2006), of which $20,756 million related to Canadian facilities and the balance related to U.S. facilities. No amounts were drawn as at October 31, 2007 and 2006. Included in backstop liquidity facilities in 2006 was $634 million related to a credit facility that has since been terminated. None of these facilities were drawn upon as at October 31, 2007 and 2006.
          Derivative contracts entered into with these vehicles enable the vehicles to manage their exposures to interest and foreign exchange rate fluctuations. The fair value of derivatives outstanding with these VIEs and recorded in our Consolidated Balance Sheet was a derivative liability of $20 million as at October 31, 2007 ($5 million in 2006).
          Our ownership of asset-backed commercial paper in two of the vehicles caused us to be exposed to the majority of the expected losses and they have been consolidated. Included in our Consolidated Balance Sheet at October 31, 2007 were assets of $311 million classified as other assets and commercial paper of $65 million classified as a deposit liability.
Structured Finance Vehicles
We facilitate development of investment products by third parties including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure and hedge our exposure from these derivatives by investing in other funds. We also sponsor VIEs that provide investors access to debt portfolios through the issuance of commercial paper. We consolidate those VIEs where our interests expose us to a majority of the expected losses or residual returns, or both. Total assets and our exposure to losses in these consolidated VIEs were $440 million as at October 31, 2007 ($470 million in 2006). Total assets held by the VIEs in which we have a significant variable interest but we do not consolidate totalled $2,365 million as at October 31, 2007 ($762 million in 2006). Our exposure to loss from VIEs related to this activity is limited to the amount of our investment, which totalled $553 million as at October 31, 2007 ($216 million in 2006).
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans either for capital management purposes or to obtain alternate sources of funding. The structure of these vehicles limits the types of activities they can undertake and the types of assets they can hold, and they have limited decision-making authority. Total assets held by these vehicles amounted to $6,552 million as at October 31, 2007 ($6,803 million in 2006), all of which relate to assets in Canada. We are not required to consolidate our bank securitization vehicles. More information on our rights and obligations related to these vehicles can be found in Note 7. In addition to the interests described in Note 7, we also provide liquidity support to our bank securitization vehicles for the face value of the commercial paper outstanding. We use our credit adjudication process in deciding whether to enter into these agreements, just as we do when extending credit in the form of a loan. The total contract amount of the liquidity support was $5,100 million and $5,000 million as at October 31, 2007 and 2006, respectively. No amounts were drawn at October 31, 2007 and 2006. At October 31, 2007, we held $367 million of the commercial paper issued by these vehicles.
          During the year ended October 31, 2007, we changed the nature of the liquidity lines offered to bank securitization vehicles to global style liquidity lines, which have objective criteria for determining when they can be drawn upon.
          Derivative contracts entered into with these vehicles enable the vehicles to manage their exposure to interest rate fluctuations. The fair value of derivatives outstanding with these vehicles and recorded in our Consolidated Balance Sheet was a derivative liability of $52 million as at October 31, 2007 ($27 million in 2006).
Credit Investment Management Vehicles
Credit investment management vehicles provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We earn investment management fees for managing these portfolios.
          We hold interests in high grade Structured Investment Vehicles (“SIVs”) and act as asset manager. Total assets held by these SIVs totalled $22,754 million as at October 31, 2007 ($28,892 million in 2006).
          Our exposure to loss relates to our investments in these vehicles, derivatives contracts we have entered into with the vehicles and the liquidity support we provide through standby letters of credit, and commitments to extend credit or purchase senior debt issued by the SIVs. Our investment in the capital notes of the SIVs is recorded in available-for-sale securities in our Consolidated Balance Sheet, and was $53 million as at October 31, 2007 ($76 million in 2006). We have provided a funding commitment of $1.3 billion to purchase senior notes issued by the SIVs. As at October 31, 2007, $350 million was drawn and included in the amount disclosed as available-for-sale securities. The total contract amount of letters of credit for backstop liquidity facilities was $221 million as at October 31, 2007 ($184 million in 2006); no amounts were drawn at October 31, 2007 and 2006. The fair value of our derivative contracts outstanding with the SIVs and recorded in our Consolidated Balance Sheet was a derivative liability of $11 million as at October 31, 2007 ($18 million in 2006). We are not required to consolidate these SIVs. Subsequent to the year ended October 31, 2007, an additional $904 million was drawn against the funding commitment for the purchase of senior debt.
Compensation Trusts
We have established trusts in order to administer our employee share ownership plan. Under this plan, we match 50% of employees’ contributions when they choose to contribute a portion of their gross salary toward the purchase of our common shares. Our matching contributions are paid into trusts, which purchase our shares on the open market for payment to employees once employees are entitled to the shares under the terms of the plan. Total assets held by our compensation trusts amounted to $825 million as at October 31, 2007 ($890 million in 2006). We are not required to consolidate these compensation trusts and we have no exposure to loss from these trusts.

  BMO Financial Group 190th Annual Report 2007  107

Notes to Consolidated Financial Statements
Capital Trusts
BMO Subordinated Notes Trust (the “SN Trust”) was created in 2007 to issue $800 million of BMO Trust Subordinated Notes – Series A. SN Trust used the proceeds of the offering to purchase a senior deposit note from the Bank. We are not required to consolidate the SN Trust. Refer to Note 18 for more details on the subordinated notes issued by the SN Trust.
          We also provide liquidity support amounting to $30 million to the SN Trust. As at October 31, 2007, $5 million had been drawn.
          BMO Capital Trust (the “Trust”) was created to issue BMO Capital Trust Securities (“BOaTS”). As at October 31, 2007, the Trust had assets of $3,140 million ($3,180 million in 2006). The Trust is a VIE which we are required to consolidate. Refer to Note 19 for more details on the BOaTS.
Other VIEs
We are involved with other entities that may potentially be VIEs. This involvement can include, for example, acting as a derivatives counterparty, liquidity provider, investor, fund manager or trustee. These activities do not cause us to be exposed to a majority of the expected losses of these VIEs or allow us to benefit from a majority of their expected residual returns. As a result, we are not required to consolidate these VIEs. Transactions with these VIEs are conducted at market rates, and individual credit or investment decisions are based upon the analysis of the specific VIE, taking into consideration the quality of the underlying assets. We record and report these transactions in the same manner as other transactions. For example, derivatives contracts are recorded in accordance with our derivatives accounting policy as outlined in Note 9. Liquidity facilities are described in Note 6.

Note 9: Derivative Instruments
Change in Accounting Policy
On November 1, 2006, we adopted the CICA’s new accounting requirements for hedging derivatives. The new rules require us to record all of our hedging derivatives at fair value. Prior to November 1, 2006, we accounted for derivatives that qualified as accounting hedges on an accrual basis.
          The types of hedging relationships that qualify for hedge accounting have not changed under the new rules. We will continue to designate our hedges as either cash flow hedges or fair value hedges.
          Changes in the fair value of hedging derivatives are either offset in our Consolidated Statement of Income against the changes in the fair value of the risk being hedged, or recorded in other comprehensive income, unrealized gain (loss) on cash flow hedges. If the change in fair value of the derivative is not completely offset by the change in fair value of the item it is hedging, the difference is recorded immediately in our Consolidated Statement of Income.
Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.
          Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to currency and interest rate fluctuations, as part of our asset/liability management program.
Types of Derivatives
Swaps
Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:
          Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
          Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.
          Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.
          Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.
          Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or a group of equity securities.
          Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

          Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.
          The main risks associated with these instruments are related to the exposure to movements in interest rates, foreign exchange rates, credit quality, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.
Forwards and Futures
Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.
          The main risks associated with these instruments arise from the possible inability of over-the-counter counterparties to meet the terms of the contracts and from movements in commodities prices, securities values, interest rates and foreign exchange rates, as applicable.
Options
Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.
          For options written by us, we receive a premium from the purchaser for accepting market risk.
          For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter contract fails to fulfill the conditions of the contract.
          Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements where the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.
Uses of Derivatives
Trading Derivatives
Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, derivatives transacted to generate trading income from our own proprietary trading positions and certain derivatives that do not qualify as hedges for accounting purposes (“economic hedges”).
          We structure and market derivative products to customers to enable them to transfer, modify or reduce current or expected risks.

108  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements

          Proprietary activities include market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.
          We may also take proprietary trading positions in various capital market instruments and derivatives that, taken together, are designed to profit from anticipated changes in market factors.
          Trading derivatives are marked to fair value. Realized and unrealized gains and losses are recorded in trading revenues in our Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.
Hedging Derivatives
In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures.
Risks Hedged
Interest Rate Risk
We manage interest rate risk through interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction, firm commitment, or a specific pool of transactions with similar risk characteristics.
          In order for an interest rate derivative to qualify as a hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows.
          Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, both retrospectively and prospectively, primarily using quantitative statistical measures of correlation. Any ineffectiveness in the hedging relationship is recognized in non-interest revenue, other in the Consolidated Statement of Income, as it arises.
Cash Flow Hedges
Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments or the forecasted issuance of fixed rate liabilities. Our cash flow hedges, which have a maximum term of 13 years, are primarily hedges of floating rate deposits as well as commercial and personal loans.
          Under the new rules, we will continue to record interest receivable or payable on the derivative as an adjustment to interest, dividend and fee income in the Consolidated Statement of Income over the life of the hedge.
          To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. Any portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in non-interest revenue, other in the Consolidated Statement of Income. Losses on the ineffective portion of our cash flow hedges totalled less than $1 million for the year ended October 31, 2007.
          For cash flow hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss in other comprehensive income is amortized to interest, dividend and fee income in the Consolidated Statement of Income as the hedged item impacts earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in interest, dividend and fee income in the Consolidated Statement of Income. The amount of other comprehensive loss that is expected to be reclassified to the Consolidated Statement of Income over the next 12 months is $64 million ($42 million after tax). This will be offset by increased net interest income on assets and liabilities that were hedged.
          On November 1, 2006, we remeasured our cash flow hedging derivatives at fair value. The portion of the fair value that offset the fair value of the hedged item was an $8 million gain ($5 million after tax) and was recorded in opening accumulated other comprehensive income. The ineffective portion of cash flow hedges recorded in opening retained earnings totalled less than $1 million. We also reclassified $86 million ($56 million after tax) of deferred losses related to cash flow hedges that were discontinued prior to November 1, 2006 from other assets to opening accumulated other comprehensive income.
Fair Value Hedges
Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate commercial and personal loans, securities, deposits and subordinated debt.
          Under the new rules, we will continue to record interest receivable or payable on the derivative as an adjustment to interest, dividend and fee income in the Consolidated Statement of Income over the life of the hedge.
          For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (quasi fair value). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value adjustment to the hedged item (the ineffectiveness of the hedge), the net amount is recorded directly in non-interest revenue, other in the Consolidated Statement of Income. Gains on the ineffective portion of our fair value hedges totalled $1 million for the year ended October 31, 2007.
          For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment on the hedged item is recorded as an adjustment to the interest income/expense on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment is included in the determination of the gain or loss on sale or settlement. We did not hedge any commitments during the year ended October 31, 2007.
          When we remeasured our fair value hedging derivatives at fair value on November 1, 2006, we made a corresponding adjustment to the carrying value of the items that we hedge with those derivatives (quasi fair value adjustment). The difference between these two amounts was recorded in opening retained earnings and totalled less than $1 million. On November 1, 2006, we also reclassified deferred amounts related to fair value hedges that were discontinued prior to November 1, 2006 from other assets to adjust the carrying amount of the items that were previously hedged. Quasi fair value adjustments related to these two activities were comprised of an increase in loans of $3 million, an increase in deposits of $38 million, an increase in subordinated debt of $9 million and an increase in other assets of $6 million.
Foreign Currency Risk
We manage foreign currency risk through cross-currency swaps. Cross-currency swaps are marked to market, with realized and unrealized gains and losses recorded in non-interest revenue, consistent with the accounting treatment for gains and losses on the economically hedged item.
          We also periodically hedge U.S. dollar earnings through forward foreign exchange contracts to minimize fluctuations in our Canadian dollar earnings due to the translation of our U.S. dollar earnings. These contracts are marked to fair value, with gains and losses recorded as non-interest revenue in foreign exchange, other than trading.

  BMO Financial Group 190th Annual Report 2007  109

Notes to Consolidated Financial Statements
Embedded Derivatives
From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in earnings. Equity-linked embedded derivatives are accounted for separately from the host instrument.
Fair Value
Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value for exchange-traded derivatives is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives is determined using multi-contributor prices or zero coupon valuation techniques further adjusted for credit, model and liquidity risks, as well as administration costs. Zero coupon curves are created using generally accepted valuation techniques from underlying instruments such as cash, bonds and futures observable in the market. Option implied volatilities, an input into the valuation model, are either obtained directly from market sources or calculated from market prices.

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)			2007			2006

	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net

Trading
Interest Rate Contracts
Swaps	$7,273	$(7,697)	$(424)	$7,335	$(7,929)	$(594)
Forward rate agreements	13	(8)	5	114	(79)	35
Futures	33	(10)	23	24	(3)	21
Purchased options	1,084	(1)	1,083	1,274	–	1,274
Written options	–	(988)	(988)	–	(1,144)	(1,144)
Foreign Exchange Contracts
Cross-currency swaps	1,997	(1,239)	758	1,408	(930)	478
Cross-currency interest rate swaps	7,203	(7,562)	(359)	3,076	(2,934)	142
Forward foreign exchange contracts	4,842	(5,246)	(404)	797	(1,059)	(262)
Purchased options	262	–	262	67	–	67
Written options	–	(158)	(158)	–	(73)	(73)
Commodity Contracts
Swaps	2,220	(1,988)	232	3,713	(3,486)	227
Purchased options	5,628	–	5,628	12,115	–	12,115
Written options	–	(5,374)	(5,374)	–	(12,684)	(12,684)
Equity Contracts	1,318	(2,458)	(1,140)	312	(920)	(608)
Credit Contracts	642	(570)	72	169	(188)	(19)

Total fair value/book value – trading derivatives	$32,515	$(33,299)	$(784)	$30,404	$(31,429)	$(1,025)

Average fair value (1)	$33,817	$(34,629)	$(812)	$31,300	$(30,142)	$1,158

Hedging
Interest Rate Contracts
Cash flow hedges – swaps	$60	$(176)	$(116)	$63	$(117)	$(54)
Fair value hedges – swaps	10	(109)	(99)	7	(1)	6

Total swaps	$70	$(285)	$(215)	$70	$(118)	$(48)

Cash flow hedges – purchased options	$–	$–	$–	$7	$–	$7

Total purchased options	$–	$–	$–	$7	$–	$7

Cash flow hedges – written options	$–	$–	$–	$–	$(9)	$(9)

Total fair value – hedging derivatives (2)	$70	$(285)	$(215)	$77	$(127)	$(50)

Total book value – hedging derivatives	$70	$(285)	$(215)	$7	$(17)	$(10)

Average fair value (1)	$69	$(266)	$(197)	$133	$(222)	$(89)

Total fair value	$32,585	$(33,584)	$(999)	$30,481	$(31,556)	$(1,075)

Less: Impact of master netting agreements	$(16,403)	$16,403	$–	$(16,644)	$16,644	$–

Total	$16,182	$(17,181)	$(999)	$13,837	$(14,912)	$(1,075)

Certain comparative figures have been reclassified to conform with the current year’s presentation.

(1)	Average fair value amounts are calculated using a five-quarter rolling average.
(2)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.
Assets are shown net of liabilities to customers where we have an enforceable right to offset amounts and we intend to settle contracts on a net basis.
Included in foreign exchange contracts is $nil as at October 31, 2007 ($nil in 2006) related to gold contracts.

Derivative instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)	Assets		Liabilities

	2007	2006	2007	2006

Fair value of trading derivatives	$32,515	$30,404	$33,299	$31,429
Fair value of hedging derivatives	70	–	285	–
Book value of hedging derivatives	–	7	–	17

Total	$32,585	$30,411	$33,584	$31,446

110  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements
Notional Amounts
The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)				2007				2006

		Hedging				Hedging

	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total

Interest Rate Contracts
Over-the-counter
Swaps	$1,075,495	$21,644	$5,381	$1,102,520	$932,782	$24,348	$627	$957,757
Forward rate agreements	60,042	–	–	60,042	331,270	–	–	331,270
Purchased options	114,446	–	–	114,446	109,737	4,507	–	114,244
Written options	161,813	–	–	161,813	129,333	–	–	129,333

	1,411,796	21,644	5,381	1,438,821	1,503,122	28,855	627	1,532,604

Exchange-traded
Futures	77,736	–	–	77,736	204,507	–	–	204,507
Purchased options	91,909	–	–	91,909	159,975	–	–	159,975
Written options	56,593	–	–	56,593	141,475	–	359	141,834

	226,238	–	–	226,238	505,957	–	359	506,316

Total interest rate contracts	1,638,034	21,644	5,381	1,665,059	2,009,079	28,855	986	2,038,920

Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	10,870	–	–	10,870	10,489	–	–	10,489
Cross-currency interest rate swaps	92,960	–	–	92,960	72,316	–	–	72,316
Forward foreign exchange contracts	154,142	–	–	154,142	112,740	–	–	112,740
Purchased options	6,024	–	–	6,024	7,117	–	–	7,117
Written options	8,213	–	–	8,213	7,812	–	–	7,812

	272,209	–	–	272,209	210,474	–	–	210,474

Exchange-traded
Futures	1,119	–	–	1,119	896	–	–	896
Purchased options	3,346	–	–	3,346	3,654	–	–	3,654
Written options	998	–	–	998	372	–	–	372

	5,463	–	–	5,463	4,922	–	–	4,922

Total foreign exchange contracts	277,672	–	–	277,672	215,396	–	–	215,396

Commodity Contracts
Over-the-counter
Swaps	49,759	–	–	49,759	65,030	–	–	65,030
Purchased options	59,304	–	–	59,304	96,479	–	–	96,479
Written options	59,582	–	–	59,582	89,796	–	–	89,796

	168,645	–	–	168,645	251,305	–	–	251,305

Exchange-traded
Futures	49,788	–	–	49,788	55,339	–	–	55,339
Purchased options	202,573	–	–	202,573	161,478	–	–	161,478
Written options	200,491	–	–	200,491	172,790	–	–	172,790

	452,852	–	–	452,852	389,607	–	–	389,607

Total commodity contracts	621,497	–	–	621,497	640,912	–	–	640,912

Equity Contracts
Over-the-counter	30,303	–	–	30,303	23,372	–	–	23,372
Exchange-traded	9,097	–	–	9,097	8,692	–	–	8,692

Total equity contracts	39,400	–	–	39,400	32,064	–	–	32,064

Credit Contracts
Over-the-counter	90,656	–	–	90,656	52,395	–	–	52,395

Total	$2,667,259	$21,644	$5,381	$2,694,284	$2,949,846	$28,855	$986	$2,979,687

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Included in the notional amounts is $224 million as at October 31, 2007 ($935 million in 2006) related to the Managed Futures Certificates of Deposit Program. Risk exposures represented by the assets in this program are traded on behalf of customers, with all gains and losses accruing to them.
Included in foreign exchange contracts is $1 million as at October 31, 2007 ($nil in 2006) related to gold contracts.

  BMO Financial Group 190th Annual Report 2007  111

Notes to Consolidated Financial Statements
Derivative-Related Credit Risk
Over-the-counter derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.
          We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is eliminated by master netting agreements, to the extent that unfavourable contracts with the same counterparty cannot be settled before favourable contracts.
          Exchange-traded derivatives have no potential for credit exposure as they are settled net with each exchange.
Terms used in the credit risk table below are as follows:
Replacement cost represents the cost of replacing all contracts that have a positive fair value, using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in the Capital Adequacy Guideline of the Superintendent of Financial Institutions Canada.
Risk-weighted balance represents the credit risk equivalent, weighted based on the creditworthiness of the counterparty, as prescribed by the Superintendent of Financial Institutions Canada.

(Canadian $ in millions)			2007			2006

	Replacement	Credit risk	Risk-weighted	Replacement	Credit risk	Risk-weighted
	cost	equivalent	balance	cost	equivalent	balance

Interest Rate Contracts
Swaps	$7,343	$13,314	$2,959	$7,405	$12,491	$2,858
Forward rate agreements	13	13	4	114	125	27
Purchased options	1,050	1,352	305	1,257	1,620	363

Total interest rate contracts	8,406	14,679	3,268	8,776	14,236	3,248

Foreign Exchange Contracts
Cross-currency swaps	1,997	2,650	764	1,408	2,041	548
Cross-currency interest rate swaps	7,203	11,560	2,132	3,076	6,478	1,179
Forward foreign exchange contracts	4,842	6,311	1,624	797	2,233	595
Purchased options	244	318	121	63	129	44

Total foreign exchange contracts	14,286	20,839	4,641	5,344	10,881	2,366

Commodity Contracts
Swaps	2,220	8,535	3,016	3,713	11,532	4,130
Purchased options	3,056	10,457	3,419	5,717	16,012	5,483

Total commodity contracts	5,276	18,992	6,435	9,430	27,544	9,613

Equity Contracts	1,318	2,902	902	312	1,963	662

Credit Contracts	642	4,721	1,134	169	2,372	542

Total derivatives	29,928	62,133	16,380	24,031	56,996	16,431

Impact of master netting agreements	(16,403)	(29,541)	(7,467)	(16,644)	(30,655)	(8,889)

Total	$13,525	$32,592	$8,913	$7,387	$26,341	$7,542

Included in the 2006 total are unrealized gains on hedging derivatives, which we include in the Consolidated Balance Sheet on an accrual rather than a mark-to-market basis. The excess of market value over book value for these items was $70 million as at October 31, 2006.
The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a positive fair value of $2,657 million as at October 31, 2007 ($6,450 million in 2006).

Transactions are conducted with counterparties in various geographic locations and industries. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers located in the following countries, based on country of ultimate risk:

(Canadian $ in millions, except as noted)	2007		2006

Canada	$11,686	39%	$6,598	28%
United States	10,867	36	11,402	47
Other countries (1)	7,375	25	6,031	25

Total	$29,928	100%	$24,031	100%

(1) No other country represented 10% or more of our replacement cost in either 2007 or 2006.

112  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements
Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers in the following industries:

	Interest rate		Foreign exchange		Commodity		Equity		Credit
(Canadian $ in millions)	contracts		contracts		contracts		contracts		contracts

	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Financial institutions	$7,423	$7,425	$7,318	$2,105	$2,602	$4,908	$929	$119	$540	$163
Natural resources	7	18	175	58	1,368	4,371	–	–	–	–
Governments	360	585	3,411	1,953	42	12	–	–	–	–
Other	616	748	3,382	1,228	1,264	139	389	193	102	6

Total	$8,406	$8,776	$14,286	$5,344	$5,276	$9,430	$1,318	$312	$642	$169

Term to Maturity
Our derivative contracts have varying maturity dates. The remaining contractual term to maturity for the notional amounts of our derivative contracts is set out below:

(Canadian $ in millions)			Term to maturity			2007	2006

	Within	1 to 3	3 to 5	5 to 10	Over 10	Total notional	Total notional
	1 year	years	years	years	years	amounts	amounts

Interest Rate Contracts
Swaps	$316,453	$305,193	$243,463	$191,922	$45,489	$1,102,520	$957,757
Forward rate agreements, futures and options	436,129	75,328	30,886	18,077	2,119	562,539	1,081,163

Total interest rate contracts	752,582	380,521	274,349	209,999	47,608	1,665,059	2,038,920

Foreign Exchange Contracts
Cross-currency swaps	1,056	1,015	2,720	3,698	2,381	10,870	10,489
Cross-currency interest rate swaps	24,179	23,175	18,400	21,814	5,392	92,960	72,316
Forward foreign exchange contracts, futures and options	158,140	7,578	7,541	544	39	173,842	132,591

Total foreign exchange contracts	183,375	31,768	28,661	26,056	7,812	277,672	215,396

Commodity Contracts
Swaps	29,018	16,473	3,109	840	319	49,759	65,030
Futures and options	377,493	158,758	35,467	20	–	571,738	575,882

Total commodity contracts	406,511	175,231	38,576	860	319	621,497	640,912

Equity Contracts	30,793	2,371	3,189	2,181	866	39,400	32,064

Credit Contracts	10,994	24,928	38,779	15,116	839	90,656	52,395

Total notional amount	$1,384,255	$614,819	$383,554	$254,212	$57,444	$2,694,284	$2,979,687

Note 10: Premises and Equipment
We record all premises and equipment at cost less accumulated amortization except land, which is recorded at cost. Buildings, computer equipment and software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are:

Buildings	40 years
Computer equipment and software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

(Canadian $ in millions)			2007	2006

		Accumulated	Carrying	Carrying
	Cost	amortization	value	value

Land	$148	$–	$148	$179
Buildings	1,162	581	581	595
Computer equipment and software	2,782	1,995	787	829
Other equipment	664	493	171	174
Leasehold improvements	699	406	293	270

Total	$5,455	$3,475	$1,980	$2,047

Amortization expense for the years ended October 31, 2007, 2006 and 2005 amounted to $390 million, $360 million and $377 million, respectively.
          Gains and losses on disposal are included in other non-interest revenue in our Consolidated Statement of Income.
          On October 15, 2007, we sold the office tower located at 10199 –101 Street in Edmonton. The gain on sale was $19 million before tax, of which $6 million was recorded in the Consolidated Statement of Income. The remaining $13 million was deferred and is being recorded as a reduction in rental expense over the term of our lease in the building, which expires in 2017. The deferred gain as at October 31, 2007 was $13 million.
          On September 23, 2005, we sold the office tower located at 350 – 7th Avenue South West in Calgary. The gain on sale was $58 million before tax, of which $29 million was recorded in the Consolidated Statement of Income. The remaining $29 million was deferred and is being recorded as a reduction in rental expense over the terms of our leases in the building, which expire between 2015 and 2025. The deferred gain as at October 31, 2007, 2006 and 2005 was $24 million, $26 million and $29 million, respectively.
          On March 1, 2005, we sold the land and building located at 111 West Monroe Street in Chicago and concurrently entered into lease agreements at market rates for approximately 50% of the building. The gain on sale of $5 million was deferred and is being recorded as a reduction in rental expense over the terms of our leases in the building, which expire between 2013 and 2035. The deferred gain as at October 31, 2007, 2006 and 2005 was $4 million, $5 million and $5 million, respectively.

  BMO Financial Group 190th Annual Report 2007  113

Notes to Consolidated Financial Statements
          We test premises and equipment for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are less than the carrying value. There were no write-downs of premises and equipment due to impairment during the years ended October 31, 2007, 2006 and 2005.
Lease Commitments
We have entered into a number of non-cancellable leases for premises and equipment. Our total contractual rental commitments as at October 31, 2007 were $1,296 million. The commitments for each of the next five years and thereafter are $199 million for 2008, $172 million for 2009, $147 million for 2010, $120 million for 2011, $101 million for 2012 and $557 million thereafter. Included in these amounts are the commitments related to 724 leased branch locations as at October 31, 2007.
          Net rent expense for premises and equipment reported in our Consolidated Statement of Income for the years ended October 31, 2007, 2006 and 2005 was $300 million, $292 million and $245 million, respectively.

Note 11: Acquisitions
We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed, based on their fair values at the date of acquisition. Any excess is then recorded as goodwill.
First National Bank & Trust
On January 4, 2007, we completed the acquisition of First National Bank & Trust (“First National”) for total cash consideration of $345 million. The results of First National’s operations have been included in our consolidated financial statements since that date. The acquisition of First National provides us with the opportunity to expand our banking services in the Indianapolis, Indiana market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill and other intangibles related to this acquisition are deductible for tax purposes. First National is part of our Personal and Commercial Banking U.S. reporting segment.
bcpbank Canada
On December 4, 2006, we completed the acquisition of bcpbank Canada, a full-service chartered bank, for total cash consideration of $41 million. The results of bcpbank Canada’s operations have been included in our consolidated financial statements since that date. The acquisition of bcpbank Canada expands our branch network and provides our customers with greater access to banking services across the greater Toronto area. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. bcpbank Canada is part of our Personal and Commercial Banking Canada reporting segment.
Villa Park Trust and Savings Bank
On December 1, 2005, we completed the acquisition of Chicago-based Villa Park Trust and Savings Bank (“Villa Park”), a community bank, for total cash consideration of $76 million. The results of Villa Park’s operations have been included in our consolidated financial statements since that date. The acquisition of Villa Park provides us with the opportunity to expand our banking services in the Chicago, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Villa Park is part of our Personal and Commercial Banking U.S. reporting segment.
Future Acquisitions
Pyrford International plc
On November 2, 2007, we announced that we had reached a definitive agreement to purchase Pyrford International plc, a London, U.K.-based asset manager, for total cash consideration of approximately $50 million. The acquisition of Pyrford International plc will provide us with the opportunity to expand our investment management capabilities outside of North America. The acquisition of Pyrford International plc is subject to regulatory approval. The acquisition of Pyrford International plc is expected to close during the quarter ending January 31, 2008, at which time it will be recorded in our consolidated financial statements as the acquisition of a business. Pyrford International plc will be part of our Private Client Group reporting segment.
Ozaukee Bank
On July 10, 2007, we announced that we had reached a definitive agreement to purchase Ozaukee Bank. Under the agreement, Ozaukee Bank shareholders will receive approximately 3 million shares of Bank of Montreal. The exact number of shares will be determined based on a formula prior to closing. The acquisition of Ozaukee Bank is subject to regulatory approval and the approval of Ozaukee Bank shareholders. The acquisition of Ozaukee Bank will provide us with the opportunity to expand our banking locations into Wisconsin. The acquisition of Ozaukee Bank is expected to close during the quarter ending January 31, 2008, at which time it will be recorded in our consolidated financial statements as the acquisition of a business. Ozaukee Bank will be part of our Personal and Commercial Banking U.S. reporting segment.
Merchants and Manufacturers Bancorporation, Inc.
On July 10, 2007, we announced that we had reached a definitive agreement to purchase Merchants and Manufacturers Bancorporation, Inc. (“Merchants and Manufacturers”) for total cash consideration of approximately $146 million. The acquisition of Merchants and Manufacturers will provide us with the opportunity to expand our banking locations into Wisconsin. The acquisition of Merchants and Manufacturers is subject to regulatory approval and the approval of Merchants and Manufacturers shareholders. The acquisition of Merchants and Manufacturers is expected to close during the quarter ending January 31, 2008, at which time it will be recorded in our consolidated financial statements as the acquisition of a business. Merchants and Manufacturers will be part of our Personal and Commercial Banking U.S. reporting segment.
The estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition are as follows:

(Canadian $ in millions)		2007	2006

		bcpbank
	First National	Canada	Villa Park

Cash resources	$110	$47	$16
Securities	317	23	54
Loans	1,009	293	247
Premises and equipment	30	9	5
Goodwill	175	13	44
Core deposit intangible asset	37	5	7
Other assets	52	2	4

Total assets	1,730	392	377

Deposits	1,375	339	296
Other liabilities	10	12	5

Total liabilities	1,385	351	301

Purchase price	$345	$41	$76

The allocations of the purchase price for First National and bcpbank Canada are subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

114  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements
Note 12: Sale of Harrisdirect LLC
On October 6, 2005, we sold our interest in our U.S. direct investing operations Harrisdirect LLC to E*Trade Financial Corporation for cash proceeds of $827 million (US$700 million). The gain of $49 million was recorded in other non-interest revenue in our Consolidated Statement of Income ($18 million, after tax). Included in the gain was $29 million (US$25 million) representing the reimbursement by Harrisdirect LLC of mutual fund program fees related to our Harris Insight Funds.
          We have provided the purchaser standard indemnifications as part of the purchase and sale agreement.
          Our Consolidated Statement of Income includes the results of Harrisdirect LLC, including the gain on sale in 2005, as follows:

(Canadian $ in millions)	2005

Net Interest Income	$68
Non-Interest Revenue	184

252
Non-Interest Expense	243
Income taxes	14

Net Loss	$(5)

Note 13: Goodwill and Intangible Assets
Goodwill
When we acquire a subsidiary, joint venture or securities where we exert significant influence and account for using the equity method, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.
          Goodwill is not amortized; however, it is tested at least annually for impairment. The impairment test consists of allocating goodwill to our reporting units (groups of businesses with similar characteristics) and then comparing the book value of the reporting units, including goodwill, to their fair values. We determine fair value using discounted cash flows or price-to-earnings or other multiples, whichever is most appropriate under the circumstances. The excess of carrying value of goodwill over fair value of goodwill, if any, is recorded as an impairment charge in the period in which impairment is determined.
          There were no write-downs of goodwill due to impairment during the years ended October 31, 2007, 2006 and 2005.

A continuity of our goodwill by reporting unit for the years ended October 31, 2007 and 2006 is as follows:

				Personal and						Private	BMO
				Commercial						Client	Capital	Corporate
(Canadian $ in millions)				Banking						Group	Markets	Services	Total
							Retail					Technology
	P&C		P&C		Client		Investment		Private			and
	Canada		U.S.	Total	Investing		Products		Banking	Total		Operations

Goodwill as at October 31, 2005	$93		$568	$661	$68		$187		$72	$327	$100	$3	$1,091
Acquisitions during the year	–		44	44	–		–		–	–	–	–	44
Other (1)	–		(30)	(30)	–		–		(4)	(4)	(2)	(1)	(37)

Goodwill as at October 31, 2006	93		582	675	68		187		68	323	98	2	1,098
Acquisitions during the year	13		175	188	–		–		–	–	–	–	188
Other (1)	–		(129)	(129)	–		–		(10)	(10)	(7)	–	(146)

Goodwill as at October 31, 2007	$106	(2)	$628 (3)	$734	$68	(4)	$187	(5)	$58 (6)	$313	$91 (7)	$2	$1,140

(1)	Other changes in goodwill include the effects of translating goodwill denominated in foreign currencies into Canadian dollars, purchase accounting adjustments related to prior year purchases and certain other reclassifications.
(2)	Relates primarily to Moneris Solutions Corporation and bcpbank Canada.
(3)	Relates to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust and Savings Bank and First National Bank & Trust.

(4)	Relates to BMO Nesbitt Burns Corporation Limited.
(5)	Relates to Guardian Group of Funds Ltd.
(6)	Relates primarily to myCFO, Inc.
(7)	Relates to Gerard Klauer Mattison & Co., Inc. and BMO Nesbitt Burns Corporation Limited.

Intangible Assets
Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets by category are as follows:

(Canadian $ in millions)			2007	2006
		Accumulated	Carrying	Carrying
	Cost	amortization	value	value

Customer relationships	$71	$59	$12	$23
Core deposits	186	111	75	70
Branch distribution networks	140	106	34	52
Other	23	20	3	7

Total	$420	$296	$124	$152

Intangible assets are amortized to income over the period during which we believe the assets will benefit us on either a straight-line or an accelerated basis, depending on the specific asset, over a period not to exceed 15 years. We have no intangible assets with indefinite lives. The weighted average amortization period for customer relationships is 9.6 years, core deposits 10.8 years, branch distribution networks 15.0 years and other 6.5 years, totalling 11.8 years.
          The aggregate amount of intangible assets that were acquired during the years ended October 31, 2007 and 2006 was $42 million and $7 million, respectively.
          We test intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. There were no write-downs of intangible assets due to impairment during the years ended October 31, 2007, 2006 and 2005.
          The total estimated amortization expense relating to intangible assets for each of the next five years is $34 million for 2008, $29 million for 2009, $19 million for 2010, $14 million for 2011 and $7 million for 2012.

  BMO Financial Group 190th Annual Report 2007  115

Notes to Consolidated Financial Statements
Note 14: Other Assets

(Canadian $ in millions)	2007	2006

Accounts receivable, prepaid expenses and other items	$5,415	$4,900
Accrued interest receivable	1,371	1,346
Due from clients, dealers and brokers	460	816
Pension asset (Note 23)	1,094	1,195

Total	$8,340	$8,257

Note 15: Deposits

	Demand deposits				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date		Total
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Deposits by:
Banks	$349	$437	$298	$290	$1,001	$661	$32,452	$25,244	$34,100	$26,632
Businesses and governments	7,155	5,600	9,719	9,870	19,783	19,304	85,091	66,074	121,748	100,848
Individuals	3,405	3,177	5,824	5,181	31,114	32,274	35,859	35,736	76,202	76,368

Total	$10,909	$9,214	$15,841	$15,341	$51,898	$52,239	$153,402	$127,054	$232,050	$203,848

Booked in:
Canada	$10,346	$8,899	$13,762	$12,683	$36,579	$35,523	$81,690	$75,866	$142,377	$132,971
United States	174	181	2,078	2,655	14,750	16,237	41,824	26,537	58,826	45,610
Other countries	389	134	1	3	569	479	29,888	24,651	30,847	25,267

Total	$10,909	$9,214	$15,841	$15,341	$51,898	$52,239	$153,402	$127,054	$232,050	$203,848

Included in deposits as at October 31, 2007 and 2006 are $94,911 million and $71,387 million, respectively, of deposits denominated in U.S. dollars, and $11,778 million and $13,010 million, respectively, of deposits denominated in other foreign currencies.
Change in Accounting Policy
The new CICA Handbook rules allow management to elect to measure financial instruments that would not otherwise be accounted for at fair value as trading instruments, with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must have been designated on November 1, 2006, when the new standard was adopted, or when new financial instruments were acquired, and the designation is irrevocable.
          We issue structured notes that include embedded options. We enter into derivatives which manage our exposure to changes in the structured note fair value caused by changes in interest rates. The structured notes are designated as trading under the fair value option, which better aligns the accounting result with how the portfolio is managed. These notes are classified as deposits. The fair value and amount due at contractual maturity of these notes as at October 31, 2007 were $762 million and $791 million, respectively. The impact of recording these notes as trading was an increase in non-interest revenue, trading revenues of $8 million for the year ended October 31, 2007. The increase was offset by a loss on the derivatives.
          On November 1, 2006, we remeasured the portfolio of structured notes at fair value. The net unrealized loss of less than $1 million was recorded in opening retained earnings.
Demand deposits are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.
          Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.
          Deposits payable on a fixed date are comprised of:
•	Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.
•	Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2007, we had purchased $1,937 million of federal funds ($3,388 million in 2006).
•	Commercial paper, which totalled $685 million as at October 31, 2007 ($1,298 million in 2006).
Included in our deposits payable on a fixed date as at October 31, 2007 were $132,501 million of individual deposits greater than one hundred thousand dollars, of which $61,312 million were booked in Canada, $41,301 million were booked in the United States and $29,888 million were booked in other countries. We had $105,377 million of such deposits as at October 31, 2006, of which $54,769 million were booked in Canada, $25,958 million were booked in the United States and $24,650 million were booked in other countries.

116  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements
Note 16: Other Liabilities

(Canadian $ in millions)	2007	2006

Acceptances	$12,389	$7,223
Securities sold but not yet purchased	25,039	15,398
Securities lent or sold under repurchase agreements	31,263	31,918

	$68,691	$54,539

Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.
Securities Sold but not yet Purchased
Securities sold but not yet purchased represent our obligation to deliver securities that we do not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues in our Consolidated Statement of Income.
Securities Lent or Sold under Repurchase Agreements
Securities lent or sold under repurchase agreements represent short-term funding transactions where we sell securities that we already own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis.

(Canadian $ in millions)	2007	2006

Other
Accounts payable, accrued expenses and other items	$7,760	$7,196
Accrued interest payable	1,893	1,441
Non-controlling interest in subsidiaries	1,329	1,359
Liabilities of subsidiaries, other than deposits	387	112
Pension liability (Note 23)	11	20
Other employee future benefits liability (Note 23)	675	630

Total	$12,055	$10,758

Included in non-controlling interest in subsidiaries as at October 31, 2007 were capital trust securities totalling $1,060 million ($1,060 million in 2006) that form part of our Tier 1 regulatory capital (see Note 19).
Customer Loyalty Program
We record the liability associated with our credit card customer loyalty program rewards in the period in which our customers become entitled to redeem the rewards. We estimate the liability using the expected future redemption rate and apply the cost of expected redemptions. Our estimate of the expected redemption rate is based on statistical analysis of past customer behaviour. The costs of our loyalty program are recorded as a reduction in non-interest revenue, card fees in our Consolidated Statement of Income. The liability is included in other liabilities in our Consolidated Balance Sheet.
Change in Accounting Estimate
During the year ended October 31, 2007, we increased the liability for future customer redemptions related to our loyalty rewards program in Personal and Commercial Banking Canada’s MasterCard business. The impact of this change on our Consolidated Statement of Income for the year ended October 31, 2007 was a reduction in non-interest revenue, card fees of $185 million, a decrease in the provision for income taxes of $65 million and a decrease in net income of $120 million.
          During the year ended October 31, 2005, we increased the estimate of the liability for future customer redemptions related to our loyalty rewards program. The impact of this change on our Consolidated Statement of Income for the year ended October 31, 2005 was a reduction in non-interest revenue, card fees of $40 million, a decrease in the provision for income taxes of $14 million and a decrease in net income of $26 million.

Note 17: Restructuring Charge
On January 31, 2007, we recorded a restructuring charge of $135 million in our Consolidated Statement of Income. The objectives of the restructuring are to enhance customer service by directing spending and resources to front-line sales and service improvements, creating more efficient processes and systems and continuing to accelerate the pace of growth.
          The charge relates to the elimination of approximately 1,000 positions in primarily non-customer-facing areas of the company across all support functions and business groups. Of the charge, $117 million relates to severance-related costs, $11 million is associated with premises-related charges and $7 million relates to other costs.
The restructuring charge has been recorded in the Corporate Services operating group. The actions under the restructuring program are expected to be substantially complete by the end of the first quarter of 2008.
          Premises-related charges include lease cancellation payments for those locations where we have legally extinguished our lease obligation as well as the carrying value of abandoned assets.
          We engaged a professional services firm to provide us with strategic and organizational advice with respect to the restructuring initiatives. A charge of $7 million for these services has been included in the restructuring charge.

  BMO Financial Group 190th Annual Report 2007  117

Notes to Consolidated Financial Statements

          During the year, we changed our estimate for restructuring, resulting in a $16 million reduction in the original accrual. Severance-related charges were less than originally anticipated due to higher levels of attrition and redeployment within the Bank.
          On October 31, 2007, we recorded an additional restructuring charge of $40 million in the Consolidated Statement of Income. The additional charge relates to the elimination of approximately 400 positions across all support functions and business groups and is all severance-related.

	Severance-	Premises-
	related	related
(Canadian $ in millions)	charges	charges	Other	Total

Opening balance	$117	$11	$7	$135
Paid in the year	(46)	(10)	(7)	(63)
Reversal in the year	(15)	(1)	–	(16)
Additional charge in the year	40	–	–	40

Balance as at October 31, 2007	$96	$–	$–	$96

Note 18: Subordinated Debt
Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our regulatory capital. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from the Superintendent of Financial Institutions Canada before we can redeem any part of our subordinated debt.
          During the year ended October 31, 2007, we issued Series D Medium-Term Notes, Tranche 2, totalling $1.2 billion. We redeemed our $150 million Series 22 Debentures. Our US$300 million 7.80% Notes matured. During the year ended October 31, 2006, we issued Series D Medium-Term Notes, Tranche 1, totalling $700 million. We redeemed our $300 million Series 21 Debentures and our $125 million Series 19 Debentures. There were no gains or losses on any of our redemptions.
          During the year ended October 31, 2007, we issued $800 million of innovative subordinated debentures, BMO Trust Subordinated Notes (BMO TSNs – Series A), through BMO Subordinated Notes Trust (“SN Trust”). SN Trust is a variable interest entity which we are not required to consolidate (see Note 8);
therefore, the BMO TSNs – Series A issued by SN Trust are not reported on our Consolidated Balance Sheet. SN Trust used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability on our Consolidated Balance Sheet. All of the BMO TSNs – Series A will be exchanged automatically, without the consent of the holders, into our Series E Subordinated Notes upon the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital, violations of regulatory capital requirements, or changes to tax legislation.
          We have guaranteed the payments of principal, interest and redemption price, if any, and any other amounts on the BMO TSNs – Series A when they become due and payable. This guarantee is subordinate to our deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are designated as ranking either equally with or subordinate to the subordinated indebtedness.
          The senior deposit note bears interest at an annual rate of 5.90% and will mature on September 26, 2022.

The term to maturity and repayments of our subordinated debt required over the next five years and thereafter are as follows:

					Redeemable
(Canadian $ in millions,				Interest	at our option						Over	2007		2006
except as noted)	Face value		Maturity date	rate (%)	beginning in	1 year	2 years	3 years	4 years	5 years	5 years	Total		Total

Debentures Series 12		$140	December 2008	10.85	December 1998	$–	$140	$–	$–	$–	$–	$140		$140
Debentures Series 16		$100	February 2017	10.00	February 2012	–	–	–	–	–	100	100		100
Debentures Series 20		$150	December 2025 to 2040	8.25	not redeemable	–	–	–	–	–	150	150		150
Debentures Series 22		$150	July 2012	7.92	redeemed	–	–	–	–	–	–	–		150
7.80% Notes	US$	300	April 2007	7.80	matured (2)	–	–	–	–	–	–	–		336
Series A Medium-Term Notes 2nd Tranche		$150	February 2013	5.75	February 2008	–	–	–	–	–	150	150		150
Series C Medium-Term Notes 1st Tranche		$500	January 2015	4.00	January 2010 (3)	–	–	–	–	–	500	500		500
2nd Tranche		$500	April 2020	4.87	April 2015 (4)	–	–	–	–	–	500	500		500
Series D Medium-Term Notes 1st Tranche		$700	April 2021	5.10	April 2016 (5)	–	–	–	–	–	700	700		700
2nd Tranche		$1,200	June 2017	5.20	June 2012 (6)	–	–	–	–	–	1,200	1,200		–

						$–	$140	$–	$–	$–	$3,300	$3,440	(7)	$2,726
BMO Trust Subordinated Notes Series A		$800	September 2022	5.75	September 2017 (1)	–	–	–	–	–	800	800		–

Total						$–	$140	$–	$–	$–	$4,100	$4,240		$2,726

(1)	Redeemable at the greater of par and the Canada Yield Price (the yield on an issue of non-callable Government of Canada bonds) prior to September 26, 2017, and redeemable at par commencing September 26, 2017.

(2)	Redeemable at our option only if certain tax events occur.

(3)	Redeemable at the greater of par and the Canada Yield Price prior to January 21, 2010, and redeemable at par commencing January 21, 2010.

(4)	Redeemable at the greater of par and the Canada Yield Price prior to April 22, 2015, and redeemable at par commencing April 22, 2015.

(5)	Redeemable at the greater of par and the Canada Yield Price prior to April 21, 2016, and redeemable at par commencing April 21, 2016.

(6)	Redeemable at the greater of par and the Canada Yield Price prior to June 21, 2012 and redeemable at par commencing June 21, 2012.

(7)	Certain subordinated debt recorded amounts include quasi fair value adjustments of $6 million as they are included as part of fair value hedges (see Note 9).

118  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements
Note 19: Capital Trust Securities

We issue BMO Capital Trust Securities (“BOaTS”) through our consolidated subsidiary BMO Capital Trust (the “Trust”). The proceeds of the BOaTS are used to purchase mortgages. Upon consolidation, the BOaTS are reported in our Consolidated Balance Sheet either as non-controlling interest in subsidiaries or as capital trust securities, depending on the terms of the BOaTS.
          Holders of the BOaTS are entitled to receive semi-annual non-cumulative fixed cash distributions as long as we declare dividends on our preferred shares, or if no such shares are outstanding, on our common shares in accordance with our ordinary dividend practice. The terms of the BOaTS are as follows:

				Redemption date	Conversion date
		Distribution		At the option	At the option	Principal amount
(Canadian $ in millions, except Distribution)	Distribution dates	per BOaTS		of the Trust	of the holder	2007	2006

Capital Trust Securities
Series A	June 30, December 31	$34.52		December 31, 2005	December 31, 2010	$350	$350
Series B	June 30, December 31	33.24		June 30, 2006	June 30, 2011	400	400
Series C	June 30, December 31	33.43		December 31, 2006	June 30, 2012	400	400

						1,150	1,150

Non-Controlling Interest
Series D	June 30, December 31	$27.37	(1)	December 31, 2009		600	600
Series E	June 30, December 31	23.17	(2)	December 31, 2010		450	450

						1,050	1,050

Total Capital Trust Securities						$2,200	$2,200

(1)	After December 31, 2014, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
Redemption by the Trust
On or after the redemption dates indicated above, and subject to the prior approval of the Superintendent of Financial Institutions Canada, the Trust may redeem the BOaTS in whole without the consent of the holders.
Conversion by the Holders
On or after the conversion dates indicated above, the BOaTS Series A, B and C may be exchanged for our Class B Preferred shares, Series 7, 8 and 9, respectively, at the option of the holders.
Automatic Exchange
The BOaTS Series A, B, C, D and E will each be automatically exchanged for 40 of our Class B Preferred shares, Series 7, 8, 9, 11 and 12, respectively, without the consent of the holders on the occurrence of specific events such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital or violations of regulatory capital requirements.

(2)	After December 31, 2015, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
Change in Accounting Policy
On November 1, 2004, we adopted the CICA’s new accounting requirements on the classification of financial instruments as liabilities or equity. The new rules require that our capital trust securities, which are ultimately convertible into a variable number of our common shares at the holders’ option, be classified as liabilities. We reclassified $1,150 million of our capital trust securities, Series A, B and C, previously recorded in other liabilities as non-controlling interest in subsidiaries, to capital trust securities. The distributions made on those capital trust securities are now recorded as interest expense.
          See Note 21 for the impact of this change in accounting policy on our consolidated financial statements.

Note 20: Interest Rate Risk
We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also have off-balance sheet financial instruments whose values are sensitive to changes in interest rates. To the extent that we have assets, liabilities and financial instruments maturing or repricing at different points in time, we are exposed to interest rate risk.
Interest Rate Gap Position
The determination of the interest rate sensitivity or gap position by necessity encompasses numerous assumptions. It is based on the earlier of the repricing or maturity date of assets, liabilities and derivatives used to manage interest rate risk.
          The gap position presented is as at October 31 of each year. It represents the position outstanding at the close of the business day and may change significantly in subsequent periods based on customer behaviours and the application of our asset and liability management policies.
The assumptions for the year ended October 31, 2007 were as follows:
Assets
Fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.
          Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
          Fixed rate and non-interest bearing assets with no defined maturity are reported based upon expected account balance behaviour.
Liabilities
Fixed rate liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.
          Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
          Fixed rate and non-interest bearing liabilities with no defined maturity are reported based upon expected account balance behaviour.
Capital
Common shareholders’ equity is reported as non-interest sensitive.
Yields
Yields are based upon the effective interest rates for the assets or liabilities on October 31, 2007.

  BMO Financial Group 190th Annual Report 2007  119

Notes to Consolidated Financial Statements
Interest Rate Gap Position
(Canadian $ in millions)

				Total	Effective		Effective		Effective	Non-
	0 to 3	4 to 6	7 to 12	within	interest	1 to 5	interest	Over 5	interest	interest
As at October 31	months	months	months	1 year	rate (%)	years	rate (%)	years	rate (%)	sensitive	Total

Canadian Dollar
Assets
Cash resources	$(6,131)	$–	$–	$(6,131)	4.08	$289	–	$–	–	$(1,029)	$(6,871)
Securities	45,687	578	2,107	48,372	3.71	8,595	4.81	109	5.88	130	57,206
Securities borrowed or purchased under resale agreements	21,590	211	502	22,303	4.10	–	–	–	–	–	22,303
Loans	61,617	3,614	7,109	72,340	6.80	31,880	5.76	3,233	5.55	12,722	120,175
Other assets	62,167	(1,022)	527	61,672	n/a	4,214	n/a	–	n/a	1,052	66,938

Total assets	184,930	3,381	10,245	198,556		44,978		3,342		12,875	259,751

Liabilities and Shareholders’ Equity
Deposits	70,368	3,414	7,575	81,357	6.13	40,688	2.09	3,316	2.09	–	125,361
Securities sold but not yet purchased	21,044	–	–	21,044	3.46	–	–	–	–	–	21,044
Securities lent or sold under repurchase agreements	15,467	111	–	15,578	3.07	–	–	–	–	–	15,578
Other liabilities	61,588	103	265	61,956	1.71	2,158	n/a	1,050	n/a	12,744	77,908
Subordinated debt, Capital trust securities and Preferred share liability	256	150	–	406	4.61	3,090	5.98	1,350	5.36	–	4,846
Shareholders’ equity	(18)	–	–	(18)	n/a	349	n/a	450	n/a	14,233	15,014

Total liabilities and shareholders’ equity	168,705	3,778	7,840	180,323		46,285		6,166		26,977	259,751

On-balance sheet gap position	16,225	(397)	2,405	18,233		(1,307)		(2,824)		(14,102)	–

Off-balance sheet notional amounts of derivatives	(16,963)	902	2,553	(13,508)		10,633		2,875		–	–

Total Canadian dollar interest rate gap position
2007	$(738)	$505	$4,958	$4,725		$9,326		$51		$(14,102)	$–
2006	908	(1,415)	5,115	4,608		7,955		1,903		(14,466)	–

U.S. Dollar and Other Currencies
Assets
Cash resources	$26,443	$2,287	$(444)	$28,286	3.84	$966	2.24	$–	–	$509	$29,761
Securities	31,391	1,284	1,833	34,508	3.56	4,900	3.97	1,579	5.30	84	41,071
Securities borrowed or purchased under resale agreements	14,007	–	783	14,790	3.07	–	–	–	–	–	14,790
Loans	28,185	1,837	2,948	32,970	6.06	9,014	6.36	1,117	5.29	819	43,920
Other assets	(27,808)	828	1,111	(25,869)	n/a	3,091	n/a	–	n/a	9	(22,769)

Total assets	72,218	6,236	6,231	84,685		17,971		2,696		1,421	106,773

Liabilities and Shareholders’ Equity
Deposits	83,800	8,282	6,056	98,138	4.25	7,047	1.23	1,481	4.59	23	106,689
Securities sold but not yet purchased	3,995	–	–	3,995	–	–	–	–	–	–	3,995
Securities lent or sold under repurchase agreements	15,639	46	–	15,685	6.03	–	–	–	–	–	15,685
Other liabilities	(22,383)	82	254	(22,047)	n/a	1,346	n/a	–	n/a	821	(19,880)
Subordinated debt, Capital trust securities and Preferred share liability	–	–	–	–	–	–	–	–	–	–	–
Shareholders’ equity	–	–	–	–	n/a	284	n/a	–	n/a	–	284

Total liabilities and shareholders’ equity	81,051	8,410	6,310	95,771		8,677		1,481		844	106,773

On-balance sheet gap position	(8,833)	(2,174)	(79)	(11,086)		9,294		1,215		577	–
Off-balance sheet notional amounts of derivatives	6,231	–	–	6,231		(5,885)		(346)		–	–

Total U.S. dollar and other currencies interest rate gap position
2007	$(2,602)	$(2,174)	$(79)	$(4,855)		$3,409		$869		$577	$–
2006	(14,863)	2,543	4,882	(7,438)		3,159		3,829		450	–

Certain comparative figures have been reclassified to conform with the current year’s presentation.

n/a – not applicable

120  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements
Note 21: Share Capital

Outstanding
(Canadian $ in millions, except as noted)			2007				2006				2005
			Dividends				Dividends				Dividends
	Number		declared		Number		declared		Number		declared
	of shares	Amount	per share		of shares	Amount	per share		of shares	Amount	per share

Preferred Shares – Classified as Liabilities
Class B – Series 4 (1)	–	$–		$0.91	8,000,000	$200		$1.20	8,000,000	$200		$1.20
Class B – Series 6	10,000,000	250		1.19	10,000,000	250		1.19	10,000,000	250		1.19

		250				450				450

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	$200		$1.33	8,000,000	$200		$1.33	8,000,000	$200		$1.33
Class B – Series 10	12,000,000	396	US$	1.49	12,000,000	396	US$	1.49	12,000,000	396	US$	1.49
Class B – Series 13	14,000,000	350		0.96	–	–		–	–	–		–
Class B – Series 14	10,000,000	250		–	–	–		–	–	–		–

		1,196				596				596

Common Shares	498,562,702	4,411		$2.71	500,726,079	4,231		$2.26	500,219,068	4,022		$1.85

Share Capital		$5,607				$4,827				$4,618

(1)	$200 million redeemed in 2007.
Preferred Shares
We are authorized by our shareholders to issue an unlimited number of Class A Preferred shares and Class B Preferred shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency.
          During the year ended October 31, 2007, we issued the following preferred shares:
•	14,000,000 4.5% Non-Cumulative Perpetual Class B Preferred shares, Series 13, at a price of $25.00 per share, representing an aggregate issue price of $350 million.
•	10,000,000 5.25% Non-Cumulative Perpetual Class B Preferred shares, Series 14, at a price of $25.00 per share, representing an aggregate issue price of $250 million.
During the year ended October 31, 2007, we redeemed all of our 8,000,000 Non-Cumulative Class B Preferred shares, Series 4, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represents an aggregate redemption price of approximately $200 million.
Preferred Share Rights and Privileges
Class B – Series 4 shares were convertible at the shareholder’s option; however, they were redeemed during the year. The shares carry a non-cumulative quarterly dividend of $0.30 per share.
Class B – Series 5 shares are redeemable at our option starting February 25, 2013 for $25.00 cash per share, and are not convertible. The shares carry a non-cumulative quarterly dividend of $0.33125 per share.
Class B – Series 6 shares are redeemable at our option starting November 25, 2005 for $25.00 cash per share, plus a premium if we redeem the shares before November 25, 2007, or an equivalent value of our common shares. They are convertible at the shareholder’s option starting November 25, 2008 into our common shares; however, we have the right to pay $25.00 cash per share instead. The shares carry a non-cumulative quarterly dividend of $0.296875 per share.
Class B – Series 10 shares are redeemable at our option starting February 25, 2012 for US$25.00 cash per share, and are convertible at our option starting February 25, 2012 into our common shares. The shares carry a non-cumulative quarterly dividend of US$0.371875 per share.
Class B – Series 13 shares are redeemable at our option starting February 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before February 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.28125 per share.
Class B – Series 14 shares are redeemable at our option starting November 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before November 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.328125 per share.
Common Shares
We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by us on a quarterly basis and the amount can vary from quarter to quarter.
Normal Course Issuer Bid
On September 6, 2007, we commenced a normal course issuer bid, effective for one year. Under this bid, we may repurchase up to 25,000,000 common shares, approximately 5% of our outstanding common shares.
          We participated in a normal course issuer bid during the period from September 6, 2006 to September 5, 2007, under which we were able to repurchase up to 15,000,000 common shares, approximately 3% of our then outstanding common shares.
          During the year ended October 31, 2007, we repurchased 7,621,600 shares at an average cost of $68.80 per share, totalling $524 million. During the year ended October 31, 2006, we repurchased 5,919,400 shares at an average cost of $63.58 per share, totalling $376 million. During the year ended October 31, 2005, we repurchased 6,957,800 shares at an average cost of $56.04 per share, totalling $390 million.

  BMO Financial Group 190th Annual Report 2007  121

Notes to Consolidated Financial Statements
Issuances Exchangeable into Common Shares
One of our subsidiaries, Bank of Montreal Securities Canada Limited (“BMSCL”), has issued various classes of non-voting shares that can be exchanged at the option of the holder for our common shares, based on a formula. If all of these BMSCL shares had been converted into our common shares, up to 270,657, 327,863 and 361,397 of our common shares would have been needed to complete the exchange as at October 31, 2007, 2006 and 2005, respectively.
Share Redemption and Dividend Restrictions
The Superintendent of Financial Institutions Canada must approve any plan to redeem any of our preferred share issues for cash.
          We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.
          In addition, we have agreed that if BMO Capital Trust (the “Trust”), one of our subsidiaries, fails to pay any required distribution on its capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares for a period of time following the Trust’s failure to pay the required distribution (as defined in the capital trust securities’ prospectuses) unless the Trust first pays such distribution to the holders of its capital trust securities (see Note 19).
Shareholder Dividend Reinvestment and Share Purchase Plan
We offer a dividend reinvestment and share purchase plan for our shareholders. Participation in the plan is optional. Under the terms of the plan, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares. We may issue these common shares at an average of the closing prices of our common shares on the Toronto Stock Exchange based on the five trading days prior to the last business day of the month or we may purchase them on the open market at market price. During the year ended October 31, 2007, we issued a total of 1,626,374 common shares (1,378,328 in 2006) under the plan.
Potential Share Issuances
As at October 31, 2007, we had reserved 1,641,923 common shares for potential issuance in respect of our Shareholder Dividend Reinvestment and Share Purchase Plan and 4,990,777 common shares in respect of the exchange of certain shares of BMSCL. We also have reserved 21,380,724 common shares for the potential exercise of stock options, as further described in Note 22.
Change in Accounting Policy
On November 1, 2004, we adopted the CICA’s new accounting requirements on the classification of financial instruments as liabilities or equity. The new rules require that our preferred shares and capital trust securities, which are ultimately convertible into a variable number of our common shares at the holders’ option, be classified as liabilities. We reclassified $850 million of our Class B Preferred shares, Series 3, 4 and 6, from share capital to preferred share liability. We also reclassified $1,150 million of our capital trust securities, Series A, B and C, previously recorded in other liabilities as non-controlling interest in subsidiaries, to capital trust securities. The dividends declared on those preferred shares, as well as the distributions made on those capital trust securities, are now recorded as interest expense. This change did not impact earnings per share or net income available to common shareholders since preferred share dividends are deducted from net income in determining those measures.
          The impact of this change in accounting policy on our Consolidated Statement of Income for the years ended October 31, 2007, 2006 and 2005 was as follows:

(Canadian $ in millions)	2007	2006	2005

Increase (decrease) in net income

Interest Expense – Preferred shares and capital trust securities	$(99)	$(99)	$(97)
Non-controlling interest in subsidiaries	51	42	42
Income taxes	28	37	37

Net Income	(20)	(20)	(18)
Preferred share dividends	20	20	18

Net income available to common shareholders	$–	$–	$–

Note 22: Employee Compensation – Stock-Based Compensation
We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital.
Stock Option Plan
We maintain a Stock Option Plan for designated officers, employees and directors. Options are granted at an exercise price equal to the closing price of our common shares on the day prior to the grant date. Options granted under the plan from 1995 to 1999 vest five fiscal years from November 1 of the year in which the options were granted to the officer or employee, if we have met certain performance targets. Options granted since 1999 vest 25% per year over a four-year period starting from their grant date. A portion of the options granted since 1999 can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.

122  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements
The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2007		2006		2005
		Weighted-		Weighted-		Weighted-
	Number of	average	Number of	average	Number of	average
	stock options	exercise price	stock options	exercise price	stock options	exercise price

Outstanding at beginning of year	23,254,639	$38.55	26,919,349	$35.86	30,442,060	$33.87
Granted	1,229,500	68.96	1,390,700	63.04	1,471,764	56.60
Exercised	3,774,644	31.86	5,014,557	30.87	4,736,826	29.30
Forfeited/cancelled	43,882	54.42	37,053	46.77	257,649	36.77
Expired	8,900	19.93	3,800	15.50	–	n/a

Outstanding at end of year	20,656,713	41.55	23,254,639	38.55	26,919,349	35.86
Exercisable at end of year	15,585,532	36.01	17,947,453	34.35	20,016,144	32.68
Available for grant	3,863,301		2,047,729		3,397,576
Outstanding stock options as a percentage of outstanding shares	4.14%		4.64%		5.38%

n/a – not applicable
Employee compensation expense related to this plan for the years ended October 31, 2007, 2006 and 2005 was $11 million, $14 million and $13 million before tax, respectively ($10 million, $13 million and $12 million after tax, respectively).
          The intrinsic value of a stock option grant is the difference between the current market price for our common shares and the strike price of the option. The aggregate intrinsic value for stock options outstanding at October 31, 2007, 2006 and 2005 was $443 million, $719 million and $591 million, respectively. The aggregate intrinsic value for stock options exercisable at October 31, 2007, 2006 and 2005 was $421 million, $629 million and $503 million, respectively.

Options outstanding and options exercisable as at October 31, 2007 and 2006 by range of exercise price were as follows:

(Canadian $, except as noted)					2007					2006
		Options outstanding		Options exercisable			Options outstanding		Options exercisable
		Weighted-					Weighted-
		average	Weighted-		Weighted-		average	Weighted-		Weighted-
		remaining	average	Number	average		remaining	average	Number	average
	Number of	contractual	exercise	of stock	exercise	Number of	contractual	exercise	of stock	exercise
Range of exercise prices	stock options	life (years)	price	options	price	stock options	life (years)	price	options	price

$15.50 to $20.00	–	–	$–	–	$–	140,387	0.1	$19.93	140,387	$19.93
$20.01 to $30.00	2,492,855	2.0	25.60	2,492,855	25.60	3,441,275	3.0	25.60	3,441,275	25.60
$30.01 to $40.00	10,604,596	3.1	35.69	10,184,016	35.57	13,135,225	3.9	35.36	12,313,275	35.24
$40.01 to $68.32	6,342,762	6.3	52.37	2,908,661	46.48	6,537,752	7.2	52.16	2,052,516	44.67
$68.33 and over	1,216,500	9.0	68.97	–	–	–	–	–	–	–

The following table summarizes nonvested stock option activity for the years ended October 31, 2007 and 2006:

(Canadian $, except as noted)		2007		2006
		Weighted-		Weighted-
	Number of	average grant	Number of	average grant
	stock options	date fair value	stock options	date fair value

Nonvested at beginning of year	5,307,186	$8.89	6,903,205	$7.82
Granted	1,229,500	7.56	1,390,700	10.17
Vested	1,442,754	8.25	2,953,266	7.14
Forfeited/cancelled	22,751	10.16	33,453	9.19

Nonvested at end of year	5,071,181	$8.74	5,307,186	$8.89

The following table summarizes further information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2007	2006	2005

Unrecognized compensation cost for nonvested stock option awards	$10	$12	$13
Weighted-average period over which it is recognized (in years)	2.6	3.0	2.9

Total intrinsic value of stock options exercised	$138	$170	$131
Cash proceeds from stock options exercised	$120	$155	$139
Actual tax benefits realized on stock options exercised	$4	$14	$7

Change in Accounting Policy
During the year ended October 31, 2006, we adopted the CICA’s new accounting requirements for stock-based compensation. The new rules require that stock-based compensation granted to employees eligible to retire be expensed at the time of grant. Previously, we amortized the cost over the vesting period.

  BMO Financial Group 190th Annual Report 2007  123

Notes to Consolidated Financial Statements

          We have restated prior years’ consolidated financial statements to reflect this change. The impact of this change in accounting policy on our consolidated financial statements for the current and prior years as at October 31 is as follows:

(Canadian $ in millions)	2007	2006	2005

Increase (decrease) in net income
Consolidated Statement of Income
Employee compensation	$(6)	$(2)	$(5)
Income taxes	2	–	1

Net Income	$(4)	$(2)	$(4)

Increase (decrease)
Consolidated Balance Sheet
Other assets	$(30)	$(24)	$(25)
Other liabilities	2	1	(1)
Contributed surplus	17	16	15

We determine the fair value of options granted using a trinomial option pricing model. Expected volatility is based on the implied volatility from traded options on our share price and the historical volatility of our share price. The weighted-average fair value of options granted during the years ended October 31, 2007, 2006 and 2005 was $7.56, $10.17 and $10.34, respectively. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

	2007	2006	2005

Expected dividend yield	4.2%	3.4%	3.4%
Expected share price volatility	15.6%	20.2%	22.8%
Risk-free rate of return	4.0%	4.0%	4.2%
Expected period until exercise (in years)	7.4	7.2	7.1

Changes to the input assumptions can result in materially different fair value estimates.
Other Stock-Based Compensation Plans
Share Purchase Plan
 We offer our employees the option of contributing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salaries. The shares in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.
          We account for our contribution as employee compensation expense when it is contributed to the plan.
          Employee compensation expense related to this plan for the years ended October 31, 2007, 2006 and 2005 was $36 million, $35 million and $33 million, respectively. There were 13,102,696, 12,809,736 and 12,184,377 common shares held in this plan for the years ended October 31, 2007, 2006 and 2005, respectively.
Mid-Term Incentive Plans
We offer mid-term incentive plans for executives and certain senior employees. Depending on the plan, these pay either a single cash payment at the end of the three-year period of the plan, or three annual cash payments in each of the three years of the plan. The amount of the payment is adjusted to reflect dividends and changes in the market value of our common shares. For the majority of executive and some senior employee grants, a portion of the incentive payment also varies based on performance targets driven by annualized total shareholder return compared with that of our competitors.
          Mid-term incentive plan units granted during the years ended October 31, 2007, 2006 and 2005 totalled 3,210,864, 3,387,493 and 3,105,178, respectively. We entered into agreements with third parties to assume most of our obligations related to these plans in exchange for cash payments of $220 million, $202 million and
$187 million in the years ended October 31, 2007, 2006 and 2005, respectively. Amounts paid under these agreements were recorded in our Consolidated Balance Sheet in other assets and are recorded as employee compensation expense evenly over the period prior to payment to employees. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. We no longer have any liability for the obligations transferred to third parties because any future payments required will be the responsibility of the third parties. The amount deferred and recorded in other assets in our Consolidated Balance Sheet totalled $104 million and $96 million as at October 31, 2007 and 2006, respectively. The deferred amount as at October 31, 2007 is expected to be recognized over a weighted-average period of 1.8 years (1.7 years in 2006).
          For the remaining obligations related to plans for which we have not entered into agreements with third parties, the amount of compensation expense is amortized over the period prior to payment to employees and adjusted to reflect the current market value of our common shares. The liability related to these plans as at October 31, 2007 and 2006 was $19 million and $nil, respectively.
          Employee compensation expense related to these plans for the years ended October 31, 2007, 2006 and 2005 was $212 million, $190 million and $174 million before tax, respectively ($138 million, $122 million and $112 million after tax, respectively).
          A total of 8,298,718, 8,272,824 and 8,933,847 share units were outstanding for the years ended October 31, 2007, 2006 and 2005, respectively.
Deferred Incentive Plans
We offer deferred incentive plans for certain senior executives and key employees in our BMO Capital Markets and Private Client Groups and members of our Board of Directors. Under these plans, fees, annual incentive payments and/or commissions can be deferred as stock units of our common shares. The amount of fees, deferred incentive payments and/or commissions is adjusted to reflect dividends and changes in the market value of our common shares.
          Depending on the plan, deferred incentive payments can be paid upon retirement/resignation, over the three-year period of the plan or at the end of the three-year period of the plan. The deferred incentive payments can be made in cash, shares or a combination of both.
          Employee compensation expense for these plans is recorded in the year the incentive payment and/or commission is earned. Changes in the amount of the incentive payments as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
          Deferred incentive plan units granted during the years ended October 31, 2007, 2006 and 2005 totalled 442,583, 471,662 and 398,605, respectively. We have entered into derivative instruments to hedge our exposure to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise.
          Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $169 million and $171 million as at October 31, 2007 and 2006, respectively.
          Employee compensation expense related to these plans for the years ended October 31, 2007, 2006 and 2005 was $13 million, $33 million and $6 million before tax, respectively ($8 million, $21 million and $4 million after tax, respectively). Hedging gains of $6 million, $25 million and $2 million before tax, respectively, were also recognized, resulting in net employee compensation expense of $7 million, $8 million and $4 million before tax, respectively ($5 million, $5 million and $3 million after tax, respectively).
          A total of 2,686,903, 2,542,696 and 2,099,577 deferred stock units were outstanding for the years ended October 31, 2007, 2006 and 2005, respectively.

124  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements
Note 23: Employee Compensation – Pension and Other Employee Future Benefits
Pension and Other Employee Future Benefit Plans
We have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and other employee future benefits to our retired and current employees.
          Pension arrangements include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. We are responsible for ensuring that the statutory pension plans have sufficient assets to pay the pension benefits upon retirement of employees. Voluntary contributions can be made by employees but are not required.
          We also provide defined contribution pension plans to employees in some of our subsidiaries. Under these plans, we are responsible for contributing a predetermined amount to a participant’s retirement savings, based on a percentage of that employee’s salary. We recognize the cost of our defined contribution pension plans in employee compensation expense as the employees work for us.
          We also provide other employee future benefits, including health and dental care benefits and life insurance for current and retired employees.
Pension and Other Employee Future Benefit Liabilities
We have two types of benefit liabilities: our defined benefit pension liabilities and our other employee future benefit liabilities. These benefit liabilities represent the amount of pension and other employee future benefits that our employees and retirees have earned as at year end.
          Our actuaries perform valuations of our benefit liabilities for pension and other employee future benefits as at October 31 of each year for our Canadian plans (September 30 for our U.S. plans), using the projected benefit method prorated on service, based on management’s assumptions about discount rates, salary growth, retirement age, mortality and health care cost trend rates. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.
Components of the change in our benefit liabilities year over year and our pension and other employee future benefit expense are as follows:
          Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current workforce and the amount of benefits to which they will be entitled upon retirement, based on the provisions of our benefit plans.
          Interest cost on benefit liabilities represents the increase in the liabilities that results from the passage of time.
          Actuarial gains or losses may arise in two ways. First, each year our actuaries recalculate the benefit liabilities and compare them to those estimated as at the prior year end. Any differences that result from changes in assumptions or from plan experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Secondly, actuarial gains and losses arise when there are differences between expected and actual returns on plan assets.
          At the beginning of each year, we determine whether the unrecognized actuarial gain or loss is more than 10% of the greater of our plan asset or benefit liability balances. Any unrecognized actuarial gain or loss in excess of this 10% threshold is recognized in expense over the remaining service period of active employees. Amounts below the 10% threshold are not recognized in income.
          Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. These amounts are recognized in expense over the remaining service period of active employees.
          Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of plan assets. We establish our estimate of the expected rate of return on plan assets based on the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Returns from other asset classes are set to reflect the relative risks of these classes as compared to fixed income and equity assets. Differences between expected and actual returns on assets are included in our actuarial gain or loss balance, as described above.
          Settlements occur when benefit liabilities for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have a liability to provide them with benefit payments in the future.
Funding of Pension and Other Employee
Future Benefit Plans
Our statutory pension plans in Canada and the United States are funded by us and the assets in these plans are used to pay retirees benefits.
          Our supplementary pension plans in Canada are partially funded, while in the United States the plan is unfunded. Our other employee future benefit plans in the United States and Canada are partially funded. Pension and benefit payments related to these plans are either paid through the respective plan, or paid directly by us.
          We measure the fair value of plan assets as at October 31 for our Canadian plans (September 30 for our U.S. plans). In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our pension contributions (our “funding valuation”). The most recent funding valuation for our main Canadian plan was performed as at October 31, 2007. We are required to file funding valuations for that plan with the Office of the Superintendent of Financial Institutions Canada at least every three years. An annual funding valuation is required for our U.S. statutory plan. The most recent valuation was performed as at January 1, 2007.

The benefit liability and the fair value of plan assets in respect of plans that are not fully funded are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2007	2006	2005	2007	2006	2005

Accrued benefit liability	$832	$955	$959	$908	$952	$852
Fair value of plan assets	706	729	693	68	68	66

Unfunded benefit liability	$126	$226	$266	$840	$884	$786

  BMO Financial Group 190th Annual Report 2007  125

Notes to Consolidated Financial Statements
Asset Allocations
The investment policy for the main Canadian pension plan assets is to have a diversified mix of quality investments that is expected to provide a superior real rate of return over the long term, while limiting performance volatility. Plan assets are rebalanced within ranges around target allocations. Allocations as at the end of each year and the target allocations for October 31 are as follows:

	Funded pension benefit plans (1)				Funded other employee future benefit plans
	Target	Actual	Actual	Actual	Target	Actual	Actual	Actual
	2007	2007	2006	2005	2007	2007	2006	2005

Equities	53%	45%	43%	50%	65%	73%	65%	67%
Fixed income investments	35%	38%	41%	38%	35%	27%	33%	33%
Other	12%	17%	16%	12%	–	–	2%	–

(1) Excludes the Canadian supplementary plan, whose assets are fully invested in fixed income investments.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:
(Canadian $ in millions, except as noted)			Pension benefit plans			Other employee future benefit plans
			2007	2006	2005	2007	2006	2005
Annual Benefits Expense
Benefits earned by employees			$149	$137	$127	$22	$18	$17
Interest cost on accrued benefit liability			217	208	205	49	46	46
Actuarial loss recognized in expense			59	82	69	18	14	10
Amortization of plan amendment costs			11	6	4	(7)	(7)	(7)
Expected return on plan assets			(277)	(253)	(230)	(5)	(5)	(5)

Annual benefits expense			159	180	175	77	66	61
Canada and Quebec pension plan expense			52	49	45	–	–	–
Defined contribution expense			13	10	11	–	–	–

Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income			$224	$239	$231	$77	$66	$61

The impact on annual benefits expense if we had recognized all costs and expenses as they arose
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income			$224	$239	$231	$77	$66	$61
(Excess) of actual returns over expected returns on plan assets			(157)	(231)	(141)	(6)	(1)	(5)
(Excess) shortfall of actuarial (gains) losses amortized over actuarial (gains) losses arising			(328)	37	320	(78)	44	59
(Excess) shortfall of plan amendment costs amortized over plan amendment costs arising			44	(6)	11	(1)	7	7

Total pro forma annual pension and other employee future benefit expenses if we had recognized all costs and benefits during the year			$(217)	$39	$421	$(8)	$116	$122

Weighted-average assumptions used to determine benefit expenses
Estimated average service period of active employees (in years)			11	10	10	12	12	12
Discount rate at beginning of year			5.1%	5.3%	6.0%	5.3%	5.5%	6.2%
Expected long-term rate of return on plan assets			6.6%	6.6%	6.7%	8.0%	8.0%	8.0%
Rate of compensation increase			3.8%	3.8%	3.9%	3.8%	3.8%	3.9%
Assumed overall health care cost trend rate			n/a	n/a	n/a	7.5% (1)	7.7% (1)	8.0% (1)

(1)	Trending to 4.5% in 2013 and remaining at that level thereafter.

n/a – not applicable

126  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements
Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans

	2007	2006	2005	2007	2006	2005

Benefit liability
Benefit liability at beginning of year	$4,248	$4,013	$3,479	$952	$852	$741
Benefits earned by employees	149	137	127	22	18	17
Interest cost on benefit liability	217	208	205	49	46	46
Benefits paid to pensioners and employees	(218)	(202)	(185)	(32)	(18)	(19)
Voluntary employee contributions	6	6	6	–	–	–
(Gain) loss on the benefit liability arising from changes in assumptions	(269)	121	389	(60)	58	69
Plan amendments (b)	55	–	15	(8)	–	–
Other, primarily foreign exchange	(106)	(35)	(23)	(15)	(4)	(2)

Benefit liability at end of year	$4,082	$4,248	$4,013	$908	$952	$852

Weighted-average assumptions used to determine the benefit liability
Discount rate at end of year	5.6%	5.1%	5.3%	5.5%	5.3%	5.5%
Rate of compensation increase	3.9%	3.8%	3.8%	3.9%	3.8%	3.8%
Assumed overall health care cost trend rate	n/a	n/a	n/a	7.0% (1)	7.5% (1)	7.7% (1)

Fair value of plan assets
Fair value of plan assets at beginning of year	$4,339	$3,881	$3,511	$68	$66	$58
Actual return on plan assets	434	484	371	11	6	10
Bank contributions	58	194	192	32	18	19
Voluntary employee contributions	6	6	6	–	–	–
Benefits paid to pensioners and employees	(218)	(202)	(185)	(32)	(18)	(19)
Other, primarily foreign exchange	(86)	(24)	(14)	(11)	(4)	(2)

Fair value of plan assets at end of year	$4,533	$4,339	$3,881	$68	$68	$66

Plan funded status	$451	$91	$(132)	$(840)	$(884)	$(786)
Unrecognized actuarial loss (a)	537	1,034	1,234	211	299	256
Unrecognized cost (benefit) of plan amendments (b)	95	50	57	(46)	(45)	(52)

Net benefit asset (liability) at end of year	$1,083	$1,175	$1,159	$(675)	$(630)	$(582)

Recorded in:
Other assets	$1,094	$1,195	$1,177	$–	$–	$–
Other liabilities	(11)	(20)	(18)	(675)	(630)	(582)

Net benefit asset (liability) at end of year	$1,083	$1,175	$1,159	$(675)	$(630)	$(582)

The plans paid $3 million for the year ended October 31, 2007 ($3 million in 2006; $3 million in 2005) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered on the same terms that we offer these services to our customers. The plans did not hold any of our shares directly as at October 31, 2007, 2006 and 2005.
(1) Trending to 4.5% in 2013 and remaining at that level thereafter.
n/a – not applicable

(a) A continuity of our actuarial losses is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans

	2007	2006	2005	2007	2006	2005

Unrecognized actuarial loss at beginning of year	$1,034	$1,234	$1,059	$299	$256	$202
(Gain) loss on the benefit liability arising from changes in assumptions	(269)	121	389	(60)	58	69
(Excess) of actual returns over expected returns on plan assets	(157)	(231)	(141)	(6)	(1)	(5)
Recognition in expense of a portion of the unrecognized actuarial loss	(59)	(82)	(69)	(18)	(14)	(10)
Impact of foreign exchange and other	(12)	(8)	(4)	(4)	–	–

Unrecognized actuarial loss at end of year	$537	$1,034	$1,234	$211	$299	$256

(b) A continuity of the unrecognized cost (benefit) of plan amendments is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans

	2007	2006	2005	2007	2006	2005

Unrecognized cost (benefit) of plan amendments at beginning of year	$ 50	$ 57	$ 46	$ (45)	$ (52)	$ (59)
Cost (benefit) of plan amendments initiated during the year	55	–	15	(8)	–	–
Recognition in expense of a portion of the unrecognized cost (benefit) of plan amendments	(11)	(6)	(4)	7	7	7
Impact of foreign exchange and other	1	(1)	–	–	–	–

Unrecognized cost (benefit) of plan amendments at end of year	$ 95	$ 50	$ 57	$ (46)	$ (45)	$ (52)

  BMO Financial Group 190th Annual Report 2007  127

Notes to Consolidated Financial Statements

Sensitivity of Assumptions
Key weighted-average economic assumptions used in measuring the pension benefit liability, the other employee future benefit liability and related expenses are outlined in the adjoining table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of changes in other key variables.
          Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

			Other employee
		Pension	future benefits
	Benefit	Benefit	Benefit	Benefit
(Canadian $ in millions, except as noted)	liability	expense	liability	expense

Discount rate (%)	5.6	5.1	5.5	5.3
Impact of: 1% increase ($)	(475)	(14)	(126)	(3)
1% decrease ($)	606	19	159	4

Rate of compensation increase (%)	3.9	3.8	3.9	3.8
Impact of: 0.25% increase ($)	34	2	1	–
0.25% decrease ($)	(33)	(2)	(1)	–

Expected rate of return on assets (%)	n/a	6.6	n/a	8.0
Impact of: 1% increase ($)	n/a	(40)	n/a	(1)
1% decrease ($)	n/a	40	n/a	1

Assumed overall health care cost trend (%)	n/a	n/a	7.0 (1)	7.5 (1)
Impact of: 1% increase ($)	n/a	n/a	136	12
1% decrease ($)	n/a	n/a	(109)	(10)

(1)	Trending to 4.5% in 2013 and remaining at that level thereafter.

n/a – not applicable

Cash Flows
Cash payments made by us during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2007	2006	2005	2007	2006	2005

Contributions to defined benefit plans	$37	$179	$177	$–	$–	$–
Contributions to defined contribution plans	13	10	11	–	–	–
Benefits paid directly to pensioners	21	15	15	32	18	19

Total	$71	$204	$203	$32	$18	$19

Our best estimate of the amounts we expect to contribute for the year ended October 31, 2008 is $49 million to our pension plans and $34 million to our other employee future benefit plans.

Estimated Future Benefit Payments
Estimated future benefit payments in the next five years and thereafter are as follows:

	Pension	Other employee
(Canadian $ in millions)	benefit plans	future benefit plans

2008	$212	$34
2009	220	36
2010	233	40
2011	244	42
2012	259	45
2013–2017	1,470	270

Note 24: Income Taxes
We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception noted below for repatriation of retained earnings from our foreign subsidiaries.
          In addition, we record income tax expense or benefit directly in shareholders’ equity when the taxes relate to amounts recorded in shareholders’ equity. For example, income tax expense on hedging gains related to our net investment in foreign operations is recorded in shareholders’ equity as part of accumulated other comprehensive gain (loss) on translation of net foreign operations.
          The future income tax balances included in other assets of $235 million and other liabilities of $nil as at October 31, 2007 ($84 million and $17 million, respectively, in 2006) are the cumulative amount of tax applicable to temporary differences between the accounting and tax values of our assets and liabilities. Future income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse. Changes in future income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate change is substantively enacted.
          We expect that we will realize our future income tax assets in the normal course of our operations.

Components of Future Income Tax Balances
(Canadian $ in millions)	2007	2006

Future Income Tax Assets
Allowance for credit losses	$374	$396
Employee future benefits	233	224
Deferred compensation benefits	176	197
Other Comprehensive Income	67	–
Other	33	14

Total future income tax assets	$883	$831

Future Income Tax Liabilities
Premises and equipment	$(168)	$(255)
Pension benefits	(356)	(392)
Intangible assets	(81)	(83)
Other	(43)	(34)

Total future income tax liabilities	$(648)	$(764)

Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of earnings from certain foreign subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the

128  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements

foreseeable future, we have not recorded the related future income tax liability. The maximum Canadian and foreign taxes that would be payable, at existing tax rates, if all of our foreign subsidiaries’ earnings were repatriated as at October 31, 2007, 2006 and 2005 are estimated to be $599 million, $583 million and $532 million, respectively.

Provision for Income Taxes
(Canadian $ in millions)	2007	2006	2005	(1)

Consolidated Statement of Income
Provision for income taxes – Current	$214	$872	$784
– Future	(25)	(155)	90

	189	717	874
Shareholders’ Equity
Income tax expense related to:
Unrealized gains on available-for-sale securities, net of hedging activities	19	–	–
Losses on cash flow hedges	(86)	–	–
Hedging of unrealized loss on translation of net foreign operations	575	156	101
Other	(37)	–	–

Total	$660	$873	$975

(1)	Amounts have been restated to reflect the change in accounting policy described in Note 22.

Components of Total Provision for Income Taxes
(Canadian $ in millions)	2007	2006	2005	(1)

Canada: Current income taxes
Federal	$457	$494	$430
Provincial	227	266	227

	684	760	657

Canada: Future income taxes
Federal	(70)	(110)	34
Provincial	(34)	(51)	9

	(104)	(161)	43

Total Canadian	580	599	700

Foreign: Current income taxes	93	268	228
Future income taxes	(13)	6	47

Total foreign	80	274	275

Total	$660	$873	$975

(1)	Amounts have been restated to reflect the change in accounting policy described in Note 22.

Set out below is a reconciliation of our statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)		2007		2006		2005 (1)

Combined Canadian federal and provincial income taxes at the statutory tax rate	$838	35.0%	$1,206	34.9%	$1,160	34.8%
Increase (decrease) resulting from:
Tax-exempt income	(116)	(4.9)	(91)	(2.6)	(88)	(2.7)
Foreign operations subject to different tax rates	(493)	(20.6)	(332)	(9.6)	(211)	(6.3)
Large corporations tax	–	–	–	–	4	0.1
Change in tax rate for future income taxes	2	0.1	(3)	(0.1)	–	–
Intangible assets not deductible for tax purposes	10	0.4	10	0.2	13	0.5
Other	(52)	(2.1)	(73)	(2.1)	(4)	(0.1)

Provision for income taxes and effective tax rate	$189	7.9%	$717	20.7%	$874	26.3%

(1)	Amounts have been restated to reflect the change in accounting policy described in Note 22.

Note 25: Earnings Per Share
Basic Earnings per Share
Our basic earnings per share is calculated by dividing our net income, after deducting total preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Basic earnings per share
(Canadian $ in millions, except as noted)	2007	2006	2005	(1)

Net income	$2,131	$2,663	$2,396
Dividends on preferred shares	(43)	(30)	(30)

Net income available to common shareholders	$2,088	$2,633	$2,366

Average number of common shares outstanding (in thousands)	499,950	501,257	500,060

Basic earnings per share (Canadian $)	$4.18	$5.25	$4.73

(1)	Amounts have been restated to reflect the change in accounting policy described in Note 22.
Diluted Earnings per Share
Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding all year or from the date of issue for instruments issued during the year.
Convertible Shares
In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible shares as these dividends would not have been paid if the shares had been converted at the beginning of the year. These dividends were less than $1 million for the years ended October 31, 2007, 2006 and 2005. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year.
          Our Series 6 and 10 Class B Preferred shares, in certain circumstances, are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as we have the option to settle the conversion in cash instead of common shares.

  BMO Financial Group 190th Annual Report 2007  129

Notes to Consolidated Financial Statements
Employee Stock Options
In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

Diluted earnings per share
(Canadian $ in millions, except as noted)	2007	2006	2005	(1)

Net income available to common shareholders	$2,088	$2,633	$2,366

Average number of common shares outstanding (in thousands)	499,950	501,257	500,060

Convertible shares	271	328	361
Stock options potentially exercisable (2)	18,492	21,629	25,424
Common shares potentially repurchased	(10,099)	(12,041)	(15,000)

Average diluted number of common shares outstanding (in thousands)	508,614	511,173	510,845

Diluted earnings per share (Canadian $)	$4.11	$5.15	$4.63

(1)	Amounts have been restated to reflect the change in accounting policy described in Note 22.

(2)	In computing diluted earnings per share we excluded average stock options outstanding of 317,266, 174,485 and 410,265 with weighted-average exercise prices of $67.89, $63.14 and $56.60 for the years ended October 31, 2007, 2006 and 2005, respectively.

Note 26: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.
          Beginning in the year ended October 31, 2006, we amended our operating group segmentation to include both Personal and Commercial Banking Canada and Personal and Commercial Banking U.S. as reporting units. Prior period information has been restated to reflect this new reporting basis.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business loan and deposit products, including deposit and investment services, mortgages, consumer credit, business lending, cash management and other banking services.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in the United States, primarily in the Chicago area and Indiana, through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and services, including full-service and online brokerage in Canada and private banking and investment products in Canada and the United States.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors.
BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and our overall asset liability structure.
          Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
          Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
          Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.

130  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements

          Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Our results and average assets, grouped by operating segment and geographic region, are as follows:

	P&C	P&C			Corporate	Total	Teb	Total		United	Other
(Canadian $ in millions)	Canada	U.S.	PCG	BMO CM	Services (1)	(teb basis)	adjustments	(GAAP basis)	Canada	States	countries

2007
Net interest income	$3,065	$730	$613	$974	$(359)	$5,023	$(180)	$4,843	$3,745	$973	$305
Non-interest revenue	1,678	178	1,441	995	214	4,506	–	4,506	3,836	582	88

Total Revenue	4,743	908	2,054	1,969	(145)	9,529	(180)	9,349	7,581	1,555	393
Provision for credit losses	323	35	3	77	(85)	353	–	353	257	99	(3)
Non-interest expense	2,670	696	1,427	1,565	243	6,601	–	6,601	4,785	1,653	163

Income before taxes and non- controlling interest in subsidiaries	1,750	177	624	327	(303)	2,575	(180)	2,395	2,539	(197)	233
Income taxes	500	63	216	(98)	(312)	369	(180)	189	546	(150)	(27)
Non-controlling interest in subsidiaries	–	–	–	–	75	75	–	75	55	20	--

Net Income	$1,250	$114	$408	$425	$(66)	$2,131	$–	$2,131	$1,938	$(67)	$260

Average Assets	$119,164	$23,477	$7,091	$207,084	$3,759	$360,575	$–	$360,575	$216,572	$111,150	$32,853

Goodwill (As at)	$106	$628	$313	$91	$2	$1,140	$–	$1,140	$423	$717	$--

2006
Net interest income	$2,941	$740	$569	$773	$(152)	$4,871	$(127)	$4,744	$3,709	$1,016	$146
Non-interest revenue	1,639	166	1,324	2,007	105	5,241	–	5,241	3,686	1,375	180

Total Revenue	4,580	906	1,893	2,780	(47)	10,112	(127)	9,985	7,395	2,391	326
Provision for credit losses	314	30	3	79	(250)	176	–	176	181	(3)	(2)
Non-interest expense	2,597	681	1,342	1,602	131	6,353	–	6,353	4,520	1,695	138

Income before taxes and non- controlling interest in subsidiaries	1,669	195	548	1,099	72	3,583	(127)	3,456	2,694	699	190
Income taxes	527	80	193	239	(195)	844	(127)	717	650	207	(13)
Non-controlling interest in subsidiaries	–	–	–	–	76	76	–	76	55	21	–

Net Income	$1,142	$115	$355	$860	$191	$2,663	$–	$2,663	$1,989	$471	$203

Average Assets	$114,364	$21,890	$6,545	$161,811	$4,521	$309,131	$–	$309,131	$191,929	$90,317	$26,885

Goodwill (As at)	$93	$582	$323	$98	$2	$1,098	$–	$1,098	$410	$688	$–

2005 (2)
Net interest income	$2,829	$732	$578	$966	$(199)	$4,906	$(119)	$4,787	$3,584	$1,186	$136
Non-interest revenue	1,490	165	1,459	1,775	163	5,052	–	5,052	3,435	1,454	163

Total Revenue	4,319	897	2,037	2,741	(36)	9,958	(119)	9,839	7,019	2,640	299
Provision for credit losses	269	30	4	98	(222)	179	–	179	190	15	(26)
Non-interest expense	2,481	659	1,529	1,480	183	6,332	–	6,332	4,323	1,881	128

Income before taxes and non- controlling interest in subsidiaries	1,569	208	504	1,163	3	3,447	(119)	3,328	2,506	744	197
Income taxes	493	84	190	313	(87)	993	(119)	874	800	246	(53)
Non-controlling interest in subsidiaries	–	–	–	–	58	58	–	58	36	22	–

Net Income	$1,076	$124	$314	$850	$32	$2,396	$–	$2,396	$1,670	$476	$250

Average Assets	$105,963	$21,055	$7,061	$157,234	$5,189	$296,502	$–	$296,502	$188,124	$82,789	$25,589

Goodwill (As at)	$93	$568	$327	$100	$3	$1,091	$–	$1,091	$411	$680	$–

(1)	Corporate Services includes Technology and Operations.

(2)	Amounts have been restated to reflect the change in accounting policy described in Notes 3 and 22.
Prior years have been restated to give effect to the current year’s organization structure and presentation changes.

  BMO Financial Group 190th Annual Report 2007  131

Notes to Consolidated Financial Statements
Note 27: Related Party Transactions
Related parties include directors, executives, and their affiliates, along with joint ventures and equity-accounted investees.
Directors, Executives and Their Affiliates
Effective September 1, 1999, new loans and mortgages to executives were no longer available at preferred rates, other than loans related to transfers we initiate. The transferee loan amounts outstanding under preferred rate mortgage loan agreements were $68 million and $70 million at October 31, 2007 and 2006, respectively. The interest earned on these loans is recorded in interest, dividend and fee income in our Consolidated Statement of Income.
          We provide certain banking services to our directors, executives and their affiliated entities. We offer these services on the same terms that we offer to our customers. Loans to directors, executives and their affiliates totalled $10 million and $8 million at October 31, 2007 and 2006, respectively.
Board of Directors Compensation
Stock Option Plan
In fiscal 2002, we introduced a stock option plan for non-officer directors, the terms of which are the same as the plan for designated officers and employees described in Note 22. During fiscal year 2003, we granted 42,000 stock options at an exercise price of $43.25 per share. The granting of options under the Non-Officer Director Stock Option Plan was discontinued effective November 1, 2003.
          Stock option expense for this plan is calculated in the same manner as employee stock option expense. It was included in other expenses in our Consolidated Statement of Income and was less than $1 million for the years ended October 31, 2007, 2006 and 2005.
Deferred Share Units
Members of our Board of Directors are required to take 100% of their annual retainers and other fees in the form of either our common shares (purchased on the open market) or deferred share units until such time as the directors’ shareholdings are greater than six times their annual retainers as directors. After this threshold is reached, directors are required to take at least 50% of their annual retainers in this form.
          Deferred share units allocated under this deferred share unit plan are adjusted to reflect dividends and changes in the market value of our common shares. The value of these deferred share units will be paid upon termination of service as a director. The expense for this plan was included in other expenses in our Consolidated Statement of Income and totalled $5 million, $2 million and $3 million for the years ended October 31, 2007, 2006 and 2005, respectively.
Joint Ventures and Equity-Accounted Investees
We provide banking services to our joint ventures and equity-accounted investees on the same terms that we offer to our customers.
          We are a 50% joint venture partner for which our common share investment was $296 million at October 31, 2007 ($275 million in 2006), which was eliminated upon proportionate consolidation.
          Our investment in the entities where we exert significant influence totalled $962 million as at October 31, 2007 ($937 million in 2006).
Employees
A select suite of customer loan and mortgage products is now offered to employees at rates normally accorded to preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Note 28: Contingent Liabilities
(a) Legal Proceedings
In the bankruptcy of Adelphia Communications Corporation (“Adelphia”), the Official Committees of Unsecured Creditors and Equity Security Holders filed Complaints against Bank of Montreal, its indirect subsidiary BMO Capital Markets Corp. (previously Harris Nesbitt Corp.) and approximately 380 other financial institutions. The Complaints allege various federal statutory and common law claims and seek an unspecified amount of compensatory and punitive damages, along with equitable relief. The actions have now been withdrawn from the Bankruptcy Court and are pending before the United States District Court for the Southern District of New York. As a result of the confirmation of various Adelphia plans of reorganization, a special purpose entity, the Adelphia Recovery Trust (“ART”), has replaced the committees as the plaintiff in these actions.
          In addition, Bank of Montreal and BMO Capital Markets Corp. are two of many financial institutions named in civil actions brought by investors in Adelphia securities. Defendants reached a settlement agreement in connection with the most significant of these actions, a consolidated class action brought by Adelphia security holders, which settlement was subsequently approved by the District Court. The settlement is currently being appealed by certain putative class members. Unless the appeal of the consolidated class action settlement is successful, that settlement bars all future civil actions against Bank of Montreal and BMO Capital Markets Corp. by Adelphia investors except for two actions brought by groups of plaintiffs who chose to opt out of the consolidated class action settlement. Actions by these two groups of plaintiffs, seeking unspecified damages, are currently pending before the District Court. Since the ART action is brought by Adelphia and its creditors, as opposed to Adelphia’s investors, it is not affected by the class action settlement.
          As these matters remain in various intermediate procedural stages, we are unable to determine the eventual outcome of these matters, but management believes that the Bank and BMO Capital Markets Corp. have strong defences to these claims and will vigorously defend against all such actions.
          BMO Nesbitt Burns Inc., an indirect subsidiary of Bank of Montreal, has been named as a defendant in several individual actions and proposed class actions in Canada brought on behalf of shareholders of Bre-X Minerals Ltd. (“Bre-X”). Two of the proposed class actions in Canada have been dismissed as to BMO Nesbitt Burns Inc. A proposed U.S. class action was dismissed as against BMO Nesbitt Burns Inc. in October 2005. BMO Nesbitt Burns Inc., Bank of Montreal and BMO Capital Markets Corp. (previously Harris Nesbitt Corp.) are also defendants in an individual action in the United States.
          Other defendants named in one or more of the actions referred to above include Bre-X, officers and directors of Bre-X, a mining consulting firm retained by Bre-X, Bre-X’s financial advisor, brokerage firms which sold Bre-X common stock and a major gold production company. These actions are largely based on allegations of negligence and negligent and/or fraudulent misrepresentation in connection with the sale of Bre-X securities.
          As these matters are all in the early stages, we are unable to determine the eventual outcome of these matters, but management believes that BMO Nesbitt Burns Inc., the Bank and BMO Capital Markets Corp. have strong defences to these claims and will vigorously defend against all such actions.

132  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements

          Following our disclosures of mark-to-market losses in our commodities trading businesses on April 27, 2007 and May 17, 2007 aggregating $680 million (pre-tax) as of April 30, 2007, the Bank has received inquiries, requests for documents or subpoenas pertaining to those trading losses from securities, commodities, banking and law enforcement authorities. The Bank is cooperating with all of these authorities.
          The Bank and its subsidiaries are party to other legal proceedings, including regulatory investigations, in the ordinary course of their businesses. While there is inherent difficulty in predicting the outcome of these proceedings, management does not expect the outcome of any of these other proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or results of the Bank’s operations.
(b) Pledged Assets
In the normal course of our business, we pledge assets as security for various liabilities that we incur. The following tables summarize our pledged assets, to whom they are pledged and in relation to what activity:

(Canadian $ in millions)	2007	2006

Cash resources	$65	$9
Securities
Issued or guaranteed by Canada	8,758	5,999
Issued or guaranteed by a Canadian province, municipality or school corporation	3,648	2,234
Other securities	17,441	17,724
Securities borrowed or purchased under resale agreements and other	25,475	25,436

Total assets pledged	$55,387	$51,402

Excludes restricted cash resources disclosed in Note 2.

(Canadian $ in millions)	2007	2006

Assets pledged to: (1)
Clearing systems, payment systems and depositories	$1,371	$1,351
Bank of Canada	1,768	1,734
Foreign governments and central banks	1,381	3,247
Assets pledged in relation to:
Obligations related to securities lent or sold under repurchase agreements	24,837	28,477
Securities borrowing and lending	19,435	11,709
Derivatives transactions	3,959	2,010
Other	2,636	2,874

Total	$55,387	$51,402

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Excludes cash pledged with central banks disclosed as restricted cash in Note 2.

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

Note 29: Fair Value of Financial Instruments

We record trading assets and liabilities, derivatives, available-for-sale securities and securities sold but not yet purchased at market values and other non-trading assets and liabilities at their original amortized cost less allowances or write-downs for impairment. Fair value is subjective in nature, requiring a variety of valuation techniques and assumptions. The values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.
          Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contract. These calculations represent management’s best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.
          Interest rate changes are the main cause of changes in the fair value of our financial instruments.
          Items that are not financial instruments, such as premises and equipment, goodwill and intangible assets, have been excluded from our estimate of fair value. The assets excluded totalled $3,244 million as at October 31, 2007 ($3,297 million in 2006).
Financial Instruments Whose Book
Value Approximates Fair Value
Fair value is assumed to equal book value for acceptance-related assets and liabilities and securities lent or sold under repurchase agreements, due to the short-term nature of these assets and liabilities. Fair value is also assumed to equal book value for our cash resources, certain other assets and certain other liabilities.
Loans
In determining the fair value of our loans, we incorporate the following assumptions:
•	For fixed rate performing loans, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.
•	For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to equal carrying value.
The value of our loan balances determined using the above assumptions is further reduced by the allowance for credit losses to determine the fair value of our loan portfolio.
Securities
The fair value of our securities, both trading and available-for-sale, by instrument type and the methods used to determine fair value are provided in Note 3.
Derivative Instruments
The methods used to determine the fair value of derivative instruments are provided in Note 9.
Deposits
In determining the fair value of our deposits, we incorporate the following assumptions:
•	For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.
•	For floating rate, fixed maturity deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal book value.
•	For deposits with no defined maturities, we consider fair value to equal book value based on book value being equivalent to the amount payable on the reporting date.

  BMO Financial Group 190th Annual Report 2007  133

Notes to Consolidated Financial Statements
Subordinated Debt, Preferred Share Liability
and Capital Trust Securities
The fair value of our subordinated debt, preferred share liability and capital trust securities is determined by referring to current market prices for similar instruments. Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values.

(Canadian $ in millions)			2007			2006
			Fair value			Fair value
	Book	Fair	over (under)	Book	Fair	over (under)
	value	value	book value	value	value	book value

Assets
Cash resources	$22,890	$22,890	$–	$19,608	$19,608	$–
Securities	98,277	98,277	–	67,411	67,466	55
Loans and customers’ liability under acceptances, net of the allowance for credit losses	201,188	199,970	(1,218)	190,994	189,731	(1,263)
Derivative instruments	32,585	32,585	–	30,411	30,481	70
Other assets	8,340	8,340	–	8,257	8,257	–

	$363,280	$362,062	$(1,218)	$316,681	$315,543	$(1,138)

Liabilities
Deposits	$232,050	$232,202	$152	$203,848	$203,992	$144
Derivative instruments	33,584	33,584	–	31,446	31,555	109
Acceptances	12,389	12,389	–	7,223	7,223	–
Securities sold but not yet purchased	25,039	25,039	–	15,398	15,398	–
Securities lent or sold under repurchase agreements	31,263	31,263	–	31,918	31,918	–
Other liabilities	12,055	12,023	(32)	10,758	10,780	22
Subordinated debt	3,446	3,491	45	2,726	2,888	162
Preferred share liability	250	250	–	450	462	12
Capital trust securities	1,150	1,198	48	1,150	1,253	103

	$351,226	$351,439	$213	$304,917	$305,469	$552

Total			$(1,431)			$(1,690)

   Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 30: Reconciliation of Canadian and United States Generally Accepted Accounting Principles
We prepare our consolidated financial statements in accordance with GAAP in Canada, including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada.
          We have included the significant differences that would result if United States GAAP were applied in the preparation of our Consolidated Statement of Income, Consolidated Statement of
Comprehensive Income, Consolidated Balance Sheet, and Consolidated Statement of Accumulated Other Comprehensive Income. We have not included our Consolidated Statement of Cash Flows as the differences are immaterial.

Condensed Consolidated Statement of Income
For the Year Ended October 31 (Canadian $ in millions, except per share amounts)	2007	2006	2005 (1)

Net income, as reported under Canadian GAAP	$2,131	$2,663	$2,396
Adjustments to arrive at United States GAAP:
Net Interest Income
Liabilities and equity (j)	99	99	97
Non-Interest Revenue
Merchant banking (k)	7	(21)	(83)
Fair value option (b)	(8)	–	–
Variable interest entities (a)	–	–	(13)
Derivatives (d)	–	(32)	(66)
Non-Interest Expense
Stock-based compensation (e)	(17)	(31)	(6)
Software development costs (f)	(42)	(42)	(42)
Pension and related benefits (c)	–	4	2
Goodwill and other assets (g)	5	5	5
Income taxes and net change in income taxes (h) (including adjustments due to items listed above)	19	40	65
Non-controlling interest in subsidiaries (j)	(79)	(79)	(79)

Net income based on United States GAAP	$2,115	$2,606	$2,276

Earnings per share: basic – Canadian GAAP net income	$4.18	$5.25	$4.73
– United States GAAP net income	4.14	5.14	4.49

Earnings per share: diluted – Canadian GAAP net income	$4.11	$5.15	$4.63
– United States GAAP net income	4.08	5.04	4.40

(1)	Amounts have been restated to reflect the change in accounting policy described in Note 22.

134  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements

Consolidated Statement of Comprehensive Income For the Year Ended October 31 (Canadian $ in millions)	2007	2006	2005 (1)

Total Comprehensive Income, as reported under Canadian GAAP	$1,435	$2,486	$2,281

Adjustments to arrive at United States GAAP:
Net income adjustments, as per Condensed Consolidated Statement of Income	(16)	(57)	(120)
Unrealized holding gains on available-for-sale securities, net of hedging activities (m) (2)	–	151	99
Realized gains on available-for-sale securities recognized in net income (m) (3)	–	(94)	(107)
Unrealized losses on derivatives designated as cash flow hedges (d) (4)	–	(71)	(49)
Net gains (losses) on derivatives designated as cash flow hedges recognized in net income (d) (5)	–	(5)	5
Unrealized gain on translation of net foreign operations, net of hedging activities (g)	9	5	1
Pension and other employee future benefits (c) (6)	(486)	6	12

Total Comprehensive Income based on United States GAAP	$942	$2,421	$2,122

(1)	Amounts have been restated to reflect the change in accounting policy described in Note 22.
(2)	Net of income taxes of $82 million in 2006 and $53 million in 2005.
(3)	Net of income taxes of $51 million in 2006 and $58 million in 2005.

(4)	Net of income taxes of $38 million in 2006 and $26 million in 2005.
(5)	Net of income taxes of $3 million in 2006 and $41 million in 2005.
(6)	Net of income taxes of $279 million in 2007, $3 million in 2006 and $26 million in 2005.

Condensed Consolidated Balance Sheet As at October 31 (Canadian $ in millions)			2007			2006

	Canadian	Increase	United States	Canadian	Increase	United States
	GAAP	(Decrease )	GAAP	GAAP	(Decrease )	GAAP

Assets
Cash Resources (o)	$22,890	$(1,994)	$20,896	$19,608	$(2,119)	$17,489
Securities – Trading (n)	70,773	(505)	70,268	51,820	–	51,820
– Available-for-sale (d,i,k,m,n)	26,010	2,225	28,235	–	18,024	18,024
– Other and loan substitutes (k,m)	1,494	(97)	1,397	15,591	(15,591)	–
Loans and customers’ liability under acceptances, net of the allowance for credit losses (d,o)	201,188	1,994	203,182	190,994	2,088	193,082
Derivative instruments (d)	32,585	–	32,585	30,411	377	30,788
Premises and equipment (f)	1,980	(3)	1,977	2,047	38	2,085
Goodwill (g)	1,140	(33)	1,107	1,098	(39)	1,059
Intangible assets (c,g)	124	(8)	116	152	(15)	137
Other assets (c,d,e,n)	8,340	7,629	15,969	8,257	7,371	15,628

Total Assets	$366,524	$9,208	$375,732	$319,978	$10,134	$330,112

Liabilities and Shareholders’ Equity
Deposits (b,d)	$232,050	$8	$232,058	$203,848	$62	$203,910
Derivative instruments (d)	33,584	–	33,584	31,446	153	31,599
Acceptances	12,389	–	12,389	7,223	–	7,223
Securities sold but not yet purchased	25,039	–	25,039	15,398	–	15,398
Securities lent or sold under repurchase agreements	31,263	–	31,263	31,918	–	31,918
Other liabilities (c,d,i,j,n)	12,055	10,963	23,018	10,758	11,109	21,867
Subordinated debt (d)	3,446	–	3,446	2,726	(45)	2,681
Preferred share liability (j)	250	(250)	–	450	(450)	–
Capital trust securities (j)	1,150	(1,150)	–	1,150	(1,150)	–
Shareholders’ equity (d,e,l)	15,298	(363)	14,935	15,061	455	15,516

Total Liabilities and Shareholders’ Equity	$366,524	$9,208	$375,732	$319,978	$10,134	$330,112

Consolidated Statement of Accumulated Other Comprehensive Income For the Year Ended October 31 (Canadian $ in millions)	2007	2006

Total Accumulated Other Comprehensive Loss, as reported under Canadian GAAP	$(1,533)	$(789)

Adjustments to arrive at United States GAAP:
Net unrealized gains on available-for-sale securities (m)	–	60
Unrealized gains on derivatives designated as cash flow hedges (d)	–	154
Unrealized gain on translation of net foreign operations, net of hedging activities	41	32
Pension and other employee future benefits (c)	(518)	(32)

Total Accumulated Other Comprehensive Loss based on United States GAAP	$(2,010)	$(575)

(a) Variable Interest Entities
Under United States GAAP, we adopted a new accounting standard on the consolidation of variable interest entities (“VIEs”) effective January 31, 2004. The standard is now consistent with Canadian GAAP.
          When we adopted this new U.S. accounting standard on January 31, 2004, it resulted in the consolidation of our multi-seller conduits. We recorded a one-time transition adjustment of $111 million in the Consolidated Statement of Income as the cumulative effect of an accounting change related to unrealized losses on interest rate swaps held by our VIEs to hedge their exposure to interest rate risk. These derivative instruments had been accounted for as hedging derivatives under Canadian GAAP but did not meet the detailed hedge accounting requirements under United States GAAP in prior periods. As a result, although they were effective as economic hedges, they were required to be marked to market under United States GAAP.
          On April 29, 2005, we restructured our multi-seller conduits by either terminating or changing the terms of our swaps with the VIEs and amending some of the rights of noteholders in the VIEs. As a result, they no longer meet the criteria for consolidation. The impact of deconsolidating these VIEs was a decrease in non-interest revenue of $13 million representing the reversal of unamortized mark-to-market losses on swaps.

  BMO Financial Group 190th Annual Report 2007  135

Notes to Consolidated Financial Statements
          During the year ended October 31, 2006, under United States GAAP we adopted new accounting guidance that provides clarification on VIEs and their consolidation requirements. There was no material impact on our consolidated financial statements under United States GAAP as a result of this accounting guidance.
(b) Fair Value Option
Effective November 1, 2006, we adopted a new Canadian accounting standard which allows us to elect to measure financial instruments that would not otherwise be accounted for at fair value as trading instruments, with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must have been designated on November 1, 2006, when the standard was adopted, or when new financial instruments were acquired, and the designation is irrevocable.
          The Financial Accounting Standards Board (FASB) has issued new rules that will eliminate this difference. We expect to adopt these new rules in fiscal 2008. Until we adopt these new rules under United States GAAP, an adjustment is made to our Consolidated Statement of Income to reverse the impact of the changes in fair value recorded in income under Canadian GAAP.
(c) Pension and Other Employee Future Benefits
Effective October 31, 2007, United States GAAP requires us to recognize the excess of the fair value of our plan assets compared to the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. This is done on a plan-by-plan basis. The offsetting adjustment is recorded in Accumulated Other Comprehensive Income. This new guidance replaces the United States GAAP requirement to recognize an additional minimum pension liability in cases where the obligation, calculated without taking salary increases into account, exceeds the fair value of plan assets at year end. There is no change in the calculation of the pension and other employee future benefits expense. Under Canadian GAAP, there is no similar requirement.
          Under United States GAAP, both pension and other employee future benefits are recorded in our Consolidated Statement of Income in the period services are provided by our employees. The related obligations are valued using current market rates. Under Canadian GAAP, prior to November 1, 2000, pension benefits were recorded in our Consolidated Statement of Income in the period services were provided by our employees, with the corresponding obligation valued using management’s best estimate of the long-term rate of return on plan assets, while other employee future benefits were expensed as incurred. Effective November 1, 2000, we adopted a new Canadian accounting standard on pension and other employee future benefits that eliminated the difference between Canadian and United States GAAP. When we adopted this new standard, we accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until amounts previously deferred under United States GAAP have been fully amortized to income.
(d) Derivatives
Under United States GAAP, hedging derivatives are recorded at fair value in our Consolidated Balance Sheet. Changes in the fair value of hedging derivatives are either offset in our Consolidated Statement of Income against the change in the fair value of the hedged asset, liability or firm commitment, or are recorded in accumulated other comprehensive income until the hedged item is recorded in our Consolidated Statement of Income. If the change in the fair value of the derivative is not completely offset by the change in the fair value of the item it is hedging, the difference is recorded immediately in our Consolidated Statement of Income.
          Prior to November 1, 2006, hedging derivatives were accounted for on an accrual basis, with gains or losses deferred and recorded in income on the same basis as the underlying hedged item under Canadian GAAP. Canadian GAAP changed on November 1, 2006 to eliminate this difference.
(e) Stock-based Compensation
Under United States GAAP, the fair value of stock options on their grant date is recorded as compensation expense over the period that the options vest. Under Canadian GAAP, prior to November 1, 2002, we included the amount of proceeds in shareholders’ equity when the options were exercised and did not recognize any compensation expense. Effective November 1, 2002, we adopted a new Canadian accounting standard on stock-based compensation that eliminated this difference for stock options granted on or after November 1, 2002. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until stock option expense has been fully recognized for stock options granted prior to November 1, 2002 under United States GAAP.
          Effective November 1, 2005, under United States GAAP, stock-based compensation granted to employees who are eligible to retire was expensed at the time of grant. We adopted this new standard prospectively, beginning with grants issued in fiscal 2006. We retroactively adopted new Canadian accounting guidance on stock-based compensation during the year ended October 31, 2006, which conformed with the United States accounting standard. Due to the differences in the methods of adoption, there will continue to be an adjustment to our Consolidated Statement of Income until the stock-based compensation granted prior to November 1, 2005 has been fully amortized.
(f) Software Development Costs
Under United States GAAP, costs of internally developed software are required to be capitalized and amortized over the expected useful life of the software. Under Canadian GAAP, prior to November 1, 2003, only costs paid to third parties related to internally developed software were capitalized and amortized over the expected useful life of the software. Effective November 1, 2003, we adopted a new Canadian accounting standard on sources of GAAP that eliminated this difference for software development costs incurred after October 31, 2003. There will continue to be an adjustment to our Consolidated Statement of Income until software development costs capitalized prior to fiscal 2004 are fully amortized.
(g) Goodwill and Other Assets
Under United States GAAP, our acquisition of Suburban Bancorp, Inc. in 1994 would have been accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method, which resulted in the recognition and amortization of goodwill and other intangible assets associated with the acquisition. Effective November 1, 2001, goodwill is no longer amortized to income under either United States or Canadian GAAP. The remaining difference relates to the amortization of intangible assets under Canadian GAAP.

136  BMO Financial Group 190th Annual Report 2007

Notes to Consolidated Financial Statements

(h) Income Taxes
In addition to the tax impact of differences outlined above, under United States GAAP, tax rate changes do not impact the measurement of our future income tax balances until they are passed into law. Under Canadian GAAP, tax rate changes are recorded in income in the period the tax rate change is substantively enacted.
(i) Non-Cash Collateral
Under United States GAAP, non-cash collateral received in security lending transactions that we are permitted by contract to sell or re-pledge is recorded as an asset in our Consolidated Balance Sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our Consolidated Balance Sheet. As a result of this difference, available-for-sale securities and other liabilities have been increased by $2,225 million and $1,545 million for the years ended October 31, 2007 and 2006, respectively.
(j) Liabilities and Equity
Under United States GAAP, certain of our preferred shares and capital trust securities are classified as equity and non-controlling interest, with payments recognized as dividends and minority interest, respectively. Under Canadian GAAP, as both instruments are ultimately convertible into a variable number of our common shares at the holders’ option, they are classified as liabilities, with payments recognized as interest expense.
(k) Merchant Banking Investments
Under United States GAAP, our merchant banking subsidiaries account for their investments at cost or under the equity method. Under Canadian GAAP, these subsidiaries account for their investments at fair value, with changes in fair value recorded in income as they occur.
(l) Shareholders’ Equity
Accumulated other comprehensive income is recorded as a separate component of shareholders’ equity under United States GAAP. Prior to November 1, 2006, Canadian GAAP did not permit presentation of other comprehensive income. Effective November 1, 2006, Canadian GAAP changed to eliminate this difference.
(m) Available-for-Sale Securities
Under United States GAAP, we have designated as available-for-sale all of our securities other than trading securities, loan substitute securities and investments in corporate equity where we exert significant influence but not control. Available-for-sale securities are carried at fair value, with any unrealized gains or losses recorded in other comprehensive income unless impaired. Other than temporary impairment is recorded in income. Prior to November 1, 2006, under Canadian GAAP, investment securities were carried at cost or amortized cost. Canadian GAAP changed on November 1, 2006 to eliminate this difference.
(n) Accounting for Securities Transactions
Under United States GAAP, securities transactions are recognized in our Consolidated Balance Sheet when the transaction is entered into. Under Canadian GAAP, securities transactions are recognized in our Consolidated Balance Sheet when the transaction is settled.
(o) Bankers’ Acceptances
Under United States GAAP, bankers’ acceptances purchased from other banks are classified as loans. Under Canadian GAAP, bankers’ acceptances purchased from other banks are recorded as cash resources (deposits with banks) in our Consolidated Balance Sheet.
Changes in Accounting Policy
Hybrid Financial Instruments
Effective November 1, 2006, we adopted the new United States accounting standard on hybrid financial instruments. The new rules allow us to elect to measure certain hybrid financial instruments at fair value in their entirety, with any changes in fair value recognized in earnings. Under the previous rules, only the embedded derivative in the hybrid financial instrument was recorded at fair value. We did not elect to measure any hybrid financial instruments at fair value. The new standard did not have any impact on our consolidated financial statements.
Future Changes in Accounting Policy
Accounting for Uncertainty in Income Taxes
The FASB issued guidance on the accounting for uncertainty in income taxes recognized in an entity’s financial statements. This interpretation clarifies that an entity’s tax benefits recognized in tax returns must be more likely than not of being sustained on audit prior to recording the related tax benefit in the financial statements. This standard is effective November 1, 2007. The impact of this standard will not be significant.
Fair Value Measurement
The FASB has issued a new standard which clarifies the definition of “fair value” applicable under all United States accounting standards, with some limited exceptions. The standard establishes a single definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The objective of the standard is to increase consistency, reliability and comparability in fair value measurements, and to enhance disclosures to help users of financial statements assess the effects of the fair value measurements used in financial reporting. The framework provides a hierarchy for reliably determining fair value based on the definition in the standard. This standard is effective November 1, 2008. Our current policy on accounting for fair value measurement is consistent with this guidance.

  BMO Financial Group 190th Annual Report 2007  137

Principal Subsidiaries

Book value of
Entities in which the Bank owns more than		shares owned by the Bank
50% of the issued and outstanding voting shares	Head office	(Canadian $ in millions)

4197569 Canada Inc.	Toronto, Canada	1
Bank of Montreal Assessoria e Serviços Ltda.	Rio de Janeiro, Brazil	–
Bank of Montreal Capital Markets (Holdings) Limited	London, England	94
BMO Capital Markets Limited	London, England
Bank of Montreal Finance Ltd.	Toronto, Canada	39
Bank of Montreal Global Capital Solutions Ltd.	Calgary, Canada	13
Bank of Montreal Holding Inc.	Calgary, Canada	21,586
Bank of Montreal Holding Enterprise Inc.	Calgary, Canada
Bank of Montreal Holding Investments Inc.	Calgary, Canada
Bank of Montreal Securities Canada Limited	Toronto, Canada
BMO Nesbitt Burns Corporation Limited	Montreal, Canada
BMO Nesbitt Burns Inc. and subsidiaries	Toronto, Canada
BMO Holding Finance, LLC	Wilmington, United States
BMO Investments Inc. and subsidiary	Toronto, Canada
BMO Investments Limited	Hamilton, Bermuda
Bank of Montreal (Barbados) Limited	St. Michael, Barbados
Bank of Montreal Insurance (Barbados) Limited	St. Michael, Barbados
BMO (Channel Islands) Limited	Guernsey, Channel Islands
BMO InvestorLine Inc.	Toronto, Canada
BMO Nesbitt Burns Trading Corp. S.A.	Münsbach, Luxembourg
BMO Service Inc.	Calgary, Canada
Bank of Montreal Ireland plc	Dublin, Ireland	1,071
Bank of Montreal Mortgage Corporation	Calgary, Canada	1,793
BMRI Realty Investments	Toronto, Canada
Bay Street Number Twenty-Nine Ltd.	Wilmington, United States	3
bcpbank Canada	Toronto, Canada	21
BMO Capital Corporation	Toronto, Canada	80
BMO Funding, L.P.	Chicago, United States	152
BMO (NS) Investment Company and subsidiary	Halifax, Canada
BMO GP Inc.	Toronto, Canada	–
BMO Ireland Finance Company	Dublin, Ireland	463
BMO Life Insurance Company	Toronto, Canada	74
BMO Nevada LP	Chicago, United States	169
BMO (NS) Capital Funding Company and subsidiary	Halifax, Canada
BMO Private Equity (Canada) Inc.	Toronto, Canada	103
BMO Equity Partners Fund Inc. and subsidiaries	Toronto, Canada
BMO Equity Partners Management Inc.	Toronto, Canada
BMO Nesbitt Burns Employee Co-Investment Fund I Management (Canada) Inc. and subsidiaries	Toronto, Canada
BMO Trust Company	Toronto, Canada	473
Guardian Group of Funds Ltd. and subsidiary	Toronto, Canada
BMO (US) Lending, LLC	Chicago, United States	123
Harris Financial Corp.	Wilmington, United States	4,962
BMO Capital Markets Corp.	Wilmington, United States
BMO Capital Markets Equity Group (U.S.), Inc. and subsidiaries	Wilmington, United States
BMO Capital Markets Financing, Inc.	Dover, United States
BMO Financial, Inc.	Wilmington, United States
BMO Financial Products Corp.	Chicago, United States
BMO Global Capital Solutions, Inc.	Chicago, United States
Harris Bancorp Insurance Services, Inc.	Chicago, United States
Harris Bankcorp, Inc.	Chicago, United States
First National Investments, Inc.	Kokomo, United States
Harris Central N.A.	Roselle, United States
Harris Investment Management, Inc. and subsidiary	Chicago, United States
Harris Investor Services, Inc.	Chicago, United States
Harris Life Insurance Company	Scottsdale, United States
Harris National Association and subsidiaries	Chicago, United States
Harris Trade Services Limited	Hong Kong, China
The Harris Bank N.A.	Scottsdale, United States
Harris RIA Holdings, Inc. and subsidiaries	Wilmington, United States
MyChoice Inc.	Toronto, Canada	–

The above is a list of all our directly held subsidiaries, as well as their directly held subsidiaries, and thereby includes all of our major operating subsidiaries. The book values of the subsidiaries shown represent the total common and preferred equity value of our holdings or our partnership interest where appropriate.
We own 100% of the voting shares of the above subsidiaries except for Bank of Montreal Finance Ltd., of which we own 50.01%, MyChoice Inc., of which we own 80% and BMO (Channel Islands) Limited, of which we own 99.96%.
We own 100% of the outstanding non-voting shares of subsidiaries except for Bank of Montreal Securities Canada Limited, of which we own 98.9% of the outstanding non-voting shares.

138  BMO Financial Group 190th Annual Report 2007

Members of Performance Committee
In 2007, as part of our increased rigour on performance management, we established a new committee comprised of the heads of all lines of business and functional groups. This committee meets quarterly to discuss performance against established targets and courses of action to improve performance.

William A. Downe
President and
Chief Executive Officer
BMO Financial Group

Personal and
Commercial Banking Canada
Frank J. Techar
President and
Chief Executive Officer
Personal and Commercial
Banking Canada
Susan M. Brown
Senior Vice-President
Ontario Regional Division
Alex P. Dousmanis-Curtis
Senior Vice-President
Greater Toronto Division
Sandra L. Hanington
Executive Vice-President
Customer Strategies
& Marketing
Gordon J. Henderson
Senior Vice-President, Insurance
François M.P. Hudon
Senior Vice-President
Quebec Division
Maurice A.D. Hudon
Senior Executive Vice-President
Personal and Commercial
Banking Canada
James B. Kelsey
Senior Vice-President
Corporate Finance Division
Michael J. Kitchen
Senior Vice-President, Card
and Retail Payment Services
Ted R. McCarron
Senior Vice-President
Prairies Division
Steve C. Murphy
Senior Vice-President
Atlantic Provinces Division
Richard D. Rudderham
Senior Vice-President
British Columbia Division
Personal and Commercial Banking U.S.
Ellen M. Costello
Chief Executive Officer
Harris Bankcorp, Inc.
Timothy S. Crane
President
Community Banking
Harris Bankcorp, Inc.

Peter B. McNitt
Vice-Chair
Harris Bankcorp, Inc. and
Head of Business Banking
Private Client Group
Gilles G. Ouellette
President and
Chief Executive Officer
Private Client Group
Harold Hillier
Senior Vice-President and
Head of BMO Asset Management
and Guardian Group of Funds Ltd.
Terry A. Jenkins
Senior Vice-President and Head
of Harris Private Bank, U.S.
Ed N. Legzdins
Senior Vice-President and
Head of Retail Investments
Dean Manjuris
Head of Full Service Brokerage
Line of Business, President and
Director, Private Client Division
Graham T. Parsons
Executive Vice-President
Global Private Banking and
End-to-End Strategic Initiatives
Connie A. Stefankiewicz
Vice-President and President
BMO InvestorLine Inc.
BMO Capital Markets
Yvan J.P. Bourdeau
Chief Executive Officer
and Head of Investment
Banking Group
BMO Capital Markets
William Butt
Executive Managing Director
Head of Investment and Corporate
Banking Canada
Mark E. Caplan*
Executive Managing Director
and Co-Head, Financial Products
David R. Casper
Executive Managing Director
and Co-Head, Investment and
Corporate Banking, U.S.
Patrick Cronin*
Executive Managing Director
and Co-Head, Financial Products
David Fleck*
Executive Managing Director
and Co-Head, Equity Products Group
Andre L. Hidi
Executive Managing Director
and Head, North America Mergers
and Acquisitions
Marnie J. Kinsley
Executive Managing Director
and Head of Global Treasury
Management
Michael Miller*
Executive Managing Director and
Co-Head, Equity Products Group
Thomas V. Milroy
Co-President
BMO Capital Markets
Peter A. Myers
Executive Managing Director
Equity Capital Markets
Dominic A. Petito
Executive Managing Director
and Co-Head, Investment and
Corporate Banking, U.S. and
Head of BMO Capital Markets,
New York
Charles N. Piermarini
Executive Managing Director
Debt Products and Head of
N.A. Securitization Group
Surjit S. Rajpal
Executive Managing Director
Loan Products Group
and Merchant Banking
Jamie K. Thorsen
Executive Managing Director
Foreign Exchange and Capital
Markets China
Eric C. Tripp
Co-President
BMO Capital Markets
BMO Financial Group
L. Jacques Ménard
Chairman, BMO Nesbitt Burns
and President, BMO Financial Group Quebec
Communications, Legal,
Finance and Enterprise
Risk and Portfolio
Management
Karen E. Maidment
Chief Financial and
Administrative Officer
BMO Financial Group
Thomas E. Flynn
Executive Vice-President
Finance and Treasurer and
Acting Chief Financial Officer
Pierre O. Greffe
Executive Vice-President
Finance
Viki A. Lazaris
Senior Vice-President
Investor Relations

Neil R. Macmillan
Executive Vice-President
and Senior Risk Officer
BMO Capital Markets
Robert L. McGlashan
Executive Vice-President
and Chief Risk Officer
Wendy L. Millar
Executive Vice-President
and Senior Risk Officer
Personal and Commercial
Banking/Private Client Group
Andrew P.M. Plews
Senior Vice-President
Corporate Communications
Ronald B. Sirkis
Executive Vice-President
General Counsel and Taxation
Penny F. Somerville
Executive
Vice-President and
Senior Market Risk
Officer
Human Resources
Rose M. Patten
Senior Executive Vice-President
Head of Human Resources and
Senior Leadership Advisor
April L. Taggart
Senior Vice-President
Talent Management
and Diversity
Gabriella R.J. Zillmer
Senior Vice-President
Performance Alignment
and Compensation
Office of Strategic
Management and Corporate
Marketing
Joan T. Dea
Executive Vice-President
Head of Strategic Management
and Corporate Marketing
Susan M. Payne
Senior Vice-President
and Chief Marketing Officer
Technology and
Operations
Barry K. Gilmour
Group Head, Technology
and Operations
Karen L. Metrakos
Senior Vice-President
Operations
David J. Revell
Senior Vice-President
Corporate Technology
Development

*	Rotating members of the Performance Committee
BMO Financial Group 190th Annual Report 2007     139

Glossary of Financial Terms

Allowance for Credit Losses
Represents an amount deemed adequate by management to absorb credit-related losses on loans and acceptances and other credit instruments. Allowances for credit losses can be specific or general and are recorded on the balance sheet as a deduction from loans and acceptances or, as it relates to credit instruments, as other liabilities.
Assets under Administration and under Management
Assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.
Asset-backed Commercial Paper
A short-term investment with a maturity that is typically less than 180 days. The commercial paper is backed by physical assets such as trade receivables, and is generally used for short-term financing needs.
Average Earning Assets
Represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.
Bankers’ Acceptances (BAs)
Bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.
Basis Point
One one-hundredth of a percentage point.
Derivatives
Contracts whose value is “derived” from movements in interest or foreign exchange rates, or equity or commodity prices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.
Hedging
A risk management technique used to neutralize or manage interest rate, foreign currency, equity, commodity or credit exposures arising from normal banking activities.
Impaired Loans
Loans for which there is no longer reasonable assurance of the timely collection of principal or interest.
Innovative Tier 1 Capital
OSFI allows banks to issue instruments that qualify as “Innovative” Tier 1 capital. In order to qualify, these instruments have to be issued indirectly through a special purpose vehicle, be permanent in nature and receive acceptable accounting treatment. Innovative Tier 1 capital cannot comprise more than 20% of net Tier 1 capital, at time of issue, with 15% qualifying as Tier 1 capital and the additional 5% included in total capital.
Mark-to-Market
Represents valuation of securities and derivatives held for trading purposes at market rates as of the balance sheet date, where required by accounting rules.
Notional Amount
The principal used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.
Provision for Credit Losses
A charge to income that represents an amount deemed adequate by management to fully provide for impairment in loans and acceptances and other credit instruments, given the composition of the portfolios, the probability of default, the economic environment and the allowance for credit losses already established.
Regulatory Capital Ratios
The percentage of risk-weighted assets supported by capital, as defined by OSFI under the framework of risk-based capital standards agreed upon in 1988 at the Bank for International Settlements. These ratios are labeled Tier 1 and Total. Tier 1 capital is considered to be more permanent, consisting of common shareholders’ equity together with any qualifying non-cumulative preferred shares and innovative instruments, less unamortized goodwill. Tier 2 capital consists of other preferred shares, subordinated debentures and the general allowance, within prescribed limits. The assets-to-capital multiple is defined as assets plus guarantees and letters of credit, net of specified deductions (or adjusted assets), divided by total capital.
Securities Borrowed or Purchased under Resale Agreements
Low-cost, low-risk loans, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchase of securities.
Securities Lent or Sold under Repurchase Agreements
Low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or sale of securities.

Other Definitions	Page

Cash Productivity Ratio	40
Earnings per Share (EPS)	32
Expense-to-Revenue Ratio (or Productivity Ratio)	40
Forwards and Futures	108
General Allowance	101
Net Economic Profit (NEP)	33
Net Interest Income	36
Net Interest Margin	36
Off-Balance Sheet Arrangements	59
Operating Leverage	23
Options	108
Productivity Ratio (see Expense-to- Revenue Ratio)	40
Return on Equity (ROE)	33
Specific Allowances	101
Swaps	108
Taxable Equivalent Basis (teb)	36
Tier 1 Capital Ratio (see Regulatory Capital Review)	57
Total Capital Ratio (see Regulatory Capital Review)	57
Total Shareholder Return (TSR)	31
Trading-Related Revenues	38
Variable Interest Entities (VIEs)	59

Risk-Related Definitions

Business Risk Due to Earnings Volatility	72
Credit and Counterparty Risk	67
Earnings Volatility (EV)	68
Economic Capital	66
Environmental Risk	73
Issuer Risk	68
Liquidity and Funding Risk	71
Market Risk	68
Market Value Exposure (MVE)	68
Operational Risk	72
Reputation Risk	73
Value at Risk (VaR)	68

Corporate Governance	Corporate Responsibility

Our web site at www.bmo.com contains information on our corporate governance practices, including our code of conduct, FirstPrinciples, our Code of Ethics for the CEO and Senior Financial Officers, our Director Independence Standards and the Board and Committee Charters.	The BMO Corporate Responsibility Report, to be released in February 2008, documents our corporate citizenship activities throughout the year. You can find more information about our corporate responsibility activities online at www.bmo.com/community.

Proxy Circular
Our proxy circular contains information on each of the directors, Board Committee reports and a complete discussion of our corporate governance practices. It is published in January 2008 and is available online at www.bmo.com/investorrelations.	BMO reports on the economic, social and environmental components of our corporate responsibility performance and activities according to guidelines set out by the Global Reporting Initiative. To learn more about the Global Reporting Initiative and its Sustainability Reporting Guidelines, visit www.globalreporting.org.

New York Stock Exchange Governance Requirements
A summary of the significant ways in which our corporate governance practices differ from the corporate governance practices required to be followed by U.S. domestic companies under New York Stock Exchange Listing Standards is posted on our web site.

140   BMO Financial Group 190th Annual Report 2007

Shareholder Information

Common Share Trading Information during Fiscal 2007

		Year-end price			Total volume of
Primary stock exchanges	Ticker	October 31, 2007	High	Low	shares traded

Toronto	BMO	$ 63.00	$ 72.75	$ 60.21	394.7 million
New York	BMO	US$ 66.58	US$ 67.32	US$ 56.80	16.2 million

Dividends per Share Declared during Fiscal Year

		Shares outstanding
Issue/Class	Ticker	at October 31, 2007	2007	2006	2005	2004	2003

Common	BMO	498,562,702	$ 2.71	$ 2.26	$ 1.85	$ 1.59	$ 1.34

Preferred Class B
Series 3 (a)	BMO F	—	—	—	—	$ 1.18	$ 1.39
Series 4 (b)	BMO G	—	$ 0.99	$ 1.20	$ 1.20	$ 1.20	$ 1.20
Series 5 (c)	BMO H	8,000,000	$ 1.33	$ 1.33	$ 1.33	$ 1.33	$ 1.33
Series 6 (c)	BMO I	10,000,000	$ 1.19	$ 1.19	$ 1.19	$ 1.19	$ 1.19
Series 10 (d)	BMO V	12,000,000	US$ 1.49	US$ 1.49	US$ 1.49	US$ 1.49	US$ 1.49
Series 13 (e)	BMO J	14,000,000	$ 0.96	—	—	—	—
Series 14 (e)	BMO K	10,000,000	$ 0.50	—	—	—	—

(a)	The Class B Preferred Shares Series 3 were redeemed in September 2004.

(b)	The Class B Preferred Shares Series 4 were redeemed in August 2007.

(c)	The Class B Preferred Shares Series 5 were issued in February 1998 and the Class B Preferred Shares Series 6 were issued in May 1998.

(d)	The Class B Preferred Shares Series 10 were issued in December 2001.

(e)	The Class B Preferred Shares Series 13 were issued in January 2007 and the Class B Preferred Shares Series 14 were issued in September 2007.
2008 Dividend Dates
(Subject to approval by the Board of Directors)

Common and preferred shares record dates	Preferred shares payment dates	Common shares payment dates

February 1	February 25	February 28
May 2	May 26	May 29
August 1	August 25	August 28
October 31	November 25	November 27

The Bank Act prohibits a bank from paying or declaring a dividend if it is or would thereby be in contravention of capital adequacy regulations. Currently, this limitation does not restrict the payment of dividends on Bank of Montreal’s common or preferred shares.

Shareholder Administration
Computershare Trust Company of Canada, with transfer facilities in the cities of Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver, serves as transfer agent and registrar for common and preferred shares. In addition, Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as transfer agents and registrars for common shares in London, England and Golden, Colorado, respectively.
     For dividend information, change in share registration or address, lost certificates, estate transfers, or to advise of duplicate mailings, please call Bank of Montreal’s Transfer Agent and Registrar at 1-800-340-5021 (Canada and the United States), or at (514) 982-7800 (international), or write to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, e-mail to service@computershare.com, or fax 1-888-453-0330 (Canada and the United States) or (416) 263-9394 (international).
     For all other shareholder inquiries, please write to Shareholder Services in the Corporate Secretary’s Department, 19th Floor, 1 First Canadian Place, Toronto, Ontario M5X 1A1, e-mail to corp.secretary@bmo.com, call (416) 867-6785, or fax (416) 867-6793.
Market for Securities of Bank of Montreal
The common shares of Bank of Montreal are listed on the Toronto and New York stock exchanges. The preferred shares of Bank of Montreal are listed on the Toronto Stock Exchange.
Shareholder Dividend Reinvestment and Share Purchase Plan
The Shareholder Dividend Reinvestment and Share Purchase Plan provides a means for holders of record of common shares to reinvest cash dividends in common shares of Bank of Montreal without the payment of any commissions or service charges.
     Shareholders of Bank of Montreal may also purchase additional common shares of Bank of Montreal in amounts up to $40,000 per fiscal year. Full details of the plan are available from Computershare Trust Company of Canada or Shareholder Services.

Direct Dividend Deposit
Shareholders may choose to have dividends deposited directly to an account in any financial institution in Canada or the United States that provides electronic funds transfer facilities.
General Information
For general inquiries about company news and initiatives, or to obtain additional copies of the Annual Report, please contact the Corporate Communications Department, 302 Bay Street, 10th Floor, Toronto, Ontario M5X 1A1, or visit our web site at www.bmo.com.
Annual Meeting
The Annual Meeting of Shareholders will be held on Tuesday, March 4, 2008 at 9:30 a.m. (Eastern Standard Time) at Fairmont Le Château Frontenac, Quebec City, Quebec.
Institutional Investors and Research Analysts
 Institutional investors or research analysts who would like to obtain financial information should write to the Senior Vice-President, Investor Relations, 18th Floor, 1 First Canadian Place, Toronto, Ontario M5X 1A1, e-mail to investor.relations@bmo.com, call (416) 867-6656, or fax (416) 867-3367. Alternatively, please visit our web site at www.bmo.com/investorrelations.
Corporate Information
This BMO Financial Group 2007 Annual Report is available for viewing/printing on our web site at www.bmo.com. For a printed copy, please contact:
Corporate Communications Department
BMO Financial Group
302 Bay Street, 10th Floor
Toronto, Ontario M5X 1A1
(On peut obtenir sur demande un exemplaire en français.)
Online Information
BMO Financial Group is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit our web site at www.bmo.com/investorrelations to find out more about our organization, our governance practices, our continuous disclosure materials including our Quarterly Financial Releases, our Annual Information Form as well as our Notice of Annual Meeting of Shareholders and Proxy Circular. Filings are accessible on the Canadian Securities Administrators’ web site at www.sedar.com, and on the EDGAR section of the SEC’s web site at www.sec.gov.

About the production of our Annual Report
In an era of increasing globalization, BMO is committed to contributing positively to communities and the environment by minimizing impacts and striving to understand and reduce our environmental footprint.
All paper in BMO’s Annual Report came from well-managed forests or other controlled sources certified in accordance with the international standards of the Forest Stewardship Council (FSC). The report contains 30% post-consumer paper (recycled), was manufactured in Canada, is EcoLogo certified and was manufactured using biogas energy.

The use of eco-friendly recycled paper helps the environment in a number of ways. The following savings were achieved by using FSC and recycled papers for this Annual Report:

This Annual Report is Carbon Neutral
This BMO Financial Group Annual Report 2007 is carbon neutral. The carbon emissions resulting from the manufacturing, printing and transportation of this publication have been balanced out using Zerofootprint’s forest restoration carbon offsets and verified to the ISO 14064-2 standard.
About FSC
The Forest Stewardship Council (FSC) is an international organization that brings people together to find solutions that promote environmentally appropriate, socially beneficial and economically viable management of the world’s forests. Through consultative processes with its diverse group of stakeholders, FSC sets international standards for responsible forest management.
The FSC trademark provides international recognition for organizations that support responsible forest management, and its product label allows consumers worldwide to recognize their products. Over the past 13 years, over 90 million hectares in more than 70 countries have been certified according to FSC®5 standards. Several thousand products are now manufactured using FSC-certified wood and carrying the FSC label. FSC operates through its network of National Initiatives in 45 countries.

TM/®	Trademark/registered trademark of Bank of Montreal
TM*	Trademark of BMO Nesbitt Burns Corporation Limited
®*	“Nesbitt Burns” is a registered trademark of BMO Nesbitt Burns Corporation Limited
® †	Registered trademark of Harris N.A.
® 1	Registered trademark of AIR MILES International Trading B.V.
® 2	Registered trademark of MasterCard International Incorporated
® 3	Registered trademark of Skate Canada
® 4	Registered trademark of Kids Help Foundation
® 5	Registered trademark of Forest Stewardship Council, A.C.
® 6	Registered trademark of The McGraw-Hill Companies, Inc.
®7	Registered trademark of MIS Quality Management Corp.
TM1	Trademark of Bullfrog Power Inc.
Visit our online Annual Report
www.bmo.com/annualreport2007